Form 40-F
LABOPHARM INC
filed 2007-03-30
CIK 1284519

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One:)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006	Commission File Number: 000-51933

LABOPHARM INC.

(Exact name of Registrant as specified in its charter)

QUÉBEC, CANADA

(Province or other jurisdiction of incorporation or organization)

2834

(Primary Standard Industrial Classification Code (if applicable))

20-3010375

(I.R.S. Employer Identification Number (if applicable))

480 Armand-Frappier Blvd.

Laval, Québec, Canada H7V 4B4

(450) 686-1017

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

101 Federal Street

Boston, MA 02110

(617) 757-6400

(Name, address (including zip code) and telephone number

(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	The NASDAQ Stock Market, LLC Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.  None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.  None.

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 56,747,963 common shares as at December 31, 2006

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.    Yes  ☐    No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Except where otherwise indicated, all dollar amounts stated or incorporated by reference in this Annual Report on Form 40-F are Canadian dollars.

EXCHANGE RATE INFORMATION

The following table sets forth for each period indicated: (i) the noon exchange rates in effect at the end of the period; (ii) the high and low noon exchange rates during such period; and (iii) the average noon exchange rates for such period, for one Canadian dollar, expressed in U.S. dollars, as quoted by the Bank of Canada.

	Year Ended December 31, 2006		Year Ended December 31, 2005
Period End	US$	0.862	US$	0.8577
High	US$	0.9065	US$	0.8690
Low	US$	0.8479	US$	0.7872
Average	US$	0.8791	US$	0.8254

The average exchange rate is calculated based on the last business day of each month for the applicable period. Unless otherwise indicated, all U.S. dollar amounts referred to in this Annual Report on Form 40-F which have been converted into U.S. dollars from Canadian dollars have been so converted using the noon exchange rate of US$0.8601 per one Canadian dollar, as quoted by the Bank of Canada on March 26, 2007.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For our Annual Information Form for the twelve-month period ended December 31, 2006, see Exhibit 99.1 to this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

For our audited consolidated financial statements for the twelve-month period ended December 31, 2006, including the report of independent auditor with respect thereto, see Exhibit 99.2 to this Annual Report on Form 40-F. These financial statements have been prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 24 of the Notes to the audited consolidated financial statements.

C. Management’s Discussion and Analysis

For Management’s Discussion and Analysis for the twelve-month period ended December 31, 2006, see Exhibit 99.3 to this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2006, an evaluation was carried out under the supervision, and with the participation, of our management, including the President and Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that as of the end of the fiscal year, the design and operation of these disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

During the period covered by this Annual Report on Form 40-F, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

This Annual Report on Form 40-F does not include a report of management’s assessment regarding internal controls over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

PENSION BLACKOUT PERIODS

No notices were sent by the Company to directors and executive officers during the period covered by this annual report as required by Rule 104 of Regulation BTR concerning equity securities of the Company in a pension or retirement plan subject to a blackout period, and generally these requirements are inapplicable to the Company.

AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that it has at least one audit committee financial expert serving on its audit committee. Mr. James S. Scibetta, chairman of our audit committee, has been determined by our board of directors to meet the “audit committee financial expert” criteria prescribed by the Securities and Exchange Commission (“SEC”) and is independent, as that term is defined by the NASDAQ’s listing standards applicable to the Company.

Mr. Scibetta has served as the Chief Financial Officer of Bioenvision, Inc. since December 2006. From September 2001 until December 2006, Mr. Scibetta was the Executive Vice President and Chief Financial Officer of Merrimack Pharmaceuticals, Inc. of Cambridge, Massachusetts, and he served on the board of directors of Merrimack Pharmaceuticals, Inc. from 1998 to March 2004. Prior to joining Merrimack, he was a senior investment banker for Shattuck Hammond Partners, a healthcare investment boutique in New York, from 1997 to 2001, and for the Healthcare Finance Group of PaineWebber from 1988 to 1997. Mr. Scibetta holds a B.S. in Physics from Wake Forest University, and a M.B.A. in Finance from the University of Michigan.

The SEC has indicated that the designation of Mr. Scibetta as an audit committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liability on him that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the audit committee in the absence of such designation, nor does it affect the duties, obligations or liability of any other member of the audit committee or board of directors.

CODE OF ETHICS

Our code of ethics applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions is disclosed in our Code of Ethics and Business Conduct, which is applicable to all of our employees. Our Code of Ethics and Business Conduct is available on our website at www.labopharm.com. In the event that we:

(i) amend any provision of our Code of Ethics and Business Conduct that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions that relates to any element of the code of ethics definition enumerated in paragraph (9)(b) of General Instruction B to Form 40-F, or

(ii) grant a waiver, including an implicit waiver, from a provision of our Code of Ethics and Business Conduct to any of our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions that relates to any element of the code of ethics definition as enumerated in paragraph (9)(b) of General Instruction B to Form 40-F, we will disclose in a Form 6-K any amendment to, or waiver of, a provision of our Code of Ethics and Business Conduct that relates to the items set forth above. Such disclosure will specifically describe the nature of the amendment or waiver, and will, in the case of a waiver, name the person to whom the waiver was granted and the date of such waiver.

CORPORATE GOVERNANCE GUIDELINES

We have adopted certain corporate governance rules which are implemented by our Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee. The charter of our Audit Committee is available on our website at www.labopharm.com and the charters of our Compensation Committee and our Corporate Governance and Nominating Committee are expected to be available on our website at www.labopharm.com after our Board of Directors approves each such charter on or about May 8, 2007. The information on our website is not a part of this Annual Report on Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information about the fees billed to us for professional services rendered by Ernst & Young LLP, our principal accountant, during fiscal 2006 and 2005:

	2006	2005
	(in Canadian Dollars)
Audit Fees	$543,035	$164,004
Audit-Related Fees	$24,948	$0
Tax Fees	$221,658	$120,940
All Other Fees	$32,077	$6,415
Total Fees	$821,718	$291,359

The nature of the services provided by Ernst & Young LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered by Ernst & Young LLP for the audit of the Registrant’s annual financial statements, quarterly reviews of interim financial statements, and services provided in connection with statutory and regulatory filings or engagements, including our April 2006 U.S. public offering prospectus.

Audit Related Fees

Audit related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements and are not reported under “Audit Fees” above. These current period services included assistance with SOX Section 404 implementation, and the review of certain accounting treatment primarily with respect to revenue recognition issues.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance, including the preparation of tax returns and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, value added tax and payroll tax). The services also consisted of assistance and advice relating to ongoing discussions with the Canadian taxation authorities on various issues.

All Other Fees

In 2006 and 2005 “All Other Fees” included various translation services performed by Ernst & Young LLP.

PRE-APPROVAL POLICIES

It is within the mandate of the Company’s Audit Committee to approve all audit and non-audit related fees. The Audit Committee has pre-approved specifically identified non-audit tax related services, including tax compliance; the review of tax returns; and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, value added tax and payroll tax). The Audit Committee will be informed routinely as to the non-audit services actually provided by the independent auditor pursuant to this pre-approval process. The independent auditors also present the estimate for the annual audit related services to the Committee for approval prior to undertaking the annual audit of the financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements required to be reported in this annual report of Form 40-F.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2006, and in the normal course of business we are obligated to make future payments. These obligations represent contracts and other commitments that are known and committed. A table setting forth our contractual obligations is set forth in our Management Discussion and Analysis incorporated by reference and included herein as Exhibit 99.3.

DISCLOSURE PURSUANT TO THE REQUIREMENTS OF THE NASDAQ GLOBAL MARKET

(“NASDAQ”)

We were granted an exemption from Marketplace Rule 4350(f) requiring each issuer to provide for a quorum at any meeting of the holders of common stock of no less than 33 1/3% of the outstanding shares of the issuer’s common voting stock. This exemption was granted because NASDAQ’s requirements regarding Marketplace Rule 4350(f) are contrary to generally accepted business practices in Canada.

We have in place an audit committee, a compensation committee and a corporate governance and nominating committee. Because we are a foreign private issuer, we are not required to comply with all of the corporate governance requirements set forth in Nasdaq Rule 4350 as they apply to U.S. domestic companies. Certain of our corporate governance measures differ from those required by Nasdaq Rule 4350. For example, we have not appointed a nominations committee composed entirely of independent directors or adopted a board resolution addressing the nomination process. Our independent directors hold regularly scheduled meetings at which one or more non-independent directors may also be present. Notwithstanding the foregoing, our practices conform with Multilateral Instrument 52-110 — Audit Committees and National Policy 58-201 — Corporate Governance Practices in lieu of Nasdaq Rule 4350.

FORWARD-LOOKING INFORMATION

Certain statements in this Annual Report on Form 40-F are forward-looking and prospective. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. Forward-looking statements involve known and unknown risks and uncertainties, which may cause our actual results in future periods to differ materially from forecasted results. Those risks include, among others, statements about:

•	our plans to develop and commercialize product candidates and the timing of these development programs;

•	whether we will receive, and the timing and costs of obtaining, regulatory approvals;

•	clinical development of our product candidates, including the results of current and future clinical trials;

•	the benefits of our drug delivery technologies and product candidates as compared to others;

•	our ability to maintain and establish intellectual property rights in our drug delivery technologies and product candidates;

•	our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability;

•	our estimates of the size of the potential markets for our product candidates;

•	our selection and licensing of product candidates;

•	our ability to attract distributors and collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

•

sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates;

•	our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;

•	the rate and degree of market acceptance of our products;

•	the timing and amount of reimbursement for our products;

•	the success and pricing of other competing therapies that may become available;

•	our ability to retain and hire qualified employees; and

•	the manufacturing capacity of third-party manufacturers for our product candidates.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “intend,” “potential,” “continue” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these risks and uncertainties, the forward-looking events and circumstances discussed in this Annual Report on Form 40-F may not transpire, and you should not place undue reliance on these forward-looking statements. We discuss many of these risks in greater detail under the heading “Risk Factors” in our Annual Information Form incorporated by reference and included herein as Exhibit 99.1. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this Annual Report on Form 40-F. We undertake no obligation and do not intend to update or revise these forward-looking statements, unless required by law. We qualify all of the information presented in this Annual Report on Form 40-F, and particularly our forward-looking statements, with these cautionary statements.

AUDIT COMMITTEE

We have established an audit committee in accordance with section 3(a)(58)(A) of the Exchange Act (15 U.S.C. 78c(a)(58)(A)). Each of the following directors serves on the audit committee: Fédéric Porte, Jacques L. Roy and James S. Scibetta. See the section entitled “Directors and Officers” in our Annual Information Form for the year ended December 31, 2006, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F.

UNDERTAKINGS AND SERVICE OF PROCESS

Undertaking

We undertake to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when required to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an Annual Report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

We have previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this Annual Report on Form 40-F arises. Any change to the name and address of the agent for service for service of process shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X.

NATURE OF TRADING MARKET

The Common Shares of the Company are listed in Canada on The Toronto Stock Exchange and in the United States on The NASDAQ Global Market. The monthly price ranges and trading volume on these two marketplaces during 2006 are contained in the Company’s Annual Information Form attached as Exhibit 99.1 to this Annual Report on Form 40-F.

CERTAIN MATERIAL INCOME TAX CONSIDERATIONS

U.S. Federal Income Tax Considerations

The following discussion summarizes certain of the material U.S. federal income tax consequences to you if you are a U.S. Holder, as defined below, of the acquisition, ownership and disposition of our common shares.

This discussion is not a comprehensive description of all of the tax considerations that may be relevant to each holder’s decision to purchase common shares. Except where noted, this summary deals only with common shares that are held as capital assets by U.S. Holders. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a U.S. Holder based on such holder’s particular situation. This discussion does not address the U.S. federal income tax consequences to U.S. Holders that are subject to special treatment under the U.S. federal income tax laws, including, but not limited to:

•	banks;

•	dealers in securities or currencies;

•	financial institutions;

•	real estate investment trusts;

•	insurance companies;

•	tax-exempt organizations;

•	persons holding common shares as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	traders in securities that have elected the mark-to-market method of accounting;

•	persons liable for the alternative minimum tax;

•	individual retirement and other tax-deferred accounts;

•	persons who own directly, indirectly or by attribution at least 10% of our voting power; or

•	U.S. persons whose “functional currency” is not the U.S. dollar.

This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and U.S. Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below.

This discussion does not address any aspect of U.S. federal gift or estate taxes, or of state, local or non-U.S. tax laws. Additionally, this discussion does not consider the tax treatment of partnerships or persons who hold common shares through a partnership or other pass-through entity.

If you are considering the purchase, ownership or disposition of our common shares, you are urged to consult your tax advisor concerning the tax consequences in light of your particular circumstances.

A U.S. Holder is a beneficial owner of common shares that is a U.S. person. A U.S. person is:

•	a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation (or other entity taxable as a corporation) that is created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation, regardless of its source; or

•

a trust if it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or if it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership holds common shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a U.S. Holder that is a partner of a partnership holding common shares, you are urged to consult your tax advisor.

Distributions on Common Shares

Subject to the discussion under “— Passive Foreign Investment Company Rules” below, the gross amount of any cash distributions on the common shares (before reduction for Canadian withholding taxes) will be taxable to you as dividends to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Subject to certain limitations, dividends paid to noncorporate U.S. Holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program and that the U.S. Treasury Department has determined to be satisfactory for purposes of the qualified dividend income provisions of the Code. Distributions from foreign corporations may also qualify for the reduced tax rate if the distributions are received with respect to stock that is “readily tradable on an established securities market in the United States.” Dividends received from an otherwise qualified foreign corporation that is a passive foreign investment company are not eligible for the reduced rate of taxation.

The U.S. Treasury Department has determined that the Treaty is satisfactory for purposes of the qualified dividend provisions of the Code. We believe that we are eligible for the benefits of the Treaty but may be a passive foreign investment company and, therefore, not a qualified foreign corporation. Our status as a qualified foreign corporation may change.

Dividends will be includable in your gross income on the date actually or constructively received by you. These dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

To the extent that the amount of any cash distribution exceeds our current and accumulated earnings and profits, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the common shares (thereby increasing the amount of gain, or decreasing the amount of loss, you would recognize on a subsequent disposition of the common shares), and the balance in excess of adjusted basis will be subject to tax as capital gain.

To the extent we pay dividends on the common shares in Canadian dollars, the U.S. dollar value of such dividends should be calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If Canadian dollars are converted into U.S. dollars on the date of actual or constructive receipt of such dividends, your tax basis in such Canadian dollars will be equal to their U.S. dollar value on that date and, as a result, you generally should not be required to recognize any foreign currency exchange gain or loss. Any gain or loss recognized on a subsequent conversion or other disposition of the Canadian dollars generally will be treated as U.S. source ordinary income or loss.

You may be entitled to deduct, or claim a U.S. foreign tax credit for, Canadian taxes that are withheld on dividends received by you, subject to applicable limitations in the Code. Dividends paid on the common shares generally will constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” and will be treated as income from sources without the United States for U.S. foreign tax credit limitation purposes. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each holder. You are urged to consult your tax advisor regarding the availability of the U.S. foreign tax credit in your particular circumstances.

Sale, Exchange or Other Disposition of Common Shares

Subject to the discussion under “— Passive Foreign Investment Company Rules” below, upon the sale, exchange or other disposition of common shares, you generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition and your adjusted tax basis in the common shares. Your tax basis in a common share will be, in general, the price you paid for that common share, subject to adjustments for return of capital distributions, as described above. The capital gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or other disposition, you have held the common share for more than one year. Net long-term capital gains of noncorporate U.S. Holders, including individuals, are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss that you recognize generally will be treated as gain or loss from sources within the United States for U.S. foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

In general, a foreign corporation will be classified as a passive foreign investment company for U.S. federal income tax purposes if:

•	75% or more of its gross income in a taxable year falls within specific categories of passive income; or

•

the average percentage of its assets in a taxable year (ordinarily determined based on their market value as long as a corporation is not a controlled foreign corporation, as defined for U.S. federal income tax purposes) which produce passive income or are held for the production of passive income is at least 50%.

If we were classified as a passive foreign investment company, and you did not make a qualifying election either to treat us as a “qualified electing fund” or to mark our common shares to market:

•

Excess distributions by us to you would be taxed in a special way. “Excess distributions” are amounts received by you with respect to our common shares in any taxable year that exceed 125% of the average distributions received by you from us in the shorter of either the three previous years or your holding period for the common shares before the current taxable year. Excess distributions must be allocated ratably to each day that you have held our common shares. You would be required to include in your gross income amounts allocated to the current taxable year and years before we became a passive foreign investment company as ordinary income. In addition, amounts allocated to each taxable year beginning with the year we first became a passive foreign investment company would be taxed at the highest rate in effect for that year on ordinary income and the tax would be subject to an interest charge at the rate applicable to deficiencies for income tax.

•	The entire amount of gain that is realized by you upon the sale or other disposition of common shares would also be considered an excess distribution and would be subject to tax as described above.

We may be a passive foreign investment company for 2006 and it is possible that we will be considered a passive foreign investment company in subsequent years due to the nature of our income and assets and the manner in which the relevant provisions of the Code dealing with attribution of income and assets of subsidiaries to a parent corporation may be applied to our situation. You are strongly urged to consult your tax advisor about the passive foreign investment company rules.

Because we may be a passive foreign investment company for 2006 and subsequent years, you could, subject to certain conditions, elect to treat our common shares as stock in a “qualified electing fund,” in which case you would be required to include in current U.S. taxable income a proportionate share of our ordinary earnings and net capital gain in years in which we are classified as a passive foreign investment company, but under certain conditions any gain subsequently recognized upon the sale of our common shares by you generally may be taxed as capital gain. Because we may be a passive foreign investment company for 2006 and may be a passive foreign investment company for a subsequent year, we will provide shareholders with the necessary information to make a “qualified electing fund” election upon request. Alternatively, you could make a “mark-to-market” election pursuant to which you would recognize an amount of ordinary income or loss each year in an amount equal to the difference between the fair market value of your common shares and your adjusted tax basis therein. Losses would be allowed only to the extent of income, net of losses, previously recognized pursuant to the “mark-to-market” election. You should consult with your own tax advisors regarding the availability, consequences, advisability, and manner of making either the “qualified electing fund” or “mark-to-market” election if we are treated as a passive foreign investment company.

If you hold common shares during a period when we are a passive foreign investment company, you will be subject to the preceding rules, even if we cease to be a passive foreign investment company, subject to exceptions if you made a “qualified electing fund” election or “mark-to-market” election.

ADDITIONAL INFORMATION

Additional information relating to Labopharm may be found on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system at www.edgar.com. The information on our website is not a part of this Annual Report on Form 40-F.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in our information circular dated March 19, 2007 prepared in respect of our annual meeting of the shareholders to be held on May 9, 2007. Additional financial information is provided in our financial statements and Management’s Discussion & Analysis for our most recently completed financial year.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

LABOPHARM INC.

By:	/s/ James R. Howard-Tripp
Name:	James R. Howard-Tripp
Title:	President and Chief Executive Officer
Date:	March 30, 2007

Table of Contents

EXHIBITS

Exhibit	Description
99.1	Annual Information Form of the Registrant for the twelve-month period ended December 31, 2006.

99.2	Audited Consolidated Financial Statements of the Registrant for the twelve-month period ended December 31, 2006, including reconciliation to United States generally accepted accounting principles and Auditors’ Report to the Shareholders (incorporated by reference to the Current Report on Form 6-K filed on March 1, 2007).

99.3	Management’s Discussion and Analysis of the Registrant for the twelve-month period ended December 31, 2006 (incorporated by reference to the Current Report on Form 6-K filed on March 1, 2007).

99.4	Consent of Ernst & Young LLP.

99.5	Certifications of Chief Executive Officer pursuant to Rule 13a-14(a).

99.6	Certifications of Chief Financial Officer pursuant to Rule 13a-14(a).

99.7	Certifications of Chief Executive Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

99.8	Certifications of Chief Financial Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).