Form 40-F
LABOPHARM INC
filed 2008-03-28
CIK 1284519

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One:)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

Indicate number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 56,817,963 common shares as at December 31, 2007

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.    Yes  ☐    No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Except where otherwise indicated, all dollar amounts stated or incorporated by reference in this Annual Report on Form 40-F are Canadian dollars.

EXCHANGE RATE INFORMATION

The following table sets forth for each period indicated: (i) the noon exchange rates in effect at the end of the period; (ii) the high and low noon exchange rates during such period; and (iii) the average noon exchange rates for such period, for one Canadian dollar, expressed in U.S. dollars, as quoted by the Bank of Canada.

	Year Ended December 31, 2007		Year Ended December 31, 2006
Period End	US$	1.0120	US$	0.862
High	US$	1.0905	US$	0.9065
Low	US$	0.8437	US$	0.8479
Average	US$	0.9418	US$	0.8791

The average exchange rate is calculated based on the last business day of each month for the applicable period.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For our Annual Information Form for the twelve-month period ended December 31, 2007, see Exhibit 99.1 to this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

For our audited consolidated financial statements for the twelve-month period ended December 31, 2007, including the report of independent auditor with respect thereto, see Exhibit 99.2 to this Annual Report on Form 40-F. These financial statements have been prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 26 of the notes to the audited consolidated financial statements.

C. Management’s Discussion and Analysis

For Management’s Discussion and Analysis for the twelve-month period ended December 31, 2007, see Exhibit 99.3 to this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2007, an evaluation was carried out under the supervision, and with the participation, of our management, including the President and Chief Executive Officer and the Senior Vice-President and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on that evaluation, the President and Chief Executive Officer and the Senior Vice-President and Chief Financial Officer concluded that as of December 31, 2007, the design and operation of these disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

CHANGE IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 40-F, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with Canadian generally accepted accounting principles, including a reconciliation to United States generally accepted accounting principles.

As of the end of the Company’s 2007 fiscal year, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2007 was effective.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 has been audited by the Company’s independent auditors, as stated in their report included in Exhibit 99.2: Audited Consolidated Financial statements of the Registrant for the twelve-month period ended December 31, 2007 and Reports of Independent Registered Public Accounting Firm, incorporated by reference herein.

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

Mr. Scibetta holds a Master’s of Business Administration degree (M.B.A.) from the University of Michigan. He is now acting as a consultant for the Oncology Division of Genzyme Corporation. From December 2006 to November 2007, he was Chief Financial Officer of Bioenvision, Inc. (NASDAQ: BIVN), a product-oriented biopharmaceutical company focused on the development, distribution and marketing of compounds for the treatment of cancer, autoimmune diseases and infections. Mr. Scibetta was previously Executive Vice President and Chief Financial Officer of Merrimack Pharmaceuticals, Inc., and he served on Merrimack’s Board of Directors from 1998 to 2004. Prior to joining Merrimack in a management position, Mr. Scibetta served as a senior investment banker for over a decade providing capital raising, mergers and acquisitions and strategic advisory services to healthcare companies.

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

CORPORATE GOVERNANCE GUIDELINES

We have adopted certain corporate governance rules which are implemented by our Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee. The charters of our Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee are available on our website at www.labopharm.com. The information on our website is not a part of this Annual Report on Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information about the fees billed to us for professional services rendered by Ernst & Young LLP, our principal accountant, during fiscal 2007 and 2006:

	2007	2006
	(in Canadian Dollars)
Audit Fees	$361,405	$543,035
Audit-Related Fees	$18,570	$24,948
Tax Fees	$220,392	$221,658
All Other Fees	$14,745	$32,077
Total Fees	$615,112	$821,718

The nature of the services provided by Ernst & Young LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered by Ernst & Young LLP for the audit of the Registrant’s annual consolidated financial statements, quarterly reviews of interim consolidated financial statements, and services provided in connection with statutory and regulatory filings or engagements, including our April 2006 U.S. public offering prospectus.

Audit Related Fees

Audit related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements and are not reported under “Audit Fees” above. These current period services included fees for consultation in connection with SOX Section 404 implementation.

Tax Fees

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

All Other Fees

In 2007 and 2006 “All Other Fees” included various language translation services performed by Ernst & Young LLP.

PRE-APPROVAL POLICIES

It is within the mandate of the Company’s Audit Committee to approve all audit and non-audit related fees. The Audit Committee has pre-approved specifically identified non-audit tax related services, including tax compliance; the review of tax returns; and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, value added tax and payroll tax). The Audit Committee will be informed routinely as to the non-audit services actually provided by the independent auditor pursuant to this pre-approval process. The independent auditors also present the estimate for the annual audit related services to the Audit Committee for approval by the Board of Directors prior to undertaking the annual audit of the financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements required to be reported in this Annual Report of Form 40-F.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2007, and in the normal course of business we are obligated to make future payments. These obligations represent contracts and other commitments that are known and committed. A table setting forth the cash payments related to our contractual obligations is set forth in our Management Discussion and Analysis incorporated by reference and included herein as Exhibit 99.3.

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

We have in place an audit committee, a compensation committee and a corporate governance and nominating committee. Because we are a foreign private issuer, we are not required to comply with all of the corporate governance requirements set forth in Nasdaq Rule 4350 as they apply to U.S. domestic companies. Certain of our corporate governance measures differ from those required by NASDAQ Rule 4350. For example, we have not appointed a nominations committee composed entirely of independent directors or adopted a board resolution addressing the nomination process. Our independent directors hold regularly scheduled meetings at which one or more non-independent directors may also be present. Notwithstanding the foregoing, our practices conform with the Canadian Securities Administrators’ Multilateral Instrument 52-110 — Audit Committees and National Policy 58-201 — Corporate Governance Guidelines in lieu of NASDAQ Rule 4350.

FORWARD-LOOKING INFORMATION

Certain statements in this Annual Report on Form 40-F are forward-looking and prospective. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. Readers of this Annual Report on Form 40-F are cautioned not to place undue reliance on our forward-looking statements as a number of factors could cause future results, conditions, actions or events to differ materially from the operating targets, expectations, estimates or intentions expressed in the forward-looking statements. Factors that could cause actual results to differ materially include but are not limited to:

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

•	our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;

•	the rate and degree of market acceptance of our products;

•	the timing and amount of reimbursement for our products;

•	the success and pricing of other competing therapies that may become available;

•	our ability to retain and hire qualified employees;

•	the manufacturing capacity of third-party manufacturers for our product candidates; and

•	other risk factors discussed herein and listed from time to time in our reports, public disclosure documents and other filings with the securities commissions in Canada and the United States.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “intend,” “potential,” “continue” and similar expressions intended to identify forward-looking statements.

Forward-looking statements reflect our current views with respect to future events and are based upon what we believe are reasonable assumptions and are subject to risks and uncertainties. Given these risks and uncertainties, the forward-looking events and circumstances discussed in this Annual Report on Form 40-F may not transpire, and you should not place undue reliance on these forward-looking statements since actual future results, conditions, actions or events may vary from the forward-looking information. We discuss many of these risks in greater detail under the heading “Risk Factors” in our Annual Information Form incorporated by reference and included herein as Exhibit 99.1. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this Annual Report on Form 40-F. We undertake no obligation and do not intend to update or revise these forward-looking statements, unless required by law. We qualify all of the information presented in this Annual Report on Form 40-F, and particularly our forward-looking statements, with these cautionary statements.

AUDIT COMMITTEE

We have established an audit committee in accordance with section 3(a)(58)(A) of the Exchange Act (15 U.S.C. 78c(a)(58)(A)). Each of the following directors serves on the audit committee: Fédéric Porte, Jacques L. Roy and James S. Scibetta. See the section entitled “Directors and Officers” in our Annual Information Form for the year ended December 31, 2007, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F.

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

NATURE OF TRADING MARKET

The Common Shares of the Company are listed in Canada on The Toronto Stock Exchange and in the United States on The NASDAQ Global Market. The monthly price ranges and trading volume on these two marketplaces during 2007 are contained in the Company’s Annual Information Form attached as Exhibit 99.1 to this Annual Report on Form 40-F.

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

If a partnership holds our common shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a U.S. Holder that is a partner of a partnership holding common shares, you are urged to consult your tax advisor.

Distributions on Common Shares

Subject to the discussion under “Passive Foreign Investment Company Rules” below, the gross amount of any cash distributions on the common shares (before reduction for Canadian withholding taxes) will be taxable to you as dividends to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Subject to certain limitations, dividends paid to non-corporate U.S. Holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program and that the U.S. Treasury Department has determined to be satisfactory for purposes of the qualified dividend income provisions of the Code. Distributions from foreign corporations may also qualify for the reduced tax rate if the distributions are received with respect to stock that is “readily tradable on an established securities market in the United States.” Dividends received from an otherwise qualified foreign corporation that is a passive foreign investment company are not eligible for the reduced rate of taxation.

The U.S. Treasury Department has determined that the Treaty is satisfactory for purposes of the qualified dividend provisions of the Code. We believe that we are eligible for the benefits of the Treaty but are likely a passive foreign investment company (see discussion below) and, therefore, not a qualified foreign corporation. Our status as a qualified foreign corporation may change.

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

Sale, Exchange or Other Disposition of Common Shares

Subject to the discussion under “Passive Foreign Investment Company Rules” below, upon the sale, exchange or other disposition of common shares, you generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition and your adjusted tax basis in the common shares. Your tax basis in a common share will be, in general, the price you paid for that common share, subject to adjustments for return of capital distributions, as described above. The capital gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or other disposition, you have held the common share for more than one year. Net long-term capital gains of non-corporate U.S. Holders, including individuals, may be eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss that you recognize generally will be treated as gain or loss from sources within the United States for U.S. foreign tax credit limitation purposes.

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

If we were classified as a passive foreign investment company, and you did not make a qualifying election either to treat us as a “qualified electing fund” or to mark our common shares to market:

•

Excess distributions by us to you would be taxed in a special way. “Excess distributions” are amounts received by you with respect to our common shares in any taxable year that exceed 125% of the average distributions received by you from us in the shorter of either the three previous years or your holding period for the common shares before the current taxable year. Excess distributions must be allocated ratably to each day that you have held our common shares. You would be required to include in your gross income for the current year amounts allocated to the current taxable year and years before we became a passive foreign investment company as ordinary income. In addition, amounts allocated to each taxable year beginning with the year we first became a passive foreign investment company would be taxed at the highest rate in effect for that year on ordinary income and the tax would be subject to an interest charge at the rate applicable to deficiencies for income tax.

•	The entire amount of gain that is realized by you upon the sale or other disposition of common shares would also be considered an excess distribution and would be subject to tax as described above.

We are likely to be considered a passive foreign investment company for 2007 (as we may have been in prior years) and it is possible that we will be considered a passive foreign investment company in subsequent years due to the nature of our income and assets and the manner in which the relevant provisions of the Code dealing with attribution of income and assets of subsidiaries to a parent corporation may be applied to our situation. If you hold common shares during a period when we are a passive foreign investment company, you will be subject to the preceding rules, even if we cease to be a passive foreign investment company, except (with certain limitations) if you made a “qualified electing fund” election or “mark-to-market” election (discussed below). You are strongly urged to consult your tax advisor about the passive foreign investment company rules.

Because we are likely to be considered a passive foreign investment company for 2007 and may also be in subsequent years, you could, subject to certain conditions, elect to treat our common shares as stock in a “qualified electing fund,” in which case you would be required to include in current U.S. taxable income a proportionate share of our ordinary earnings and net capital gain in years in which we are classified as a passive foreign investment company, but under certain conditions any gain subsequently recognized upon the sale of our common shares by you generally may be taxed as capital gain. Because we are likely to be considered a passive foreign investment company for 2007 and may be a passive foreign investment company for a subsequent year, we will provide shareholders with the necessary information to make a “qualified electing fund” election upon request. Alternatively, you could make a “mark-to-market” election pursuant to which you would recognize an amount of ordinary income or loss each year in an amount equal to the difference between the fair market value of your common shares and your adjusted tax basis therein. Losses would be allowed only to the extent of income, net of losses, previously recognized pursuant to the “mark-to-market” election. If we were a passive foreign investment company for any taxable year before 2007 and you held our common shares during that time, special rules will apply to you with respect to such prior year(s) if you decide to make either the “qualified electing fund” or “mark-to-market” election for 2007. You should consult with your own tax advisors regarding the availability, consequences, advisability, and manner of making either the “qualified electing fund” or “mark-to-market” election if we are treated as a passive foreign investment company.

ADDITIONAL INFORMATION

Additional information relating to Labopharm may be found on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system at www.edgar.com. The information on our website is not a part of this Annual Report on Form 40-F.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in our information circular dated March 12, 2008 prepared in respect of our annual meeting of the shareholders to be held on May 8, 2008. Additional financial information is provided in our consolidated financial statements and Management’s Discussion & Analysis for our most recently completed financial year.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

LABOPHARM INC.

By:	/s/ James R. Howard-Tripp
Name:	James R. Howard-Tripp
Title:	President and Chief Executive Officer
Date:	March 28, 2008

Table of Contents

EXHIBITS

Exhibit	Description
99.1	Annual Information Form of the Registrant for the twelve-month period ended December 31, 2007.

99.2	Audited Consolidated Financial Statements of the Registrant for the twelve-month period ended December 31, 2007, including reconciliation to United States generally accepted accounting principles and Reports of Independent Registered Public Accounting Firm including their report on Internal Control Over Financial Reporting.

99.3	Management’s Discussion and Analysis of the Registrant for the twelve-month period ended December 31, 2007.

99.4	Consent of Ernst & Young LLP.

99.5	Certifications of Chief Executive Officer pursuant to Rule 13a-14(a).

99.6	Certifications of Chief Financial Officer pursuant to Rule 13a-14(a).

99.7	Certifications of Chief Executive Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

99.8	Certifications of Chief Financial Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).