Form 40-F
LABOPHARM INC
filed 2009-03-30
CIK 1284519

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One:)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

Indicate number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 56,826,063 common shares as at December 31, 2008

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.    Yes  ☐    No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Except where otherwise indicated, all dollar amounts stated or incorporated by reference in this Annual Report on Form 40-F are Canadian dollars.

EXCHANGE RATE INFORMATION

The following table sets forth for each period indicated: (i) the noon exchange rates in effect at the end of the period; (ii) the high and low noon exchange rates during such period; and (iii) the average noon exchange rates for such period, for one Canadian dollar, expressed in U.S. dollars, as quoted by the Bank of Canada.

	Year Ended December 31, 2008		Year Ended December 31, 2007
Period End	US$	0.8166	US$	1.0120
High	US$	1.0289	US$	1.0905
Low	US$	0.7711	US$	0.8437
Average	US$	0.9397	US$	0.9418

The average exchange rate is calculated based on the last business day of each month for the applicable period.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For our Annual Information Form for the twelve-month period ended December 31, 2008, see Exhibit 99.1 to this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

For our audited consolidated financial statements for the twelve-month period ended December 31, 2008, including the report of independent auditor with respect thereto, see Exhibit 99.2 to this Annual Report on Form 40-F. These financial statements have been prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 27 of the notes to the audited consolidated financial statements.

C. Management’s Discussion and Analysis

For Management’s Discussion and Analysis for the twelve-month period ended December 31, 2008, see Exhibit 99.3 to this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2008, an evaluation was carried out under the supervision, and with the participation, of our management, including the President and Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2008, the design and operation of these disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

CHANGE IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 40-F, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with accounting principles generally accepted in the Canada, including a reconciliation to United States generally accepted accounting principles.

As of the end of the Company’s 2008 fiscal year, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined the Company’s internal control over financial reporting as of December 31, 2008 was effective.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 has been audited by the Company’s independent auditors, as stated in their report included in Exhibit 99.2: Audited Consolidated Financial statements of the Registrant for the twelve-month period ended December 31, 2008 and Reports of Independent Registered Public Accounting Firm, incorporated by reference herein.

PENSION BLACKOUT PERIODS

No notices were sent by the Company to directors and executive officers during the period covered by this annual report as required by Rule 104 of Regulation BTR concerning equity securities of the Company in a pension or retirement plan subject to a blackout period, and generally these requirements are inapplicable to the Company.

AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that it has at least one audit committee financial expert serving on its audit committee. Ms. Rachel R. Selisker, chairman of our audit committee, has been determined by our board of directors to meet the “audit committee financial expert” criteria prescribed by the Securities and Exchange Commission (“SEC”) and is independent, as that term is defined by the NASDAQ’s listing standards applicable to the Company.

Ms. Selisker is a Certified Public Accountant and a senior financial executive with diverse advisory experience in the healthcare industry. Ms. Selisker is President of Seamark Advisors LLC, a consulting firm providing financial consulting services to the healthcare industry. She was from March 2006 to May 2007, Chief Financial Officer of AAIPharma, Inc. From January 2001 to March 2006, she served as Managing Director of the Raleigh, North Carolina offices of Thompson Clive & Partners Inc., a venture capital firm based in London. Prior to joining Thompson Clive, Ms. Selisker served from July 1987 to February 2000 as Chief Financial Officer, and from February 2000 to January 2001 as Senior Vice President, Global Shared Services, of Quintiles Transnational Corp., a publicly held pharmaceutical services organization providing development, sales and other professional services to pharmaceutical, biotechnology and healthcare companies on a worldwide basis. Ms. Selisker also serves as a member of the board of directors of several other corporations and organizations, including NPS Pharmaceuticals Inc. and Wake Technical Community College Foundation in respect of which she respectively also serves as Chairman of the audit committee and as Vice Chairman of the board.

Ms. Selisker replaced Mr. James S. Scibetta as a member of our Board of Directors and as chairman of our audit committee effective November 7, 2008.

The SEC has indicated that the designation of Ms. Selisker as an audit committee financial expert does not make her an “expert” for any purpose, impose any duties, obligations or liability on her that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the audit committee in the absence of such designation, nor does it affect the duties, obligations or liability of any other member of the audit committee or board of directors.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information about the fees billed to us for professional services rendered by Ernst & Young LLP, our principal accountant, during fiscal 2008 and 2007:

	2008	2007
	(in Canadian Dollars)
Audit Fees	$361,651	$397,643
Audit-Related Fees	$—	$18,570
Tax Fees	$77,549	$220,392
All Other Fees	$9,879	$14,745
Total Fees	$449,079	$651,350

The nature of the services provided by Ernst & Young LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered by Ernst & Young LLP for the audit of the Registrant’s annual consolidated financial statements, quarterly reviews of interim consolidated financial statements, and services provided in connection with statutory and regulatory filings or engagements.

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

All Other Fees

In 2008 and 2007 “All Other Fees” included various language translation services performed by Ernst & Young LLP.

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

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2008, and in the normal course of business we are obligated to make future payments. These obligations represent contracts and other commitments that are known and committed. A table setting forth the cash payments related to our contractual obligations is set forth in our Management Discussion and Analysis incorporated by reference and included herein as Exhibit 99.3.

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

We have in place an audit committee, a compensation committee and a corporate governance and nominating committee. Because we are a foreign private issuer, we are not required to comply with all of the corporate governance requirements set forth in Nasdaq Rule 4350 as they apply to U.S. domestic companies. Certain of our corporate governance measures differ from those required by NASDAQ Rule 4350. For example, we have not adopted a board resolution addressing the nomination process and our independent directors hold regularly scheduled meetings at which one or more non-independent directors may also be present. Notwithstanding the foregoing, our practices conform with the CSA’s Multilateral Instrument 52-110 — Audit Committees and National Policy 58-201 — Corporate Governance Guidelines in lieu of NASDAQ Rule 4350.

FORWARD-LOOKING INFORMATION

Certain statements in this Annual Report on Form 40-F are forward-looking and prospective. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “could,” “would,” “project,” “predict,” “potential,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers of this Annual Report on Form 40-F are cautioned not to place undue reliance on our forward-looking statements as a number of factors could cause future results, conditions, actions or events to differ materially from the operating targets, expectations, estimates or intentions expressed in the forward-looking statements. Factors that could cause actual results to differ materially include but are not limited to:

•	our plans to develop and commercialize product candidates and the timing of these development programs;

•	whether we will receive, and the timing and costs of obtaining, regulatory approvals;

•	clinical development of our product candidates, including the results of current and future clinical trials;

•	the benefits of our drug delivery technologies, products and product candidates as compared to others;

•	our ability to maintain and establish intellectual property rights in our drug delivery technologies, products and product candidates;

•	our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability;

•	our estimates of the size of the potential markets for our products and product candidates;

•	our selection and licensing of product candidates;

•

our ability to attract marketing and distribution partners and collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

•

sources of revenues and anticipated revenues, including contributions from marketing and distribution partners, product sales, license agreements and other collaborative efforts for the development and commercialization of our product candidates;

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

The forward-looking statements we make in this Annual Report on Form 40-F reflect our current views with respect to future events and are based upon what we believe are reasonable assumptions as of the date of this document. These statements are subject to risks and uncertainties, some of which are discussed in greater detail under the heading “Risk Factors” in our Annual Information Form incorporated by reference and included herein as Exhibit 99.1. We undertake no obligation and do not intend to update or revise these forward-looking statements, unless required by law. We qualify all of the information presented in this Annual Report on Form 40-F, and particularly our forward-looking statements, with these cautionary statements.

AUDIT COMMITTEE

We have established an audit committee in accordance with section 3(a)(58)(A) of the Exchange Act (15 U.S.C. 78c(a)(58)(A)). Each of the following directors serves on the audit committee: Frédéric Porte, Jacques L. Roy and Rachel R. Selisker. See the section entitled “Directors and Officers” in our Annual Information Form for the year ended December 31, 2008, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F.

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

NATURE OF TRADING MARKET

The Common Shares of the Company are listed in Canada on The Toronto Stock Exchange and in the United States on The NASDAQ Global Market. The monthly price ranges and trading volume on these two marketplaces during 2008 are contained in the Company’s Annual Information Form attached as Exhibit 99.1 to this Annual Report on Form 40-F.

CERTAIN MATERIAL U.S. INCOME TAX CONSIDERATIONS

U.S. Federal Income Tax Considerations

The following discussion summarizes certain material U.S. federal income tax consequences to you if you are a U.S. Holder, as defined below, of the acquisition, ownership and disposition of our common shares.

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

The U.S. Treasury Department has determined that the U.S.-Canada Income Tax Treaty (the “Treaty”) is satisfactory for purposes of the qualified dividend provisions of the Code. We believe that we are eligible for the benefits of the Treaty but are likely a passive foreign investment company (see discussion below) and, therefore, not a qualified foreign corporation. Our status as a qualified foreign corporation may change.

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

If we were classified as a passive foreign investment company, and you did not make a qualifying election either to treat us as a “qualified electing fund” or to mark our common shares to market:

•

Excess distributions by us to you would be taxed in a special way. “Excess distributions” are amounts received by you with respect to our common shares in any taxable year that exceed 125% of the average distributions received by you from us in the shorter of either the three previous years or your holding period for the common shares before the current taxable year. Excess distributions must be allocated ratably to each day that you have held our common shares. You would be required to include in your gross income for the current year amounts allocated to the current taxable year and years before we became a passive foreign investment company as ordinary income. In addition, amounts allocated to each taxable year beginning with the year we first became a passive foreign investment company, but excluding amounts allocated to the current taxable year, would be taxed at the highest rate in effect for that year on ordinary income and the tax would be subject to an interest charge at the rate applicable to deficiencies for income tax.

•	The entire amount of gain that is realized by you upon the sale or other disposition of common shares would also be considered an excess distribution and would be subject to tax as described above.

We are likely to be considered a passive foreign investment company for 2008 and we may have been a passive foreign investment company in prior years and it is possible that we will be considered a passive foreign investment company in subsequent years due to the nature of our income and assets and the manner in which the relevant provisions of the Code dealing with attribution of income and assets of subsidiaries to a parent corporation may be applied to our situation. If you hold common shares during a period when we are a passive foreign investment company, you will be subject to the preceding rules, even if we cease to be a passive foreign investment company, except (with certain limitations) if you made a “qualified electing fund” election or “mark-to-market” election (discussed below). You are strongly urged to consult your tax advisor about the passive foreign investment company rules.

Because we are likely to be considered a passive foreign investment company for 2008 and may also be in subsequent years, you could, subject to certain conditions, elect to treat our common shares as stock in a “qualified electing fund,” in which case you would be required to include in current U.S. taxable income a proportionate share of our ordinary earnings and net capital gain in years in which we are classified as a passive foreign investment company, but under certain conditions any gain subsequently recognized upon the sale of our common shares by you generally may be taxed as capital gain. Because we are likely to be considered a passive foreign investment company for 2008 and may be a passive foreign investment company for a subsequent year, we will provide shareholders with the necessary information to make a “qualified electing fund” election upon request. Alternatively, you could make a “mark-to-market” election pursuant to which you would recognize an amount of ordinary income or loss each year in an amount equal to the difference between the fair market value of your common shares and your adjusted tax basis therein. Losses would be allowed only to the extent of income, net of losses, previously recognized pursuant to the “mark-to-market” election. Any gain subsequently recognized upon the sale of our common shares by you generally may be taxed as ordinary income. If we were a passive foreign investment company for any taxable year before 2008 and you held our common shares during that time, special rules will apply to you with respect to such prior year(s) if you decide to make either the “qualified electing fund” or “mark-to-market” election for 2008. You should consult with your own tax advisors regarding the availability, consequences, advisability, and manner of making either the “qualified electing fund” or “mark-to-market” election if we are treated as a passive foreign investment company.

ADDITIONAL INFORMATION

Additional information relating to Labopharm may be found on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system at www.edgar.com. The information on our website is not a part of this Annual Report on Form 40-F.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in our information circular dated March 18, 2009 prepared in respect of our annual meeting of the shareholders to be held on May 7, 2009. Additional financial information is provided in our consolidated financial statements and Management’s Discussion & Analysis for our most recently completed financial year.

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on

Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

LABOPHARM INC.

By:	/s/ James R. Howard-Tripp
Name:	James R. Howard-Tripp
Title:	President and Chief Executive Officer
Date:	March 30, 2009

Table of Contents

EXHIBITS

Exhibit	Description
99.1	Annual Information Form of the Registrant for the twelve-month period ended December 31, 2008.

99.2	Audited Consolidated Financial Statements of the Registrant for the twelve-month period ended December 31, 2008, including reconciliation to United States generally accepted accounting principles and Reports of Independent Registered Public Accounting Firm including their report on Internal Control Over Financial Reporting.

99.3	Management’s Discussion and Analysis of the Registrant for the twelve-month period ended December 31, 2008.

99.4	Consent of Ernst & Young LLP.

99.5	Certifications of Chief Executive Officer pursuant to Rule 13a-14(a).

99.6	Certifications of Chief Financial Officer pursuant to Rule 13a-14(a).

99.7	Certifications of Chief Executive Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

99.8	Certifications of Chief Financial Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).