Form 40-F
period 2009-12-31
LABOPHARM INC
filed 2010-03-31
CIK 1284519

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One:)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

Commission File Number: 000-51933

LABOPHARM INC.

(Exact name of Registrant as specified in its charter)

QUÉBEC, CANADA

(Province or other jurisdiction of incorporation or organization)

2834

(Primary Standard Industrial Classification Code Number (if applicable))

20-3010375

(I.R.S. Employer Identification Number (if applicable))

480 Armand-Frappier Blvd.

Laval, Québec, Canada H7V 4B4

(450) 686-1017

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

101 Federal Street

Boston, MA 02110

(617) 757-6400

(Name, address (including zip code) and telephone number

(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, no par value	The NASDAQ Stock Market, LLC Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act. None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None.

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 57,456,364 common shares as at December 31, 2009

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.    Yes  ☐    No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).    Yes  ☐    No  ☐

Except where otherwise indicated, all dollar amounts stated or incorporated by reference in this Annual Report on Form 40-F are Canadian dollars.

EXCHANGE RATE INFORMATION

The following table sets forth for each period indicated: (i) the noon exchange rates in effect at the end of the period; (ii) the high and low noon exchange rates during such period; and (iii) the average noon exchange rates for such period, for one Canadian dollar, expressed in U.S. dollars, as quoted by the Bank of Canada.

	Year Ended December 31, 2009		Year Ended December 31, 2008
Period End	US$	0.9555	US$	0.8166
High	US$	0.9716	US$	1.0289
Low	US$	0.7692	US$	0.7711
Average	US$	0.8833	US$	0.9397

The average exchange rate is calculated based on the last business day of each month for the applicable period.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For our Annual Information Form for the twelve-month period ended December 31, 2009, see Exhibit 99.1 to this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

For our audited consolidated financial statements for the twelve-month period ended December 31, 2009, including the report of independent auditor with respect thereto, see Exhibit 99.2 to this Annual Report on Form 40-F. These financial statements have been prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles. For a reconciliation of significant differences between Canadian and United States generally accepted accounting principles, see Note 27 of the notes to the audited consolidated financial statements.

C. Management’s Discussion and Analysis

For Management’s Discussion and Analysis for the twelve-month period ended December 31, 2009, see Exhibit 99.3 to this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2009, an evaluation was carried out under the supervision, and with the participation, of our management, including the President and Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2009, the design and operation of these disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with accounting principles generally accepted in the Canada, including a reconciliation to United States generally accepted accounting principles.

As of the end of the Company’s 2009 fiscal year, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined the Company’s internal control over financial reporting as of December 31, 2009 was effective.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 has been audited by the Company’s independent auditors, as stated in their report included in Exhibit 99.2: Audited Consolidated Financial statements of the Registrant for the twelve-month period ended December 31, 2009 and Reports of Independent Registered Public Accounting Firm, incorporated by reference herein.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

As noted above, the audit report relating to the effectiveness of the Company’s internal control over financial reporting of the independent auditors accompanies the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2009, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

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

AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that it has at least one audit committee financial expert serving on its audit committee. Ms. Rachel R. Selisker, chairman of our audit committee, has been determined by our board of directors to meet the “audit committee financial expert” criteria prescribed by the Securities and Exchange Commission (“SEC”) and is independent pursuant to NASDAQ Rule 5605(a)(2).

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

CORPORATE GOVERNANCE GUIDELINES

We have adopted certain corporate governance rules which are implemented by our Board of Directors, Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee. The charters of our Board of Directors, Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee are available on our website at www.labopharm.com. The information on our website is not a part of this Annual Report on Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information about the fees billed to us for professional services rendered by Ernst & Young LLP, our principal accountant, during fiscal 2009 and 2008:

	2009	2008
	(in Canadian Dollars)
Audit Fees	$466,559	$365,040
Audit-Related Fees	$3,903	$—
Tax Fees	$52,667	$77,549
All Other Fees	$7,596	$9,879
Total Fees	$530,725	$452,468

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

Audit Related Fees

Audit related fees were for regulatory review services performed by Ernst & Young LLP.

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

All Other Fees

In 2009 and 2008 “All Other Fees” included various language translation services performed by Ernst & Young LLP for translating the consolidated financial statements and management’s discussion and analysis from the English language to the French language.

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

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2009, and in the normal course of business we are obligated to make future payments. These obligations represent contracts and other commitments that are known and committed. A table setting forth the cash payments related to our contractual obligations is set forth in our Management Discussion and Analysis incorporated by reference and included herein as Exhibit 99.3.

IDENTIFICATION OF THE AUDIT COMMITTEE

We have established an audit committee in accordance with section 3(a)(58)(A) of the Exchange Act (15 U.S.C. 78c(a)(58)(A)). Each of the following directors serves on the audit committee: Frédéric Porte, Jacques L. Roy and Rachel R. Selisker. See the section entitled “Directors and Officers” in our Annual Information Form for the year ended December 31, 2009, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F.

DISCLOSURE PURSUANT TO THE REQUIREMENTS OF THE NASDAQ GLOBAL MARKET

(“NASDAQ”)

We were granted an exemption from NASDAQ Rule 5620(c) requiring each issuer to provide for a quorum at any meeting of the holders of common stock of no less than 33 1/3% of the outstanding shares of the issuer’s common voting stock. This exemption was granted pursuant to NASDAQ Rule 5615(a)(3) because NASDAQ’s requirements regarding NASDAQ Rule 5620(c) are contrary to generally accepted business practices in Canada.

We have in place an audit committee, a compensation committee and a corporate governance and nominating committee. Because we are a foreign private issuer, we are not required to comply with all of the corporate governance requirements set forth in the NASDAQ Rule 5600 series as they apply to U.S. domestic companies. Certain of our corporate governance measures differ from those required by the NASDAQ Rule 5600 series. For example, we have not adopted a board resolution addressing the nomination process and our independent directors hold regularly scheduled meetings at which one or more non-independent directors may also be present. Notwithstanding the foregoing, our practices conform with the CSA’s Multilateral Instrument 52-110 — Audit Committees and National Policy 58-201 — Corporate Governance Guidelines in lieu of the NASDAQ Rule 5600 series.

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

•	our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;

•	the rate and degree of market acceptance of our products;

•	the timing and amount of reimbursement for our products;

•	the success and pricing of other competing therapies that may become available;

•	our ability to hire and retain qualified employees;

•	the manufacturing capacity of third-party manufacturers for our product candidates; and

•	other risk factors discussed herein and listed from time to time in our reports, public disclosure documents and other filings with the securities commissions in Canada and the United States.

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

NATURE OF TRADING MARKET

The Common Shares of the Company are listed in Canada on The Toronto Stock Exchange and in the United States on The NASDAQ Global Market. The monthly price ranges and trading volume on these two marketplaces during 2009 are contained in the Company’s Annual Information Form attached as Exhibit 99.1 to this Annual Report on Form 40-F.

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

Distributions on Common Shares

Subject to the discussion under “Passive Foreign Investment Company Rules” below, the gross amount of any cash distributions on the common shares (before reduction for Canadian withholding taxes) will be taxable to you as dividends to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Subject to certain limitations, dividends paid to non-corporate U.S. Holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program and that the U.S. Treasury Department has determined to be satisfactory for purposes of the qualified dividend income provisions of the Code. Distributions from foreign corporations may also qualify for the reduced tax rate if the distributions are received with respect to stock that is “readily tradable on an established securities market in the United States.” A passive foreign investment company is not a qualified foreign corporation and, therefore, its dividends are not eligible for the reduced rate of taxation. In addition, under current law, the preferential rate on qualified dividend income will expire for taxable years beginning December 31, 2010. However, there have been legislative proposals to extend the preferential treatment of qualified dividend income for taxable years beginning after December 31, 2010.

The U.S. Treasury Department has determined that the U.S.-Canada Income Tax Treaty (the “Treaty”) is satisfactory for purposes of the qualified dividend provisions of the Code. We believe that we are eligible for the benefits of the Treaty but were likely a passive foreign investment company in 2008 and 2009, and may be a passive foreign investment company in years subsequent to 2009 (see discussion below) and, therefore, we may not be a qualified foreign corporation. Our status as a qualified foreign corporation may also change in the future.

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

You may be entitled to deduct, or claim a U.S. foreign tax credit for, Canadian taxes that are withheld on dividends received by you, subject to applicable limitations in the Code. Dividends paid on the common shares generally will constitute “passive income” and will be treated as income from sources without the United States for U.S. foreign tax credit limitation purposes. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each holder. You are urged to consult your tax advisor regarding the availability of the U.S. foreign tax credit in your particular circumstances.

Sale, Exchange or Other Taxable Disposition of Common Shares

Subject to the discussion under “Passive Foreign Investment Company Rules” below, upon the sale, exchange or other taxable disposition of common shares, you generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other taxable disposition and your adjusted tax basis in the common shares. Your tax basis in a common share will be, in general, the price you paid for that common share, subject to adjustments for return of capital distributions, as described above. The capital gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or other taxable disposition, you have held the common share for more than one year. Net long-term capital gains of non-corporate U.S. Holders, including individuals, are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss that you recognize generally will be treated as gain or loss from sources within the United States for U.S. foreign tax credit limitation purposes.

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

•

U.S. Holders must report any gains or distributions received from a passive foreign investment company by filing Internal Revenue Service Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with their return.

However, under proposed Treasury Regulations, if you have an option, warrant, or other right to acquire stock of a passive foreign investment company, such option, warrant or right is considered to be passive foreign investment company stock subject to the adverse foreign passive investment company rules described above. The holding period for a common share received upon exercise of a warrant will begin on the date you acquire the warrant. This will impact the availability of the “qualified electing fund” election and “mark-to-market” election with respect to the common share received upon exercise of the warrant.

We were likely a passive foreign investment company in 2008 and 2009 and we may have been a passive foreign investment company in years prior to 2008 and it is possible that we will be considered a passive foreign investment company in years subsequent to 2009 due to the nature of our income and assets and the manner in which the relevant provisions of the Code dealing with attribution of income and assets of subsidiaries to a parent corporation may be applied to our situation. If you hold common shares during a period when we are a passive foreign investment company, you will be subject to the preceding rules, even if we cease to be a passive foreign investment company, except (with certain limitations) if you made a “qualified electing fund” election or “mark-to-market” election (discussed below). Thus, for example, if you first purchase our common shares in 2010, you will be subject to the preceding rules if we are, in fact, a passive foreign investment company in 2010 or in any subsequent year when you hold our common shares. You are strongly urged to consult your tax advisor about the passive foreign investment company rules.

If we cease to be classified as a passive foreign investment company, a U.S. Holder may make a deemed sale election with respect to our common shares. A U.S. Holder that makes a deemed sale election will cease to be treated as owning stock in a passive foreign investment company. However, gain recognized by a U.S. Holder as a result of making the deemed sale election will be subject to the adverse rules described above.

Because we were likely a passive foreign investment company in 2008 and 2009, and may also be in years subsequent to 2009, you could, subject to certain conditions, elect to treat our common shares as stock in a “qualified electing fund,” in which case you would be required to include in current U.S. taxable income a proportionate share of our ordinary earnings and net capital gain in years in which we are classified as a passive foreign investment company, but under certain conditions any gain subsequently recognized upon the sale of our common shares by you generally may be taxed as capital gain. Because we may be a passive foreign investment company for one or more years, we will provide shareholders with the necessary information to make a “qualified electing fund” election upon request.

Alternatively, you could make a “mark-to-market” election pursuant to which you would recognize an amount of ordinary income or loss each year in an amount equal to the difference between the fair market value of your common shares and your adjusted tax basis therein. Losses would be allowed only to the extent of income, net of losses, previously recognized pursuant to the “mark-to-market” election. Any gain subsequently recognized upon the sale of our common shares by you generally may be taxed as ordinary income. If we were a passive foreign investment company for any prior taxable year and you held our common shares during that time, special rules will apply to you with respect to such prior year(s) if you decide to make either the “qualified electing fund” or “mark-to-market” election for any subsequent year. You should consult with your own tax advisors regarding the availability, consequences, advisability, and manner of making either the “qualified electing fund” or “mark-to-market” election if we are treated as a passive foreign investment company.

In addition, under certain attribution rules, if we are a passive foreign investment company, you will be deemed to own your proportionate share of any subsidiary of ours which is also a passive foreign investment company, and will be deemed to realize your proportionate share of any gain resulting from the indirect disposition of such subsidiary. In general, no “qualified electing fund” or “mark-to-market” election (as discussed above) with respect to such subsidiary will be available. Prospective investors should consult their tax advisors regarding the application of the passive foreign investment company rules to any such subsidiary.

ADDITIONAL INFORMATION

Additional information relating to Labopharm may be found on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system at www.edgar.com. The information on our website is not a part of this Annual Report on Form 40-F.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in our information circular dated March 18, 2010 prepared in respect of our annual meeting of the shareholders to be held on May 5, 2010. Additional financial information is provided in our consolidated financial statements and Management’s Discussion & Analysis for our most recently completed financial year.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

LABOPHARM INC.

By:	/s/ James R. Howard-Tripp
Name:	James R. Howard-Tripp
Title:	President and Chief Executive Officer
Date:	March 31, 2010

Table of Contents

EXHIBITS

Exhibit	Description
23.1	Consent of Ernst & Young LLP.

31.1	Certifications of Chief Executive Officer pursuant to Rule 13a-14(a).

31.2	Certifications of Chief Financial Officer pursuant to Rule 13a-14(a).

32.1	Certifications of Chief Executive Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

32.2	Certifications of Chief Financial Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

99.1	Annual Information Form of the Registrant for the twelve-month period ended December 31, 2009.

99.2	Audited Consolidated Financial Statements of the Registrant for the twelve-month period ended December 31, 2009, including reconciliation to United States generally accepted accounting principles and Reports of Independent Registered Public Accounting Firm including their report on Internal Control Over Financial Reporting.

99.3	Management’s Discussion and Analysis of the Registrant for the twelve-month period ended December 31, 2009.