Form 40-F/A
period 2009-12-31
LABOPHARM INC
filed 2010-05-10
CIK 1284519

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

Labopharm Inc. is filing this Amendment No. 1 to its Annual Report on Form 40-F for the fiscal year ended December 31, 2009, filed with the U.S. Securities and Exchange Commission on March 31, 2010, for the sole purpose of revising its disclosure under the heading “Disclosure Controls and Procedures and Internal Control Over Financial Reporting” included in Exhibit 99.3 (Management’s Discussion and Analysis) to the Annual Report. The complete text of the revised disclosure is set forth below.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

As at December 31, 2009, an evaluation of the effectiveness of our disclosure controls and procedures, as defined in the rules of the SEC and Canadian Securities Administrators, was carried out. Based on that evaluation, the President and Chief Executive Officer and the Senior Vice-President and Chief Financial Officer have concluded that the disclosure controls and procedures of the Company were effective.

Also at December 31, 2009, an evaluation of the effectiveness of internal controls over financial reporting, as defined in the rules of the SEC and Canadian Securities Administrators, was carried out to provide reasonable assurance regarding the reliability of financial reporting and financial statement compliance with GAAP. Based on that evaluation, the President and Chief Executive Officer and the Senior Vice-President and Chief Financial Officer have concluded that the internal controls over financial reporting of the Company were effective and provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

These evaluations were based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, a recognized control model, and the requirements of Multilateral Instrument 52-109 of the Canadian Securities Administrators. A disclosure committee comprised of members of senior management assists the President and Chief Executive Officer and the Senior Vice-President and Chief Financial Officer in their responsibilities.

All control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention or overriding of the controls or procedures. As a result, there is no certainty that our disclosure controls and procedures or internal control over financial reporting will prevent all errors or all fraud.

There were no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

LABOPHARM INC.

By:	/s/ James R. Howard-Tripp
Name:	James R. Howard-Tripp
Title:	President and Chief Executive Officer
Date:	May 10, 2010

Table of Contents

EXHIBITS

Exhibit	Description

31.1	Certifications of Chief Executive Officer pursuant to Rule 13a-14(a).

31.2	Certifications of Chief Financial Officer pursuant to Rule 13a-14(a).

32.1	Certifications of Chief Executive Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

32.2	Certifications of Chief Financial Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

99.3	Management’s Discussion and Analysis of the Registrant for the twelve-month period ended December 31, 2009.

3