Form 20-F
period 2010-12-31
LABOPHARM INC
filed 2011-03-31
CIK 1284519

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20−F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934; or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010; or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO; or

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT

Commission file No. 000-51933

LABOPHARM INC.
(Exact Name of Registrant as Specified in Its Charter)

QUÉBEC, CANADA
 (Jurisdiction of Incorporation or Organization)

480 Armand-Frappier Blvd., Laval, Québec, Canada H7V 4B4
(450) 686-1017
 (Address of Principal Executive Offices)

Sylvain Guénette, (450) 686-0207, sguenette@labopharm.com, (450) 686-9141, 480 Armand-Frappier Blvd.,
Laval, Québec, Canada H7V 4B4
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, no par value	The NASDAQ Stock Market, LLC Toronto Stock Exchange

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
None.

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT:
None.

As of December 31, 2010, the registrant had 71,571,641 common shares outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
YES ☐      NO ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
YES ☐     NO ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES  ☒    NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
YES ☐     NO ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b−2 of the Exchange Act. (Check one):

Large accelerated filer  ☐      Accelerated filer  ☐       Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐
Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
ITEM 17 ☐ITEM 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b−2 of the Exchange Act).
YES ☐      NO  ☒

1

BASIS OF PRESENTATION

General

Unless otherwise indicated or unless the context requires otherwise, all references in this Annual Report on Form 20-F, to “Labopharm”, the “Corporation”, “we”, “us”, “our” or similar terms refer to Labopharm Inc. together with its subsidiaries.

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 20-F are expressed in Canadian dollars and all references to “$” are to the lawful currency of Canada and all references to “US$” are to U.S. dollars. All information provided in this Annual Report on Form 20-F is provided as of December 31, 2010, except where otherwise stated.

Trademarks

The names Labopharm® and Contramid® appearing in this Annual Report on Form 20-F are our registered trademarks. The names Polymeric Nano-Delivery System™, PNDS™, Tridural™, Oleptro™ and Intellitabtm are our trademarks. Other trademarks and service marks appearing in this Annual Report on Form 20-F are the property of their respective holders.

FORWARD-LOOKING STATEMENTS

Certain statements in this document are forward-looking and prospective. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “could”, “would”, “project”, “predict”, “potential”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers of this document are cautioned not to place undue reliance on our forward-looking statements as a number of factors could cause future results, conditions, actions or events to differ materially from the operating targets, expectations, estimates or intentions expressed in the forward-looking statements.

Factors that could cause actual results to differ materially include but are not limited to:

•	our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability;
•
the ability of the joint venture with Gruppo Angelini to successfully market Oleptro in the United States, and the ability of the joint venture to finance its operations, generate acceptable financial returns, generate positive cash flows or make distributions;

•	our estimates of the size of the potential markets for our products and product candidates;
•	our selection and licensing of products and product candidates;
•	our plans to develop and commercialize product candidates and the timing of these development programs;
•	whether we will receive, and the timing and costs of obtaining, regulatory approvals;
•	clinical development of our products and product candidates, including the results of current and future clinical trials;
•	the benefits of our drug delivery technologies, products and product candidates as compared to others;
•	our ability to maintain and establish intellectual property rights in our drug delivery technologies, products and product candidates;
•
our ability to attract marketing and distribution partners and collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

Form 20-F

1

•
sources of revenues and anticipated revenues, including contributions from marketing and distribution partners and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of products and product candidates;

•	our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;
•	the rate and degree of market acceptance of our products;
•	the timing and amount of reimbursement for our products;
•	the success and pricing of other competing therapies that may become available;
•	our ability to hire and retain qualified employees;
•	the manufacturing capacity of our third-party manufacturers for our products and product candidates; and
•	other risk factors discussed from time to time in our reports, public disclosure documents and other filings with the securities commissions in Canada and the United States.

The forward-looking statements we make in this Annual Report on Form 20-F reflect our current views with respect to future events and are based upon what we believe are reasonable assumptions as of the date of this document. These statements are subject to risks and uncertainties, some of which are discussed in greater detail under “Item 3D. Risk Factors.” Unless required by law, we undertake no obligation and do not intend to update or revise these forward-looking statements.

Form 20-F

2

PART I

Item 1 Identity of Directors, Senior Management and Advisors

1.	Directors and Senior Management

Not applicable

2.	Advisors

Not applicable

3.	Auditors

Not applicable

Item 2 Offer Statistics and Expected Timetable

Not applicable

Item 3 Key Information

As a result of changing circumstances, including very disappointing sales of Oleptro, our once-daily formulation of trazodone and the recent appointment of Mark A. D’Souza as new President and Chief Executive Officer, or CEO of the Corporation, the Board of Directors of the Corporation, together with management have undertaken a complete review of the business, including consideration of all available strategic options.

In March 2011, we announced a reduction of our workforce, eliminating 38 positions which will result in annual cost savings of approximately $3.8 million. Following this reduction, we will have 94 employees to support our current operations.

A.	Selected financial data

The selected financial data should be read in conjunction with the Audited Consolidated Financial Statements and other financial information included elsewhere in this Annual Report on Form 20-F.

The following table is derived from the Audited Consolidated Financial Statements of the Corporation, which have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and principles applicable to United States or, US GAAP see note 26 to the Audited Consolidated Financial statements included in “Item 18 - Financial Statements” of our Annual Report on Form 20-F.

Selected Financial Data (Thousands of Canadian dollars, except share and per share amounts)
canadian gaap
	Year Ended 2010	Year Ended 2009	Year Ended 2008	Year Ended 2007	Year Ended 2006
Total Revenue	29,384	24,572	22,014	18,998	15,874
Net loss	(28,961)	(26,110)	(40,639)	(36,575)	(23,865)
Net loss and diluted loss per share	(0.42)	(0.46)	(0.72)	(0.64)	(0.46)
Total assets	90,257	49,120	67,787	99,539	128,634
Net assets (deficiency)	(18,091)	(14,145)	13,599	49,949	81,556
Capital stock	260,231	242,316	241,967	241,955	241,588
Wtg. Avg. Shares	69,709,929	57,123,105	56,822,506	56,801,196	52,402,798
Dividends	-	-	-	-	-

Form 20-F

us gaap
Net loss	(28,364)	(25,962)	(40,703)	(36,564)	(23,822)
Net loss per share	(0.41)	(0.45)	(0.72)	(0.64)	(0.46)
Total assets	90,114	48,998	67,660	97,524	126,608
Net assets (deficiency)	(18,576)	(15,227)	11,408	47,934	79,530

Exchange rate information

The following table sets forth, for the periods indicated, information concerning the noon buying rate for the Canadian dollars, expressed in U.S. dollars, as per the Bank of Canada.

Month	High	Low
February 2011	$0.9955	$0.9739
January 2011	$1.0022	$0.9862
December 2010	$1.0178	$0.9946
November 2010	$1.0264	$1.0013
October 2010	$1.0320	$1.0030
September 2010	$1.0520	$1.0222

The average noon buying rates for the U.S. dollar expressed in Canadian dollars for the five most recent financial years were US$1.00 for $1.0299 in 2010, $1.142 in 2009, $1.0660 in 2008, $1.0748 in 2007 and $1.1342 in 2006. On December 31, 2010 the noon buying rate for the U.S. dollar was US$1.00 = $0.9946. On March 29, 2011 the noon buying rate for the U.S. dollar was US$1.00 = $0.9761.

B.	Capitalization and indebtness

Not applicable

C.	Reasons for the offer and use of proceeds

Not applicable

D.	Risks factors

Investment in our common shares involves a degree of risk. These risks should be carefully considered before any investment is made. The following are some of the key risk factors generally associated with our business. If any of the following risks actually occur, our business, results of operations and financial condition could be harmed. However, the risks described below are not the only ones that we face. Additional risks not currently known to us or that we currently deem immaterial may also impair our business operations.

Form 20-F

1.	Risks Related to Our Business

We may require additional funding and may not be able to raise additional capital in which case we will be unable to finance our research and development efforts, complete our planned clinical trials, obtain required regulatory approvals or commercialize our products.

In the future, we will require substantial future capital in order to continue to conduct the research and development, clinical and regulatory activities necessary to bring our products to market and to establish commercial manufacturing, marketing and sales capabilities. As at December 31, 2010, our committed sources of funds, our cash and cash equivalents on hand, and our anticipated revenue from the commercialization of our products were expected to be sufficient to meet our committed cash obligations and expected level of expenses beyond the next twelve months. However, in light of the inherent uncertainties associated with the ability to secure licensing or distribution agreements, the commercialization of products including the impact of generic threats, research and development programs, the results of clinical trials, and the receipt of regulatory approval of certain products, it may be necessary for us to either (i) seek to raise additional funds for the continuing development and marketing of our products, or (ii) further delay or scale-back our commercial or development programs or other activities.

Our future capital requirements will depend on many factors, including, but not limited to:

•	revenues from sales of our products or from our marketing and distribution partners in connection with the sale of our products;

•	costs of manufacturing and supply;

•	costs of establishing or contracting for sales and marketing capabilities;

•	costs of activities required for the commercialization of our products;

•	establishment of agreements with collaborators and marketing and distribution partners;

•	time and costs involved in performing clinical trials and obtaining regulatory approvals;

•	the number of product candidates we pursue;

•	costs involved in filing and prosecuting patent applications and enforcing or defending patent claims; and

•	existence, availability and the rate of refundable tax credits attributable to scientific research and development expenditures carried out in Québec, Canada.

We intend to seek additional funding from a variety of sources, including drawing down on our standby equity distribution agreement or SEDA, completing additional public or private financings and entering into distribution and license agreements, to fund all or a part of our capital requirements. Our ability to obtain funding will depend in part upon prevailing capital market conditions and our business performance. Any additional financing may not be obtained at satisfactory terms, if at all. Any future equity financing will also be dilutive to existing shareholders.

If we cannot obtain adequate funding on reasonable terms, we may need to:

•	delay or suspend the commercialization of our products in certain markets;

•	terminate or delay clinical trials for one or more of our product candidates;

•	delay our establishment of sales or marketing capabilities;

Form 20-F

•	curtail significant portions of our product development programs that are designed to identify new product candidates; and

•	sell or assign rights to our technologies, products or product candidates.

We have not generated significant revenues to date, and we expect to continue to incur losses for the foreseeable future.

For the year ended December 31, 2010, we had a net loss of $29.0 million. As at December 31, 2010, we had an accumulated deficit of $302.6 million. We have incurred losses in each year of our operations and we expect to continue to experience losses for the foreseeable future.

We expect our operating expenses to continue to be significant. The process of developing our product candidates requires significant laboratory testing, manufacturing development, validation and clinical trials to support regulatory approvals. In addition, our objective to establish sales, marketing and manufacturing capabilities, through outsourcing, to commercialize our products, may increase our selling, general and administrative expenses over the next several years. As a result, we will need to generate significant revenues to achieve profitability.

We believe our future profitability will depend on a number of factors, including, but not limited to:

•	sales of our products;

•	payments from marketing and distribution partners under our distribution and license agreements, including royalties and milestone payments;

•	our selling, general and administrative expenses; and

•	our development of other product candidates.

We may never achieve profitability. Even if we achieve profitability, we may not be able to maintain profitability on an annual or quarterly basis. Our failure to become and remain profitable would depress the market price of our common shares and could impair our ability to raise capital, expand our business, expand our product pipeline or continue our operations.

We depend heavily on the success of our commercialized products, our once-daily trazodone product Oleptro and our once-daily tramadol.

We have invested a significant portion of our financial resources in the development of our lead products, our once-daily tramadol, our once-daily trazodone and our twice-daily tramadol acetaminophen combination products. We anticipate that in the near term our ability to generate revenues will depend primarily on the successful commercialization of these products. Although we have other product candidates in development, they remain subject to regulatory approval or are at an earlier stage of development.

The recent introduction of generic once-daily tramadol products onto the U.S. market could have a material adverse effect on our ability to receive additional milestone payments from Purdue Pharma.

Because generic drug manufacturers incur substantially reduced development costs and promotional expenses, they are able to compete at much lower prices than branded products. Consequently, the entrance of a generic version of one of our products in a key market, or of a product with a similar therapeutic indication with which we compete in a key market, may significantly reduce our product sales and market share in a short period of time, and have a material adverse effect on our overall business, financial condition and results of operations.

Form 20-F

In the United States, several generic manufacturers have filed Abbreviated New Drug Applications or ANDA with the Food & Drug Administration or FDA seeking approval to market generic versions of Ultram ER, an extended release form of tramadol hydrochloride, currently being sold in the United States by OMI, including among others Par Pharmaceuticals, Inc., or Par, Impax, Paddock Laboratories, Inc. and Lupin Ltd. In addition, three companies have also filed in the fourth quarter of 2009, ANDAs with the FDA seeking approval of generic versions of our once-daily tramadol product marketed in the United States by our partner Purdue Pharma under the tradename Ryzolt™. Purdue Pharma has initiated several legal proceedings for infringement of patents against these generic manufacturers. In August 2009, the District Court of Delaware entered judgment in favour of one of these generic manufacturers, which decision has been appealed by Purdue. On June 3, 2010, the United States Court of Appeals for the Federal Circuit entered judgment upholding the lower court’s decision, which led to subsequent consent decrees and judgments of non-infringement being entered jointly by the parties to these legal proceedings, the last of which was entered in November 2010.  As a result, the FDA could now approve the products of such generic manufacturers. See “Item 4B. - Business overview - Legal Proceedings”

As of the date hereof, only Par has received approval from the FDA to manufacture, sell and distribute its generic version of OMI’s product in the United States. The presence of Par’s product in the U.S. tramadol market, together with the entry of other generic versions of OMI’s or of our product once our 3-year exclusivity period ends on December 30, 2011, could significantly reduce the sales of Ryzolt™ thus diminishing the prospect for us to receive additional milestone payments as per the terms of the second amendment to the license agreement entered into with Purdue Pharma effective December 31, 2010, as further disclosed herein.

The introduction of generic once-daily trazodone products onto the U.S. market could have a material adverse effect on our joint venture with Gruppo Angelini, Angelini Labopharm, U.S. potential market share and our overall business.

On November 11, 2010, we received a notification from Actavis South Atlantic LLC, or Actavis, informing us that Actavis has submitted an ANDA seeking the approval by the FDA of a generic version of our Oleptro trazodone hydrochloride extended-release tablets commercialized by Angelini Labopharm in the United States. Actavis’ notification was accompanied by a paragraph IV certification alleging that the claims of the ‘748 patent, which is listed in the Orange book with respect to Oleptro, are either invalid or unenforceable, or that they would not be infringed by the commercial exploitation of Actavis’ generic product described in its ANDA.

On December 9, 2010, we received another notification from Actavis with respect to the same ANDA, accompanied by a paragraph IV certification alleging that the claims of newly issued US patent 7,829,120, or the ‘120 patent, also listed in the Orange Book, are either invalid or unenforceable, or that they would not be infringed by the commercial exploitation of Actavis’ generic product described in its ANDA.

No patent infringement action was initiated under the Hatch-Waxman Act against Actavis with respect to these two paragraph IV certifications. Therefore for the time being, the FDA, once it has completed its review of Actavis’ ANDA and found it approvable, will not be prevented from approving or obligated to delay the approval of Actavis’ ANDA past the expiry of Oleptro’s current non-patent exclusivity period.

Our products may fail to achieve market acceptance.

Any product we successfully develop may not achieve market acceptance and, as a result, may not generate significant revenues, as is currently the case with Oleptro. Market acceptance of our products by hospitals, physicians or patients will depend on a number of factors, including, but not limited to:

Form 20-F

•	availability, cost and effectiveness of our products when compared to competing products and alternative treatments;

•	relative convenience and ease of administration;

•	the prevalence and severity of any adverse side effects;

•	pricing, which may be subject to regulatory control;

•	effectiveness of our marketing and distribution partners’ sales and marketing strategy; and

•	our ability to obtain sufficient third-party insurance coverage or reimbursement.

If any product that we commercialize does not provide a treatment regimen that is as beneficial as the current standard of care or otherwise does not provide patient benefit, that product likely will not achieve market acceptance. This may result in a shortfall in revenues and an inability to achieve or maintain profitability.

Competition in the pharmaceutical industry is intense, and if we fail to compete effectively, our business, financial condition and results of operations will suffer.

We are engaged in a business characterized by extensive research efforts, rapid technological developments and intense competition. Any product that we develop may not compete successfully. Given that our business is reformulating existing drugs, our products are likely to face competition from generic and branded formulations of the existing drugs we reformulate, and from other drugs or alternative treatments. We expect that successful competition will depend, among other things, on price, product efficacy, safety, reliability, availability, timing and scope of regulatory approval, costs of supply, marketing and sales capabilities, reimbursement, and patent positions.

We expect competition to increase as technological advances are made and commercial applications broaden. In addition, research and development activities by competitors may render our products obsolete or uneconomical. In commercializing our products, and any additional product candidate we develop using our drug delivery technologies, we will face substantial competition from large pharmaceutical, biotechnology and other companies, universities and research institutions. To the extent that we develop or market products incorporating drugs that are off-patent, or drugs and or technologies that are being developed by multiple companies, we will face competition from other companies developing and marketing similar products and or technologies.

Relative to us, we believe that most of our competitors have substantially greater capital resources, research and development staff, facilities and experience in conducting clinical trials and obtaining regulatory approvals, as well as in manufacturing and marketing pharmaceutical products. Many of our competitors may achieve product commercialization or patent protection earlier than we will. Finally, our competitors may use different technologies for, or approaches to, the development of products similar to the products we are seeking to develop.

We may not achieve our projected development goals in the time frames we announce and expect.

We set goals for and make public statements regarding our expected timing of meeting the objectives material to our success, such as the commencement and completion of clinical trials, anticipated regulatory approval and product launch dates. The actual timing of these forward-looking events can vary dramatically due to factors such as delays or failures in our clinical trials, the need to develop additional data required by regulators as a condition of approval, the uncertainties inherent in the regulatory approval process, delays in establishing the manufacturing or marketing capabilities or arrangements necessary to commercialize our product, and failure by our collaborators, marketing and distribution partners, suppliers and other third parties with whom we have contractual arrangements, to fulfill, in whole or in part, their contractual obligations towards us.

Form 20-F

If our clinical trials do not produce successful results, we will not be able to commercialize our product candidates.

No product can receive regulatory approval unless human clinical trials show safety and efficacy for each target indication or bioequivalence to an approved drug in accordance with applicable regulatory requirements and standards. Success in pre-clinical studies and early clinical trials does not ensure that later clinical trials will be successful and interim results from clinical trials do not necessarily predict the final results of such trials. The pharmaceutical and biotechnology industry has suffered significant setbacks from its inability to satisfy these requirements in late-stage clinical trials, even after achieving promising results in early-stage clinical studies. Data obtained from pre-clinical and clinical activities are subject to varying interpretations by regulatory authorities that could delay, limit or prevent regulatory authority approval. Any of our products subject to regulatory approval may not successfully address the concerns of regulatory authorities.

The timing and success of clinical trials depend on various factors, including, but not limited to:

•
sufficient patient enrolment which may be affected by the incidence of the disease studied, the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites, the eligibility criteria for a patient to participate in the study and the rate of patient drop-out;

•	regulatory authorities policies regarding requirements for approval of a drug; and

•	performance by third parties, such as clinical research organizations, on whom we rely to support our clinical trials.

A failure of one or more of our clinical trials can occur at any stage of testing. If clinical trials do not show any potential product to be safe and effective, if we are required to conduct additional clinical trials or other testing of our products in development beyond those that we currently contemplate or if we are unable to successfully complete our clinical trials or other testing, we may:

•	be delayed in obtaining regulatory approval for our product candidates;

•	not be able to obtain regulatory approval for our product candidates; or

•	obtain approval with limitations or restrictions, such as limitations on the indications for use.

Our product development costs may also increase if we experience delays in testing or approvals or have to conduct additional testing. In addition, significant clinical trial and regulatory delays could also allow our competitors to bring products to market before we do and impair our ability to commercialize our products.

If we fail to obtain regulatory approvals for our product candidates, we will not be able to commercialize them.

We must receive regulatory approval of a product candidate before it can be commercialized. The research, development, testing and manufacturing of any product candidate we develop independently or in collaboration with third parties, as well as the distribution, marketing, promotion, advertising, and record keeping of such product candidate, are regulated by numerous federal, state, provincial and local governmental authorities. The approval procedures vary depending on such factors as the novelty of the drug and its intended use and also vary among countries. Changes in regulatory approval policies during the development period, changes in or the enactment of additional statutes or regulations or changes in regulatory review for each submitted product application may cause delays in the approval or rejection of an application. Regulatory authorities generally have substantial discretion in the approval process and may refuse to accept any application or may decide that the data submitted is insufficient for approval and require additional preclinical, clinical or other studies. The development and regulatory approval process in each jurisdiction takes many years, requires the expenditure of substantial resources, is uncertain and subject to delays. In addition, approval by a regulatory authority of one country does not ensure the approval by regulatory authorities of other countries.

Form 20-F

Failure to obtain regulatory approval, any delay or setback in obtaining regulatory approval, or any limitation on drug use required as a condition of approval could:

•	adversely affect our ability to market any drugs we develop independently or with collaborators;

•	affect our ability to negotiate collaboration or distribution agreements or continue current agreements with certain collaborators or marketing and distribution partners;

•	impose additional costs and diminish any competitive advantages that we may attain; or

•	adversely affect our ability to generate product sales and/or royalties based on these sales.

Even if we obtain regulatory approval, there may be limits on, or conditions applicable to, the approval and our products will be subject to ongoing regulatory review and regulatory requirements. If we fail to comply with these requirements, we could lose our regulatory approval and sales of any approved commercial products could be suspended.

Even if regulatory approval of a product is granted, the approval may be subject to limitations on the uses for which the product may be marketed or to conditions of approval, which could affect the marketability of the product. In addition, the terms of approval may contain requirements for costly post-market follow-up studies or post-market surveillance to monitor the safety or efficacy of the product, which could reduce our revenues, increase our expenses or render the approved product not commercially viable. For instance, our once-daily trazodone product was recently approved by the FDA with requirements to conduct a post-approval pediatric study, Medication Guide Evaluation or REMS and an additional in vitro alcohol dissolution study and commitments to provide additional data under a long-term maintenance study and implementation of an interim specification. The FDA could also require implementation of risk management programs in order to monitor the potential abuse, misuse, diversion, or other risks associated with the utilization of an approved product.

If we receive regulatory approval to market a particular product, we will be subject to extensive ongoing regulatory requirements, including requirements relating to registration, manufacturing, labeling, advertising, promotion, adverse event reporting, packaging, distribution, storage, and record keeping. In addition, the manufacturing facilities for such product will be subject to continual review and periodic inspections by regulatory authorities. If we fail to comply with the regulatory requirements of the FDA and other applicable United States and foreign regulatory authorities, or if previously unknown problems with any approved commercial products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions or other setbacks, including, but not limited to:

•	restrictions on the products, manufacturers or manufacturing processes;

•	warning letters;

•	civil or criminal penalties;

•	fines;

•	injunctions;

•	product seizures or detentions;

•	import or export bans or restrictions;

Form 20-F

•	product recalls and related publicity requirements;

•	suspension or withdrawal of regulatory approvals;

•	total or partial suspension of production; and

•	refusal to approve pending applications for marketing approval of new products or supplements to approved applications.

In addition, under our marketing and distribution agreements, regulatory approvals are generally being transferred to our marketing and distribution partners to allow them to market and sell our product in the country where we have given them distribution rights. Any failure by our marketing and distribution partners to comply with applicable regulatory requirements could result in the suspension or the revocation of our regulatory approval in that country.

As clinical experience with a drug expands after approval because it is typically used by a greater number and more diverse group of patients after approval than during clinical trials, side effects and other problems may be observed after approval that were not seen or anticipated during pre-approval clinical trials or other studies. Any adverse effect observed after the approval and marketing of a product candidate could result in limitations on the use of or withdrawal of marketing approval for the product.

Also, the United States or other countries’ statutes, regulations, or policies may change and additional statutes or government regulations or policies may be enacted which could prevent, or impose additional restrictions on the continued marketing of drug products. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the United States or abroad. We may be slow to adapt, or we may never adapt, to changes in existing requirements or adoption of new requirements or policies. If we are slow to adapt, or are unable to adapt, to changes in existing regulatory requirements or adoption of new regulatory requirements or policies, we may lose marketing approval for our products when and if any of them are approved, resulting in decreased revenue from milestones, product sales or royalties.

We may be involved in intellectual property litigation that could prove to be expensive, time consuming and the outcome of which would be uncertain.

Any intellectual property litigation in which we are involved, whether brought against us to invalidate our intellectual property rights or brought by us to enforce them, could prove to be costly and we may not have sufficient financial or other resources to conduct a successful litigation. The outcome of such litigation is also largely unpredictable. Any adverse outcome of such litigation or settlement of such a dispute could subject us to significant liabilities, could put one or more of our patents at risk of being invalidated or interpreted narrowly, could put one or more of our patents at risk of not issuing, or could facilitate the entry of generic products. Any such litigation could also divert our technical and management personnel from their normal responsibilities.

Certain United States, Canadian and European patents, or patents issued in other countries, may contain claims that could be infringed by our products or that are directed to the technological areas in which we are developing products. If our products infringe or are claimed to infringe a claim of a third party patent, we may be required to indemnify certain of our marketing and distribution partners pursuant to existing agreements, we may be required to stop developing our product candidates, stop selling our products, or be drawn into a patent infringement litigation, or we may choose or may be required to enter into royalty or licensing agreements, which agreements may not be available on terms acceptable to us or at all, or seek a court judgment that such patent claims are invalid.. Even if we were able to obtain a license, whether in or outside the context of a litigation, the rights may be non-exclusive, which could result in our competitors gaining access to the same intellectual property or risk termination of the license and of the rights to use the technology covered by such license. If we do not obtain any required licenses or sublicenses, we could encounter delays in product introductions until the expiry of these patents or while we attempt to design around these patents, if at all possible, or could find that the development, manufacture or sale of products requiring these licenses is foreclosed. Claims of issued patents are presumed to be valid, and any finding of invalidity would only come, if at all, after litigation that could prove to be lengthy and costly, and could still be unsuccessful. There are also numerous pending patent applications owned by others in the United States and other countries. Because patent applications can take many years to issue, there may be currently pending applications, known or unknown to us, which may later result in issued patents that could materially affect our ability to sell our products or develop new ones. These patent applications may also have priority over patent applications filed by us and therefore prevent us from being granted a patent on our pending applications or from being granted the full scope of the claims of our patent applications.

Form 20-F

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. For example, confidential information may be disclosed, inadvertently or as ordered by the court, in the form of documents or testimony in connection with discovery requests, depositions or trial testimony. This disclosure would provide our competitors with access to our proprietary information and may harm our competitive position.

Rapid technological change could make our products or drug delivery technologies obsolete.

Pharmaceutical technologies are subject to rapid and significant technological change. Our competitors may develop new technologies and products that may render our products and drug delivery technologies uncompetitive or obsolete. The products and drug delivery technologies of our competitors may be more effective than the products and drug delivery technologies developed by us. As a result, our products may become obsolete before we recover expenses incurred in connection with their development or before we fully realize their revenue potential.

We have not yet received regulatory approval for products that are using certain of our drug delivery technologies.

Our drug delivery technologies can be quite complex, with many different components. The development required to take a technology from its earliest stages to its incorporation in a product that is sold commercially can take many years and be quite costly. Significant technical challenges are common as products incorporating our technologies progress through development, particularly in the first product candidate incorporating a new technology. We have not received regulatory approval in any country for any product that uses our Intellitab abuse- and misuse- deterrent platform or PNDS technologies. In addition, any particular technology we own may not perform in the same manner when used with different therapeutic agents and therefore these technologies may not prove to be as useful or valuable as originally thought, resulting in additional development work. If our efforts do not repeatedly lead to successful development of product candidates, we may not be able to grow our pipeline or to enter into agreements with marketing and distribution partners or collaborators that are willing to distribute or develop our product candidates. Delays or unanticipated increases in costs of development at any stage, or failure to solve a technical challenge, could adversely affect our operating results.

Form 20-F

If we are unable to protect our intellectual property rights, our competitors may develop and market products with similar features to our products which may reduce demand for our products and inhibit their effective commercialization.

We will be able to protect our intellectual property rights from unauthorized use by third parties only to the extent that our intellectual property rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. We try to protect our intellectual property position by filing patent applications related to our proprietary technologies, product formulations, inventions and improvements that are important to the development of our business. Because the patent position of pharmaceutical companies involves complex legal and factual questions, the issuance, scope and enforceability of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. If our patents are invalidated, we will lose the ability to exclude others from making, using or selling the invention claimed. Moreover, an issued patent does not guarantee us the right to practice the patented technology or commercialize a product using that technology. Third parties may have blocking patents that could be used to prevent us from developing our product candidates, selling our products or commercializing our patented technologies. Our future and pending patent applications may not result in patents being issued. Even if issued, they may not be issued with claims sufficiently broad to protect our products and technologies or may not provide us with a competitive advantage against competitors with similar products or technologies. Furthermore, others may independently develop products or technologies similar to those that we have developed or discover our trade secrets. In addition, the laws of many countries do not protect our intellectual property rights to the same extent as the laws applicable in North America for example, and those countries may also lack adequate rules and procedures for defending our intellectual property rights.

We also rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. We try to protect this information by entering into confidentiality undertakings with parties that have access to it, such as our current and prospective marketing and distribution partners, collaborators, employees and consultants. Any of these parties may breach the undertakings and disclose our confidential information or our competitors might learn of the information in some other way. Enforcing a claim that a third party illegally obtained and is using our trade secrets is expensive and time consuming and the outcome is unpredictable. In addition, courts in foreign jurisdictions may be less willing to or may not protect trade secrets. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

Disputes may arise regarding the ownership or inventorship of our products and technologies.

From time to time we may become involved in disputes relating to the ownership or inventorship of our products and technologies. We have not yet completed the filing of the assignments of patents from the original inventors to us for certain of our patents and we have not yet obtained executed assignments of patents from all of the inventors for this subset of our patents. If we are unsuccessful in obtaining these assignments of patents or are otherwise not able to establish our ownership of the invention covered by the patents, we may face additional expense in perfecting our title to these patents and our business may be adversely affected.

In the past we have entered into agreements that may require us to make royalty payments, which may adversely affect our operating results and financial condition.

We have entered into agreements that may obligate us to make royalty payments or milestone payments, or limit our ability to sell our products in certain markets, including, but not limited to:

•	agreements with affiliates of Purdue Pharma whereby we agreed to pay a low to mid single-digit royalty on European and Canadian in market net sales of our once-daily tramadol product;

Form 20-F

•	an agreement with Université de Montréal under which we acquired and licensed our PNDS technology from Université de Montréal;

•
a cross-licensing agreement pursuant to which we acquired from Gruppo Angelini and transferred and licensed to Gruppo Angelini certain rights to the formulations pertaining to our once-daily trazodone product; and

•
an agreement with McGill University under which we acquired certain patent rights on an invention from McGill University and rights to acquire future improvements to such invention whereby we agreed to pay a low single-digit royalty on our commercialization revenues from patented products.

In 1994, concurrently with the purchase of a controlled-release technology from Université de Montréal and Université du Québec à Montréal, we acquired a right of first refusal with respect to any improvements and additions to the purchased technology for which we agreed to pay royalties of 4% on net revenues that we receive from the commercialization of the technology purchased in 1994. On February 7, 2005, Université de Montréal and Université du Québec à Montréal served us with a motion to institute legal proceedings in the Superior Court of Québec. The motion seeks payment of royalties allegedly owed by us with respect to the commercialization of the purchased technology and any improvements and additions thereto, and its use in various of our product candidates, including our once-daily tramadol product. See “Item 4B. Business Overview - Legal Proceedings.”

We currently have a single source of supply for our Contramid cross-linked high amylose starch.

We have an exclusive supply agreement with Cargill to purchase from Cargill all of our requirements for Contramid modified starch.  It may be difficult to find alternative suppliers of Contramid modified starch or of tramadol or trazodone  in a timely manner if our current suppliers are unable to supply us with sufficient quantities or if we are forced for any reason to find other suppliers. Cargill may terminate the agreement if it decides to cease the manufacturing of Contramid modified starch, in which case Cargill must use reasonable efforts to notify us at least two years in advance of such termination. There may not be third-party manufacturers that are willing to develop and certify processes to supply us with Contramid modified starch, or of tramadol and trazodone, or are able to meet our volume or quality requirements at a price that is as favorable to us as the price we have with our current suppliers. Any financial, operational, production or quality assurance difficulties experienced by these third-party suppliers that result in a reduction or interruption in supply to us could significantly delay the development, manufacture and commercialization of our products.

If third-party manufacturers of our products fail to devote sufficient time and resources to our concerns, or if their performance is substandard, the commercialization of our products could be delayed or prevented, and this may result in higher costs or deprive us of potential product revenues.

Although we generally manufacture clinical trial supplies in-house, we have limited manufacturing capabilities and rely on third parties for commercial scale manufacturing. We may also rely on third parties for the manufacturing of certain clinical trial materials. Our reliance on contract manufacturers will expose us to the following risks, any of which could delay or prevent the commercialization of our products, result in higher costs, or deprive us of potential product revenues:

•
Contract manufacturers can encounter difficulties in achieving volume production, quality control and quality assurance, as well as with shortages of qualified personnel. Accordingly, a manufacturer might not be able to manufacture sufficient quantities to meet our clinical trial needs or to commercialize our products.

•
Contract manufacturers are required to undergo a satisfactory current GMPs inspection prior to regulatory approval and are obliged to operate in accordance with FDA, European and other nationally mandated GMPs, which govern manufacturing processes, stability testing, record keeping and quality standards. Any failure of these contract manufacturers to establish and follow GMPs and to document their adherence to such practices may lead to significant delays in the availability of material for clinical studies, may delay or prevent filing or approval of marketing applications for our products or result in sanctions being imposed on us.

Form 20-F

•
For each of our current product candidates we will initially rely on a single or a limited number of contract manufacturers. Changing these or future manufacturers may be difficult and the number of potential manufacturers is limited. Changing manufacturers generally requires re-validation of the manufacturing processes and procedures in accordance with FDA, European and other nationally mandated GMPs and may require prior regulatory approval. It may be difficult or impossible for us to quickly find replacement manufacturers on acceptable terms, if at all. Such re-validation may be costly and time-consuming and we could suffer important delays in advancing our product candidates in clinical trials or in supplying the commercial market with our products.

•
With respect to our products, our ability to reach full commercial scale manufacturing depends upon the ability of our commercial scale contract manufacturer to be approved under such GMPs. Reaching full commercial scale has a direct impact on our overall costs of goods, which, in turn, directly affects our operating margins. Any delay in obtaining GMP approval beyond the time we anticipate may have a negative impact on our operating margins and other financial results, as well as our ability to adequately supply the market with our product.

•	Our contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to produce, store and distribute our products successfully.

•	Our contract manufacturers may terminate or not renew our agreements based on their own priorities at a time that is costly or inconvenient for us.

Drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA, and corresponding state and foreign agencies, including European agencies and their designees, to ensure strict compliance with GMPs and other government regulations. While we are obligated to audit the performance of third-party contractors, we do not have complete control over our third-party manufacturers’ compliance with these regulations and standards. Failure by either our third-party manufacturers or by us to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure of the government to grant review of submissions or market approval of drugs, delays, suspension or withdrawal of approvals, product seizures or recalls, operating restrictions, facility closures and criminal prosecutions, any of which could harm our business.

We rely on third parties to conduct, supervise and monitor our clinical trials, and those third parties may not perform satisfactorily.

We rely on third parties such as contract research organizations, medical institutions and clinical investigators to enroll qualified patients and conduct, supervise and monitor our clinical trials. Our reliance on these third parties for clinical development activities reduces our control over these activities. Our reliance on these third parties, however, does not relieve us of our regulatory responsibilities, including ensuring that our clinical trials are conducted in accordance with GCPs and the investigational plan and protocols contained in an investigational new drug application (IND) or comparable foreign submission. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. In addition, they may not complete activities on schedule, or may not conduct our preclinical studies or clinical trials in accordance with regulatory requirements or our trial design. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, our efforts to obtain and, or maintain regulatory approvals for, and commercialize, our product candidates may be delayed or prevented.

Form 20-F

We have limited experience in sales, marketing or distribution, and we have no internal capability to do so yet.

As we currently have limited capabilities to market our products directly, we must market and distribute our products through marketing and distribution arrangements with third parties. However, we may not be successful in carrying out the promotion of our products due to our limited experience in selling and marketing our products, such that revenue from such selling and marketing may be below expectations.

Our agreements relating to the development and distribution of products may expose us to a number of risks.

We currently have several collaboration or distribution agreements relating to the marketing and distribution of our once-daily tramadol product in Europe, the United States, Canada, Brazil, South Korea, Israel, Switzerland, Russia and Australia. If we are unable to reach agreements with suitable collaborators and marketing and distribution partners, we may fail to meet our business objectives for the affected product or program. We also face, and will continue to face significant competition in seeking appropriate collaborators and marketing and distribution partners. Moreover, collaboration and distribution arrangements are complex and time consuming to negotiate, document and implement. We may not be successful in our efforts to establish and implement collaboration or marketing and distribution arrangements upon satisfactory terms or at all. Reliance on these agreements exposes us to a number of risks, including, but not limited to, the following:

•	our collaborators and marketing and distribution partners may not devote sufficient resources to our products or product candidates;

•	disputes may arise with respect to payments that we believe are due under such distribution and collaboration agreements;

•
we may face unwillingness on the part of collaborators and marketing and distribution partners to keep us informed regarding the progress of its development, commercialization or marketing activities, or to permit public disclosure of these activities;

•	our collaborators and marketing and distribution partners may terminate the relationship;

•
while we always select suppliers which have been approved by the regulatory authorities in the markets where we commercialize our products or intend to commercialize our products, our marketing and distribution partners may have rights to audit our suppliers which may expose us to audit findings which are different than ours which may affect supply of product;

•	disputes may arise in the future with respect to the ownership of rights to technology developed with collaborators;

•
disagreements with collaborators and marketing and distribution partners could delay or terminate the research and development, regulatory approval, commercialization or marketing of product candidates, or result in litigation or arbitration;

•
our collaborators may elect to pursue the development of any additional product candidates and pursue technologies or products either on their own or in collaboration with other parties, including our competitors which technologies or products may be competitive with ours;

•
our collaborators and marketing and distribution partners may pursue higher priority programs or change the focus of their programs, which could affect the collaborator’s and distributor’s commitment to their respective territories; and

•	our collaborators and marketing and distribution partners may develop or distribute products that compete with our products.

Form 20-F

Under these arrangements, we have committed to supply our marketing and distribution partners with product. In the event that we are unable to fulfill such obligations as a result of a failure of our contract manufacturers, we may be in breach of our obligations under those arrangements.

The occurrence of any of these or other events may delay product development or impair commercialization of our products.

If we are unable to retain key personnel and hire additional qualified personnel, we may not be able to successfully achieve our goals.

We depend on the principal members of our scientific and management staff. The loss of any of these individuals’ services might significantly delay or prevent our achievement of research, development or business objectives. We do not maintain key person life insurance on any of these individuals.

Our success depends, in large part, on our ability to continue to attract and retain qualified scientific and management personnel. We face intense competition for such personnel and consultants. We may not be able to attract and retain qualified management and scientific personnel in the future. Also, we must provide training for our employee base due to the highly specialized nature of pharmaceutical products.

Further, our potential expansion into areas and activities may require additional expertise, and may place additional requirements on our management, operational and financial resources. The failure to attract and retain such personnel, or to develop such expertise, could materially adversely affect prospects for our success.

Our current personnel may be inadequate and we may fail to assimilate and train new employees. Highly skilled employees with the education and training that we require, especially employees with significant experience and expertise in drug delivery systems, are in high demand. Once trained, our employees may be hired by our competitors.

We have international operations that expose us to additional business risks.

We expanded our operations, first by commercializing our once-daily tramadol in Europe and Canada primarily and then by commercializing Oleptro in the United States, through our joint venture with Gruppo Angelini. Any expansion in new markets requires additional resources and management attention and subjects us to new business risks, including, but not limited to, the following:

•	different regulatory requirements for approval of our product candidates;

•	different marketing compliance regulatory requirements;

•	dependence on local marketing and distribution partners;

•	longer payment cycles and problems in collecting accounts receivable;

•	adverse changes in trade and tax regulations;

•	the absence or significant lack of legal protection for intellectual property rights;

•	difficulty in managing widespread operations;

•	unfavorable labor regulations;

•	political and economic instability; and

•	currency risks.

Form 20-F

The occurrence of any of these or other factors may cause our international operations not to be successful or otherwise have an adverse effect on our operating results.

We may not be able to successfully acquire and integrate complementary technologies or businesses needed for the development of our business and any acquisitions we make could disrupt our business and harm our financial condition.

We may pursue product or business acquisitions that could complement or expand our business. However, we may not be able to identify appropriate acquisition candidates in the future. If an acquisition candidate is identified, we may not be able to successfully negotiate the terms of any such acquisition or finance such acquisition. Any such acquisition could result in unanticipated costs or liabilities, diversion of management’s attention from our core business, the expenditure of resources and the potential loss of key employees, particularly those of the acquired organizations. In addition, we may not be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future, which may harm our business.

To the extent we issue common shares or other rights to finance any acquisition, existing shareholders may be diluted and earnings per share may decrease. They may also result in goodwill and other long-lived assets that are subject to impairment tests, which could result in future impairment charges.

We may incur losses associated with foreign currency fluctuations.

We anticipate that the majority of the revenue from commercialization of our product candidates may be in currencies other than Canadian dollars. Fluctuation in the exchange rate of the Canadian dollar relative to these other currencies could result in us realizing a lower profit margin on sales of our product candidates than we anticipate at the time of entering into commercial agreements. Our financial results will be subject to the impact of currency transactions and translation gains and losses. As we commercialize our products, the functional currency of certain of our subsidiaries may change from the Canadian dollar to the subsidiaries local currency. This could have an impact on our exposure to foreign currency fluctuations. Adverse movements in exchange rates could have a material adverse effect on our financial condition and results of operations.

2.	Risks Relating to Our Industry

Generic drug manufacturers will increase competition for certain products and may reduce our sales and royalties.

Because our product development strategy involves the reformulation of existing drugs with active ingredients that are generally off-patent, our products are likely to face competition from generic versions of such drugs. Regulatory approval for generic drugs may be obtained without investing in costly and time-consuming clinical trials. Because of substantially reduced development costs, manufacturers of generic drugs are often able to charge much lower prices for their products than the original developer of a new product. If we face competition from manufacturers of generic drugs on products we may commercialize such as our once-daily trazodone and tramadol products, or on products that our competitors in our markets are commercializing, the prices at which such products are sold and the revenues we receive may be reduced significantly.

Form 20-F

Market acceptance of our products will be limited if users of our products are unable to obtain adequate reimbursement from third-party payers.

Government health administration authorities, private health insurers and other organizations generally provide reimbursement for products like ours, and our commercial success will depend in part on whether appropriate reimbursement levels for the cost of our products and related treatments are obtained from government authorities, private health insurers and other organizations, such as health maintenance organizations and managed care organizations. Third-party payers may not provide reimbursement in whole or in part for the use of our products.

Significant uncertainty exists as to the reimbursement status of newly approved health care products. Because our product development strategy involves the reformulation of existing drugs with active ingredients that are off-patent, products we develop are often intended to replace or alter existing therapies or procedures. These third-party payers may conclude that our products are less safe, less effective or less economical than those existing therapies or procedures, or that such products do not offer any additional benefit or advantage over existing therapies. Therefore, third-party payers may not approve our products for reimbursement. We may be required to make substantial pricing concessions in order to gain access to formularies of large managed-care organizations. If third-party payers do not approve our products for reimbursement or fail to reimburse them adequately, sales will suffer as some physicians or their patients may opt for a competing product that is approved for reimbursement or is adequately reimbursed. Even if third-party payers make reimbursement available, these payers’ reimbursement policies may adversely affect our ability and our potential marketing and distribution partners’ ability to sell our products on a profitable basis.

If we are unable to obtain adequate reimbursement from governments or third-party payers for any product that we may develop or to obtain acceptable prices for such product, our revenues and prospects for profitability will suffer.

Our revenues and profits will depend heavily upon the availability of adequate reimbursement for the use of our products from governmental and other third-party payers, both in the United States and in other markets. Reimbursement by a third-party payer may depend upon a number of factors, including the third-party payer’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Obtaining reimbursement approval for a product from each government or other third-party payer is a time consuming and costly process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to each payer. We may not be able to provide data sufficient to gain acceptance with respect to reimbursement. Even when a payer determines that a product is eligible for reimbursement, the payer may impose coverage limitations that preclude payment for some uses that are approved by regulatory authorities. In addition, there is a risk that full reimbursement may not be available for high priced products. Moreover, eligibility for coverage does not imply that any product will be reimbursed in all cases or at a rate that allows us to make a profit or even cover our costs. Interim payments for new products, if applicable, may also not be sufficient to cover our costs and may not be made permanent. A trend in the North American healthcare industry and elsewhere is cost containment.

Form 20-F

A number of governments tend to impose strict price controls, which may adversely affect our revenues, if any.

In several countries, including European countries and Canada, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time and delay the placing on the market of a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our product is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be adversely affected.

We are subject to the risk of product liability claims, for which we may not have or will not be able to obtain adequate insurance coverage.

Drugs involve the risk of product liability claims and associated adverse publicity. For products on the market, claims might be made directly by patients, healthcare providers or pharmaceutical companies or others selling our products. There are also risks related to participants in our clinical trials, who may suffer unintended consequences. We may not have or be able to obtain or maintain sufficient and affordable insurance coverage. Also, our warranty recourses, if any, against third party manufacturers of our products may be limited. Furthermore, product liability claims, regardless of their merits, could be costly and divert our management’s attention from other business concerns, or adversely affect our reputation and the demand for our products.

Our products involve the use of hazardous materials, and as a result we are exposed to potential liability claims and to costs associated with complying with laws regulating hazardous waste.

Our research and development activities involve the use of hazardous materials, including chemicals and biological materials, and are subject to Canadian federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous materials and waste products. However, accidental injury or contamination from these materials may occur. In the event of an accident, we could be held liable for any damages, which could exceed our available financial resources. In addition, we may be required to incur significant costs to comply with environmental laws and regulations in the future.

3.	Risks Related to Ownership of our Common Shares

Our share price has been volatile, and the price of our common shares could vary significantly in short periods of time.

The market price of our common shares has been volatile in the past, and continues to be. For more information, see “Item 9A. The Offer and Listings”. Significant price and volume fluctuations could be the result of various factors, some of which may be unrelated to the Corporation. Factors which could impact the market price of our common shares include, but are not limited to:

•	actual or anticipated fluctuations in our revenues or expenses;

•	clinical and regulatory developments regarding our product candidates;

•	developments regarding current, potential or future third-party marketing and distribution partners or collaborators;

•	announcements by us or our competitors regarding technological, product development or other matters;

•	government regulatory action affecting our product candidates and our competitors’ products;

Form 20-F

•	additions or departures of key personnel;

•	developments or disputes concerning our or third-party intellectual proprietary rights;

•	issuance of common shares;

•	deviations in our operating results from the estimates of securities analysts;

•	timing and receipt of milestone payments from marketing and distribution partners;

•	general market conditions and fluctuations in the biotechnology or pharmaceutical industry market sectors;

•	general market or economic conditions and political factors in the United States, Europe, Canada or abroad; and

•	formulation and implementation of new strategic direction.

In the past, when the market price of a stock has been volatile, holders of that stock have often instituted securities class action litigation against that company. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. The lawsuit could also divert the time and attention of our management.

We have never paid dividends on our common shares, and we do not anticipate paying any cash dividends in the foreseeable future.

Moreover, our Senior Loan and Security Agreement, as amended, with Hercules imposes restrictions on our ability to declare and pay dividends. In addition, the terms of any future debt or credit facility may preclude us from paying these dividends.

Our share price has been volatile which may result from factors outside our control which could lead to our common shares being delisted from the TSX or the NASDAQ stock exchanges.

We must meet continuing listing requirements to maintain the listing of our common shares on the TSX and NASDAQ. For continued listing, NASDAQ requires, among other things, that listed securities maintain a minimum closing bid price of not less than US$1.00 per share. On December 29, 2010, we announced that we had received a letter from the NASDAQ Listing Qualifications Department indicating that the minimum closing bid price of the Corporation’s common shares had fallen below US$1.00 for 30 consecutive business days, and therefore, we were not in compliance with NASDAQ Listing Rule 5450(a)(1) (the “Rule”). In accordance with NASDAQ Listing Rule 5810(C)(3)(a), we have been provided a grace period of 180 calendar days, or until June 27, 2011, to regain compliance with this requirement. We can regain compliance with the Rule if the bid price of our common shares closes at US$1.00 or higher for a minimum of ten consecutive business days during the grace period, although NASDAQ may, in its discretion, require us to maintain a minimum closing bid price of at least US$1.00 per share for a period in excess of ten consecutive business days before determining that we have demonstrated the ability to maintain long-term compliance. If we are unsuccessful in meeting the minimum bid requirement by June 27, 2011, NASDAQ will provide notice to us that our common shares will be subject to delisting from the NASDAQ Global Market. If the Company receives a delisting notification, we may appeal to the Listing Qualifications Panel or apply to transfer the listing of our common hares to the NASDAQ Capital Market if we satisfy at such time all of the initial listing standards on the NASDAQ Capital Market, other than compliance with the minimum closing bid price requirement. If the application to the NASDAQ Capital Market is approved, then we will have an additional 180-day grace period in order to regain compliance with the minimum bid price requirement while listed on the NASDAQ Capital Market. There can be no assurance that we will meet the requirements for continued listing on the NASDAQ Global Market or whether our application to the NASDAQ Capital Market will be approved or that any appeal would be granted by the Listing Qualifications Panel. If our common shares are delisted from NASDAQ, investors may have more difficulty in disposing of our common shares.

Form 20-F

We may be a passive foreign investment company for U.S. federal income tax purposes which may negatively affect U.S. investors.

For U.S. federal income taxation purposes, we would be a passive foreign investment company, or PFIC, if in any taxable year either: (a) 75% or more of our gross income consists of passive income; or (b) 50% or more of the value of our assets, on average, is attributable to assets that produce, or are held for the production of, passive income. Based on our current income, assets and activities, we were likely to be a PFIC for 2010, 2009 and 2008. If we are a PFIC for any taxable year during which a U.S. person owns, directly or indirectly, any of our common shares, the U.S. person will be subject to special U.S. federal income tax rules, set forth in Sections 1291 to 1298 of the United States Internal Revenue Code of 1986, as amended, or the Code, with respect to such common shares held by the U.S. person, for that year and all subsequent years in which they are held by that person. Gain realized by a U.S. investor from the sale of PFIC shares is taxed as ordinary income, as opposed to capital gain, and subject to an interest charge unless the U.S. person has made certain timely tax elections. The PFIC rules are extremely complex. For more information on these rules, see “Item10E. - Taxation” included in our Annual Report on Form 20-F. A U.S. person is encouraged to consult his or her U.S. tax advisor before making an investment in our shares.

As a foreign private issuer in the United States, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer.

As a foreign private issuer under U.S. securities laws we are not required to comply with all the periodic disclosure requirements of the Securities Exchange Act of 1934 and therefore the publicly available information about us to U.S. shareholders may be different or more limited than if we were a U.S. domestic issuer. In addition, our officers, directors, and principal shareholders are exempt from the “real time” reporting and “short swing” profit recovery provisions of Section 16 of the Securities Exchange Act of 1934 and the rules thereunder. Under the Section 16 reporting rules, these persons are generally required to file on EDGAR reports of transactions involving our common shares within two business days of such transaction. Under Canadian rules, our officers, directors and principal shareholders are generally required to file on SEDI (www.sedi.ca) reports of transactions involving our common shares within five days of such transaction. Therefore, our shareholders may not know when our officers, directors and principal shareholders purchase or sell our common shares as timely as they would if we were a U.S. domestic issuer.

We are exposed to risks if we are unable to comply with laws and future changes to laws affecting public companies, including the Sarbanes-Oxley Act of 2002, and also to increased costs associated with complying with such laws.

Any future changes to the laws and regulations affecting public companies, and other applicable Canadian securities laws and regulation and related rules and policies, may cause us to incur increased costs based on the implications of new rules and respond to new requirements. Delays or a failure to comply with the new laws, rules and regulations could result in enforcement actions, the assessment of other penalties and civil suits. The new laws and regulations make it more expensive for us under indemnities provided by the Corporation to our officers and directors and may make it more difficult for us to obtain certain types of insurance, including liability insurance for directors and officers; as such, we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, or as executive officers. We may be required to hire additional personnel and utilize additional outside legal, accounting and advisory services - all of which could cause our general and administrative costs to increase beyond what we currently have planned. We cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs.

Form 20-F

The Corporation is required annually to review and report on the effectiveness of its internal control over financial reporting in accordance with SOX Section 404 and National Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings of the Canadian Securities Administrators or CSA. The results of this review are reported in our Annual Report on Form 20-F and in our Management’s Discussion and Analysis of Results of Operations and Financial Condition. Our registered public accounting firm is also required to report on the effectiveness of the Corporation’s internal control over financial reporting.

Management’s review is designed to provide reasonable assurance, not absolute assurance that all material weaknesses existing within the Corporation’s internal controls are identified. Material weaknesses represent deficiencies existing in the Corporation’s internal controls that may not prevent or detect a misstatement occurring which could have a material adverse affect on the quarterly or annual financial statements of the Corporation. In addition, management cannot assure that remedial actions taken by the Corporation to address any material weaknesses in the event that any were identified, would be successful, nor can management assure you that no further material weaknesses will be identified within its internal controls over financial reporting in future years.

If the Corporation fails to maintain effective internal controls over its financial reporting, namely in its conversion from Canadian GAAP to International Financial Reporting Standards, or IFRS, there is the possibility of errors or omissions occurring or misrepresentations in the Corporation’s disclosures which could have a material adverse effect on the Corporation’s business, its financial statements, and the value of the Corporation’s common shares.

Form 20-F

Item 4 Information on the Company

A.	History and development of the company

Our legal name and commercial name is Labopharm Inc. Our head office, principal office and laboratory facilities are located at 480 Armand-Frappier Boulevard, Laval, Québec, Canada, H7V 4B4. Our telephone number is (450) 686-1017 (or toll free at 1-888-686-1017). Our website is www.labopharm.com.  Our transfer agent and registrar is Computershare Trust Company of Canada, 1500 University Street, suite 700, Montreal, Quebec, Canada H3A 3S8.  Our agent for service in the United States in CT Corporation System, 101 Federal Street, Boston, MA 02110 (617) 757-6400.

We were incorporated under Part IA of the Companies Act (Québec) or CAQ on October 26, 1990 under the name Centre de recherche appliquée pharmaceutique CRAP inc. On September 13, 1994, we changed our name to Labopharm Inc. and amalgamated with 9033-3394 Québec inc. pursuant to a certificate of amalgamation dated June 11, 1996 issued under Part IA of the CAQ. On July 11, 1997, our articles were amended to change the location of the judicial district of our head office from Terrebonne, Québec to Laval, Québec.

On February 14, 2011 the CAQ was abrogated and replaced by the Business Corporations Act (Québec) or BCA and, companies governed by Part IA of the CAQ such as us became business corporations governed by the BCA. Accordingly, we did not have to file articles of continuation or amend our existing corporate statutes. Application of the law was immediate without having to complete any formalities.

Information relating to the joint venture we established in 2010 with Gruppo Angelini is detailed in the section Overview of our Management Discussion & Analysis or our MD&A for the years ended December 31, 2010 and 2009 included in “Item 5  Information relating to operating and financial review and prospects” of our Annual Report on Form 20-F

We completed our initial public offering of common shares in Canada in 1996 and in the United States in 2006. During the last three years, we have completed financings as detailed below.

In December 2007, we signed an amendment to a US$10 million term loan agreement initially entered into in June 2005 with Hercules Technology Growth Capital, Inc. or Hercules, for an additional US$25 million amount maturing on December 1, 2011. Under the terms of the amended agreement, we received in December 2007, US$15 million, or Tranche A. The remaining balance of the original term loan entered into in 2005 was repaid using the proceeds of Tranche A. As part of this loan amendment, we issued to Hercules warrants to purchase up to 1,460,152 of our common shares at an initial exercise price of $1.00, which was subsequently re-priced at $0.89 as per the terms of the agreement. In October 2008, the term loan agreement was further amended and we borrowed an additional US$5 million, or Tranche B. In June 2009, we signed a third amendment to the term loan agreement, postponing the date from which we were required to begin repaying principal on the loans from July 1, 2009 to July 1, 2010, and changing the maturity date of the loan from December 1, 2011 to June 1, 2012. No additional funds will be available under the amended term loan agreement. In May and June 2010, we signed fourth and fifth amendments to the term loan agreement. The fourth amendment allowed us to transfer certain assets, given as collateral to Hercules, to our newly formed joint venture with Gruppo Angelini. The fifth amendment to the loan postpones the date from which we were required to begin repaying principal on the loan from July 1, 2010 to January 1, 2011, and changes the maturity date of the loan from June 1, 2012 to December 1, 2012. The loan repayment terms are included in our annual audited consolidated financial statements for the year ended December 31, 2010.

Form 20-F

In January 2010, we settled the previously announced draw down of $1 million under our SEDA with YA Global Master SPV Ltd. or YA. Under the draw down, we issued 482,165 of our common shares to YA at a price of $2.07 per common share, after discount. In accordance with the terms of the SEDA, the common shares were issued at a discount of 5% to the daily volume weighted average price on the Toronto Stock Exchange over the ten consecutive trading days following our notice of intention to draw down on the SEDA on December 20, 2009.

In February 2010, we proceeded with an underwritten public offering of 11,764,706 newly issued units at a public offering price of US$1.70 per unit. Each unit was comprised of one of the Corporation’s common shares and a warrant to purchase 0.5 of a common share. The combination of 2 warrants entitles the holder to acquire one common share of the Corporation upon payment of US$2.30 per share, exercisable at any time during the period beginning six months after the date of issuance and ending three years following the date of issuance. After the exercise of the over-allotment option, the Corporation issued a total of 13,529,412 units for net proceeds of approximately US$22.1 million.

In October 2010 we received a cash advance of $10,000,000 from Paladin Labs Inc. or Paladin which can be used for our general operating purposes. We will repay the cash advance by offsetting against a portion of the amount receivable from Paladin for our future product sales of our once daily tramadol distributed in Canada by Paladin. The cash advance is unsecured and bears interest at a rate of 16% per annum, payable semi-annually starting on April 1, 2011. Any outstanding principal matures on May 1, 2012, is repayable in cash and is subject to an extension of the term of up to six months under certain conditions.

B.	Business Overview

OUR STRATEGY

We are focused on realizing value from our portfolio of commercialized products and creating additional value by leveraging our emerging technology platforms to develop increasingly differentiated products that may provide the potential for attractive return on investment.

As a result of changing circumstances, including very disappointing sales of Oleptro, our once-daily formulation of trazodone, the Board of Directors, together with management have undertaken a complete review of the business including, consideration of all available strategic options. Final determination of the Corporation’s stategy(ies) had not been finalized at the time of the filing of this Annual Report on Form 20-F.

OUR PRODUCTS AND MARKETS

1.	Our Once-Daily Tramadol

We have developed and commercially launched a once-daily formulation of tramadol. Tramadol is a centrally acting, mild opioid analgesic that has been on the market for nearly 30 years. Our once-daily tramadol product treats patients with moderate to moderately severe pain. It consists of a dual matrix delivery system designed to provide both rapid and sustained drug release, which maintains blood levels within a therapeutic range to provide pain relief for a full 24 hours of pain relief. We believe that the design of our formulation permits the avoidance of the peaks and troughs in drug concentrations sometimes seen with drugs that require multiple daily doses while having the potential advantage of providing fewer and less severe side effects while maintaining efficacy.

Form 20-F

Tramadol is part of a sub-class of the larger pain market used to treat moderate to severe pain. This group of products also includes hydrocodone combinations, codeine, high dose NSAIDs, low-dose long-acting opioids, oxycodone, and oxycodone combinations. As the majority of these products require multiple daily dosing, patients may benefit from the availability of an effective once-daily pain reliever indicated for the same level of pain severity. Studies have shown that tramadol provides relief from both acute and chronic pain conditions, including osteoarthritis pain, low back pain, cancer pain, post-operative pain, neuropathic pain and dental pain.

Marketing and commercialization of our once-daily tramadol

As of December 31, 2010, our once-daily tramadol product had received regulatory approval in more than 30 countries, including the United States, most European countries, Canada, Australia and South Korea, and we may pursue regulatory approval in other selected markets. We have entered into agreements for its distribution in several countries, including the United States, most European countries, Canada, Australia, Israel and South Korea.

A list of the principal markets where we generate revenue including a breakdown of revenue by geographic market can be found in our Annual Audited Consolidated Financial Statements in Note 25 Segment Disclosure included in “Item 18 Financial Statements” of our Annual Report on Form 20-F. Information relating to the breakdown of revenues for our once-daily tramadol product is also detailed in the section Result of Operations of our MD&A for the years ended December 31, 2010 and 2009 included in “Item 5  Information relating to operating and financial review and prospects” of our Annual Report on Form 20-F.

United States

Our product was launched by Purdue Pharma in May 2009 under the brand name Ryzolt. Under our licensing and distribution agreement with Purdue Pharma, we received royalties of 20% of net sales of our once-daily tramadol product sold by Purdue Pharma in the United States. In 2005, Purdue Pharma had paid us a non-refundable, non-creditable, up-front fee of US$20 million for the rights to distribute the product in the United States. In addition to our license agreement with Purdue Pharma, we have an agreement to supply Purdue Pharma with our once-daily tramadol product. On December 30, 2010 we monetized the expected future royalty payment stream for Ryzolt, amending the license agreement with Purdue Pharma to provide for the restructuring of the royalty payment terms.  We are eligible to receive two additional special royalty payments upon achieving certain sales milestones in any year until 2020.  Other than the aforementioned special royalty payments, Purdue will no longer have any obligation to make royalty payments to us on net sales of Ryzolt.  We will continue to supply Purdue with finished packaged Ryzolt product for the U.S. market at cost including overhead, which will generate a moderate gross margin until such time as Purdue exercises its option to manufacture and package the product upon notice to us in accordance with the terms of the amended license agreement.

Europe

Our once-daily tramadol product has now been approved in more than 26 European countries, including France, Germany, the United Kingdom, Italy, Spain, Portugal, Austria, Belgium, the Czech Republic, Poland, Slovakia, and Slovenia. Our product’s approved indication in the European Union is for the treatment of moderate to severe pain.

To date, we have executed agreements with pharmaceutical companies covering most European countries and some of their overseas territories. Through our agreements, we have established a distribution network in territories accounting for over 85% of total European tramadol sales.

Under our various distribution and licensing agreements with our European partners, we are generally responsible for supplying finished packaged goods to our partners at a fixed price. This price differs from country to country, and is established based upon the anticipated selling price into the relevant market. Under these relationships, we typically receive up-front payments with additional payments due upon achieving certain milestones.

Form 20-F

Canada

In June 2007, our once-daily tramadol product was approved for marketing and sale in Canada in 100 mg, 200 mg and 300 mg tablets. The current indication of our once-daily tramadol product in Canada is for the management of moderate to moderately severe pain in adults who require treatment for several days or more. In July 2007, we entered into a licensing and distribution agreement for our once-daily tramadol product with Paladin, under which Paladin has the exclusive right to market and sell our product in Canada, subject to co-promotion rights retained by Paladin and us. In September 2007, Paladin launched our product to the Canadian market under our Tridural brand name.

Rest of World

To date, we have completed marketing and distribution partnerships for several key markets, including Australia, South Korea, Israel, South Africa and South-East Asia and have launched commercially in some of these markets. We have also partnered with Nippon Shinyaku Co., Ltd., or Nippon Shinyaku, for Japan.  Regulatory approval in Japan will require additional clinical trials and Nippon Shinyaku will assume all costs related to the clinical and regulatory approval process.

             Our marketing and distribution partners may pursue regulatory approval for our once-daily tramadol product in other countries around the world.

2.	Our Once-Daily Trazodone

Our second product, Oleptro, is a novel once-daily formulation of trazodone. We believe that by controlling the blood concentration levels of trazodone through our controlled release formulation, we can offer an efficacious option in the treatment of depression with the convenience of a once daily dosing and a differentiated side-effect profile.

Oleptro is intended to provide a new treatment option for patients with major depressive disorder or MDD that we believe will meet the needs of depressed patients because of its particular efficacy and tolerability profile. Treating MDD with antidepressant medications is challenging for physicians because patient response to antidepressant drug therapy varies significantly. Research has shown that nearly 28 percent of patients being treated with antidepressants stop taking their medication within the first four weeks of treatment and as many as 44 percent stop within the first 12 weeks, due to reasons such as lack of efficacy, exacerbation of symptoms, including sleep disturbance and agitation, and/or adverse events such as weight gain or sexual dysfunction. In a Phase III placebo controlled study of patients with MDD, our trazodone formulation demonstrated a statistically significant reduction in MDD symptoms as measured by the Hamilton Rating Scale for Depression, or HAM-D, over 8 weeks. In addition, this included a statistically significant difference in the mean rating on the HAM-D scale as compared with placebo by week 2, improved overall quality of sleep and a well-tolerated adverse event profile, including a rate of sexual dysfunction which was not significantly different from placebo and no weight gain compared to placebo.

Trazodone is an antidepressant currently available in the United States as a generic immediate release formulation requiring three times daily dosing. In Europe, trazodone is available in immediate release and extended release, twice-daily formulations. Trazodone is indicated and prescribed for depression with or without anxiety.

Form 20-F

Regulatory review

We submitted an NDA for our once-daily formulation of trazodone under Section 505(b)(2) of the U.S. Federal Food, Drug, and Cosmetic Act in September 2008. Our NDA was accepted for review in November 2008 and we were given a PDUFA action date of July 18, 2009. We received a complete response letter on July 17, 2009. The FDA indicated that deficiencies identified at an audit at the supplier of the active ingredient needed to be addressed prior to approval of the product. Our supplier provided responses to the FDA audit letter and, based on these submissions, the FDA indicated to our supplier that the issues had been adequately addressed.

We received a letter on February 2, 2010 indicating that our product had been approved for the treatment of MDD in adults under the brand name Oleptro. Our approval from the FDA is conditional on conducting a post-approval pediatric study, Med Guide Assessment Risk Evaluation and Mitigation Strategy and utilization of an interim dissolution method and specifications. In addition, the FDA has requested that we provide additional data from a long-term maintenance study and an additional in vitro alcohol dissolution study.

On January 20, 2011, our once-daily trazodone product was approved by Health Canada under our brand name Oleptro.

We may seek regulatory approval in other countries for which we have the marketing rights under our cross-licensing agreement with Gruppo Angelini.

Marketing and commercialization of Oleptro

In December 2007, we entered into a cross-licensing agreement with Gruppo Angelini pursuant to which we have acquired from Gruppo Angelini and transferred and licensed to Gruppo Angelini certain rights to the formulations pertaining to our once-daily trazodone product. As a result, we have retained the rights to market and sell our once-daily trazodone product in the United States, Canada and other countries outside Europe, and Gruppo Angelini has retained the rights to market and sell our once-daily trazodone product in Europe, India, Japan, and a few other smaller markets. We have agreed to pay Gruppo Angelini a low single-digit royalty on end user net sales realized in our territories.

We established a joint venture with Gruppo Angelini, Angelini Labopharm, for the commercialization of Olpetro in the U.S. Angelini Labopharm launched Olpetro in the U.S. in August 2010. Although we have received positive feedback from physicians and patients using Oleptro, revenue is very disappointing at this time. We are working with our partner to determine the best path forward.

We intend to commercialize Oleptro in Canada through a marketing partner. We are in discussions towards establishing a partnership to commercialize Oleptro in Canada.

A list of the principal markets where we generate revenue including a breakdown of revenue by geographic market can be found in our Annual Audited Consolidated Financial Statements in Note 25 Segment Disclosure included in “Item 18 Financial Statements” of our Annual Report on Form 20-F. Information relating to the breakdown of revenues for Oleptro is also detailed in the section Result of Operations of our MD&A for the years ended December 31, 2010 and 2009 included in “Item 5  Information relating to operating and financial review and prospects” of our Annual Report on Form 20-F.

Form 20-F

3.	Our Twice-Daily Formulation of Tramadol and Acetaminophen

Our third product is a twice-daily formulation combines the analgesics tramadol, a mild opioid and the rapid analgesic efficacy of acetaminophen into a single tablet. It is designed to offer patients the benefit of extending the duration of pain relief beyond that of the currently marketed immediate-release products. Leveraging our proprietary Contramid controlled-release technology’s ability to control the release of two active ingredients simultaneously, we believe that our twice-daily formulation of tramadol and acetaminophen, in addition to providing early relief of moderate to moderately severe pain, can also provide sustained relief for a full 12-hour period, allowing patients to take just one dose in the morning and one dose in the evening. In April 2009, we reported the results of our North American Phase III clinical trial for this product (study 06CCL3-001). Tramadol-acetaminophen products are marketed worldwide and are currently available in immediate release, four to six-time daily formulations.

Regulatory review

In December 2009, we initiated the regulatory review of our dossier in several European countries, such as Spain and Poland, by submitting a Marketing Authorization (MA) Application under a Decentralized Procedure with Iceland as the Reference Member State for the approval of our product. This procedure provides an efficient mechanism that allows a company to simultaneously pursue regulatory approval for a medicinal product in multiple jurisdictions in Europe.

In October 2010, our twice-daily formulation of tramadol and acetaminophen received a positive opinion under the European Union Decentralized Procedure in eight countries:  Czech Republic, Iceland, Ireland, Poland, Portugal, Slovakia, Slovenia and Spain.  Marketing Authorization have been or are expected to be granted in each country subject to the approval of translations of the Summary of Product Characteristics (SPC) and other labeling documents.

Marketing and commercialization of our twice-daily tramadol and acetaminophen

A list of the principal markets where we generate revenue including a breakdown of revenue by geographic market can be found in our Annual Audited Consolidated Financial Statements in Note 25 Segment Disclosure included in “Item 18 Financial Statements” of our Annual Report on Form 20-F.

Europe

We have a distribution and supply agreement with Grünenthal GmbH, or Grünenthal, for our twice-daily formulation of tramadol and acetaminophen for a number of countries in Europe and launches in certain European countries are anticipated in late 2011. Under our distribution and supply agreement with Grünenthal, we will supply Grünenthal with unpackaged tablets and will receive a fixed transfer price inclusive of gross margin. We received 3.5 million Euros on signature of our agreement in October 2009 and 0.5 million Euros shortly thereafter, after Grünenthal had completed its audit of our contract manufacturing organization, 1.0 million Euros of which is reimbursable under certain conditions if product approval is not obtained in certain countries. We could also receive up to 3.5 million Euros in additional milestone payments upon achievement of certain product reimbursement approvals prior to the launch of the product.

Sub-Saharan Africa

In October 2010, we completed an exclusive distribution and supply agreement for our twice-daily formulation of tramadol and acetaminophen with Paladin for certain countries in Sub-Saharan Africa, including South Africa. Paladin will be responsible for all development and regulatory costs for our product in this region.

Form 20-F

Rest of the World

We are currently evaluating the commercial merits for potential filing in other countries.

Drug Delivery Technologies and Product Pipeline

We believe controlled-release drug delivery has the ability to improve the performance of a wide variety of existing drugs. The therapeutic effect of a drug will typically vary according to its concentration in the bloodstream. When the concentration is too low, efficacy may be reduced and when it is too high, side effects may increase. For any drug, there is a range of concentrations, the therapeutic range, in which the balance between efficacy and side effects is optimized. In traditional tablets without controlled-release, blood levels of the drug tend to rise quickly after administration, reach a peak and then drop fairly rapidly, thus requiring frequent dosing. Side effects may also occur at the high peak blood levels experienced. Controlled-release allows a drug’s concentration to be maintained within the therapeutic range, extending its therapeutic effect over a prolonged period and often improving its safety profile. This added convenience may increase patient compliance and therefore improve medical outcomes.

All of our products and product candidates utilize our novel and proprietary drug delivery technologies:

•	Intellitab technology for development of abuse- and misuse-deterrent formulations of drugs;

•	PNDS technology, for delivery of water insoluble or poorly bioavailable drugs via a variety of administration routes; and

•	Contramid technology, for oral administration of soluble to sparingly soluble drugs.

Our product pipeline is predominately composed of product candidates in both pre-clinical and clinical development. In addition to the product candidates presented hereunder, we have other programs undergoing pre-clinical development and feasibility studies utilizing our Intellitab, PNDS and Contramid platforms.

1.	INTELLITAB

Our Intellitab technology enables controlled-release, of single and combination drug medications to mitigate against "dose dumping".  It can deliver one or more therapeutic drugs in combination over periods of up to 24 hours and has the potential to provide a patient with a controlled release medication while minimizing the risk of intentional abuse or accidental misuse. Our Intellitab technology delivery mechanisms maintain the controlled-release properties of a drug even if the tablet is broken, crushed or consumed with alcohol. Additionally, Intellitab tablets, if crushed and added to water, alcohol or other solvents, form a solid matrix that will prevent intravenous injection or insufflation (snorting).  The Intellitab platform does not require potentially non-therapeutic additives to achieve its desired performance, such as antagonists or irritants that might impact the therapy or endanger the health of the patient, or chemical analogues that might reduce the efficacy of a clinically proven drug molecule. The Intellitab platform has the ability to deliver two or more active ingredients in a single tablet, which may provide us with a unique advantage in the development of abuse and misuse-deterrent drug formulations. We have completed clinical, proof-of-principle studies with our platform.

Our Intellitab Platform Product Pipeline

(i)	Formulation of Oxycodone and Acetaminophen

The first product we are developing using our Intellitab technology platform is an abuse- and misuse-deterrent formulation of the analgesic product that combines oxycodone and acetaminophen in a single tablet.  In 2010, we reported positive pharmacokinetic or PK study results for our formulation.  The results of the study demonstrated that our extended release, oxycodone-acetaminophen formulation using the Intellitab technology met the regulatory requirements for bioavailability compared to the same dose of the immediate release formulation administered six hours apart, as well as controlled release of both oxycodone and acetaminophen over a 12-hour period. Importantly, the study also demonstrated the ability of Intellitab platform to control the release of oxycodone of our formulation when crushed, such that some of the controlled release properties are maintained.

Form 20-F

We are seeking potential partners in order to apply our Intellitab technology platform to their products through collaborative arrangements.

In October 2010, we established licensing and distribution agreements with Paladin, under which we granted Paladin the exclusive right to market and sell our Intellitab based formulation of oxycodone and acetaminophen in Canada (subject to our co-promote right) and in certain countries in Sub-Saharan Africa, including South Africa. We will collaborate with Paladin on a development plan for the product, which would see Paladin share equally in funding development costs related specifically to meeting Canadian regulatory approval requirements under a finalized plan. Paladin will be responsible for all development and regulatory costs in Sub-Saharan Africa.

2.	POLYMERIC NANO-DELIVERY SYSTEM TECHNOLOGY

We are developing a series of novel Polymeric Nano-Delivery System or PNDS technologies, including polymeric micelles, for effective delivery of water insoluble or poorly bioavailable drugs via a variety of routes including oral and intravenous administration. The ability to deliver poorly soluble, often highly toxic, drugs safely and effectively is a continuing challenge to the pharmaceutical industry. Consequently, we believe many potentially valuable drug candidates fail to reach commercialization, and, lacking an alternative, those that do may by necessity be formulated using agents often associated with dose-limiting side effects. The PNDS technology we are developing is intended to offer safer, more efficient and lower cost alternatives to those agents currently used. It comprises block copolymers that self-assemble in water to form micelles and similar nanostructures with high solubilizing and loading capacities. We believe that we have developed an efficient drug loading process for these systems that is scalable and suitable for commercial production. We expect this technology to have applications in many fields, including oncology and immunology, and to facilitate delivery of proteins, peptides and nucleic acids. We have completed proof of concept studies which suggest that our oral platform has the potential to increase bioavailability and may allow for targeted delivery of drugs. This could result in the substantial improvement of a wide variety of therapeutics, particularly in the field of oncology.

Our PNDS-Based Product Pipeline

In December 2009, we entered into a feasibility study agreement with a third-party pharmaceutical company pursuant to which we have agreed to formulate the third-party’s drug compounds using our PNDS technology platform.

In addition to our product candidates below, we are exploring opportunities to apply our PNDS technology platform to the emerging field of therapeutics known as RNA (ribonucleic acid) interference (RNAi). RNAi consists of the use of short sequences of RNA to block or silence the effect of disease-related genes.

(i)	Novel Lipid- and Preservative-Free Formulation of Propofol

Our research and development activities to date include proof of concept studies that have been completed for a novel, lipid and preservative-free formulation of the intravenous anesthetic propofol (a widely-used anesthetic administered intravenously) using our PNDS intravenous platform. Our formulation of propofol using the PNDS technology proved to be as efficacious as currently marketed products in pre-clinical models, with the added advantages of being a clear, miscible, lipid-free and preservative-free liquid that does not support bacterial growth.

Form 20-F

(ii)	Novel Oral Formulation of SN-38, the active metabolite of Irinotecan

Irinotecan remains a first line therapy for the treatment of colorectal and other serious cancers yet must be delivered intravenously as a pro-drug to achieve efficacy. We are developing a novel oral formulation of the active principle of irinotecan, SN-38, using our PNDS technology which has demonstrated good tolerability and significant efficacy in relevant preclinical models. In nude mice bearing human colorectal tumors, our SN-38 formulation (DDS-06E) administered orally demonstrated equal efficacy to intravenous irinotecan but did not result in the formation of toxic metabolites (SN-38 glucuronide) that may be dose limiting in humans.

In February 2011, we announced that the U.S. National Cancer Institute’s or NCI Nanotechnology Characterization Laboratory or NCL had selected our novel oral cancer therapy, DDS-06E, for pre-clinical toxicity and safety studies. The purpose of the studies, which will be conducted by NCL at no cost to the Corporation, is to evaluate DDS-06E as a potential cancer therapy for further development.

3.	CONTRAMID

Our Contramid technology is a patented, controlled-release drug delivery technology based on the use of cross-linked, high amylose starch that meters the release of drugs from orally administered solid dosage forms such as tablets. Following ingestion, gastric fluids transform the surface of a Contramid matrix-based product into a semi-permeable membrane that stabilizes rapidly. This self-forming membrane regulates the release of the drug. We have developed the expertise to formulate novel products that combine our Contramid technology with existing drugs to optimize their release profile.

We believe that our Contramid technology possesses advantages that make it an attractive drug delivery technology, including:

•
Compatibility. Our Contramid technology may be combined with numerous drugs, including those requiring high drug loading or possessing varying degrees of solubility. Typically, our Contramid technology is best suited for highly soluble to sparingly soluble drugs.

•	Versatility. Our Contramid technology may be used to achieve multiple release profiles, including delayed-released, dual-release and controlled-release in conjunction with gastric retention.

•
Cost Effectiveness. Together with Cerestar USA Inc. and Cerestar France S.A., affiliates of Cargill Inc., or Cargill, we believe we have developed a reliable, reproducible and economical manufacturing process for our Contramid technology on a commercial scale. As it is a compressible, versatile excipient, we believe our Contramid technology allows for simple and efficient manufacturing of the final pharmaceutical product using standard equipment and processes. We expect these manufacturing synergies, together with our Contramid technology’s relatively low cost, to result in minimal incremental cost to the final marketed product.

•
Manufacturing Robustness. Our Contramid technology has demonstrated relative insensitivity to broad variations in production parameters such as compression pressure, compression time, type of tableting equipment and batch size. This results in simplified process development and technology transfer to a commercial manufacturing site. We believe this also allows for robust and reproducible batch-to-batch consistency.

•
Safety and Regulatory Acceptance. Our Contramid technology conforms to the specifications for modified starch in the U.S. National Formulary and the Food Chemicals Codex and as such is considered a food additive by the FDA and European regulatory authorities. As modified starches have a long history for food use under these regulations, our Contramid technology may be used without limit to quantity with orally administered drugs. Regulatory authorities in the United States, most European countries and several other countries around the world have approved the use of our Contramid technology in our once-daily tramadol product and its use has been approved once again by the U.S. FDA in our once-daily trazodone product.

Form 20-F

•
Intellectual Property. We own a patent covering our Contramid drug delivery technology that was issued in the United States, which is scheduled to expire in 2020. Counterpart patent applications have been filed in other countries and are either pending or are issued, including a patent issued in Canada and a patent granted in Europe, and validated in various European countries, which are scheduled to expire in 2021. In addition, we own or have rights to six other issued U.S. patents and their foreign counterparts that relate to modified starches in drug delivery technologies.

As an extension of our core technology, we are also exploring the development of alternative presentations of our Contramid technology. These range from wafers, for instant release and absorption of drugs, to slow-disintegration films for prolonged drug release, and microparticles for controlled-release of encapsulated drugs.

Our Contramid Platform Product Pipeline

(i)	Twice-Daily Acetaminophen

In August 2009, we entered into an agreement with a third-party pharmaceutical company to develop, manufacture, package and supply product prototypes of a twice-daily acetaminophen tablet.

Acetaminophen is a nonsalicylate analgesic-antipyretic with weak anti-inflammatory properties that has been on the market since 1955 and marketed in more than 80 countries. It has been marketed for the temporary relief of mild to moderate pain due to a wide variety of conditions involving musculoskeletal pain, as well as other pain disorders such as headaches, including migraine and tension headaches. Acetaminophen is available in immediate release and extended release, three-time daily formulations, and accounts for more than one-third of the over-the-counter pain relief market. In 2007, sales of adult acetaminophen products in the United States exceeded $1.1 billion with the various formulations of Tylenol brand acetaminophen accounting for more than 55% of the market.

Seasonality of our Business

Our pain franchise business is not subject to any major systematic seasonality.

Raw materials

We have a single source of supply for the Contramid cross-linked high amylose starch.

We have an exclusive supply agreement with Cargill to purchase from Cargill all of our requirements for cross-linked, high amylose starch comprising Contramid. Cargill is a leader in the production of starch and starch-based products in both the European and North American markets. Cargill has submitted a Drug Master File with the FDA for our Contramid modified starch. Together with Cargill, we have produced several multi-ton lots of Contramid modified starch and demonstrated the ability to achieve reproducible results at commercial scale.

We initially executed a supply agreement in 1998 for a period of ten years with Cerestar USA Inc. and Cerestar France S.A., which became wholly-owned subsidiaries of Cargill. In 2001, we entered into a joint technology license agreement with Cerestar pursuant to which Cerestar granted to us an exclusive license to Cerestar’s rights in U.S. Patent number 6,607,748, or the ‘748 patent, covering the Contramid technology. Our supply agreement with Cerestar was amended in May 2001 and November 2005. As part of the November 2005 amendment, Cargill, through its Cerestar subsidiaries, assigned to us all right, title and interest to the ‘748 Patent, and the joint technology license agreement was terminated. In exchange for such patent assignment, we paid Cargill US$1 million.

Form 20-F

Effective September 26, 2007, we entered into a new, exclusive long-term manufacturing and supply agreement with Cargill, which agreement supersedes and replaces the 1998 supply agreement.

Manufacturing

We currently outsource all commercial manufacturing for our once-daily tramadol and trazodone products and intend to continue this strategy for our twice-daily tramadol and acetaminophen product and our pipeline product(s). We generally manufacture clinical trial materials under good manufacturing practices, or GMPs, which allows for a more cost-effective and timely initiation of clinical studies.

Our trazodone and tramadol tablets are currently being manufactured by a large-scale manufacturer under the terms of amended and restated manufacturing services agreements effective as of June 2010. We are currently investigating additional manufacturing options, amongst others, to reduce our costs, increase our manufacturing capabilities and ensure redundancy.  We also have contract manufacturing arrangements with two other third-parties for the packaging of our once-daily tramadol product into finished product.

Intellectual Property

Our success depends in part on our ability to obtain patents, protect trade secrets, operate without infringing the proprietary rights of others and prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing in the United States and other countries patent applications related to our proprietary drug delivery technologies, drug formulations, inventions and improvements that are important to the development of our business.

Our patent portfolio currently protects our products and technologies as follows:

•
Once-Daily Tramadol Product. We have filed patent applications in the United States and abroad relating to our once-daily tramadol product. Our patent applications in the United States contain claims directed to certain once-daily tramadol formulations which provide for specified analgesic effects, pharmacokinetic profiles, in vitro dissolution profiles, specified clinical profiles and methods and kits for titrating tramadol dosages. Two corresponding patents were granted by the European Patent Office and validated in various European Union countries. In addition to our tramadol applications, because our once-daily tramadol product contains our Contramid drug delivery technology, our once-daily tramadol product is protected by our issued U.S. patent and the corresponding patents granted in various countries relating to our Contramid drug delivery technology, including a patent issued in Canada, and the patent that was granted by the European Patent Office and validated in various European countries. We also have a license from Purdue Pharma to certain U.S. patents owned by Purdue Pharma directed to controlled-release formulations of tramadol.

•
Once-Daily Trazodone Product. We have filed patent applications in the United States and abroad relating to our once-daily trazodone product. Our patent applications in the United States, one of which is issued in the United States, contain claims directed to certain once-daily trazodone formulations and to methods of treating depression and sleeping disorders using such formulations. In addition to our trazodone applications, because our once-daily trazodone product contains our Contramid drug delivery technology, our once-daily trazodone product is protected by our issued U.S. patent and the corresponding patents granted in various countries relating to our Contramid drug delivery technology, including a patent issued in Canada and the patent granted by the European Patent Office and validated in various European countries.

Form 20-F

•
Twice-Daily Tramadol and Acetaminophen Product. We have filed patent applications in the United States and abroad relating to our twice-daily tramadol and acetaminophen products. Our patent application in the United States contains claims directed to certain twice-daily tramadol and acetaminophen formulations. In addition to our tramadol and acetaminophen combination applications, because our twice-daily tramadol and acetaminophen product contains our Contramid drug delivery technology, it is protected by our issued U.S. patent and the corresponding patents granted in various countries relating to our Contramid drug delivery technology, including a patent issued in Canada and the patent granted by the European Patent Office and validated in various European countries.

•	Abuse-Deterrent Drug Formulations. We have filed patent applications in the United States and abroad relating to our abuse- and misuse- deterrent controlled-release drug delivery platform.

•
Contramid Drug Delivery Technology. We own an issued U.S. product-by-process patent pertaining to our Contramid drug delivery technology. This patent is scheduled to expire in 2020. Counterpart patent applications have been filed and are either pending or issued in jurisdictions outside the United States, including a patent issued in Canada and a patent granted by the European Patent Office, which has been validated in certain European countries, and which are scheduled to expire in 2021. We own or have rights to six other issued U.S. patents and foreign counterparts thereof which relate to modified starches as drug delivery technologies.

•
PNDS Technology. We own or have exclusive rights, including by license, to nine issued U.S. patents, certain U.S. pending patent applications and foreign counterpart patents and applications that relate generally to PNDS technology, including six patents granted by the European Patent Office and validated in various European countries.

•
Other Products. Because our other product candidates utilize our proprietary drug delivery technologies we believe that they may also benefit from the protection provided by our already issued U.S. patents and their counterparts relating to our Contramid technology and PNDS technology. Nevertheless, we endeavor to file patent applications on our potential product development candidates, for example, as we have done by filing patent applications pertaining to our once-daily tramadol product and once-daily trazodone formulations.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective patent claims and enforcing those claims once granted. We do not know whether any of our patent applications will result in the issuance of any patents. Even if issued, they may not provide us with a competitive advantage against competitors with similar technologies. Furthermore, others may design around our patents and develop similar technologies or duplicate any technologies that we have developed. The laws of many countries do not protect our intellectual property to the same extent as the laws of the United States, and those countries may also lack adequate rules and procedures for defending our intellectual property rights. Furthermore, certain countries outside the United States and Canada enforce a system of compulsory licenses whereby third parties can be granted license to commercialize patented products if the patent is not commercially exploited by its owner or its licensees in the country within a certain number of years of the patent issuance in that specific country.

We may also rely, in some circumstances, on trade secrets to protect our drug delivery technologies. However, trade secrets are difficult to protect. We seek to protect our proprietary drug delivery technologies and processes, in part, by agreements with our employees, consultants and contractors. These agreements may be breached and we may not have adequate remedies for any breach. Also, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our employees, consultants or contractors use intellectual property owned by others in their work for us, disputes may also arise as to the rights in related or resulting know-how and inventions.

Form 20-F

In the United States, we have entered into a license agreement with Purdue Pharma, pursuant to which we obtained rights to all U.S. patents owned by Purdue Pharma relating to the manufacturing, marketing and distribution of our once-daily tramadol product. In Europe and Canada, we have completed agreements with affiliates of Purdue Pharma whereby we agreed to pay a low single-digit royalty on end user net European and Canadian sales of our product.

In 2004, we entered into a feasibility and development agreement with Gruppo Angelini for the development of a once-daily formulation of trazodone. Pursuant to a licensing and distribution agreement entered into with Gruppo Angelini in 2007, we have acquired from Gruppo Angelini and transferred and licensed to Gruppo Angelini certain rights to the formulations pertaining to our once-daily trazodone product. As a result, we have retained the rights to market and sell our once-daily trazodone product in the United States, Canada and several other countries outside Europe, India, Japan and a few other smaller markets, and we have agreed to make revenue sharing payments thereon to Gruppo Angelini.

We have acquired and licensed our PNDS technology from Université de Montréal pursuant to an agreement under which we have agreed to pay royalties of three to six percent of (i) the sale price of the PNDS technology; (ii) our revenues arising from the commercialization of the PNDS technology; or (iii) our sales of any product using the PNDS technology.

We have acquired from McGill University the rights to patent applications pertaining to inventions developed at McGill University and relating to oligonucleotides and to certain future improvements to these inventions, under the terms of an agreement whereby we agreed to pay single-digit royalty on our revenues resulting from the commercialization of related product and technologies.

As part of the November 2005 amendment to our supply agreement with Cargill, Cargill, through its Cerestar subsidiaries, assigned to us all right, title and interest to U.S. Patent number 6,607,748 covering our Contramid technology, in exchange for a US$1 million payment to Cargill. See “Item 4B. Business Overview - Raw Materials”.

Competitive environment

We are engaged in a business characterized by extensive research efforts, rapid technological developments and intense competition. Our competitors include large pharmaceutical, biotechnology and other companies, universities and research institutions. All of these competitors currently engage in, have engaged in or may engage in the future in the development, manufacturing, marketing and commercialization of new pharmaceuticals and existing pharmaceuticals, some of which may compete with our present or future products.

Given that our business is applying controlled-release technology platforms to existing drugs, our product candidates are also likely to face intense competition from generic and branded formulations of the existing drugs we reformulate. Our controlled-release technologies will compete with existing drug delivery technologies, as well as new drug delivery technologies that may be developed or commercialized in the future. Any of these drugs and drug delivery technologies may receive government approval or gain market acceptance more rapidly than our product candidates, may offer therapeutic or cost advantages over our product candidates or may cure our targeted diseases or their underlying causes completely. As a result, our product candidates may become non-competitive or obsolete.

Form 20-F

We believe that our ability to successfully compete will depend on, but are not limited to:

•	the efficacy, safety and reliability of our product candidates;

•	the timing and scope of regulatory approval;

•	the speed at which we develop product candidates;

•	our ability to manufacture and sell commercial quantities of a product to the market;

•	product acceptance by physicians and other professional health care providers;

•	the quality and breadth of our technology;

•	the skills of our employees and our ability to recruit and retain skilled employees;

•	the protection of our intellectual property; and

•	the availability of substantial capital resources to fund development and commercialization activities.

Government Regulation

Drug delivery and drug companies must comply with the regulatory framework applicable to the pharmaceutical industry. Although the approval process is similar in many countries, pharmaceutical companies are generally required to submit to the regulatory authorities extensive data and information prior to marketing the pharmaceutical product in a country.

Government authorities in all of our target markets, including Europe, the United States and other countries, extensively regulate, among other things, the research, development, testing, manufacture, packaging, labeling, promotion, advertising, distribution, marketing and export and import of drugs such as those we are developing.

In the United States, pharmaceutical products, such as ours, are regulated under federal laws and regulations administered by the FDA and state laws and regulations administered by state health agencies, while in the European Union, these products are regulated under laws and regulations administered by the Enterprise Directorate General, Pharmaceuticals and Cosmetics Unit, of the European Commission in Brussels, Belgium, with the assistance of the European Medicines Agency, or EMA.

In addition to regulations in the United States and the European Union, we are subject to a variety of other foreign regulations governing clinical trials and commercial sales and distribution of drugs. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Pharmaceutical Pricing and Reimbursement

In several countries, including the United States, sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of reimbursement from third-party payers. Third-party payers include government health administrative authorities, managed care providers, private health insurers and other organizations. These third-party payers are increasingly challenging the price they pay for medication and examining the cost-effectiveness of medical products and services. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

Form 20-F

In 2003, the United States government enacted legislation providing a partial prescription drug benefit for Medicare recipients, beginning in 2006. Government payment for some of the costs of prescription drugs may increase demand for any products for which we receive FDA marketing approval. However, to obtain payments under this program, we would be required to make products available to Medicare recipients who are beneficiaries of prescription drug programs operating pursuant to this legislation. These organizations would negotiate prices for our products, which are likely to be lower than we might otherwise obtain. Federal, state and local governments in the United States continue to consider legislation to limit the growth of healthcare costs, including the cost of prescription drugs. Medicare Part D sponsors have continued a trend to raise co-pays on name brand pharmaceutical products in a continued effort to control costs and to force the increased usage of generic drugs. Future legislation could limit payments for pharmaceuticals products, including those we commercialize and those we are developing.

In addition, an increasing emphasis on managed care in the United States has increased and will continue to increase the pressure on pharmaceutical pricing. The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payers fail to provide adequate coverage and reimbursement.

In some countries, particularly the countries of the EEA, the pricing (and, in the UK, profitability) of prescription pharmaceuticals is subject to governmental control. In these countries, pricing and reimbursement negotiations with governmental authorities can take considerable time and delay the placing on the market of a product or its take up. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial or outcome and health economic studies that compares the cost-effectiveness of our product candidate to other available therapies.

Legal Proceedings

U.S. Tramadol Patent Litigation

In November 2005, Purdue Pharma, our U.S. marketing and distribution partner, granted with our consent, a license to OMI (licensee of Biovail’s extended release tramadol product in the United States) in relation to certain patents owned or controlled by Purdue Pharma covering Biovail’s tramadol product to make, use and sell such product in the United States under the Ultram ER brand name. In 2007, we were made aware that Par had submitted an ANDA to the FDA seeking approval in the United States to market generic versions of Biovail’s Ultram ER product. Par’s ANDA submission included a paragraph IV certification alleging that U.S. Patent number 6,254,887, entitled "Controlled Release Tramadol", or the ‘887 Patent, which is listed in the FDA’s Orange Book against Biovail’s product, is invalid and/or would not be infringed by Par’s proposed generic product. In May 2007, Purdue Pharma, OMI and other related parties, filed suit against Par alleging that Par, by filing its ANDA, had infringed the ‘887 Patent and that Par’s commercial manufacture, use, sale, and/or offer for sale of its generic once-daily tramadol formulation would infringe, contribute to the infringement of, and induce the infringement of the ‘887 Patent, which suit was later to include allegations that Par’s commercial manufacture, use, sale, and/or offer for sale of its generic once-daily tramadol formulation would also infringe, contribute to the infringement of, and induce the infringement of U.S. Patent number 7,074,430, or the ‘430 Patent (the Par litigation or Par case). The trial of the Par litigation took place in April 2009. In August 2009, the District Court of Delaware entered judgment that the asserted claims of the two patents in suit were (1) infringed by Par’s proposed generic; (2) not rendered unenforceable by Par’s allegations of inequitable conduct; but (3) invalid for obviousness. On June 3, 2010, the United States Court of Appeals for the Federal Circuit entered judgment in the Par appeal, upholding the lower court’s decision.

Form 20-F

In 2008 and 2009, other companies submitted ANDAs to the FDA seeking approval in the United States to market generic version of Biovail's Ultram ER product, which included a paragraph IV certification alleging that the '887 patent listed in the FDA's Orange Book against Biovail's product was invalid and/or would not be infringed. These companies included Impax, Cipher Pharmaceuticals Inc. and Paddock Laboratories, Inc.  In addition, other companies submitted ANDAs to the FDA seeking approval to market of generic version of Ryzolt, including Sun Pharma Global FZE, or Sun, Handa Pharmaceuticals, LLC, or Handa, Lupin Ltd., and Anchen Pharmaceuticals, Inc, or Anchen. The~~se~~ applications filed by Sun, Handa and Anchen included a paragraph IV certification to obtain approval to manufacture, use or sell their generic versions of Ryzolt prior to the expiration of the Purdue Pharma patents expiring in May 2014, and US patent 6,647,748, or the ‘748 patent, owned by us which expires in June 2020. Pursuant to the Hatch-Waxman Act, Purdue and related companies commenced patent infringement actions against each of these companies. These lawsuits, however, were contingent on the outcome of the pending Par appeal. Following the decision of the United States Court of Appeals for the Federal Circuit in the Par Appeal, Purdue and each of the parties to the remaining pending infringement actions have agreed to separate stipulations and orders for the dismissal of the pending actions.

On September 27, 2010, Anchen also filed a Civil Action in the United States District Court for the District of Columbia against us seeking a declaratory judgment of  non-infringement of the ‘748 patent by its ANDA. The ‘748 patent is listed in the Orange Book with respect to Ryzolt but no action had been brought against Anchen or any of the other Ryzolt generics mentioned above for infringement of the ‘748 patent. We negotiated with Anchen the terms of a Consent Decree and Final Judgment which was filed with the Court on December 28th, 2010, and signed by the Court Judge on January 3rd, 2011.  The Court’s decree is made final and provides for a declaration that the current Anchen ANDA does not infringe the ‘748 patent, and preserves our rights regarding the validity and enforceability of the ‘748 patent, including our right to sue for infringement with respect to any ANDA other than Anchen’s current ANDA.

There are currently no pending actions in the United States with respect to Ultram ER and Ryzolt.

We had agreed with Purdue Pharma to assume a share of the litigation costs incurred by Purdue Pharma to enforce its patents in these proceedings. However, in December 2010, through the amendment to our license agreement with Purdue Pharma, the US$4.8 million special royalty payment and the US$500,000 payment we received served to reduce the US$9.3 million due to Purdue Pharma for our share of litigation costs incurred by Purdue Pharma to enforce its patents in the proceedings, the balance of which was paid in full on December 31, 2010.  Under the terms of the amended license agreement, we shall no longer be responsible for any litigation costs incurred by Purdue Pharma related to once daily tramadol patents.

Université de Montréal

In 1994, concurrently with the purchase of a controlled-release technology from Université de Montréal and Université du Québec à Montréal, we acquired a right of first refusal with respect to any improvements and additions to the purchased technology for which we agreed to pay royalties of 4% on net revenues that we receive from the commercialization of the purchased technology. On February 7, 2005, Université de Montréal and Université du Québec à Montréal served us with a motion to institute legal proceedings in the Superior Court of Québec. The motion seeks payment of royalties allegedly owed by us with respect to the commercialization of the technology purchased in 1994 and any improvements and additions thereto and its use in several of our product candidates, including our once-daily tramadol product. It is our position that we are not commercializing the 1994 purchased technology or any improvements or additions thereto and that we do not use it in our once-daily tramadol product or any of our product candidates. Consequently, we consider that no amounts are owing and we are contesting the motion. The case was inscribed for proof and hearing jointly by the parties on December 13th, 2010 and no dates have yet been set for a trial.

Form 20-F

C.	Organizational Structure

As of December 31, 2010, Labopharm had the following significant subsidiaries:

Subsidiary	Jurisdiction of incorporation	Address

Wholly-owned
Labopharm USA, Inc.,	Delaware	202 Carnegie Centre, Suite 107 Princeton, New Jersey, 08540
Labopharm Europe Limited	Ireland	5, The Seapoint Building, 44 Clontarf Road Dublin 3, Ireland
Labopharm (Barbados) Limited	Barbados	Alphonso House, Corner of 2nd Avenue Belleville & George Street, St. Michael, Barbados
Labopharm Cyprus Limited	Cyprus	1, Lambousa Street 1095 Nicosia Cyprus
Joint Venture with Gruppo Angelini
Angelini Labopharm Limited Partner	Ireland	Unit 5, The Seapoint Building, 44 Clontarf Road Dublin 3, Ireland
Angelini Labopharm MGP Limited	Ireland	Unit 5, The Seapoint Building, 44 Clontarf Road Dublin 3, Ireland
Angelini Labopharm SGP Limited	Ireland	Unit 5, The Seapoint Building, 44 Clontarf Road Dublin 3, Ireland
Angelini Labopharm, LLC	Delaware	202 Carnegie Centre, Suite 107 Princeton, New Jersey, 08540

Form 20-F

D.	Property, plants and equipment

Our corporate headquarters are located in the Science and High Technology Park in Laval, Québec, which we occupy under a 15-year lease expiring in 2018. This 48,180 square-foot facility now houses both our corporate offices and our laboratory and pilot plant for producing GMP-grade clinical supplies.

Labopharm Europe Limited, our wholly-owned European subsidiary, leases administrative facilities of 1,711 square feet in Dublin, Ireland.

The term loan with Hercules is collateralized by a first rank lien on most of our property, plant and equipment except for the assets of the joint venture which are not subject to any lien.

Item 4A Unresolved Staff Comments

None

Item 5 Operating and Financial Review and Prospects

Information relating to operating and financial review and prospects are detailed in the Management’s Discussion and Analysis, or MD&A, for the years ended December 31, 2010 and 2009 included therein and in conjunction with the Audited Consolidated Financial Statements of the Corporation and related notes included at “Item 18 Financial Statements”.

A.	Operating Results

Refer to the MD&A included hereinafter and the Audited Consolidated Financial Statements of the Corporation presented in “Item 18 Financial Statements” of this Annual Report on Form 20-F.

B.	Liquidity and capital resources

Refer to the MD&A included hereinafter and the Audited Consolidated Financial Statements of the Corporation presented in “Item 18 Financial Statements” of this Annual Report on Form 20-F.

C.	Research and development, patents and licenses

The Corporation incurred research and development costs amounting to $7,383,000, $11,900,000 and $23,236,000 in the years ended December 31, 2010, 2009 and 2008, respectively.

D.	Trend information

Other than those discussed under “Item 4B. - Business Overview - Our Products and Markets”, the Corporation does not know of any significant trends that would be material to its operations since the latest financial year.

E.	Off-balance sheet arrangements

Refer to the MD&A included hereinafter and the Audited Consolidated Financial Statements of the Corporation presented in “Item 18 Financial Statements” of this Annual Report on Form 20-F.

F.	Tabular disclosure of contractual obligations

Refer to the MD&A included hereinafter and the Audited Consolidated Financial Statements of the Corporation presented in “Item 18 Financial Statements” of this Annual Report on Form 20-F.

Form 20-F

G.	Safe harbor

This Annual Report on Form 20-F contains forward-looking statements, principally in “Item 4 Information on the Company” and “Item 5 Operating and Financial Review and Prospects”. These statements may be identified by the use of words like “plan”, “expect”, “aim”, believe”, “project”, “anticipate”, “intend”, “estimate”, “will”, “should”, “could” and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. In particular, these include statements about the Corporation’s strategy for growth, future performance or results of current sales and production, interest rates, foreign exchange rates, and the outcome of contingencies, such as acquisitions and/or legal proceedings and intellectual property issues.

Forward-looking statements are based on certain assumptions and expectations of future events that are subject to risks and uncertainties. Actual future results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors, including, among other things, the factors discussed in this Annual Report under “Item 3D. Risk Factors” and factors described in documents that the Corporation may furnish from time to time to the SEC. The Corporation undertakes no obligation to update publicly or revise any forward-looking statements because of new information. Please refer to the Forward-Looking Statements at the beginning of this document.

Management’s Discussion and Analysis for the financial years ended
December 31, 2010 and 2009

The following information should be read in conjunction with our audited consolidated financial statements as at December 31, 2010 and 2009 and related notes thereto. Our audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles [“Canadian GAAP”]. These differ in some respects from GAAP in the United States [“U.S. GAAP”]. A reconciliation to U.S. GAAP can be found in note 28 of our consolidated financial statements. The Management’s Discussion and Analysis provides a review of the performance of the Corporation for the year ended December 31, 2010, as compared to the year ended December 31, 2009 and for the year ended December 31, 2009, as compared to the year ended December 31, 2008.

The forward-looking statements we make in this Management’s Discussion and Analysis reflect our current views with respect to future events and are based upon what we believe are reasonable assumptions as at the date of this document. Except as required by law, we undertake no obligation and do not intend to update these forward-looking statements.

As a result of changing circumstances, including very disappointing sales of OLEPTRO™, our once-daily formulation of trazodone, we have recently undertaken a complete review of the business including consideration of all available strategic options. In March 2011, we announced a reduction of our workforce, eliminating 38 positions which should result in annual cost savings of approximately $3.8 million in research and development, and selling, general and administrative expenses. As a result, we expect to pay approximately $1,900 of restructuring charges including termination benefits, primarily in the first and second quarter of 2011. Following the reduction, we will have 94 employees to support our current operations.

Form 20-F

OVERVIEW

We are focused on realizing value from our portfolio of commercialized products and creating additional value by leveraging our emerging technology platforms to develop increasingly differentiated products that may provide the potential for attractive return on investment. Our commercialized products include a once-daily formulation of the analgesic tramadol now commercialized in 19 countries. Our second product, OLEPTRO™, a novel once-daily formulation of the antidepressant trazodone for the treatment of major depressive disorder [“MDD”], was launched in the U.S. market in August 2010. OLEPTRO™ was approved in Canada in January 2011 and we are working towards establishing a marketing partnership to commercialize OLEPTRO™ in Canada. Our third product, a twice-daily formulation combining the analgesics tramadol and acetaminophen, received a positive opinion under the European Union Decentralized Procedure in eight countries in October 2010 and launches in certain European countries are anticipated in late 2011, subject to the granting of a national Marketing Authorization and price approval in certain countries. We also initiated development of products based on our INTELLITAB™ technology platform. In addition, we have other products in development utilizing our CONTRAMID® or our POLYMERIC NANO-DELIVERY SYSTEMS™ [“PNDS™”] technologies.

Our novel once-daily formulation of trazodone, a serotonin antagonist reuptake inhibitor, is intended to provide a new treatment option for patients with MDD that we believe will meet the needs of depressed patients because of its particular efficacy and tolerability profile. Treating MDD with antidepressant medications is challenging for physicians because patient response to antidepressant drug therapy varies significantly. Research has shown that nearly 28 percent of patients being treated with antidepressants stop taking their medication within the first four weeks of treatment and as many as 44 percent stop within the first 12 weeks, due to reasons such as lack of efficacy, exacerbation of symptoms, including sleep disturbance and agitation, and/or adverse events such as weight gain or sexual dysfunction. In a Phase III placebo controlled study of patients with MDD, our trazodone formulation demonstrated a statistically significant reduction in MDD symptoms as measured by the Hamilton Rating Scale for Depression [“HAM-D”], over 8 weeks. In addition, this included a statistically significant difference in the mean rating on the HAM-D scale as compared with placebo by week 2, improved overall quality of sleep and a well-tolerated adverse event profile, including a rate of sexual dysfunction which was not significantly different from placebo and no weight gain compared to placebo.

            Our once-daily trazodone product was approved by the United States Food and Drug Administration [“FDA”] in February 2010 and was launched in the United States in August 2010 under the brand name OLEPTRO™ by Angelini Labopharm, the joint venture we formed with Gruppo Angelini [together, the “Partners”] in May 2010 [“Angelini Labopharm” or the “Joint Venture”]. Although we have received positive feedback from physicians and patients using OLEPTRO™, revenue is very disappointing at this time. We are working with our partner to determine the best path forward.

As part of the establishment of the Joint Venture, we granted Angelini Labopharm the exclusive right to market and sell OLEPTRO™ in the United States. In exchange, we received a total consideration comprised of the following: (i) a 50% ownership interest in Angelini Labopharm and term loan receivable having a combined value of US$26,000 based on Gruppo Angelini’s cash contribution to the Joint Venture; (ii) a cash payment of US$26,000 from Angelini Labopharm; and (iii) in addition, under the agreement we are eligible to receive up to US$40,000 from Angelini Labopharm upon OLEPTRO™ achieving certain sales milestones (or US$20,000 after giving effect to our 50% participation in the Joint Venture), which at this time appears unlikely. In addition, Angelini Labopharm reimbursed us for certain of the pre-launch expenses that we had incurred in 2010 related to the launch of OLEPTRO™ in the United States.

The Partners each initially contributed US$14,000 to Angelini Labopharm, the majority by way of interest-bearing term loans to fund a total of US$28,000 in initial working capital to support the launch of OLEPTRO™ in the United States. The ongoing cash requirements of Angelini Labopharm are being reviewed on a quarterly basis and the Partners have made and should jointly make additional contributions as required and as mutually agreed upon. The Partners will each be entitled to 50% of the Joint Venture's net income and, beginning September 30, 2011, any excess cash flows should be distributed to the Partners on a quarterly basis. An additional US$5,000, US$2,500 and US$3,000 was contributed by each of the Partners in November 2010, January 2011, and March 2011, respectively.

Form 20-F

As a result of the joint venture agreement, the 2007 cross-licensing agreement between Gruppo Angelini and Labopharm was amended such that the royalty on end user net sales in the United States to be paid by us to Gruppo Angelini is 1.5% on end user net sales in excess of US$50,000. In addition, we are required to pay Gruppo Angelini a royalty of 5% on the up-front and milestone payments received in excess of US$40,000.

On November 11, 2010, we received a notification from Actavis South Atlantic LLC, or Actavis, informing us that Actavis has submitted an Abbreviated New Drug Application [“ANDA”] seeking the approval by the FDA of a generic version of our OLEPTRO™ trazodone hydrochloride extended-release tablets commercialized by Angelini Labopharm in the United States. Actavis’ notification was accompanied by a paragraph IV certification alleging that the claims of the ‘748 patent, which is listed in the Orange Book with respect to OLEPTRO™, are either invalid or unenforceable, or that they would not be infringed by the commercial exploitation of Actavis’ generic product described in its ANDA.

On December 9, 2010, we received another notification from Actavis with respect to the same ANDA, accompanied by a paragraph IV certification alleging that the claims of newly issued US patent 7,829,120, or the ‘120 patent, also listed in the Orange Book, are either invalid or unenforceable, or that they would not be infringed by the commercial exploitation of Actavis’ generic product described in its ANDA.

            No patent infringement action was initiated under the Hatch-Waxman Act against Actavis with respect to these two paragraph IV certifications. Therefore, for the time being, the FDA, once it has completed its review of Actavis’ ANDA and found it approvable, will not be prevented from approving or obligated to delay the approval of Actavis’ ANDA past the expiry of OLEPTRO™’s current non-patent exclusivity period.

On January 20, 2011, our once-daily trazodone product was approved by Health Canada under the brand name OLEPTRO™. We are in discussions towards establishing a partnership to commercialize OLEPTRO™ in Canada.

For our once-daily tramadol product, to date we have entered into agreements for marketing and distribution in the United States, Canada, several European countries, South Korea, Australia, and Israel, primarily through licensing and distribution arrangements with international or local pharmaceutical companies. As a result of these marketing agreements, our once-daily tramadol product is currently being marketed and sold in 19 countries. In addition, in March 2010, we completed a licensing and distribution agreement for our once-daily tramadol product with Nippon Shinyaku Co., Ltd. of Japan [“Nippon Shinyaku”]. Under the terms of the agreement, Nippon Shinyaku has the exclusive right to market and sell our once-daily tramadol product in Japan. We will supply Nippon Shinyaku with unpackaged tablets and will receive a fixed transfer price, as well as a royalty on net sales of the product. Regulatory approval in Japan will require additional clinical trials and Nippon Shinyaku will assume all costs related to the clinical and regulatory approval process.

In December 2010, we monetized the expected future royalty payment stream for our once-daily tramadol product in the United States, marketed under the brand name RYZOLT™, amending the license agreement with Purdue Pharma Products Limited [“Purdue Pharma”] to provide for the restructuring of the royalty payment terms such that we received a special royalty payment from Purdue Pharma of US$4,770 as compensation for royalties resulting from sales of RYZOLT™ from October 1, 2010 onwards, and a one-time payment of US$500 for unpaid past royalties. We are also eligible to receive two additional special royalty payments upon achieving certain sales milestones in any year until 2020. Other than the aforementioned special royalty payments, Purdue will no longer have any obligation to make royalty payments to us on net sales of RYZOLT™.

Form 20-F

Our third product is a twice-daily formulation that combines the analgesics tramadol and acetaminophen in a single tablet. It is designed to offer patients the benefit of extending the duration of pain relief beyond that of the currently marketed immediate-release products. Leveraging our proprietary CONTRAMID® controlled-release technology’s ability to control the release of two active ingredients simultaneously, we believe that our twice-daily formulation of tramadol and acetaminophen, in addition to providing early relief of moderate to moderately severe pain, can also provide sustained relief for a full 12-hour period, allowing patients to take just one dose in the morning and one dose in the evening. In October 2010, our twice-daily formulation of tramadol and acetaminophen received a positive opinion under the European Union Decentralized Procedure in eight countries: Czech Republic, Iceland, Ireland, Poland, Portugal, Slovakia, Slovenia and Spain. Marketing Authorizations have been or are expected to be granted in each country subject to the approval of translations of the Summary of Product Characteristics [“SPC”] and other labeling documents. We have a distribution and supply agreement with Grünenthal GmbH [“Grünenthal”], for our twice-daily formulation of tramadol and acetaminophen for a number of countries in Europe and launches in certain European countries are anticipated in late 2011. In October 2010, we completed an exclusive distribution and supply agreement for our twice-daily formulation of tramadol and acetaminophen with Paladin Labs Inc. [“Paladin”] for certain countries in Sub-Saharan Africa, including South Africa. Under the terms of the agreement, Paladin will be responsible for all development and regulatory costs in this region. We will receive a transfer price on product supply based on a percentage of the anticipated selling price. We are currently evaluating the merits of our dossier for potential filing in other countries.

In August 2009, we entered into an agreement under which we are engaged to develop, manufacture, package and supply product prototypes of a twice-daily acetaminophen tablet formulation for a third-party pharmaceutical company, using our proprietary controlled-release technology, CONTRAMID®. We believe our formulation was successful, and we are in discussions to license the product.

Controlled-release formulations of oral dose therapeutics can contain up to six-times the amount of active ingredient contained in a conventional formulation of the same drug. If damaged by chewing, breaking, crushing and heating, or consumed with alcohol, these formulations risk releasing potentially harmful levels of active ingredient (commonly known as “dose dumping”). For many high potency controlled-release therapeutics, dose dumping can result in serious patient harm unless novel technologies are employed to reduce the potential risk.

Our INTELLITAB™ platform enables controlled-release, single and combination drug medications to mitigate against dose dumping. It can deliver one or more therapeutic drugs in combination over periods of up to 24 hours and has the potential to provide a patient with a controlled-release medication while minimizing the risk of intentional abuse or accidental misuse. INTELLITAB™'s proprietary delivery mechanisms maintain the controlled-release properties of a drug even if the tablet is broken, crushed or consumed with alcohol. Additionally, INTELLITAB™ tablets, if crushed and added to water, alcohol or other solvents, form a solid matrix that will prevent intravenous injection or insufflation (snorting). The INTELLITAB™ platform does not require potentially non-therapeutic additives (such as antagonists or irritants) that might impact the therapy or endanger the health of the patient, or chemical analogues, that might reduce the efficacy of a clinically proven drug molecule. The INTELLITAB™ platform has the ability to deliver two or more active ingredients in a single tablet, which may provide us with a unique advantage in the development of abuse- and misuse-deterrent drug formulations.

Using our INTELLITAB™ technology platform, we are developing an abuse- and misuse-deterrent formulation of the analgesic product that combines oxycodone and acetaminophen in a single tablet. In 2010, we reported positive pharmacokinetic (PK) study results for our formulation. The results of the study demonstrated that our extended-release oxycodone-acetaminophen formulation using the INTELLITAB™ platform met the regulatory requirements for bioavailability compared to the same dose of the immediate-release formulation administered six hours apart, as well as controlled release of both oxycodone and acetaminophen over a 12-hour period. Importantly, the study also demonstrated the ability of the INTELLITAB™ platform to control the release of oxycodone of our formulation when crushed, such that some of the controlled-release properties are maintained. We are seeking potential partners in order to apply our INTELLITAB™ technology platform to their products, through collaborative arrangements.

Form 20-F

In October 2010, we established licensing and distribution agreements with Paladin under which we granted Paladin the exclusive right to market and sell our INTELLITAB™-based formulation of oxycodone and acetaminophen in Canada (subject to our co-promote right) and in certain countries in Sub-Saharan Africa, including South Africa. We will collaborate with Paladin on a development plan for the product, which would see Paladin share equally in funding development costs related specifically to meeting Canadian regulatory approval requirements under a finalized plan. Paladin will be responsible for all development and regulatory costs in Sub-Saharan Africa.

In addition to those products based on our CONTRAMID® and INTELLITAB™ technology platforms, we are developing product candidates based on our PNDS™ technology platform for the delivery of water-insoluble and poorly bioavailable drugs. Our research and development activities to date include proof of concept studies that have been completed for SN-38, a currently intravenously administered colon cancer drug that we have formulated for oral administration using our PNDS™ oral platform. SN-38 is the active metabolite in the widely prescribed intravenous colon cancer drug irinotecan. Irinotecan remains a first-line therapy for the treatment of colorectal and other serious cancers yet must be delivered intravenously as a prodrug to achieve efficacy. We are developing a novel oral formulation of the active principle of irinotecan, SN-38, using our PNDS™ technology which has demonstrated good tolerability and significant efficacy in relevant preclinical models. In nude mice bearing human colorectal tumors, our SN-38 formulation [“DDS-06E”] administered orally demonstrated equal efficacy to intravenous irinotecan but did not result in the formation of toxic metabolites (SN-38 glucaronide) that may be dose limiting in humans. In February 2011, we announced that the U.S. National Cancer Institute’s [“NCI”] Nanotechnology Characterization Laboratory [“NCL”] had selected Labopharm’s novel oral cancer therapy, DDS-06E, for pre-clinical toxicity and safety studies. The purpose of the studies, which will be conducted by NCL at no cost to us, is to evaluate DDS-06E as a potential cancer therapy for further development.

In addition, in December 2009, we entered into a feasibility study agreement with a third-party pharmaceutical company under which we agreed to formulate drug compounds of the third party using our PNDS™ technology. We are also exploring opportunities to apply our PNDS™ technology platform to the emerging field of therapeutics known as RNA (ribonucleic acid) interference [“RNAi”]. RNAi consists of the use of short sequences of RNA to block or silence the effect of disease-related genes.

Liquidity

We have incurred substantial operating losses since our inception due in large part to expenditures for our research and development and commercial activities. As at December 31, 2010, we had an accumulated deficit of $302,586. Our ability to continue to fund our operations is essential and we are constantly monitoring our capital and financial position. In November 2009, we signed a standby equity distribution agreement [“SEDA”] with YA Global Master SPV LTD [the “Purchaser”] pursuant to which the Purchaser has irrevocably committed to purchase up to $25,000 of our common shares, at the conditions further described hereafter. As at December 31, 2010, $24,000 of the SEDA remains available. In February 2010, we completed a public offering resulting in net proceeds of $22.1 million, for the issuance of 13,529,412 units, each unit comprised of one of our common shares and a warrant to purchase one-half of a common share. Upon completion of the license agreement with the Joint Venture, we received an amount of $27,199 [US$26,000] of which $14,646 [US$14,000] was initially contributed to the Joint Venture to fund a portion of its working capital requirements, and an additional US$10,500 has been contributed up to March 22, 2011. In June 2010, we amended our term loan agreement with Hercules Technology Growth Capital, Inc. [“Hercules”] extending both the period during which we will make interest-only payments on the loan from June 30, 2010 to December 31, 2010, and the maturity date of the loan from June 1, 2012 to December 1, 2012. All other terms of the agreement remain unchanged. The amended agreement provides us with approximately $4,500 in additional liquidity throughout 2011. Finally, as part of the agreements previously discussed, in October 2010, we received a cash advance of $10,000 from Paladin which can be used for our general operating purposes. Principal repayments of the Hercules and Paladin term loans are currently expected to total $11,210 in 2011. As at December 31, 2010, cash and marketable securities amount to $46,356 excluding cash in the Joint Venture.

Form 20-F

Consequently, our committed sources of funds, our cash and cash equivalents on hand, and our anticipated revenue from the commercialization of our products are expected to be sufficient to meet our committed cash obligations and expected level of expenses beyond December 31, 2011. In light of the inherent uncertainties associated with the commercialization of products including the impact of generic threats, the ability to secure licensing or distribution agreements, research and development programs, the results of clinical trials, and the receipt of regulatory approval of certain products, it may be necessary for us to either (i) seek to raise additional funds for the continuing development and marketing of our products, (ii) further delay or scale-back our commercial or development programs or other activities, or (iii) monetize certain of our rights, intellectual property or assets.

Revenue

Revenue from product sales and the gross margin thereon, together with other sources of revenue, will be key drivers of our performance as we pursue our activities. Since 2003, we have secured license and distribution agreements for the marketing and distribution of our once-daily tramadol product and our twice-daily formulation of tramadol and acetaminophen product, that cover a number of countries, and which have generated a combined $55,176 to date in licensing payments. Furthermore, as previously discussed, we have received $27,199 [US$26,000] in cash as a result of the exclusive license agreement for OLEPTRO™ granted to Angelini Labopharm for the U.S. market, of which US$24,500 has been contributed to the Joint Venture to fund our share of its net operating loss and working capital requirements.

As part of our Joint Venture agreement for the marketing of OLEPTRO™ in the U.S., we have agreed to supply Angelini Labopharm with finished packaged product at our cost including overhead, for which we have and will be recording revenue from product sales generating minimal gross margin, 50% of such sales and gross margin being eliminated in our consolidated financial statements due to the proportionate consolidation of the Joint Venture. Furthermore, as Angelini Labopharm recognizes revenue from sales of OLEPTRO™ in the U.S., we will also be recording our 50% proportionate share of its revenue. Considering that OLEPTRO™ is a new product which was just recently launched in August 2010 and for which we do not currently have adequate historical data on which to base estimates of returns, we believe it is appropriate to record our proportionate share of revenue from product sales of OLEPTRO™ by the Joint Venture using the sell-through method, where revenue is recognized upon shipment of the product to the end user customer based on third-party prescription data. We consider that this third-party prescription data is reliable and provides an adequate basis in order to estimate our product sales of OLEPTRO™, until such time that an estimate of product returns can be determined and all of the other conditions for revenue recognition are met.

Form 20-F

Operating Expenses

Over the recent past, we have shifted our primary focus to not only research and development activities, but also a more significant role in the commercialization and marketing of our products. As a result, our selling, general and administrative expenses have increased over the past year, primarily due to the commercialization of OLEPTRO™ in the United States through the Joint Venture. In contrast, our research and development expenses have significantly decreased, as a result of cost reduction measures due to more limited financial resources.

CHANGES IN ACCOUNTING POLICIES

In December 2009, the Emerging Issues Committee issued Abstract EIC-175, Multiple Deliverable Revenue Arrangements [“EIC-175”]. EIC-175 is an amendment of EIC-142, Arrangements with Multiple Deliverables. The revised guidance changes the determination of separate units of accounting and the allocation of the consideration to the deliverables. The criteria for identifying all deliverables in a multiple-element arrangement that represent separate units of accounting have been simplified. Entities are no longer required to have objective and reliable evidence of fair value of the undelivered item for a deliverable to qualify as a separate unit of accounting. Under EIC-175, if we can allocate consideration to the separate units of accounting based on vendor-specific objective evidence, third-party evidence, or estimated selling price, revenue can be recognized for the delivered elements. We early adopted EIC-175 in the three-month period ending June 30, 2010. Since the period of adoption is not the first reporting period in our fiscal year, EIC-175 is applied retroactively from January 1, 2010 to arrangements entered into or modified since that date. The adoption of EIC-175 did not have a material impact on our consolidated financial statements.

SELECTED ANNUAL INFORMATION

The following selected annual information is derived from our audited consolidated financial statements for each of the three most recently completed financial years:

For the years ended	December 31, 2010	December 31, 2009	December 31, 2008
Revenue	29,384	24,572	22,014
Net loss1	(28,961)	(26,110)	(40,639)
Basic and diluted net loss per share1	(0.42)	(0.46)	(0.72)
Total assets1	90,257	49,120	67,787

Long-term liabilities
Total deferred revenue	45,077	17,302	13,862
Total obligations under capital lease	5,033	5,342	5,613
Total long-term debt	48,588	22,497	23,643
1 As restated to consider Handbook Section 3064, Goodwill and Intangible Assets which was adopted in 2009 with retroactive restatement of prior fiscal periods.

Total revenue increased in 2010, primarily as a result of the launch of OLEPTRO™ which generated new revenue from product sales, services and licensing, which was partially offset by the decline in revenue for the tramadol franchise primarily due to lower product sales for the U.S. market, as well as lower product sales due to the weakening of the euro. Total revenue prior to 2010 was primarily related to our once-daily tramadol product. Total revenue increase in 2009 compared to 2008 was due to growth of the tramadol franchise in certain territories. Net loss has increased in 2010 compared to 2009 primarily as a result of the increase in selling, general and administrative expenses and a foreign exchange loss, partially offset by increased revenues and lower research and development expenses. Net loss in 2009 and 2010 was considerably lower than in 2008 primarily as a result of a significant reduction in research and development expenses compared to 2008, due to the timing of our clinical trial programs. Total assets have increased in 2010 compared to 2009 primarily as a result of the creation of the Joint Venture, as well as the additional cash and marketable securities available as a result of the financings completed during the year.

Form 20-F

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing our consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. We have identified certain critical accounting policies that we believe require application of management’s most subjective judgments, often requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Our actual results could differ from these estimates and such differences could be material.

Revenue Recognition

We recognize revenue from product sales, royalties, services and research and development collaborations, and licensing arrangements, which may include multiple elements. Our distribution and license agreements for our products typically include the following deliverables: a license for the customer to sell the product in the licensed territory, additional services to get the product approved in the licensed territory and product support throughout the term of the agreement, and supply of products during the term of the agreement. Consideration for the deliverables can include up-front and/or milestone payments, fee for service, as well as a unit price for the supply of product. Upfront and milestone payments are generally non-refundable. If refundable, however, any payment received, or portion of such payment, would be precluded from revenue recognition until the refund condition lapses. Distribution and license agreements are generally not cancellable unless there is a material breach by one of the parties, a significant change in market conditions, or mutual agreement between the parties, at which time any amounts remaining in deferred revenue would be recognized.

Revenue arrangements with multiple elements are reviewed in order to determine whether the multiple elements can be divided into separate units of accounting. Considering that the license does not usually have a stand-alone value without the provision of services to obtain product approval in the licensed territory, the licensing of technology and the provision of services are usually combined into one unit of accounting. The supply of products is generally considered a separate unit of accounting. We are usually able to determine the selling price of the deliverables based on vendor-specific objective evidence for comparable types of multiple-deliverable arrangements. The terms of these agreements generally span over multiple years. These agreements are usually not subject to rights of return for products, although they may contain certain termination clauses under certain circumstances.

Product sales - Revenue from sales of products is recognized when the product is shipped to our customers, provided we have not retained any significant risks of ownership or future obligations with respect to the product shipped, when the selling price is fixed and determinable, and collectibility is reasonably assured. Product sales subject to price adjustments are reduced by the estimated future price reduction payable by us according to the underlying agreement, based on our historical experience where relevant, or according to a floor price, where appropriate. Milestone payments earned upon the achievement of a predetermined sales level are recorded as revenue from product sales when the predetermined sales level is reached and collectibility is reasonably assured.

Royalties - Revenue arising from royalties is recognized when reasonable assurance exists regarding measurement and collectability. Royalties are calculated as a percentage of net sales realized by the licensee of our product. The licensee’s net sales consist of revenues from product sales of our pharmaceutical products, less estimates for chargebacks, rebates, sales incentives and allowances, distribution service fees, returns and losses. We recognize royalties on our licensee’s net sales when title and risk of loss has passed to the licensee’s customer, which is typically upon delivery to the licensee’s customer, when estimated provisions for chargebacks, rebates, sales incentives and allowances, distribution service fees, returns and losses are reasonably determinable, and when collectability is reasonably assured.

Form 20-F

Revenue from the launch of a new product for which we or our licensee are unable to develop the requisite historical data on which to base estimates of returns, may be deferred until such time that an estimate can be determined and all of the conditions above are met and when the product has achieved market acceptance, which is typically based on dispensed prescription data and other information obtained during the period following launch. Any payments received or receivable in advance of recognition are recorded in deferred revenue.

Licensing - For up-front non-refundable licensing payments, revenue is deferred and recognized on a straight-line basis during the term over which we maintain substantive contractual obligations. For any portion of an up-front licensing payment that is subject to a refund, the revenue is deferred. Once the refund condition lapses, revenue is recognized on a straight-line basis during the term over which we maintain substantive contractual obligations. Milestone fees specifically tied to a separate earnings process and deemed to be substantive and at risk are recognized as revenue when such milestones are achieved and collectibility is reasonably assured. Otherwise, they are recognized over the remaining term of the underlying agreement or the term over which we maintain substantive contractual obligations. Amounts received in advance of recognition are included in deferred revenue. The term over which up-front or milestone payments are recognized as revenue can be revised if the period over which we expect to maintain substantive contractual obligations changes following significant events or circumstances.

Services and research and development collaborations - Revenue arising from the provision of services and research and development collaborations is recognized as efforts are expended to render the contracted services, or when milestones are achieved, in accordance with the terms of the specific agreements, and when reasonable assurance exists regarding measurement and collectibility. Amounts received in advance of recognition are included in deferred revenue.

In 2005, we received a non-refundable up-front licensing payment of $23,100 [US$20,000] from Purdue Pharma, which was being recognized as revenue on a straight-line basis until November 2010 which was the estimated term over which we were expecting to have substantive contractual obligations. In 2009, we revised the term over which we expect to maintain substantive contractual obligations towards Purdue Pharma to December 31, 2013. This period may be shortened or extended further as a result of future events or circumstances. Prior to December 31, 2009, we were recognizing $3,468 per year as licensing revenue with respect to this up-front payment; following this change in estimate, the amount is $795 per year.

In 2009, for the first time we recorded royalty revenue from the commercialization of RYZOLT™ in the U.S. market. We currently record our royalties using the sell-through method, where revenue is recognized upon shipment of the product to the end user customer based on third-party prescription data. We consider that this third-party prescription data is reliable and provides an adequate basis in order to estimate our royalty revenue.

As previously noted, in December 2010, we signed an amendment to the license agreement with Purdue Pharma under which Purdue Pharma agreed to pay us a lump sum amount of $4,771 [US$4,770] as compensation for royalties resulting from the sales of RYZOLT™ in the United States from October 1, 2010 onwards. This amount was deferred and is being recognized as licensing revenue over the period during which we expect to maintain substantive contractual obligations towards Purdue Pharma, which, as noted above, we currently estimate to be up to December 2013. Such obligations include the supply of product at cost including overhead which will generate a moderate gross margin. No additional royalty revenue or payments are expected from Purdue Pharma on sales of RYZOLT™ unless significant sales thresholds are met.

Form 20-F

The revenue of $27,199 realized upon the establishment of the Joint Venture in May 2010 is being deferred based on our estimate of additional funds to be contributed to the Joint Venture, and is being recognized over a five-year period which is the current expected useful life of the asset, which corresponds to our current best estimate. Should the expected useful life of the licence change, or the amount of additional funds contributed to the Joint Venture be reduced, this could impact the amount being recognized as licensing revenue at each future reporting period.

Principles of Consolidation

Our interests in joint ventures are accounted for using proportionate consolidation, resulting in us recognizing in our consolidated balance sheets, our share of the assets and the liabilities of joint ventures; and in our consolidated statements of operations, our share of the revenue and the expenses of joint ventures.

Long-term Investment

As at December 31, 2008, we held non-bank sponsored asset-backed commercial paper [“Montreal Proposal ABCP”] with an acquisition cost of $5,640 and estimated fair value of $3,178.

On January 21, 2009, we received in exchange of our Montreal Proposal ABCP, long-term investments having a face value of $5,683 consisting of $1,748 of Class A-1 Notes, $3,187 of Class A-2 Notes, $578 of Class B Notes, and $170 of Class C Notes [collectively, the “Long-term Notes”], all issued by a trust called Master Asset Vehicle II, and $200 of accrued interest which were recorded as a reduction of fair value. No gain or additional impairment loss was recorded on the Montreal Proposal ABCP prior to the exchange, as the estimated fair value was similar to the valuation as at December 31, 2008.

The terms of the Long-term Notes include a floating interest rate equivalent to the Bankers’ Acceptance rate less 0.50%: i) payable on a quarterly basis for the Class A-1 Notes and Class A-2 Notes, ii) which will be accrued for the Class B Notes and will be paid on maturity only after repayment in full of the Class A-1 Notes and Class A-2 Notes, and iii) which will be accrued for the Class C Notes and will be paid on maturity only after repayment in full of the Class B Notes. The Long-term Notes have a legal maturity in 2056, although it is generally understood that the preponderance of the underlying assets supporting the Long-term Notes have a maturity of seven to nine years from their issuance. We have designated the Long-term Notes as held-for-trading.

On December 31, 2010, we re-measured the estimated fair value of our Long-term Notes. We reviewed our assumptions to factor in new information available, changes in credit market conditions, as well as unsolicited offers to purchase our Long-term Notes.

Given the lack of an active market, we estimate the fair value of the Long-term Notes by discounting their estimated future cash flows considering the terms of the Long-term Notes and other observable market data as at December 31, 2010. The valuation technique we used to estimate the fair value of the Long-term Notes is consistent with the method used at prior reporting dates. There is a significant amount of uncertainty in estimating the amount and timing of cash flows associated with the Long-term Notes. We estimate that the Long-term Notes will generate interest returns ranging from 0.00% to 2.00% until their maturity which is assumed to be at the end of 2016. A discount rate of 6.60% was used for the Class A-1 notes, 8.10% for the Class A-2 notes, 19.10% for the Class B notes, and 39.10% for the Class C notes, resulting in a weighted average discount rate of approximately 9.70% [December 31, 2009 - 11.50%]. The discount rates consider factors including yields of instruments with similar maturities and credit ratings, premiums for lack of liquidity, uncertainty of future payments and potential credit losses, lack of transparency and the nature of the underlying assets.

Form 20-F

As at December 31, 2010, the fair value of the Long-term Notes is estimated to be approximately $3,649. Consequently, during the year ended December 31, 2010, we recorded an increase in the fair value of our Long-term Notes of $765 [2009 - nil].

As the fair value of the Long-term Notes is determined using a number of assumptions and is based on our assessment of market conditions as at December 31, 2010, the fair value reported in subsequent periods may change materially. The most significant variable is the discount rate or the yield that prospective investors will require. We conducted a sensitivity analysis of the potential discount rates which resulted in an estimated fair value of our Long-term Notes ranging from $3,329 to $4,091. A 1.0% increase in the weighted average discount rate would decrease the fair value of the Long-term Notes by approximately $191. On February 4, 2011, we disposed of our Long-term Notes for proceeds of $3,809, and repaid in full our revolving credit facility amounting to $2,544.

Impairment of Long-lived Assets

Property, plant and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset with the sum of the undiscounted cash flows expected from its use and disposal, and as such requires us to make significant estimates on expected revenues from the commercialization of our products and services and the related expenses. If such an asset is considered impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value, generally determined on a discounted cash flow basis. Any impairment results in a write-down of the asset and a charge to income during the year. Internally generated patents related to RYZOLT™ in the United States having a net carrying value of $80 were considered impaired as a result of the monetization of future associated royalties, and as a result were written down in 2010 through an increase in accumulated amortization. We have not recorded write-downs for any of our property, plant and equipment or other intangible assets for the year-ended December 31, 2010 or 2009.

Refundable Investment Tax Credits

We incur research and development expenditures which are eligible for refundable investment tax credits from the government of the Province of Québec. The investment tax credits recorded are based on our estimates of amounts we expect to be recovered and are subject to audit by the taxation authorities and, accordingly, these amounts may vary. The amount of research and development tax credit receivable recorded as at December 31, 2010 is $1,358, and is related to 2010. We believe we have taken an appropriate provision for any potential repayment, but the amount ultimately assessed could be different.

Valuation Allowance on Future Tax Assets

We recorded a valuation allowance on all future tax assets related primarily to foreign operating losses and research and development expenses carry-forwards, except for those required to meet future tax liabilities and certain future tax assets in the U.S. totalling $117. Based primarily on our historical results, the related tax benefits, except as noted above, should be considered more likely than not, not to be realized. The implementation of tax planning strategies or the generation of future taxable income in these jurisdictions could result in the recognition of some portion or all of these carry-forwards, which could result in a material increase in our results of operations through the recovery of future income taxes.

Stock-based Compensation

We account for our stock option plan for our directors, executives and employees, using the fair value method. The fair value of stock options at the grant date is determined using the Black-Scholes option pricing model and expensed over the vesting period of the options. Assumptions that affect our application of the fair value method include the determination of the volatility of our share price and the expected life of the options issued. We also estimate the number of awards that are expected to be forfeited at the time of grant and we revise this estimate, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Form 20-F

Allowance for Doubtful Accounts

We review our accounts receivable on a regular basis to determine if any receivables have a high risk of being uncollectible, and include these in our allowance for doubtful accounts. Based on the information available, we believe the allowance for doubtful accounts is appropriate; however, actual write-offs might exceed the recorded allowance. As at December 31, 2010, we did not have an allowance for doubtful accounts.

RESULTS OF OPERATIONS

Fluctuations in Operating Results

Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing of approvals to market our products in various jurisdictions and resulting product sales, the timing and amount of payments received pursuant to our current and future collaborations with third parties, and the progress and timing of expenditures related to our research, development and commercialization efforts. The following provides explanations on fluctuations of our results of operations.

Year ended December 31, 2010 compared to year ended December 31, 2009

Revenue

For the year ended December 31, 2010, total revenue amounted to $29,384, compared to $24,572 for the corresponding period in 2009.

For the year ended December 31, 2010, product sales were $16,761, compared to $18,480 in 2009, and were comprised of the following:

For the year ended:	December 31, 2010	December 31, 2009
Product Sales:
Tramadol - other territories	13,737	15,795
Tramadol - U.S.	188	2,674
OLEPTRO™ - U.S. (to the Joint Venture)	2,464	-
OLEPTRO™ - U.S. (by the Joint Venture)	332	-
Other	40	11
	16,761	18,480

For product sales of tramadol in territories outside the U.S., higher volumes in 2010 were offset primarily by the unfavourable year over year variance in the exchange rate of the euro compared to the Canadian dollar as a significant portion of our sales are denominated in euros. The lower euro to Canadian dollar exchange rate in 2010 versus 2009 represents a revenue shortfall of approximately $1,554 for the year ended December 31, 2010 compared to 2009. In addition, the average selling price for our tramadol tablets was lower in 2010 than in 2009 due to a less favourable product strength and country mix. Lower product sales of tramadol were recorded for the U.S. market during 2010, as the inventory levels accumulated by Purdue Pharma at the end of 2009 were sufficient to meet most of their 2010 demand.

Form 20-F

During the year ended December 31, 2010, our product sales included 50% or $2,464 of sales of finished packaged products of OLEPTRO™ for the U.S. market to Angelini Labopharm, including trade product and samples. Product sales of OLEPTRO™ to the Joint Venture are recognized as revenue upon shipment and are invoiced essentially at direct cost plus an allocation for overhead.

As previously discussed, in August 2010, Angelini Labopharm launched OLEPTRO™ and recorded product sales revenue based on the sell-through method, where revenue is recognized upon shipment of the product to the end user customer based on third-party prescription data, such revenue being proportionately consolidated at 50% in our financial statements and amounting to $332 for the year ended December 31, 2010.

During the year ended December 31, 2010, we recognized licensing revenue of $8,228 representing a portion of the licensing payments received from our marketing and distribution partners under our license and distribution agreements for our once-daily tramadol product and our tramadol-acetaminophen combination product, as well as a portion of the initial $27,199 deferred revenue resulting from the transfer of the OLEPTRO™ U.S. marketing rights to Angelini Labopharm in May 2010, which is being recognized over a five-year period. Licensing revenue for the year ended December 31, 2009 was $4,902. The increase in 2010 compared to 2009 is primarily due to the recognition of $2,294 following the achievement of a favourable pricing decision milestone included in one of our licensing and distribution agreements for our once-daily tramadol product, as well as the recognition, in the year ended December 31, 2010, of a portion amounting to $3,173 of deferred revenue resulting from the transfer of the U.S. marketing rights for OLEPTRO™ to the Joint Venture discussed above. This increase was partially offset by the change, as of January 1, 2010, of the estimated term over which we are recognizing the balance of the up-front payment of the US$20 million received from Purdue Pharma in 2005. This up-front payment is recognized on a straight-line basis over the estimated term during which we have substantive contractual obligations to Purdue Pharma, namely the ongoing supply of product at cost including overhead, currently estimated to be until December 2013. Previously, this contractual obligation was for an eighteen-month period post launch which was estimated to end in November 2010. Prior to January 1, 2010, we were recognizing $3,468 per year as licensing revenue with respect to this payment; following this change in estimate the amount is $795 per year.

During the year ended December 31, 2010, we recorded $1,977 of royalties from the sale of RYZOLT™ in the U.S., compared to $962 in 2009. RYZOLT™ was launched in May 2009 by Purdue Pharma.

Revenue from services and research and development collaborations amounted to $2,418 for the year ended December 31, 2010, compared to $228 in 2009. As part of the joint venture agreement with Gruppo Angelini, it was agreed that we would be providing various services to Angelini Labopharm, including commercial oversight, pharmacovigilance services, regulatory support, medical affairs, medical information, administrative support, and so on, and that such services would be compensated at cost plus an allocation of overhead and a reasonable mark-up. For the year ended December 31, 2010, we have consequently recognized revenue of $1,619 related to the rendering of these services, representing 50% of the value of the services provided after giving effect to the proportionate consolidation of the Joint Venture. Revenue from research and development collaborations and other services amounted to $799 for the year ended December 31, 2010, and was primarily related to two agreements: (i) a prototype development and option agreement under which we are developing a twice-daily acetaminophen tablet formulation for a third-party pharmaceutical company, and (ii) a feasibility study agreement with a third party under which we are formulating a number of its drug compounds using our PNDS™ technology. We are also earning ancillary revenue under certain of the agreements for our products for stability and pharmacovigilance services.

Form 20-F

Cost of Goods Sold

For the year ended December 31, 2010, cost of goods sold (excluding amortization) was $8,198 compared to $8,345 in the corresponding period last year. Our cost of goods sold consists primarily of raw materials, third-party bulk tablet manufacturing costs, third-party packaging costs and royalty expenses for our once-daily tramadol product.

As previously discussed, product sales of OLEPTRO™ to Angelini Labopharm and of RYZOLT™ to Purdue Pharma are essentially at cost plus overhead and generate minimal gross margin.

Cost of goods sold and gross margin for our once-daily tramadol product for territories outside the U.S. were the following:

For the year ended:	December 31, 2010	December 31, 2009
Product sales	13,737	15,795
Cost of goods sold	5,661	6,079
Gross margin	8,076	9,716
Gross margin %	58.8%	61.5%

For 2010, the decrease in our gross margin percentage compared to 2009 primarily reflects the following: (i) a negative impact of $1,554 on product sales for the year ended December 31, 2010 compared to 2009, due to a lower euro to Canadian dollar exchange rate in 2010 versus 2009; and (ii) in 2009 we reversed write-downs taken in previous periods and as a result recorded an amount of $423 as a reduction of cost of goods sold for the year ended December 31, 2009. Our gross margin on our once-daily tramadol product will also vary primarily as a result of selling prices in various jurisdictions, inventory write-offs, the range of royalty rates payable by territory, as well as the effect of packaging formats and the size of packaging runs on our cost of goods sold.

Research and Development Expenses

Research and development expenses (before government assistance) for the year ended December 31, 2010 were $9,527, compared to $13,210 for the corresponding period in 2009. The decrease is primarily due to various cost-reduction initiatives including the reduction in our workforce announced in November 2009, as well as lower clinical trial expenses. In early 2009, clinical trial costs were considerably higher as we completed our Phase III clinical trial for our twice-daily formulation that combines the analgesics tramadol and acetaminophen (06CCL3-001), as well as a pharmacokinetic study for our once-daily trazodone formulation.

Estimated provincial refundable research and development tax credits for the year ended December 31, 2010 were $2,144, compared to $1,310 for the corresponding period in 2009, an increase primarily due to the release of reserves totalling $640 as a result of the completion of audits of our refundable research and development tax credits by the relevant taxation authorities for the years 2007 to 2009.
Our INTELLITAB™ platform is the most significant research and development project that has not yet generated significant operating revenue. A detailed description of the development stage of this project, the type of expenditures made and to be made, and the plan to take this project forward is included in the Overview section.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2010 were $35,016 compared to $27,077 for the corresponding period in 2009. The increase is mainly due to our proportionate share, amounting to $16,257 for the year, of the Joint Venture’s U.S. marketing and sales expenses for OLEPTRO™. The increase was partially offset by expense reduction in other areas including: (i) a $5,357 reduction in our share of patent defense litigation costs with respect to our once-daily tramadol product in the U.S. compared to the corresponding period in 2009; (ii) a $1,433 expense reduction due to the elimination of our pilot scale sales force in the United Kingdom; and (iii) in the year ended December 31, 2009, we accrued an amount of $450 in relation to our contingent liability with respect to royalties that would be payable on net revenue generated from the commercialization of a controlled-release technology purchased in 1994 while no such accrual was required in 2010. In addition, during the year ended December 31, 2010, we incurred a 5% royalty of $624 payable to Gruppo Angelini as a result of our joint venture agreement.

Form 20-F

Financial Expenses

Financial expenses for the year ended December 31, 2010 were $5,277 compared to $4,296 for the corresponding period in 2009. The increase is primarily attributable to our proportionate share of the interest on the term loans granted to Angelini Labopharm by the Partners in 2010, as well as the interest on the term loan from Paladin received in October 2010, as previously discussed. Financial expenses also include interest on our term loan with Hercules and our capital lease obligations.

Change in Fair-value of Long-term Investment

For the year ended December 31, 2010, we recorded an increase of $765 in the estimated fair-value of our long-term investment primarily due to the discount rate used to evaluate the Long-term Notes and the passage of time, as well as the recalibration of our discounted cash flow model to reflect current observable market data. There was no change in the estimated fair-value of our long-term investment during 2009.

Amortization

For the year ended December 31, 2010, amortization amounted to $1,686 compared with $1,822 for the year ended December 31, 2009, decreasing slightly primarily as a result of using the diminishing balance method of depreciation for certain categories of property, plant and equipment.

Interest Income

Interest income for the year ended December 31, 2010 was $763 and included an amount of $612 representing interest on the 50% portion of the term loans receivable from Angelini Labopharm not eliminated following the proportionate consolidation of the Joint Venture. Interest income for the year ended December 31, 2009 amounted to $417, and was primarily related to the interest earned on our cash and marketable securities.

Foreign Exchange Loss (Gain)

For the year ended December 31, 2010, we recorded a foreign exchange loss of $1,959 compared to a gain of $3,239 for the corresponding period in 2009. The loss in 2010 is primarily due to the foreign exchange loss on the excess cash held temporarily in U.S. currency and euro (particularly after the February 2010 equity financing), due to the strengthening of the Canadian currency, only partially offset by the unrealized gain on the long-term debt denominated in U.S currency and the gain realized upon settling the patent defense litigation costs owed to Purdue Pharma. The gain in 2009 was due primarily to the realized gain on the maturity of marketable securities denominated in U.S. dollars as well as the strengthening of the Canadian dollar versus the U.S. dollar and the favourable impact this fluctuation had on our long-term debt and accounts payable denominated in U.S. dollars.

Income Tax Expense

Income tax expense for the year ended December 31, 2010 amounted to $354 and included primarily withholding taxes on the $2,294 licensing fee earned and received in the period related to our once-daily tramadol product, which was previously discussed.

Form 20-F

Net Loss and Net Loss Per Common Share

Net loss for the year ended December 31, 2010 was $28,961 or $0.42 per common share, compared to $26,110 or $0.46 per common share in 2009. The increase in net loss is primarily the result of the increase in selling, general and administrative expenses primarily related to our share of the Joint Venture’s commercialization expenses for OLEPTRO™ in the U.S., and the foreign exchange loss incurred in 2010 versus the gain in 2009, partially offset by increased revenues, lower research and development expenses, and lower patent defense litigation costs. The decrease in net loss per share is due to the higher weighted average number of shares outstanding during the period primarily resulting from the equity financing completed in February 2010.

Fourth Quarter Results

During the fourth quarter of 2010, total revenue was $8,291 compared to $6,721 for the fourth quarter of 2009. Product sales in the fourth quarter of 2010 were $5,201 compared to $4,664 in the corresponding period in 2009. Product sales of our once-daily tramadol product outside the U.S. were $3,722, a decrease of $762 or 17% compared to 2009. The year over year difference for tramadol product sales outside the U.S. is primarily attributed to a decrease in sales volume combined to an unfavourable year over year variance in the exchange rate of the euro compared to the Canadian dollar as a significant portion of our sales are denominated in euros, which were partially offset by higher average selling prices in 2010 versus 2009, due to a more favourable product strength and country mix. Our share of product sales of OLEPTRO™ for the fourth quarter of 2010 amounted to $1,000 to the Joint Venture and $291 by the Joint Venture.

The total gross margin on product sales for the fourth quarter of 2010 was $2,344, the majority of which was generated by our tramadol franchise, compared to $2,470 for the corresponding period in 2009, all of which was generated by tramadol.

Licensing revenue for the fourth quarter of 2010 was $2,225, compared to the licensing revenue of $1,238 for the corresponding period in 2009. This increase is primarily due to the recognition of $1,360 of the initial $27,199 deferred revenue resulting from the transfer of the OLEPTRO™ U.S. marketing rights to Angelini Labopharm in May 2010 as previously discussed.

Research and development expenses, net of government assistance, decreased to $1,053 in the fourth quarter of 2010 from $2,471 in the corresponding period in 2009.

	FOR THE QUARTERS ENDED
	Dec. 31, 2010	Dec. 31, 2009
Research and development expenses, before government assistance	2,297	2,881
Less: Government assistance	(1,244)	(410)
Research and development expenses, net	1,053	2,471

The decrease in research and development expenses, before government assistance, in the fourth quarter of 2010 compared to the corresponding period in 2009, is primarily the result of lower clinical trial activity and regulatory costs, since we filed for regulatory approval of our twice-daily tramadol-acetaminophen combination product in certain European countries in late 2009. The increase in government assistance is primarily due to the release of reserves totalling $640 as a result of the positive audit of our refundable research and development tax credits for the years 2007 to 2009.

Form 20-F

Selling, general and administrative expenses increased to $10,070 in the fourth quarter of 2010, from $5,376 in the corresponding period in 2009, an increase of $4,694 primarily due to our share of the Joint Venture’s commercialization expense for OLEPTRO™ amounting to $6,056 for the period. Partially offsetting this increase, no patent litigation costs were incurred in the fourth quarter of 2010 compared to $1,189 in the corresponding period of 2009.

Financial expenses were $1,603 during the fourth quarter of 2010 including $341 of interest on the term loan from Paladin, as well as our proportionate share of the interest amounting to $258 on the term loans granted to Angelini Labopharm by the Partners as previously discussed. Financial expenses for the fourth quarter of 2009 were $1,286, including $210 of interest on the patent defense litigation costs owed to Purdue Pharma for prior periods, which had previously been recorded in selling, general and administrative expenses, and $86 of interest owed to Purdue Pharma specifically for the fourth quarter of 2009. There was no interest on the defense litigation costs owed to Purdue Pharma for the fourth quarter of 2010. Financial expenses also include interest on our term loan with Hercules and our capital lease obligations.

Interest income increased to $341 in the fourth quarter of 2010, from $39 in the corresponding period of 2009, due primarily to the interest on the 50% portion of the term loans receivable from Angelini Labopharm not eliminated following the proportionate consolidation of the Joint Venture.

During the fourth quarter of 2010, we recorded a $430 increase in the estimated fair-value of our Long-term Notes.

Net loss for the fourth quarter of 2010 increased to $7,437 or $0.10 per share, from $6,358 or $0.11 per share in the corresponding period in 2009. The increase in net loss is primarily the result of the increase in selling, general and administrative expenses primarily related to our share of the Joint Venture’s commercialization expenses for OLEPTRO™ in the U.S., partially offset by increased revenues, lower research and development expenses, lower patent defense litigation costs, and the absence of restructuring costs.

Year ended December 31, 2009 compared to year ended December 31, 2008

Revenue

For the year ended December 31, 2009, total revenue amounted to $24,572 compared to $22,014 for the year ended December 31, 2008.

For the year ended December 31, 2009, product sales of our once-daily tramadol product were $18,469 compared to $13,158 in 2008, and consisted of the following:

For the year ended:	December 31, 2009	December 31, 2008
Product sales - U.S.	2,674	-
Product sales - other territories	15,795	13,158
	18,469	13,158

As shown above, the increase in product sales is partly attributable to the shipments of RYZOLT™ to Purdue Pharma in 2009 in order to launch our product in the U.S. In territories outside the U.S., volumes in tablets sold were higher in 2009 versus 2008, primarily due to higher volumes in Europe, while average price per tablet was also higher due to a more favourable product mix.

During 2009, we recognized licensing revenue of $4,902, representing a portion of the licensing payments received from our marketing and distribution partners under our license and distribution agreements for once-daily tramadol product and our twice-daily tramadol-acetaminophen combination formulation. Licensing revenue for the year ended December 31, 2008 was $8,856. The decrease in 2009 is primarily explained by the fact that during the year ended December 31, 2008, we reached an agreement with Recordati Ireland Ltd. [“Recordati”] to reacquire the sales and marketing rights to our once-daily tramadol product for the U.K. Under the terms of this agreement, we received a payment of $1,118 [€700] from Recordati, of which $106 was in consideration of an account receivable related to a portion of a milestone payment previously recognized. Following the conclusion of this agreement, we had no further substantive contractual obligations towards Recordati and the balance of the deferred licensing payments previously received and amounting to $3,411 was recognized as licensing revenue, together with the unrecognized portion of the $1,118 payment. There was no licensing revenue from Recordati recognized in 2009.

Form 20-F

During the year ended December 31, 2009, following launch in the U.S. of our once-daily tramadol product under the brand name RYZOLT, we recognized royalty revenue of $962, representing 20% of Purdue Pharma’s net sales based on the sell-through method.

During the year ended December 31, 2009, we entered into a prototype development and option agreement under which we were developing a twice-daily acetaminophen tablet formulation for a third-party pharmaceutical company. Under the agreement, an up-front payment of $321 was receivable of which $183 was recognized as revenue from research and development collaborations during 2009, and the balance recorded as deferred revenue. In addition, we entered into a feasibility study agreement with a third party under which we formulated certain drug compounds of the third party using our PNDS™ technology. Under the agreement, an up-front payment of $201 was receivable of which $45 was recognized as revenue from research and development collaborations during 2009, and the balance recorded as deferred revenue. The total amounts due under the agreements were recognized as efforts were expended to render the contracted services or milestones reached, as provided in our revenue recognition policy.

Cost of Goods Sold

For the years ended December 31, 2009 and December 31, 2008, cost of goods sold, excluding amortization, were $8,345 and $5,818, respectively. Our cost of goods sold consists primarily of raw materials, third-party bulk tablet manufacturing costs, third-party packaging costs and a royalty expense for our once-daily tramadol product.

Product sales to Purdue Pharma for the U.S. market are essentially at cost and therefore generate essentially no gross margin. As a result, gross margin figures discussed below exclude product sales and cost of goods sold for product sold to Purdue Pharma in order to provide a more meaningful understanding of our gross margin achieved on product sales outside the U.S. Gross margin for territories outside the U.S. as a percentage of product sales revenue was 61.5% for 2009, compared to 55.8% for 2008.

	For the years ended
	Dec. 31, 2009	Dec. 31, 2008
Product sales - outside the U.S.	15,795	13,158
Cost of goods sold - outside the U.S.	6,079	5,818
Gross margin - outside the U.S.	9,716	7,340
Gross margin %	61.5%	55.8%

The increase in our gross margin percentage for territories outside the U.S. during 2009 compared to 2008 is primarily due to higher average selling prices per tablet as previously noted.

Form 20-F

Research and Development Expenses

Research and development expenses, before government assistance, for 2009 were $13,210 compared to $25,124 for 2008, an $11,914 or 47% reduction. The decrease is primarily due to lower clinical trial activity in 2009 as compared to 2008. In 2008, clinical trial costs were considerably higher as we completed our Phase III clinical trial for our twice-daily formulation that combines the analgesics tramadol and acetaminophen (06CCL3-001), and conducted several pharmacokinetic and other studies for various products in our pipeline, in particular for our once-daily formulation of trazodone, for which we also incurred filing fees of $1,196 in 2008 as a result of our New Drug Application submission to the FDA. In 2009, there was significantly lower clinical trial activity, due to the timing of our development efforts for the various product candidates in our pipeline, combined with reductions in certain early stage research and development programs, and a reduction in headcount, resulting from our cost reduction initiatives.

Our once-daily formulation of trazodone and our twice-daily formulation of tramadol and acetaminophen were the two most significant projects that had not yet generated significant operating revenue.

Provincial refundable research and development tax credits for the year ended December 31, 2009 were $1,310 compared to $1,888 in the previous year. During 2008, we reversed a provision of $614 following the audit by the tax authorities of our provincial research and development tax credit claims for the years 2004 to 2006.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2009 were relatively constant at $27,077 compared to $26,898 for the year ended December 31, 2008. Various additional costs were incurred in 2009, including the following: i) an amount of $450 was accrued in selling, general and administrative expenses in relation to our contingent liability with respect to royalties that would be payable on net revenue generated from the commercialization of a controlled-release technology purchased in 1994. Although we have always considered that no amount is owed, we had nevertheless initiated informal settlement discussions with the other party, prior to incurring significant legal fees associated with the ensuing steps of the legal proceedings; ii) an increase of $213 in our share of patent defense litigation costs claimed by Purdue Pharma; iii) an increase in insurance costs due to unfavourable foreign currency rate and increased product liability coverage following launch of our once-daily tramadol product in the U.S.; iv) increased sales and marketing expenses due to our sales and commercialization effort in the U.K.; and v) increased market research and analysis for the most advanced products in our portfolio, particularly our once-daily trazodone formulation in preparation for the product launch in 2010. These cost increases were virtually offset by cost reductions in other areas including: i) a reduction of $714 in stock-based compensation expense; and ii) a reduction in external legal fees due to an increase in our internal capabilities as well as a reduction in activity requiring specialized external consultation, namely for regulatory purposes with respect to our appeal to the FDA for the approval of our once-daily tramadol product in the U.S. during 2008.

Financial Expenses

Financial expenses for the year ended December 31, 2009 were $4,296 compared to $3,133 for the year ended December 31, 2008. The increase was primarily attributable to the higher average outstanding long-term debt balance in 2009, resulting from our additional US$5,000 term loan draw down in October 2008, as well as the interest on the patent defense litigation costs payable to Purdue Pharma which bore interest at the Wall Street Journal Prime Rate plus 2%.

Form 20-F

Impairment Loss on Long-term Investment

During 2008, we recorded an impairment loss of $1,291 on our Montreal Proposal ABCP held at that time. On January 21, 2009, the Montreal Proposal ABCP was exchanged for new Long-term Notes. No gain or additional impairment loss was recorded on the Montreal Proposal ABCP prior to the exchange, as the estimated fair value was similar to the valuation as at December 31, 2008, and no loss or gain was recognized on the exchange as the estimated fair value of the Long-term Notes received was equal to the carrying value of the Montreal Proposal ABCP at the exchange date. Based on our evaluation of the estimated fair value of the Long-term Notes as at December 31, 2009, no adjustment to the carrying value was deemed necessary.

Amortization

For the year ended December 31, 2009, amortization amounted to $1,822 compared with $1,975 for the year ended December 31, 2008, decreasing slightly primarily as a result of the reduction in capital expenditures in 2009.

Interest Income

Interest income for the year ended December 31, 2009 was $417 compared with $1,874 for the year ended December 31, 2008. The decrease is primarily attributable to lower average cash and investment balances, combined with lower average rates of return earned on our investments in 2009.

Foreign Exchange Loss (Gain)

For 2009, we recorded a foreign exchange gain of $3,239, compared to a foreign exchange loss of $2,235 for 2008. The foreign exchange gain realized in 2009 resulted primarily from the realized gain on maturity of marketable securities denominated in U.S. dollars resulting from the favourable foreign exchange rate fluctuation between the time the marketable securities were purchased and when they matured, combined with the strengthening of the Canadian dollar versus the U.S. dollar and the resulting unrealized foreign exchange gain related to our long-term debt and certain working capital items denominated in U.S. dollars, partially offset by the unrealized foreign exchange loss on cash held in foreign currency.

Restructuring Costs

In November 2009, we announced a plan to reduce our total number of employees by 35 positions or approximately 22% of our workforce, effective November 6, 2009. As a result of the plan, we incurred $897 in restructuring costs including termination notice, termination benefits, severance, and employee career transition services. No additional costs were incurred in subsequent reporting periods with respect to this restructuring.

Net Loss and Net Loss Per Common Share

For 2009, net loss was $26,110 or $0.46 per common share, compared with $40,639 or $0.72 per common share, for 2008. The decrease in net loss is primarily the result of lower research and development expenses, the foreign exchange gain recorded in 2009 compared to the foreign exchange loss in 2008, and the absence of impairment loss on our long-term investment, partially offset by lower interest income, higher financial expenses, and the restructuring costs incurred in 2009.

Form 20-F

QUARTERLY INFORMATION

The following selected financial information is derived from our unaudited quarterly financial statements for each of the last eight quarters:

	Three months ended
	DEC. 31, 2010	SEPT. 30, 2010	JUNE 30, 2010	MARCH 31, 2010	DEC. 31, 2009	SEPT. 30, 2009	JUNE 30, 2009	MARCH 31, 2009
Product sales	5,201	4,036	4,296	3,228	4,664	5,187	4,827	3,802
Licensing	2,225	4,320	1,088	594	1,238	1,191	1,318	1,155
Royalties	193	544	640	600	637	201	124	-
Other	672	674	801	271	182	46	-	-
Total revenue	8,291	9,574	6,825	4,693	6,721	6,625	6,269	4,957
Net loss	(7,437)	(7,235)	(6,032)	(8,257)	(6,358)	(6,904)	(4,874)	(7,974)
Basic and diluted net loss per common share	(0.10)	(0.10)	(0.08)	(0.13)	(0.11)	(0.12)	(0.09)	(0.14)

Product sales of our once-daily tramadol product have tended to be variable over the last eight quarters. In 2009, the increases in the second and third quarters were primarily the result of the launch of our once-daily tramadol product in the U.S. Product sales for the three-month periods ended June 30, September 30, and December 31, 2010 included the portion of our product sales of OLEPTRO™ to Angelini Labopharm which is not eliminated upon proportionate consolidation. As Angelini Labopharm launched OLEPTRO™ in early August 2010, the current and subsequent reporting periods include and will include our proportionate share of the Joint Venture’s OLEPTRO™ product sales in the U.S. market based on the sell-through method. As previously discussed, product sales for 2010 were also negatively affected by a relatively lower euro to Canadian currency exchange rate compared to previous quarters. Quarterly product sales can also be affected by reserves for price adjustments.

Licensing revenue had generally been stable quarter to quarter prior to 2010 as any licensing payments received are generally recognized straight-line over the term of the underlying agreement. As previously discussed, as of January 1, 2010, a change in the estimated period over which we are recognizing the balance of the up-front payment received from Purdue Pharma considerably reduced licensing revenue for the three-month period ended March 31, 2010 and subsequent periods. Furthermore, as previously discussed, as part of the joint venture agreement with Gruppo Angelini completed in May 2010, we recorded deferred revenue of $27,199 which is being recognized as licensing revenue over a five-year period commencing in June 2010. During the three-month period ended September 30, 2010, we recognized $2,294 of licensing revenue upon achievement of a favourable pricing decision milestone included in one of our licensing and distribution agreements for our once-daily tramadol product. In addition, licensing revenue for the fourth quarter of 2010 includes recognition of a portion of the lump sum amount agreed to with Purdue Pharma as compensation for royalties on net sales of RYZOLT™ from October 1, 2010 onwards.

Net loss has been variable over the last eight quarters, and is impacted primarily by: (i) the level of our revenue; (ii) the level of our selling, general and administrative expenses, particularly with the commercialization expenses with respect to OLEPTRO™ and the establishment of the Joint Venture; (iii) the volatility in our share of patent litigation fees as invoiced to us by Purdue Pharma on a quarterly basis in 2009; (iv) the level of our research and development spending; and (v) the foreign exchange gain or loss incurred primarily as a result of the high volatility of the U.S. currency and euro versus the Canadian dollar and the effect this had on the carrying value of our long-term debt, marketable securities, and cash denominated in U.S. dollars or euros, and the resulting impact on our results of operations.

Form 20-F

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

We have incurred substantial operating losses since our inception due in large part to expenditures for our research and development activities. As at December 31, 2010, we had an accumulated deficit of $302,586. To date, we have financed our cash requirements primarily through share issuances, debt financing, licensing revenue, product sales, royalties, research and development tax credits, collaborative research arrangements and interest income.

On November 24, 2009, we entered into a standby equity distribution agreement [“SEDA”] with YA Global Master SPV LTD [the “Purchaser”] pursuant to which the Purchaser has irrevocably committed to purchase up to $25,000 of our common shares provided that in no event may we sell more than the lower of: (i) 11,426,533 of our common shares, and (ii) 19.9% of our issued and outstanding common shares at any given time, unless we obtain the approval of our shareholders pursuant to the rules of the TSX and the Nasdaq, and any required regulatory approval. Until November 24, 2012, we have the right, but not the obligation, to sell common shares to the Purchaser. From time to time during the term of the SEDA, and at our sole discretion, we may present the Purchaser with draw-down notices of up to $2,000 at a time, requiring the Purchaser to purchase our common shares. Individual draw downs cannot exceed the number of shares that would represent more than 5% of our market capitalization or the number of shares that would cause the Purchaser and its affiliates to own more than 9.9% of our issued and outstanding shares. The per share purchase price for these shares will equal the daily volume weighted average price of our common shares on each date during a ten-day pricing period, subject to a minimum price which we may establish at the time of the draw-down notice, less a discount of 5.0% if the share purchase price is less than $3.00, 4% if the share purchase price is equal to or above $3.00 but less than $6.00, and 3.5% if the share purchase price is equal to or above $6.00. On January 7, 2010, pursuant to a draw-down notice presented to the Purchaser on December 20, 2009, we received $1,000 from the Purchaser and issued 482,165 shares, for an average price of $2.07 per share after discount. As at December 31, 2010, $24,000 of the SEDA remains available.

In February 2010, we completed a public offering resulting in net proceeds of $22,057, for the issuance of 13,529,412 units, each unit comprised of one of our common shares and a warrant to purchase one-half of a common share. The combination of two warrants entitles the holder to acquire one common share upon payment of US$2.30 per share, exercisable at any time during the period beginning six months and ending three years following the date of issuance.

As previously discussed, as part of the joint venture agreement, we received a payment of US$26,000 from Angelini Labopharm upon grant of the license of OLEPTRO™ for the U.S. market. We also received units of the Joint Venture valued at US$10,000 based on Gruppo Angelini’s initial cash contribution to the Joint Venture and an interest-bearing term note of US$16,000. Furthermore, both Partners contributed an initial US$13,750 in May 2010 and an additional US$5,000 in November 2010 by way of interest-bearing term loans to the Joint Venture and US$250 in equity, bringing each Partner’s total term loan to US$34,750, and equity investment to US$10,250. After applying proportionate consolidation, our term loans receivable from the Joint Venture amounted to $17,379 [US$17,375] and our portion of the term loans payable of the Joint Venture amounted to $17,379 [US$17,375], as at December 31, 2010. Under the joint venture agreement, these two financial instruments (both the asset and the liability) bear the same interest rate and are subject to the same repayment terms by the Joint Venture. Both should decrease by the same amount simultaneously upon reimbursement by Angelini Labopharm and should therefore continue to offset each other. In January and March 2011, the Partners each advanced an additional US$2,500 and US$3,000, respectively, to the Joint Venture.

Form 20-F

In June 2010, we amended our term loan agreement with Hercules extending both the period during which we will make interest-only payments on the loan to December 31, 2010 from June 30, 2010, and the maturity date of the loan to December 1, 2012 from June 1, 2012. All other terms of the agreement remain unchanged. The amended agreement provides us with approximately $4,500 in additional liquidity throughout 2011. As of January 1, 2011, monthly payments for principal and interest will be US$932.

In October 2010, we signed three new agreements with Paladin for the right to market and sell two additional products in certain countries. As part of the agreements, Paladin advanced us an amount of $10,000. We will repay the cash advance by offsetting against a portion of the amount receivable from Paladin for our future product sales of TRIDURAL™ (once-daily tramadol in Canada) to Paladin for distribution in Canada. The cash advance is unsecured and bears interest at a rate of 16% per annum payable semi-annually starting on April 1, 2011. Any outstanding principal matures on May 1, 2012, is repayable in cash, and is subject to an extension of the term of up to six months under certain conditions. As at December 31, 2010, the outstanding balance of this term loan is $9,320.

Cash, cash equivalents and marketable securities, including $3,273 representing our proportionate share of cash within Angelini Labopharm, totalled $49,629 as at December 31, 2010 compared to $24,504 as at December 31, 2009, an increase of $25,125, primarily as a result of the equity financing completed in February 2010, the payment of $27,199 received from Angelini Labopharm upon the grant of the license for OLEPTRO™ for the U.S. market, and the proceeds from the issuance of the term loan from Paladin of $10,000, net of the funds used in our operating activities. The investment of our funds is governed by our corporate investing policy, which monitors the safety and preservation of principal and which limits the amount invested by issuer and the duration or term of the investment instrument. The primary objectives of our investment portfolio are liquidity and capital preservation. As at December 31, 2010, our marketable securities consisted of treasury bills issued by the Province of Quebec.

As at December 31, 2010, accounts receivable totalled $3,289 and consisted primarily of trade receivables, including $1,417 receivable from the Joint Venture, representing the portion of the receivable for supply of product and services not eliminated upon proportionate consolidation, as well as $339 representing our proportionate share of the Joint Venture’s trade receivables from the U.S. wholesalers who have purchased OLEPTRO™ for distribution. Research and development tax credits receivable amounted to $1,358 and included the estimated refundable tax credits earned for the year ended December 31, 2010. Inventories totalled $3,195 and consisted of raw materials, intermediate finished product (primarily bulk tablets of once-daily tramadol), as well as finished goods including $632 representing our proportionate share of Angelini Labopharm’s inventory. Prepaids and other assets totalled $1,994 and included our proportionate share of samples of OLEPTRO™ amounting to $1,037, which we intend to distribute in the near term. Accounts payable and accrued liabilities totalled $9,650 as at December 31, 2010 and included primarily trade and other payables as well as accrued compensation and related expenses. Deferred revenue totalled $45,077 as at December 31, 2010 and included primarily the unrecognized portion of the licensing fees received from the various licensees of our once-daily tramadol product, and of our twice-daily tramadol-acetaminophen combination formulation, as well as the unrecognized portion of the $27,199 deferred revenue recorded upon the transfer of the OLEPTRO™ U.S. marketing rights to Angelini Labopharm. Licensing fees are generally recognized as revenue over the term during which we maintain substantive contractual obligations to the licensee. Deferred revenue resulting from the transfer of the OLEPTRO™ U.S. marketing rights is being amortized over a five-year period starting June 2010.

Form 20-F

Under our current operating plan, considering our February 2010 public equity offering, the $27,199 received as part of our joint venture agreement with Gruppo Angelini, the June 2010 amendment to the Hercules term loan, and the $10,000 advance received from Paladin in October 2010, we believe that our cash, cash equivalents and marketable securities, anticipated revenue from the commercialization of our products, research and development tax credits, and funds available under the SEDA, should be sufficient to finance our operations and capital needs, beyond December 31, 2011. However, in light of the inherent uncertainties associated with the commercialization of products including the impact of generic threats, the ability to secure licensing or distribution agreements, research and development programs, the results of clinical trials, and the receipt of regulatory approval of certain products, it may be necessary for us to either: (i) seek to raise additional funds for the continuing development and marketing of our products, (ii) further delay or scale-back our commercial or development programs or other activities, or (iii) monetize certain of our rights, intellectual property or assets.

Cash Requirements

The following aggregated information about our contractual obligations and other commitments aims to provide insight into our short- and long-term liquidity and capital resource requirements, as of December 31, 2010. The information presented in the table below does not include obligations that have original maturities of less than one year:

	Payments due by year
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-term debt obligation	34,749	12,960	21,789	-	-
Capital lease obligations	8,148	1,023	2,098	2,300	2,727
Operating leases	519	192	327	-	-
Total contractual obligations	43,416	14,175	24,214	2,300	2,727

The long-term debt obligations are the estimated cash payments we expect to make for our revolving credit facility, for our term loan with Paladin, and for our U.S. currency denominated term loan with Hercules based on the December 31, 2010 exchange rate, and as such these payments are subject to change based on currency fluctuation. The revolving credit facility amounting to $2,544 was reimbursed in full in February 2011 following the sale of our Long-term Notes whereas the above table anticipated a 2012 reimbursement upon maturity. Our proportionate share of the term loans payable by the Joint Venture of $17,379 has been excluded considering we have offsetting term loans receivable from the Joint Venture. Capital and operating lease obligations pertain primarily to our facilities in Canada, the United States and Europe and the related amounts shown in the above table are the payments due by us in connection with such agreements. There are no significant capital expenditure commitments as at December 31, 2010.

Cash Flows

Funds used in operating activities prior to net changes in other operating items amounted to $24,983 for the year ended December 31, 2010 compared to $24,575 for the corresponding period in 2009, increasing primarily as a result of our higher net loss after excluding the unrealized foreign exchange gain or loss. The impact of net changes in our other balance sheet items related to our operations represented an increase in funds of $21,968 for the year ended December 31, 2010 compared to $5,937 for 2009. The difference is primarily due to the $27,199 payment received from Angelini Labopharm in May 2010 partially offset by the funds used to reduce our accounts payable and in particular to repay the patent defense litigation costs due to Purdue Pharma.

Form 20-F

Funds used in investing activities for the year ended December 31, 2010 amounted to $19,591 and included $9,203 of acquisition of marketable securities net of proceeds from the maturities of marketable securities. In addition, it also included $9,722 representing our cash contribution of US$18,750 by way of term loans to Angelini Labopharm, which is not eliminated upon proportionate consolidation of the Joint Venture. Funds generated from investing activities for the year ended December 31, 2009 amounted to $33,176 primarily reflecting the proceeds from maturities or disposals of marketable securities net of their reinvestment. Capital expenditures have been kept minimal for the year ended December 31, 2010, as they had been for 2009.

For the year ended December 31, 2010, funds generated by our financing activities amounted to $40,813, which included our proportionate share of Angelini Labopharm’s term loan borrowings from the Partners which are not eliminated upon proportionate consolidation of the Joint Venture, and also included primarily the equity financing completed in February 2010, the $1,000 draw down on the SEDA, as well as the proceeds from the term loan from Paladin of $10,000. For the year ended December 31, 2009, funds generated by our financing activities amounted to $2,345 and reflect primarily the draw down from our revolving credit facility in July 2009.

RELATED PARTY TRANSACTIONS

We have entered into various agreements with the Joint Venture, which include a supply agreement, a support services agreement, and an interest-bearing term loan agreement, for which we have recorded product sales revenue, services revenue and interest income, as previously discussed. These transactions occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

During the year ended December 31, 2010, in the normal course of business, we paid consulting fees of $60 compared to $304 in 2009 to ACPharma Ltd., a company controlled by Anthony C. Playle, who is Managing Director and member of the Board of Directors of our wholly-owned subsidiary, Labopharm Europe Limited, and a former director of the Corporation [up to May 2008] and recorded this amount in selling, general and administrative expenses. These transactions were recorded at their exchange amount and were subject to normal trade terms. The consulting services agreement with ACPharma Ltd. was terminated in March 2010.

OFF-BALANCE SHEET ARRANGEMENTS

To date, we have not had any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Letters of credit amounting to $179 were issued to the lessors of our facilities in the U.S. and Ireland as collateral for our performance of obligations under the leases. These letters of credit are collateralized by specific investments with an estimated fair value of $190 which have been classified as restricted investments, in our consolidated financial statements.

We periodically enter into research, licensing, distribution or supply agreements with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require that we compensate the other party for certain damages and costs incurred as a result of third-party intellectual property claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the intellectual property indemnification obligations prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay. Historically, we have not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

Form 20-F

FINANCIAL INSTRUMENTS

A complete analysis of our financial instruments including their extent, their classification, their carrying value, their fair value including the methods and assumptions used to determine their fair value, as well as a discussion of foreign exchange risk, interest rate risk, credit risk and liquidity risk, including risk sensitivities, can be found in note 24 to the consolidated financial statements for the year ended December 31, 2010, as included in our Annual Report.

OUTSTANDING SHARE DATA

The number of shares outstanding as at March 22, 2011, is 71,571,641, unchanged since December 31, 2010.

As at March 22, 2011, 795,152 warrants for the purchase of one common share each at $0.89 per share were outstanding and exercisable up to December 28, 2012. In addition, pursuant to our public offering completed in February 2010, 13,529,412 warrants were outstanding and exercisable until February 2013, the combination of two warrants allowing the holder to purchase one common share at US$2.30 per share.

The number of options outstanding as at March 22, 2011, is 5,204,450. Outstanding options have increased by 295,000 since December 31, 2010 due to the expiry of 55,000 stock options and the grant of 350,000 stock options.

CONVERSION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Canada’s Accounting Standards Board [“AcSB”] has announced that, effective January 1, 2011, International Financial Reporting Standards [“IFRS”] will replace current Canadian GAAP for publicly accountable enterprises. Financial reporting under IFRS differs from Canadian GAAP in a number of respects, some of which are significant. We plan to prepare our financial statements in accordance with IFRS for periods commencing as of January 1, 2011, when we will prepare both the current and comparative financial information using IFRS. We commenced our IFRS conversion project in 2008.

Pursuant to the October 2008 recommendations of the Canadian Performance Reporting Board relating to pre-2011 communications about IFRS conversion and also to comply with Canadian Securities Administrators Staff Notice 52-320, Disclosure of Expected Changes in Accounting Policies Relating to Changeover to IFRS, we present the following information regarding our IFRS changeover plan. This information is provided to allow investors and others to obtain a better understanding of our IFRS changeover plan and the resulting possible effects on, for example, our financial statements and operating performance measures. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. This information also reflects our most recent assumptions and expectations; circumstances may arise, such as changes in IFRS, regulations or economic conditions, which could change these assumptions or expectations.

Our plan incorporates six significant items, as follows: (i) accounting policies and financial statement preparation, including choices among policies permitted under IFRS, and implementation decisions such as whether certain changes will be applied on a retrospective or a prospective basis; (ii) information technology and data systems; (iii) internal control over financial reporting; (iv) disclosure controls and procedures; (v) training and communications, including investor relations and external communications plans; and (vi) business activities, such as foreign currency activities, as well as other matters that may be influenced by Canadian GAAP measures. Throughout 2011, we will continue to review remaining standards for their application to our operations, carry out impact assessments and provide targeted training.

Form 20-F

Major Differences with Current Accounting Policies

There are currently several differences between IFRS requirements and the existing Canadian GAAP. Some of the more significant ones at present, as they relate to our accounting policies, are set out in the table below, along with their impact on financial reporting in 2011 (and the restated 2010 comparative periods), where currently determinable. The following table highlights the differences we currently consider the most relevant but should not be viewed as an all-encompassing listing at this time.

In situations where choices were permitted under IFRS, we selected those that we believe best reflect our circumstances. Where choices arose amongst equally acceptable alternatives, we gave preference to alternatives that:
1.	minimized earnings volatility that is not related to our core operations;
2.	minimized initial conversion and ongoing compliance costs;
3.	had a neutral impact on income and other taxes; and
4.	were comparable with other organizations operating in the same or similar industry, in order to enhance the comparability of our consolidated financial statements.

Standards	Comparison between Canadian GAAP [“CGAAP”] and IFRS	Preliminary findings
Share-based payments (IFRS 2)
CGAAP: The fair value of the options granted with graded vesting is determined as a single award at the date of grant using the Black-Scholes option pricing model.

IFRS: For the determination of the fair value of the options on the date of grant, the options that have graded vesting must be considered separate awards.
We have determined that there is no significant impact on transition to IFRS of the application of IFRS 2.
Property, plant and equipment (IAS 16)
CGAAP: The historical cost model is required. Assets are to be recorded at cost upon initial acquisition and are to be depreciated over their useful lives.

IFRS: After initial recognition, there is the option to measure property, plant and equipment using either the cost model or the revaluation model (mark-to-fair-market value).

We will continue to use the cost model. There is no impact on the consolidated financial statements.

We expect that the property, plant and equipment will remain componentized as prior to the transition to IFRS.

It should be noted that the disclosure requirements under IFRS are more extensive than those under CGAAP.

Form 20-F

Standards	Comparison between Canadian GAAP [“CGAAP”] and IFRS	Preliminary findings
Leases (IAS 17)
CGAAP: There are quantitative guidelines to distinguish between operating leases and capital (financing) leases. Leases are treated as financing if, at inception:

•      there is reasonable assurance that the lessee will obtain ownership of the leased asset at the end of the lease term or if there is a bargain purchase option;

•      the lease term is 75 per cent or more of the economic life of the leased asset; or

•      the present value of the minimum lease payments is 90 per cent or more of the fair value of the leased asset at the inception of the lease.

IFRS: There are no specific quantitative guidelines to determine whether the risks and rewards of ownership of the leased asset have been transferred. Each asset must be assessed qualitatively to make the determination.
We have determined that there are no instances where an operating lease under CGAAP should be reassessed as a financing lease under IFRS. We believe there will be no impact upon conversion to IFRS.
Leases (IAS 17)
CGAAP: Land and building treated as two separate leases if the land element is significant.

IFRS: Land and building treated as two separate leases if the land element is material to the leased property. Subjective materiality assessment as there is no guidance as to what is material.
We have determined that the value of the land in regards to the value of the leased property was immaterial and thus the leased property will continue to be treated as a single lease under IFRS.
Leases (IAS 17)
CGAAP: In determining the present value of the minimum lease payment for the classification of the lease and measurement, the lessee shall use as discount rate the lower of its incremental borrowing rate or the rate implicit in the lease.

IFRS: The discount rate to be used in calculating the present value of the minimum lease payments is the implicit rate in the lease if practicable to determine.
We believe that there is no impact on transition to IFRS due to the application of IAS 17.

Form 20-F

Standards	Comparison between Canadian GAAP [“CGAAP”] and IFRS	Preliminary findings
Revenue (IAS 18)
CGAAP: We recognize revenue depending on the nature of the underlying transaction. Multiple-element arrangements are separated if necessary and related revenue is recognized over the term over which the Corporation maintains substantive obligations with respect to rendering of services or delivery of products.

IFRS: Under IFRS, the entity must separate multiple-element arrangement and account for them separately unless the separate transactions are linked in such a way that the substance of the transaction cannot be understood if separated.
We have determined that revenue recognition policies applied under CGAAP will not significantly change with the transition to IFRS.
Foreign exchange conversion (IAS 21)
CGAAP: Under current requirements, an entity determines the functional currency of a foreign operation as an integrated or self-sustaining operation and translates it using the temporal method or the current rate method. In the determination of the functional currency of a foreign operation, none of the factors is predominant on the others.

IFRS: Under IFRS, there is no notion of an integrated or self-sustaining entity. An entity must determine its functional currency and the functional currency of all its subsidiaries and joint ventures. There is a hierarchy of the criteria, which are themselves similar as under CGAAP.
We have determined that there is no impact on transition to IFRS due to the application of IAS 21.
Interest in a joint venture (IAS 31, SIC 13)
CGAAP: Under current GAAP, any gain on a non-monetary contribution by a venturer to a joint venture can be deferred if the venturer has a commitment to reinvest any consideration received in the joint venture.

IFRS: The portion of the gain attributable to cash or non-monetary asset dissimilar to the asset contributed received in exchange for a non-monetary contribution to a joint venture is to be recognized pertaining that the realization is not dependant on future cash flows of the jointly controlled entity.

We expect that a portion of the $27,199 deferred revenue resulting from the transfer of the license to the Joint Venture amounting to $14,646 will be recognized as licensing revenue at the date of the transaction, resulting in less deferred revenue under IFRS and therefore less related recognition in licensing revenue in subsequent reporting periods.

Form 20-F

Standards	Comparison between Canadian GAAP [“CGAAP”] and IFRS	Preliminary findings
Presentation of financial instruments (IAS 32)
CGAAP: Under current requirements, an entity must bifurcate the proceeds from the issuance of a compound financial instrument between the liability component and the equity component. The bifurcation may be done using the residual method (fair value for either component of the instrument) or using a pro rata method to allocate the proceeds.

IFRS: The proceeds of the issuance of a compound financial instrument are allocated to the liability component and equity component as follows: fair value of the liability component allocated to the liability and the residual of the proceeds from the issuance is allocated to the equity component.

Under IFRS, a derivative that can be settled by a fixed number of equity for a fixed amount of cash is an equity instrument; otherwise, it is considered a liability.

Under CGAAP, we have allocated the proceeds of compound financial instruments using the relative fair value method.

This allocation will have to be revised on transitioning to IFRS. We elected to use the exemption permitted under IFRS for debt no longer outstanding on the transition date (refer to following table).

As a result of the transition to IFRS, as at January 1, 2010, the deficit should be increased by $987 with a corresponding increase of $9 to warrants, $455 to the long-term debt and $523 to capital stock due to the exercise of the warrants issued as part of the outstanding term loan agreement.

Impairment of assets (IAS 36)
CGAAP: Under current GAAP, fixed assets and depreciable intangibles are assessed for impairment when circumstances suggest that the recoverable value is less than the carrying amount of the asset. The carrying amount of the asset is compared to the undiscounted cash flows from the utilization of the asset.

IFRS: Under IFRS, for the determination of possible impairment, the cash flows are discounted and considered for the smallest cash-generating unit for which cash flows are identifiable independently from other cash flows generated from the Corporation. The maximum period for cash flows is 5 years.
We are currently assessing the impact of this standard and the components of the different cash-generating units for the calculation of the impairment.
Financial instruments derecognition (IAS 39)
CGAAP: If an exchange of debt is accounted for as an extinguishment, the cost incurred may either be recognized in profit and loss of the period or capitalized to the newly issued debt instrument.

IFRS: Under IFRS, the choice of capitalizing the cost to the new debt does not exist.

As the mandatory exemption is only applicable to transactions that occurred before January 1, 2004, we will have to apply the requirement of IAS 39 to our derecognition transactions that occurred since that date, which should result in an increase of long-term debt and an increase in deficit at the transition date of approximately $200.

Form 20-F

We have also made choices concerning certain exemptions from retrospective application of IFRS standards at the time of changeover that are provided by IFRS 1, some of which are set out in the following table. Our current intentions thereon are also indicated.

Optional exemption	Labopharm election
Share-based payment transactions
A first time adopter is encouraged, but not required, to apply IFRS 2 to equity instruments that were granted on or before November 7, 2002. A first time adopter is encouraged, but not required, to apply IFRS 2 to equity instruments that were granted after November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005.

We intend to apply this exemption.

Designation of previously recognized financial instruments
This exemption permits an entity to designate any financial asset that qualifies as available-for-sale at the date of transition to IFRS. Additionally, at the date of transition to IFRS, the Corporation is permitted to designate any financial instrument that qualifies as ‘fair value through profit and loss’.

We intend to use this exemption and redesignate certain previously recognized financial instruments, including our marketable securities.

Compound financial instruments
This exemption permits a first time adopter not to comply with IAS 32 - Financial instruments: Presentation, which requires recognizing separately at inception the equity component and the liability component of a compound financial instrument. This exemption is only permitted in the case where the liability component of a compound financial instrument is no longer outstanding at the date of transition to IFRS.

We intend to use this exemption.

Form 20-F

Progress Towards Completion of Our IFRS Changeover Plan

Summarized hereafter is a description of our progress towards completion of selected key activities of our IFRS changeover plan as of December 31, 2010. Additional information will be provided as we move towards the changeover date.

	SELECTED KEY ACTIVITIES	MILESTONES/DEADLINES	PROGRESS TO DATE
Accounting policies and financial statement preparation
Identify relevant differences between IFRS and our accounting policies and practices and design and implement solutions

Evaluate and select one-time and ongoing accounting policy alternatives

Benchmark findings with peer companies

Prepare financial statements and related note disclosures to comply with IFRS

Quantify the effects of changeover to IFRS

Assessment and quantification of the significant effects of the changeover completed by the second quarter of 2010

Final selection of accounting policy alternatives and quantification of impact by the changeover date

Preliminary identification of IFRS differences completed by the third-party experts and review by management completed

Evaluation and selection of accounting policy alternatives is substantively completed

Measurement and quantification of impact of change in accounting policies underway

Expected changes in IFRS being monitored

Information technology and data systems
Identify and address IFRS differences that require changes to financial systems

Evaluate and select methods to address need for dual recordkeeping during 2010 (i.e., IFRS and Canadian GAAP) for comparatives and budget and planning purposes in 2011
		Changes to significant systems and dual record-keeping process to be completed in time for the changeover date	No IFRS differences with significant system impacts have been identified to date Dual record-keeping solution design and implementation is underway

Form 20-F

SELECTED KEY ACTIVITIES	MILESTONES/DEADLINES	PROGRESS TO DATE
Internal control over financial reporting (ICFR)
Revise existing internal control processes and procedures to address significant changes to existing accounting policies and practices, including the need for dual recordkeeping during 2010

Design and implement internal controls with respect to one-time changeover adjustments and related communications

Changes to be completed by the first quarter of 2011. Conduct management evaluation of new or revised controls throughout 2011

Update the Chief Executive Officer/Chief Financial Officer certification process by the first quarter of 2011
Monitoring design of solutions to address IFRS differences to permit concurrent design or revision and implementation of necessary internal controls
Disclosure controls and procedures (DC&P)	For changes to accounting policies and practices identified, assess the DC&P design and effectiveness implications	See ICFR deadlines above	MD&A disclosures have begun and are updated quarterly
Training and communication	Provide training to affected employees of operating units and management Communicate progress of changeover plan to internal and external stakeholders
Timely training provided to align with work under changeover - training to be completed by the first quarter of 2011

Communicate effects of changeover for 2011 financial planning process, by the first quarter of 2011

Selected training for resources directly engaged in the changeover and general awareness to broader group of finance employees

Periodic internal and external communications about our progress are ongoing

Third-party experts are assisting in the transition

Form 20-F

SELECTED KEY ACTIVITIES	MILESTONES/DEADLINES	PROGRESS TO DATE
Business activities
Identify impact of changeover on contractual arrangements, including customer and supplier agreements, financial covenants and employee compensation plans

Make any required changes to arrangements and plans
	Changes to be completed by the first quarter of 2011	No potential impacts have been identified to date

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

As at December 31, 2010, an evaluation of the effectiveness of our disclosure controls and procedures, as defined in the rules of the SEC and CSA, was carried out. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that the disclosure controls and procedures of the Corporation were effective.

Also at December 31, 2010, an evaluation of the effectiveness of internal controls over financial reporting, as defined in the rules of the SEC and CSA, was carried out to provide reasonable assurance regarding the reliability of financial reporting and financial statement compliance with GAAP. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that the internal controls over financial reporting of the Corporation were effective and provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

These evaluations were based on the framework established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, a recognized control model, and the requirements of National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings of the CSA. A disclosure committee comprised of members of senior management assists the President and Chief Executive Officer and the Chief Financial Officer in their responsibilities.

All control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention or overriding of the controls or procedures. As a result, there is no certainty that our disclosure controls and procedures or internal control over financial reporting will prevent all errors or all fraud.

There were no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Form 20-F

Item 6 Directors, Senior Management and Employees

A.	Directors and senior management

Non-executive Directors

The following table sets forth information about our Non-Executive Directors as of March 22, 2011. The name and province/state of residence of each of our Director, principal occupation, and the year each Director first became a Director of the Corporation.

Name and residence	Career profile
Santo J. Costa (a) North Carolina, United States Independent Director since 2006
Mr. Costa is Chairman of the Board of Labopharm and is currently Of Counsel with Smith, Anderson, Blount, Dorsett, Mitchell and Jernigan, L.L.P., of Raleigh, North Carolina specializing in corporate law for healthcare companies. Mr. Costa currently serves as a director of Cytokinetiks Inc. and Biovest Corp. I, reporting issuers whose shares are listed on the NASDAQ and the TSX Venture Exchange respectively.

From June 2001 to August 2007 he was Of Counsel with the law firm Williams, Mullen, Maupin, Taylor.  Previously, Mr. Costa held the role of Vice Chairman and before that, President and Chief Operating Officer of Quintiles Transnational Corporation. Prior to joining Quintiles, Mr. Costa held the positions of General Counsel and Senior Vice-President Administration with Glaxo Inc., US Area Counsel with Merrell Dow Pharmaceuticals and Food & Drug Counsel with Norwich Eaton Pharmaceuticals.

Mr. Costa is an Adjunct Professor in the clinical research program at the Campbell University School of Pharmacy.

Julia R. Brown (B) California, United States Independent Director since 2006
Mrs. Brown is Strategic Advisor to the life science industry since 2003 and a certified director. She serves on the board of CONNECT, an organization that fosters innovation, entrepreneurship and the formation of new companies. In May 2010, she was appointed to the board of Corporate Directors Forum, a San Diego organization dedicated to making boards more effective. She is Chair of the Board of Trustees of the University of California, San Diego Foundation and a member of the CleanTECH San Diego board. Mrs. Brown currently serves as a director of Targacept, Inc., a reporting issuer whose shares are listed on the NASDAQ.

Mrs. Brown has an extensive and diverse background in the life-sciences industry. From 2000 to 2003, Mrs. Brown was Executive Vice President of Amylin Pharmaceuticals, Inc. where she served as Advisor to the Chief Executive Officer until 2008. Previously, she was Executive Vice President of Dura Pharmaceuticals from 1995-1999 and spent more than 25 years with Eli Lilly and Company in progressively more senior roles. In December 2010, Ms. Brown received CONNECT's award for "Distinguished Contribution to the Life Science Industry".

She is a graduate of Louisiana Tech University where she studied microbiology and biochemistry.

Richard J. MacKay(a) Québec, Canada Independent Director since 1995
Mr. MacKay is Chairman of the Advisory Board of Valeo Pharma Inc. From 1976 to 2009, he was President and Chief Executive Officer of Stiefel Canada Inc.

Mr. MacKay has a vast experience in management and sales in the pharmaceutical industry, particularly in Asia and North America. Mr. MacKay is a former Chairman of the Board of the Pharmaceutical Manufacturers Association of Canada (now Canada's Research-Based Pharmaceutical Companies (Rx&D)), and a former director of the Nonprescription Drug Manufacturer of Canada (now Consumer Health Products Canada) and the Canadian Dermatology Foundation.

Mr. MacKay graduated of Sir George Williams University (now Concordia University) and recipient of advanced business diplomas from both Harvard University and École des Hautes Études Commerciales (now HEC Montreal).

Frédéric Porte(C) Québec, Canada Independent Director since 1998
Mr. Porte is the founder and President of Medipress Management Inc., a company offering strategic and financial planning in the health care sector and is also a venture partner of Genesys Capital, a venture capital organization. Mr. Porte is currently Chairman of the board of directors of Ambrilia Biopharma Inc. a Canadian reporting issuer.

In 1981, he founded L’Actualité Médicale Inc., a publishing company the assets of which were sold in 1985. In 1987, he founded and was President of Clinidata Inc., a medical and pharmaceutical software company, which was purchased by Hoechst Marion Roussel (now Sanofi-Aventis S.A.) in 1994.

Mr. Porte holds a Diplôme d’études approfondies (D.E.A.) in social and economic information from L’Université Paris-Sorbonne in France, as well as a degree in Business Administration and Finance from L’École Supérieure de Commerce in Lyon, France.

Lawrence E. Posner(a) Connecticut, United-States Independent Director since 2007
Dr. Posner is currently a partner at Vedanta Capital, a private equity firm in New York City, New York, specializing in direct healthcare investments. He has spent 25 years in the pharmaceutical industry and until recently held the title of Senior Vice President, Special Medical Liaison, for Bayer HealthCare, Pharmaceutical Division in West Haven Connecticut. He was formerly a member of the Scientific Advisory Board of Invesco Private Equity.

Dr. Posner began his career in the pharmaceutical industry in 1983 at the American Cyanamid Company’s Lederle Laboratories, and later moved to the Bayer Corporation’s U.S pharmaceutical headquarters in West Haven, Connecticut. There he held positions of increasing responsibility including Senior Vice President, U.S. Pharmaceutical Research and Development, SVP North American Product Development, and SVP and Head of Worldwide Regulatory Affairs for pharmaceutical products. He left Bayer in 2003 to become head of US R&D for Yamanouchi Pharma Ltd. of Tokyo, Japan, but left that position in 2004 following the merger with Fujisawa, and the relocation of the Company’s offices to Chicago, Ill. In his roles in pharmaceutical R&D Dr. Posner has filed more than ten original US and foreign new drug applications and over 50 supplemental applications for new dosage forms and uses. He and his wife, Amy Newburger, a dermatologist, have two children and reside in Greenwich, Connecticut. Dr. Posner received his AB degree in Latin American Studies from Brandeis University in Waltham, Mass., and his MD from Case Western Reserve University, in Cleveland Ohio, where he was a member of the honor medical society, AOA.

He completed his internal medicine training at the New York University Medical Center, and subspecialty training in medical oncology at the National Cancer Institute in Bethesda, Maryland, where he spent several years studying RNA tumor viruses in the Laboratory of Tumor Cell Biology under Dr. Robert Gallo. In 2005 he returned to school full time to complete a Master’s Degree in Economics at the University of Connecticut.

Form 20-F

Name and residence	Career profile
Jacques L. Roy(B) (C) Québec, Canada Independent Director since 2001
Mr. Roy is consultant and has over 25 years of experience working in the fields of finance, venture capital and mergers and acquisitions. From May 2005 to January 2007 he was Vice-President, Finance and Corporate Development with Omega Laboratories Limited Investment and from March 2004 to April 2005 Manager - Life Sciences with FSTQ.

Throughout the course of his career, Mr. Roy has served on the board of directors of more than 15 companies (including various life sciences companies) as well as on the audit committee of a number of such companies.

Mr. Roy holds a Bachelor of Commerce degree (B.Comm.) from McGill University

Rachel R. Selisker(B) (C) North Carolina, United States Independent Director since 2008
Ms. Selisker is President of Seamark Advisors LLC, a consulting firm providing financial consulting services to the healthcare industry. She is a Certified Public Accountant and a senior financial executive with diverse advisory experience in the healthcare industry. She also serves as a member of the board of directors of several other corporations and organizations, including Wake Technical Community College Foundation. Ms. Selisker currently serves as a director of NPS Pharmaceuticals Inc., a reporting issuer whose shares are traded on the NASDAQ.

She was from March 2006 to May 2007, Chief Financial Officer of AAIPharma, Inc. From January 2001 to March 2006, she served as Managing Director of the Raleigh, North Carolina offices of Thompson Clive & Partners Inc., a venture capital firm based in London. Prior to joining Thompson Clive, Ms. Selisker served from July 1987 to February 2000 as Chief Financial Officer, and from February 2000 to January 2001 as Senior Vice President, Global Shared Services, of Quintiles Transnational Corp., at that time, a publicly held pharmaceutical services organization providing development, sales and other professional services to pharmaceutical, biotechnology and healthcare companies on a worldwide basis.

 (A)           Member of the Corporate Governance and Nominating Committee.
 (B)           Member of the Compensation Committee.
 (C)           Member of the Audit Committee.

Arrangement with Fonds de solidarité des travailleurs du Québec (F.T.Q.), or FSTQ

Labopharm and the FSTQ entered into an agreement on May 29, 2001 (the “FSTQ Agreement”) pursuant to which: (i) as long as FSTQ holds 5% or more of the issued and outstanding Shares, FSTQ has the right to designate two nominees to represent it on our Board of Directors; (ii) as long as FSTQ holds 1% or more and less than 5% of the issued and outstanding Shares, FSTQ has the right to designate one nominee to represent it on our Board of Directors; and (iii) the FSTQ Agreement will be in force as long as FSTQ holds 1% or more of the issued and outstanding Shares.

As at March 22, 2011, to the knowledge of our directors and officers, FSTQ held 1,355,087 Shares representing approximately 1.89% of all issued and outstanding Shares. Consequently, FSTQ is entitled under the FSTQ Agreement to designate one nominee for election to the Board of Directors.

Form 20-F

Senior management

The following table sets forth information about our executive officers as of March 22, 2011.

Name and municipality of residence	Position	Career profile
Mark A. D’Souza Quebec Canada Officer with Labopharm since 2006	Director, President and CEO
Mark A. D’Souza was appointed President and CEO of Labopharm, effective March 14, 2011, replacing James R. Howard-Tripp. Mr. D’Souza joined Labopharm as Chief Financial Officer in September 2006 and brings to Labopharm a strong knowledge of financial management and extensive international and public company expertise.

Prior to joining Labopharm, Mr. D’Souza served as Vice President, Finance with Quebecor Media Inc., having spent 9 years with the Quebecor Group in a number of domestic and international assignments, with corporate responsibilities for budgeting and reporting, corporate finance, investor relations, tax planning, risk management, purchasing and human resources. Prior to joining Quebecor he was the Finance Director of the Société Générale de Financement du Québec and has held corporate finance positions at the Royal Bank of Canada and the Union Bank of Switzerland (Canada). Mr. D’Souza is a member of the Quebec bar and began his career as a lawyer with the law firm Hemens Harris and Associates.

Mr. D’Souza holds an MBA from the École des Hautes Études Commerciales (1989) and an LLL (1981) from the University of Montreal.

Damon C. Smith Quebec Canada Officer with Labopharm since 2002	Senior Vice-President, Research and Development
Dr. Smith brings to Labopharm more than 21 years experience directing research and development programs for growth-oriented pharmaceutical companies. Mr. Smith has taken three products from development through to commercialization.

Most recently, he was Director of Research at Montreal-based ConjuChem Inc., where he was responsible for all research and early development operations, including the management of both internal and external collaborative research programs. Prior to joining ConjuChem, Mr. Smith was Executive Director of Development at Protherics Ltd. and Director of Development at Therapeutics Antibodies Inc., both of which are based in the United Kingdom.

Mr. Smith holds a B.Sc. and a PhD. in biological chemistry from the University of Essex, United Kingdom.

Sylvain Guénette(1) Quebec Canada Officer with Labopharm since 2009	Chief Financial Officer
Mr. Sylvain Guénette, CA is Chief Financial Officer of Labopharm. He previously was Vice President and Controller from February 2008 and controller of Labopharm from September 2002 to February 2008.

Prior to joining Labopharm, Mr. Guénette was Corporate Controller at Les Systèmes Proxima Ltée from August 2001 to August 2002 and was Director of finance and operations of the Montreal office of Nurun Inc. from 1999 to 2001 and previously held various positions within the Quebecor group since 1994.

Jeffrey M. Dayno(2) Pennsylvania United States Officer with Labopharm since 2010	Chief Medical Officer
Dr. Dayno is Chief Medical Officer of Labopharm and as such, is responsible for leading the clinical activities for Labopharm’s drug development programs, as well as overseeing the Company’s medical affairs functions, including medical information and pharmacovigilance, for all commercialized products. He has extensive experience in both the global pharmaceutical industry and clinical practice settings.

Dr. Dayno was previously with Cephalon, Inc., where he was Vice President, Medical Services overseeing a team of Medical Directors in support of commercial franchises. Prior to his tenure at Cephalon, Dr. Dayno spent seven years with Merck & Co., Inc. in increasingly senior Medical Services positions, culminating in his role as Senior Director, Medical Services, U.S. Medical & Scientific Affairs. In addition, Dr. Dayno has held a number of clinical appointments, including Clinical Assistant Professor of Neurology, Jefferson Medical College (Philadelphia) and Medical Director Jefferson Health Systems Stroke Center Network (Philadelphia).

Gregory M.C. Orleski Quebec Canada Officer with Labopharm since 2008	Vice-President, Business Development
Mr. Orleski brings more than 20 years of experience in a wide variety of senior business roles to his current position and until recently, held the title of Division Counsel, Abbott Laboratories International, Pharmaceutical Products Group.

Specifically, Mr. Orleski brings extensive international experience in providing strategic commercial support on diverse projects related to nearly every facet of the pharmaceutical, diagnostic and nutritional sectors, including business development, life cycle management, product development, regulatory matters, government relations, market access and, structuring and advising on a wide range of significant commercial agreements, partnerships and transactions.

Mr. Orleski received a Bachelor of Economics from the University of Alberta and then went on to obtain two law degrees from McGill University.

Sybil Skinner- Robertson Quebec Canada Officer with Labopharm since 2009	Vice-President, Regulatory Affairs
Mrs. Skinner-Robertson joined Labopharm in April 2001 as Director Clinical Development. She has held several senior positions within Labopharm such as Global Head of Medical Affairs and Director of Clinical Development.

Prior to joining Labopharm, Mrs. Skinner-Robertson was Senior Manager at MethylGene Inc. from January 2001 to April 2001, National Clinical Search Associate (CRA) Manager of Novartis Pharmaceuticals Canada Inc. from December 19998 to January 2001 and Clinical Search Project Manager/CRH Manager Western Canada from April 1997 to December 1998. She also held other positions in the Health Science industry.

Mrs. Skinner-Robertson holds a Bachelor Degree in Science Nursing from the University of Victoria and is currently a PHD candidate in Pharmacology at the University of Montreal

(1)	Mr. Sylvain Guénette was appointed as Chief Financial Officer of Labopharm effective as of March 22, 2011.
(2)	Dr. Jeffrey M. Dayno was appointed as Chief Medical Officer of Labopharm as of May 5, 2010.

Form 20-F

Term of office:

Officers hold their offices until the meeting of the Board of Directors following the annual meeting of the shareholders of the Corporation following their nomination or until their successors are duly appointed.

The address of each of our executive officers and Directors is c/o Labopharm Inc., 480 Armand-Frappier Boulevard, Laval, Québec, Canada, H7V 4B4.

B.	Compensation

Compensation or directors and executive officers - Compensation Discussion and Analysis

This section discusses the Corporation’s executive compensation policies and programs primarily as they relate to the President and Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers (the “Named Executive Officers”), and the directors. The information included in this Item 6B. is presented as of December 31, 2010.

Mandate our Compensation Committee

The Compensation Committee is responsible for reviewing and recommending to the Board the compensation of our directors and senior executive officers. The mandate of the Committee is primarily to ensure that our executive compensation policies and programs are supportive of business strategies, competitive in the markets in which the Corporation competes for human resources and supportive of the long term interests of the Corporation and its shareholders.

Compensation Philosophy

      Our executive compensation policies and programs are designed to attract, retain and motivate leadership talent. Our executive compensation also aims at:

-
Linking a significant portion of each executive’s total compensation directly to the attainment of individual and team-based objectives that are intended to promote the development of the Corporation and to create value for shareholders;

Form 20-F

-	Incenting executives to improve overall Corporation performance through short and long-term reward programs; and

-	Providing long-term incentive opportunities to ensure that management’s interests are aligned with those of the shareholders through Share price performance.

Compensation Decision Making Process

The Compensation Committee reviews and recommends annually to the Board the compensation of the Named Executive Officers and other executives. In reviewing executive compensation, the Compensation Committee will rely primarily on:

-
A benchmarking analysis of Labopharm’s executive compensation against the median of a peer group conducted by an independent external compensation consultant. This benchmarking exercise reviews base salary, short-term cash compensation and long-term incentives offered to the Named Executive Officers and compares them to what is being offered by the Corporation’s peer group for similar positions. This assessment is not meant to establish limits within which compensation must be fixed, but rather to assess the competitiveness of the Corporation’s compensation in order to attain the Corporation’s underlying compensation objectives described above;

-	A performance evaluation of the President and Chief Executive Officer, to determine if changes to his compensation are appropriate, based on the various considerations described below; and

-
The President and Chief Executive Officer’s analysis of the performance and contribution of the other Named Executive Officers and recommendations on any changes to their compensation. The Compensation Committee gives considerable weight to the President and Chief Executive Officer’s evaluation of other Named Executive Officers, because of his direct knowledge of each Named Executive Officer’s performance and contribution. No other Named Executive Officer has any input into executive compensation decision.

Independent Compensation Consultant

The Compensation Committee has the authority to retain the services of independent external consultants who provide it with necessary information on market trends and best practices regarding compensation policies and programs as well as the competitiveness of the Corporation’s executive compensation. The Compensation Committee is thus kept well informed so that it can make sound decisions that can also take into account factors other than the information and recommendations of the external consultants.

For fiscal 2010, the Compensation Committee retained the services of Radford, an Aon Hewitt Company (“Radford”), as its independent compensation consultant to assist it in reviewing the competitiveness and appropriateness of the Corporation’s compensation programs.

The services of Radford in 2010 mainly involved assisting the Compensation Committee in reviewing the Corporation’s compensation philosophy, identifying a market comparator group of peer companies, reviewing the Corporation’s executive compensation levels relative to the Corporation’s peers, providing information on evolving market practices and governance trends, and developing recommendations covering salary, bonus and long-term incentive compensation for executive compensation.

The Compensation Committee reviews and pre-approves all fees and terms of service for consulting services provided by its independent compensation consultant. These fees paid to Radford during fiscal 2009 and 2010 were as follows:

Type of fee	Fiscal 2010 fees ($)	Fiscal 2009 fees ($)		Percentage of fees for both fiscal (%)
Fees for Compensation Committee mandates	36,039	32,339	(1)	100	(2)
Other fees	-	-		0
(1)	Amounts paid in US dollars are converted into Canadian dollars using the prevailing exchange rate as at the date of the invoice.
(2)	Radford is an Aon Hewitt Company. No other fees were paid to Aon Hewitt.

Form 20-F

Benchmark

The Compensation Committee believes that maintaining competitive executive compensation is essential to meet the Corporation’s compensation objective of attracting, retaining and motivating a strong executive team. In order to ensure that the Corporation’s executive compensation is and remains competitive, the Compensation Committee benchmarks executive compensation annually in relation to that offer by the companies in the Corporation’s peer group or the Peer Group.

Because the Corporation competes for talent in Canada and in the United States, the Corporation uses a Peer Group composed of Canadian and U.S. biotechnology companies. The composition of the Peer Group is recommended by Radford and approved by the Compensation Committee on an annual basis in order to ensure that the companies forming part thereof are comparable to the Corporation. The following criteria were used to establish our Peer Group:

-	Companies competing with us in our markets for human resources;

-	Companies that are comparable to us in size and complexity based on various metrics such as the number of employees, revenues, research and development expenses, and market capitalization; and

-	Companies with a pharmaceutical product on the market or in the later stages of clinical trials working towards bringing such product to the market.

Form 20-F

Based on these criteria, our Peer Group is currently composed of the following companies.

	2010
Company	Number of Employees	Revenues in million of $US Dollars	R & D Expense in million of $US Dollars	Market Capitalization(1) in million of $US Dollars
Canadian Peers
Aeterna Zentaris Inc.	99	63.2	44.2	104.8
Cardiome Pharma Corp.	84	52.1	29.0	350.5
Nuvo Reasearch Inc.	72	8.4	8.2	79.3
Paladin Labs Inc.	115	104.7	6.9	505.7
QLT Inc.	142	42.1	28.6	290.1
Theratechnologies Inc.	98	18.8	21.2	302.6
Transition Therapeutics Inc.	36	2.4	16.8	62.2
U.S. Peers
Adolor Corporation	114	37.4	43.9	57.5
Alexza Pharmaceuticals, Inc.	90	9.5	39.8	65.6
Cadence Pharmaceuticals, Inc.	90	0.0	19.5	443.9
Columbia Laboratories, Inc.	62	32.2	8.6	115.3
Cypress Bioscience, Inc.	150	27.3	12.0	155.1
Depomed, Inc.	73	57.7	34.9	256.0
DURECT Corporation	127	24.3	34.6	237.2
GTx, Inc.	120	14.7	32.3	122.7
Inspire Pharmaceuticals, Inc.	240	92.2	51.1	602.1
Momenta Pharmaceuticals, Inc.	176	20.2	60.6	699.5
Nektar Therapeutics	335	71.9	95.1	1,419.4
NeurogesX, Inc.	45	2.0	11.2	129.0
Pain Therapeutics, Inc.	27	20.6	21.1	301.0
PenWest Pharmaceuticals Co.	39	20.8	12.4	159.1
POZEN Inc.	31	32.2	22.5	213.2
Progenics Pharmaceuticals, Inc.	204	49.0	49.8	161.1

Labopharm Inc.	130	23.4	12.1	84.5
(1) As of October 22, 2010. Canadian peer’s financial data is expressed in US$, converted at a rate of US$0.9523 per $1.00.

Discretion and Judgment

The Compensation Committee reviews compensation practices at peer companies to ensure that total compensation offered to our senior executives is competitive. Consequently, the Committee will generally aim to offer to the Corporation’s Named Executive Officers compensation packages that, as a whole, are within a reasonable range of the 50th percentile for a comparable position within the Peer Group. The Compensation Committee, however, exercises discretion and judgment in determining compensation, carefully considering other factors in its review such as the experience, responsibilities, length of service and performance of an Named Executive Officer before finalizing its compensation decision and recommendation to the Board. The Committee also takes into consideration the Corporation’s financial performance, budgetary constraints and restrictions or limitations on the availability of certain compensation components.

Elements of our Compensation Programs

The Corporation’s executive compensation policies and programs are designed so as to constitute adequate reward for services and incentive for executive officers to promote the development of the Corporation and increase shareholder value. The Corporation’s compensation strategy is therefore weighted towards various pay-for-performance components.

Form 20-F

Our compensation mix facilitates the furtherance of the Corporation’s objectives by allowing adjustments to be made to the overall structure of compensation schemes and/or individual packages in order to promote the achievement of certain team-based or personal objectives or to take into consideration other factors such as seniority, experience, skills and performance.

Concretely, this means that certain components of compensation may be higher than the median of the Peer Group in some cases while other components are lower in order to better address such objectives and factors.

The main components of the Corporation’s compensation mix consist of:

(i)	Base Salary

Base salary makes up the fixed portion of total compensation and is meant to attract and retain executive officers. Base salaries are reviewed in the first quarter of every fiscal year. In defining base salary, the Compensation Committee will give considerable weight to the competitiveness of the base salary offered in comparison to the market median of the Peer Group for a comparable position. The Compensation Committee will also consider evolving trends in the market and then determine if adjustments are necessary based on the scope of each Named Executive Officer’s responsibilities relative to other members of the executive team, his or her experience in similar positions, the length of service with the Corporation, his or her geographical location and internal equity. Increases in salary from one year to the other, if any, are also subject to budgetary constraints and other financial considerations.

After having reviewed and analyzed the salaries paid to presidents and chief executive officers occupying similar positions and performing similar functions at companies within the Peer Group, the Compensation Committee will make a recommendation to the Board for approval of the base salary of the President and Chief Executive Officer. For other Named Executive Officers, the President and Chief Executive Officer will generally make a recommendation for each Named Executive Officer to the Compensation Committee, and the Committee will then recommend to the Board a proposed base salary for each individual.

(ii)	Short-Term Incentive Plan - Bonus Awards

Our short term incentive plan provides for an annual, variable, cash incentive designed to motivate participants to achieve corporate objectives and to reward exceptional performance and contribution. All our employees, including the Named Executive Officers are eligible to receive an annual bonus award. Payments, if any, are based on the Corporation’s overall performance as compared to corporate objectives defined by the Compensation Committee and approved by the Board, as well as individual performance.

The Corporation’s short term incentive plan is based on a “team” approach under which executives at the same level of general responsibility receive the same target bonus opportunity. Under our plan, the President and Chief Executive Officer is eligible to receive a bonus of up to 60% of his annual base salary, while other Named Executive Officers are eligible to a bonus of up to 40% of their base salary. This makes the potential bonus payment in line with the 50th percentile for each Named Executive Officer when compared to the Peer Group. The Committee believes that this encourages achievement of objectives and rewards high performance.

Form 20-F

Corporate Objectives

Annually, the Compensation Committee reviews and recommends to the Board the approval of the Corporation’s corporate objectives for that fiscal year. Because the Corporation is in a developmental stage, these corporate objectives are generally defined in terms of progress towards established objectives which may enhance the overall performance, profitability and long term growth of the Corporation, such as achieving certain financial targets, concluding important contracts or partnerships, realizing advances in our research and development programs, and obtaining favourable clinical results or regulatory approval of a product. Each objective is then weighted according to its importance and criticality.

The following table provides a list of the 2010 objectives adopted by the Board. For fiscal 2010, 70% of the Corporation’s corporate objectives related to product-oriented goals, while the balance of 30% related to financial and business development goals

OBJECTIVES(1)	WEIGHTING
• Approval and successful commercialization of the Corporation’s once-daily trazodone formulation OleptroTM in the United States	20% financial 20% regulatory Total: 40%
• Build the OleptroTM launch readiness	20%
• Increase Tramadol product unit sales outside of the United States	10%
• Increase overall revenue	10%
• Further advance and develop the Corporation’s pipeline of product candidates	10%
• Achieving certain financial targets, such as increasing liquidity to support the Corporation’s business plan and continue to improve cost management:	10%
(1)
Certain objectives mentioned in this table also comprise key achievements or targets that are confidential. These confidential achievements or targets represent approximately 50% of the Corporation’s total corporate objectives and were viewed by the Compensation Committee and the Board as being challenging to management but realistically achievable.

Individual contribution

President and Chief Executive Officer
For fiscal 2010, the individual performance of the President and Chief Executive Officer was closely linked to the realization of the Corporation’s corporate objectives and the good stewardship of the Corporation in general. As a result, 100% of our President and Chief Executive Officer’s personal objectives were assessed on the achievement of the Corporation’s corporate objectives.

Other Named Executives Officers
For fiscal 2010, the individual performance of other Named Executive Officers was established at the discretion of the President and Chief Executive Officer and was the result of the assessment of their leadership behaviours and their ability to adhere to and instill the organization’s values, as well as their individual contribution to the achievement of the corporate objectives.

Calculation of Bonus Payouts

Bonus payouts under our short term incentive plan are calculated using a formula pursuant to which bonus payouts in any given year are dependent upon the Named Executive Officer’s target bonus, a Corporation multiplier which is intended to reflect Corporation performance in meeting corporate objectives established by the Compensation Committee, and an individual multiplier which rates individual performance and contribution.

Form 20-F

(iii)	Option Grants

All Named Executive Officers are eligible to receive stock option grants. We believe that stock options provide value in three ways:

• by closely aligning management interests with those of shareholders vis-à-vis share price performance;
• by acting as a means to attract high potential executives in competition to larger, more established companies; and
• by having long-term retention value.

When, upon the recommendation of the Compensation Committee, the Board grants options, it follows competitive long-term incentive compensation practices such that the size and value of these grants are intended to place our Named Executive Officers in a competitive position as compared to the estimated value of the options granted to executives occupying similar positions and performing similar functions at companies within the Peer Group.

When the Compensation Committee recommends to the Board the size of new grants to each Named Executive Officer, it considers several factors which are benchmarked with similar positions in the Peer Group, including the number of shares underlying the grant, the size of the grant as a percentage of all grants, the long term incentive value of the grant based on a Black-Sholes valuation, and the level of potential ownership in the Corporation the grant represents. The Compensation Committee also takes into account the number and term of previously granted options and gives careful consideration to the overall dilution created by equity grants as measured by the size of the equity pool of shares reserved for options granted when compared to the total number of shares outstanding.

Options granted by the Board upon the recommendation of the Compensation Committee to our Named Executive Officers normally vest as follows:

• one-third on the date of the grant;

• an additional one-third on the first anniversary of the date of the grant; and

• the remainder on the second anniversary of the date of the grant.

(iv)	Other Benefits

The Corporation does not offer pension benefits to its executives. Perquisites and personal benefits are provided to executive officers based on competitive practices, business needs and specific circumstances.

Form 20-F

Information on the Compensation of the Named Executive Officers

In February 2011, the Compensation Committee examined the results obtained for the Corporation as a whole relative to the corporate objectives set at the beginning of fiscal 2010 and approved the compensation payable to the Named Executive Officers based on the level of achievement of the corporate objectives and each one’s individual contribution. It then recommended that the Board approves it.

Base Salary

In February 2010, the Compensation Committee recommended that increases in base salaries for each Named Executive Officer should be targeted at 2.7%, consistent with the recommendation of Radford, its independent compensation consultant, based on review of our Peer Group and considering experience and individual contribution. The increases that were provided to the Named Executive Officers in 2010 result in base salaries that approximate the median, being the 50th percentile, of the Corporation’s Peer Group.

Annual Bonus Awards

President and Chief Executive Officer
For fiscal 2010, although we were gratified with significant progress made on many of our corporate objectives fixed at the beginning of the fiscal year and identified hereinabove as well as other valuable accomplishments in product development, certain expectations linked to these objectives, particularly the revenue generated by the commercialization of OleptroTM for fiscal 2010 were below the Corporation’s expectations, the Compensation Committee therefore recommended to the Board not to pay an annual bonus to Mr. James Howard-Tripp.

Other Named Executive Officers
For fiscal 2010, upon recommendation from the President and Chief Executive Officer and to recognize the individual contribution of our Named Executive Officers in the significant progress and achievement of certain corporate objectives, the Compensation Committee recommended to the Board that annual bonuses be granted to our Named Executive Officers. These corporate objectives are:

•	Approval and successful commercialization of the Corporation’s once-daily trazodone formulation OleptroTM in the United States:

•	On February 3, 2010, the U.S. Food and Drug Administration approved our once-daily trazodone product - OleptroTM.

•
On May 20, 2010 we completed our joint venture agreement with Gruppo Angelini for the commercialization of OleptroTM in the United States. OleptroTM was launched in the United States on August 10, 2010 by Angelini Labopharm.

Specific financial targets for the determination of bonuses are confidential, as they represent competitive, sensitive information. These confidential achievements or targets represent approximately 50% of the Corporation’s total corporate objectives. If disclosed, it would be prejudicial to the Corporation as it would allow competitors to know the strategic plans of the Corporation. These objectives are viewed by the Compensation Committee and the Board as set at a challenging level.

Form 20-F

Option Grants

In 2009, the Compensation Committee reviewed, with the assistance of its independent compensation consultant, the effectiveness of the Corporation’s equity-based compensation to Named Executive Officers. This assessment was carried out by comparing the competitiveness of the Corporation’s long term incentive grants to the Peer Group using several comparison methods. For 2010, this analysis showed that long term compensation to the Corporation’s Named Executive Officers was below the median of the Peer Group in terms of levels of executive ownership and retention value.

Although the option grants were limited in 2010 given the pool constraints that the Corporation faced, the Compensation Committee is committed to providing grant level that approximates the 50th percentile in order to better continue to align management’s motivation with shareholders’ interests.

All options were granted for fiscal 2010 at an exercise price equal to the closing price of the Corporation’s Shares on the date of the grant with a vesting period over two years in accordance with the Corporation’s Plan.

Summary Compensation Table - Named Executive Officers

The following table is presented pursuant to Canadian securities legislation. It details the total compensation paid by Labopharm and its subsidiaries to each of the Named Executive Officers during the past three fiscal years.

Name and principal position	Year	Salary ($)		Option-based awards(1)(2) ($)	Non-equity incentive plan compensation		Pension value ($)	All other compensation (4) ($)		Total compensation ($)
					Annual incentive plans(3) ($)	Long-term incentive plans ($)
James R. Howard-Tripp President and Chief Executive Officer(5)	2010	534,280		136,917	-	-	-	-		671,197
	2009	520,235		354,250	-	-	-	-		874,485
	2008	520,235		539,500	185,938	-	-	-		1,245,673
Mark A. D’Souza Senior Vice-President and Chief Financial Officer(6)	2010	319,022		68,459	62,127	-	-	-		449,608
	2009	310,635		119,900	-	-	-	-		430,535
	2008	310,635		166,000	74,975	-	-	-		551,610
Mary Anne Heino(7) President, Angelini Labopharm, LLC	2010	328,398	(8)	68,459	62,100	-	-	-		458,957
	2009	354,402	(8)	98,100	-	-	-	-		452,502
	2008	331,135	(8)	166,000	81,458	-	-	53,323	(8)(9)	631,916
Damon C. Smith Senior Vice-President, Research & Development	2010	314,544		68,459	61,255	-	-	-		444,258
	2009	306,275		98,100	-	-	-	-		404,375
	2008	306,275		199,200	57,654	-	-	-		571,185
Gregory M.C. Orleski Vice-President, Business Development	2010	275,000		-	55,000	-	-	-		330,000
	2009	275,000		54,500	-	-	-	-		329,500
	2008	271,827	(10)	74,000	40,871	-	-	-		386,692

(1)
The fair value of options granted was estimated at the date of grant using the Black-Scholes option pricing model based on the grant date closing price on the TSX of the Corporation’s Shares ($1.14 for 2010, $1.46 for 2009, and $2.57 for 2008) and the following weighted average assumptions:

For the years ended December 31,	2010	2009	2008
Expected volatility	82.41%	100%	77%
Expected life	6.0 years	5.0 years	5.0 years
Risk-free interest rate	2.99%	1.85%	3.44%
Dividend yield	n/a	n/a	n/a

In developing the estimate of expected life, the Corporation has assumed that its recent historical stock option exercise experience is a relevant indicator of future exercise patterns. The Corporation based its determination of expected volatility on the historical market volatility of its Shares.
(2)	On March 11, 2011, the Board granted 350,000 options to Mr. Mark A. D’Souza.
(3)
The compensation under the annual incentive plans was earned for the reference year and is payable early in the following year. Amounts     payable in a currency other than Canadian dollar are converted at the December 31 exchange rate for the reference year.

(4)	Perquisites that do not exceed $50,000 or 10% of salary are not included in this column.

Form 20-F

(5)
Mr. James R. Howard-Tripp ceased to be President and Chief Executive Officer and director of the Corporation effective as of March 14, 2011. The provisions of the Stock Option Plan will continue to apply to any outstanding unexercised stock options, vested and unvested, held by Mr. James R. Howard-Tripp on March 14, 2011. However, his options shall expire 24 months immediately following March 14, 2011.

(6)	Effective on March 14, 2011, Mr. Mark A. D’Souza replaced Mr. James R. Howard-Tripp as President and Chief Executive Officer and director of the Corporation.
(7)
Ms. Mary Anne Heino was Senior Vice-President, Sales and Marketing of the Corporation from February 2007 to January 25, 2011. Ms. Heino received a salary of US$318,883 for fiscal ended December 31, 2010 and of US$ 310,500 for fiscals ended December 31, 2009 and December 31, 2008.

(8)
Amounts in US dollars are converted into Canadian dollars using an average exchange rate over the period of US$1.00 to $1.03088 in 2010, US$1.00 to $1.14139 in 2009 and US$1.00 to $1.06646 in 2008. The variation in the base salary of Ms. Heino between the years 2008 and 2009 is due to changes in exchange rates.

(9)	Represents the US$50,000 balance of Ms. Heino’s signing bonus which was paid in fiscal 2008.
(10)	Mr. Gregory M.C. Orleski was appointed as Vice-President, Business Development on January 10, 2008.

Stock Options Granted to Named Executive Officers

The aggregate number of Shares underlying the options granted during the fiscal year ended December 31, 2010 to all of our employees and directors was 967,900 at prices ranging from $1.32 to $1.59 per Share, of which a total of 342,294 options were granted to our Named Executive Officers.

The following table shows all awards to our Named Executive Officers outstanding at the end of the most recently completed fiscal year (December 31, 2010):

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (#)
James R. Howard-Tripp(2)	250,000 325,000 325,000 120,000	6.98 2.57 1.46 1.59	Feb. 15, 2014 Feb. 20, 2015 Feb. 25, 2016 Feb. 24, 2017	- - - -	- - - -	- - - -
Mark A. D’Souza	110,000 11,700 100,000 110,000 60,000	8.40 7.33 2.57 1.46 1.59	Sep. 7, 2011 May 11, 2014 Feb. 20, 2015 Feb. 25, 2016 Feb. 24, 2017	- - - - -	- - - - -	- - - - -
Mary Anne Heino	100,000 100,000 90,000 60,000	6.98 2.57 1.46 1.59	Feb. 15, 2014 Feb. 20, 2015 Feb. 25, 2016 Feb. 24, 2017	- - - -	- - - -	- - - -
Damon C. Smith	70,000 120,000 90,000 60,000	6.98 2.57 1.46 1.59	Feb. 15, 2014 Feb. 20, 2015 Feb. 25, 2016 Feb. 24, 2017	- - - -	- - - -	- - - -
Gregory M.C. Orleski	100,000 50,000	1.21 1.46	Feb. 25, 2015 Feb. 24, 2016	- -	- -	- -
(1)
The value of unexercised options at year-end is calculated by subtracting the option exercise price from the closing price of our Shares on the TSX on December 31, 2010 ($0.95) and multiplying the result by the number of Shares underlying an option.

(2)
Mr. James R. Howard-Tripp ceased to be President and Chief Executive Officer and director of the Corporation effective as of March 14, 2011. The provisions of the Stock Option Plan will continue to apply to any outstanding unexercised stock options, vested and unvested, held by Mr. James R. Howard-Tripp on March 14, 2011. However, his options shall expire 24 months immediately following March 14, 2011.

Form 20-F

Incentive Plan Awards - Value at Vesting or Value Earned During the Fiscal Year

The following table indicates the value of the awards at vesting or the value earned during the fiscal year ended December 31, 2010.

Name	Option-Based Awards-Value vested during the year ($) (1)	Share-Based Awards-Value vested during the year ($)	Non-equity Incentive Plan Compensation - Value earned during the year ($)
James R. Howard-Tripp	0	-	-
Mark A. D’Souza	0	-	-
Mary Anne Heino	0	-	-
Damon C. Smith	0	-	-
Gregory M.C. Orleski	0	-	-
(1)
The amount represents the theoretical total value if the options had been exercised on the vesting date, established by calculating the difference between the closing price of the Common Shares of the Corporation on the TSX and the exercise price. On the vesting date, the share price was $0.95, while the exercise price of options varied between $6.98 and $1.59.

Information on the Compensation of the Non-executive Directors

Determining Directors Compensation

The current compensation regime applicable to directors of the Corporation is designed to:

•	attract and retain highly qualified individuals to serve on the Corporation’s Board and its committees;

•	align the interests of the directors with the interests of the Corporation’s shareholders; and

•	reflect the responsibilities, commitment and risks involved in serving as a director of a public corporation in Canada and in the United States.

The Compensation Committee regularly assesses the market competitiveness of our directors’ compensation, with the assistance of its compensation consultant, against publicly-traded Canadian and U.S. corporations in a Peer Group.

Based on a survey report performed by Radford, our director’s compensation package was reviewed in May 2010 to achieve a proper balance between cash and equity compensation by assessing the Corporation’s compensation practices against our Peer Group.

Changes were made on May 4, 2010 regarding the Committee Member Retainer (other than the chairperson) of the Compensation Committee which was adjusted to $9,000 annually. No other changes have been made to director compensation since May 8, 2008, date on which the Board compensation was adjusted by a 10% reduction in the cash compensation to be paid to non-executive directors, as agreed upon the Board.

Retainers and Fees Paid to Directors

Our non-executive directors’ compensation is based exclusively on annual cash retainers and long term compensation in the form of stock options. Each director is also entitled to be reimbursed for the travelling costs incurred by him or her in order to attend meetings of the Corporation. The director who is also an executive of the Corporation receives no remuneration for serving as a director.

(i)	Fees

Annual Board and Committee retainers are paid to each non-executive director in quarterly installments, in arrears. According to the Corporation’s compensation policies applicable to non-executive directors, each non-executive director is entitled to the compensation set forth in the following table.

Form 20-F

Type of Compensation	Annual Compensation(1) ($)
Board Chairman retainer (total compensation)	85,500
Board Retainer	36,000
Committee Chairperson
Audit	18,000
Compensation	18,000
Corporate Governance and Nominating	13,500
Committee Member Retainer (other than chairperson)
Audit	9,000
Compensation	9,000
Corporate Governance and Nominating	6,750
Meeting Attendance Fees
Board Meeting	-
Committee Meeting	-
(1)These amounts are paid in US dollars for non-resident directors.

During the fiscal year ended December 31, 2010, a total of $156,000 was earned by our Canadian directors and US$236,250 by our non-resident directors (excluding reimbursement of travel expenses).

(ii)	Equity-based Compensation

Unless otherwise determined by the Board, each non-executive director receives options to purchase Shares pursuant to our Stock Option Plan. Since May 4, 2010, each non-executive director receives annually 10,000 options to purchase Shares under our stock option plan. New incoming members to the Board also receive 20,000 options to purchase Shares upon joining the Board, with the exception of the Chairman of the Board who received 50,000 options upon joining the Board in March 2006. The Chairman of the Board further receives an additional annual grant of 5,000 options.

For fiscal 2010, Compensation Committee recommended that the annual grant of options to Directors be reduced by half from the preceding year. During the fiscal year ended December 31, 2010, we granted a total of 75,000 options to purchase Shares under our Stock Option Plan to our non-executive directors.Non-executive Director Compensation Table

The following table sets forth detailed amounts of compensation provided to each non-executive director of the Corporation for the fiscal year ended December 31, 2010.

Name	Fees earned ($)		Option-based awards(1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Santo J. Costa	88,140	(2)	14,241	-	-	-	102,381
Julia R. Brown	55,668	(2)	9,494	-	-	-	65,162
Richard J. MacKay(3)	51,188		9,494	-	-	-	60,682
Frédéric Porte	45,000		9,494	-	-	-	54,494
Lawrence E. Posner(4)	46,969	(2)	9,494	-	-	-	56,463
Jacques L. Roy	53,250		9,494	-	-	-	62,744
Rachel R. Selisker(5)	59,533	(2)	9,494	-	-	-	69,027
(1)
The fair value of options granted was estimated at the date of grant using the Black-Scholes option pricing model based on the grant date closing price on the TSX of the Corporation’s Shares ($0.95 for 2010) and the following weighted average assumptions:

Form 20-F

For the years ended December 31,	2010
Expected volatility	82.08%
Expected life	6.0 years
Risk-free interest rate	3.38%
Dividend yield	n/a
In developing the estimate of expected life, the Corporation has assumed that its recent historical stock option exercise experience is a relevant indicator of future exercise patterns. The Corporation based its determination of expected volatility on the historical market volatility of its shares.
(2)	Amounts in US dollars are converted into Canadian dollars using an average exchange rate over the period of US$1.00 to $1.03088.
(3)
Mr. MacKay was Chairman of the Corporate Governance and Nominating Committee until May 4, 2010, and remains a member of this Committee. He resigned as member of the Compensation Committee on May 4, 2010.

(4)
On May 4, 2010, Mr. Posner was appointed as Chairman of the Corporate Governance and Nominating Committee of which he was already a member. At the Meeting, Mr. Posner will not be standing for re-election as director of the Corporation.

(5)	Ms. Selisker was appointed as member of the Compensation Committee on May 4, 2010.

Stock Options Granted to Directors

The following table shows all awards to our non-executive directors outstanding at the end of the fiscal year ended December 31, 2010:
	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (#)
Santo J. Costa	50,000 50,000 30,000 30,000 15,000	8.44 7.33 1.90 1.62 1.32	Mar. 1, 2011 May 9, 2014 May 8, 2015 May 7, 2016 May 5, 2017	- - - -	-	-
Julia R. Brown	27,500 20,000 20,000 20,000 10,000	6.93 7.33 1.90 1.62 1.32	Jan. 18, 2012 May 9, 2014 May 8, 2015 May 7, 2016 May 5, 2017	- - - -	-	-
Richard J. MacKay	20,000 25,000 20,000 20,000 10,000	9.72 7.33 1.90 1.62 1.32	May 4, 2011 May 9, 2014 May 8, 2015 May 7, 2016 May 5, 2017	- - - -	-	-
Frédéric Porte	20,000 20,000 20,000 20,000 10,000	9.72 7.33 1.90 1.62 1.32	May 4, 2011 May 9, 2014 May 8, 2015 May 7, 2016 May 5, 2017	- - - -	-	-
Lawrence E. Posner	31,250 20,000 20,000 10,000	2.45 1.90 1.62 1.32	Aug. 8, 2014 May 8, 2015 May 7, 2016 May 5, 2017	- - -	-	-
Jacques L. Roy	5,000 25,000 25,000 20,000 20,000 10,000	8.50 9.72 7.33 1.90 1.62 1.32	Feb. 15, 2011 May 4, 2011 May 9, 2014 May 8, 2015 May 7, 2016 May 5, 2017	- - - - -	-	-
Rachel R. Selisker	24,995 5,005 20,000 10,000	0.70 1.46 1.62 1.32	Nov. 6, 2015 Feb. 25, 2016 May 7, 2016 May 5, 2017	6,249(2) - - -	-	-

(1)
The value of unexercised options at year-end is calculated by subtracting the option exercise price from the closing price of our Shares on the TSX on December 31, 2010 ($0.95) and multiplying the result by the number of Shares underlying an option.

(2)	Ms. Selisker’s options were granted on November 6, 2008 and vested on the same date.

Form 20-F

Incentive Plan Awards - Value at Vesting or Value Earned During the Fiscal Year

The following table indicates the value of the awards at vesting or the value earned during the fiscal year ended December 31, 2010.

Name	Option-Based Awards-Value vested during the year ($) (1)	Share-Based Awards-Value vested during the year ($)	Non-equity Incentive Plan Compensation - Value earned during the year ($)
Santo J. Costa	0	-	-
Julia R. Brown	0	-	-
Richard J. MacKay	0	-	-
Frédéric Porte	0	-	-
Lawrence E. Posner	0	-	-
Jacques L. Roy	0	-	-
Rachel R. Selisker	0	-	-
(1)
The amount represents the theoretical total value if the options had been exercised on the vesting date, established by calculating the difference between the closing price of the Shares of the Corporation on the TSX and the exercise price. On the vesting date, the Share price was $0.95, while the exercise price of options varied between $8.44 and $0.70

Description of our Stock Option Plan

The following is a description of the purpose, terms and conditions of our Stock Option Plan.

Our actual Stock Option Plan provides that a maximum number of Shares that can be issued under the Stock Option Plan may not exceed 9.9% of the total number of Shares issued and outstanding at any given time. As of the date of the Circular, there were 4,844,450 options issued and outstanding under our Stock Option Plan representing approximately 6.77% of our issued and outstanding Shares.

At the Corporation’s next Annual Meeting of Shareholders to be held on May 4, 2011 the shareholders of the Corporation will be asked to consider and, if deemed advisable adopting a resolution in order to change the maximum number of Shares issuable under the Stock Option Plan from a variable number of Shares representing 9.9% of the total number of issued and outstanding Shares at any given time to a fixed number of 7,085,592 Shares, which represents 9.9% of the issued and outstanding Shares on March 14, 2011 (Resolution 2011-1).

Following this amendment, future Shares issued by the Corporation pursuant to the exercise of options, equity financings or otherwise will not automatically increase the number of Shares issuable under the Stock Option Plan.

Our actual Stock Option Plan provides that every three years, all unallocated options under the Stock Option Plan will have to be approved by (i) our Board of Directors, (ii) a majority of our independent directors, and (iii) our shareholders. At their meeting dated May 8, 2008, the Corporation’s shareholders unanimously approved all unallocated options under the Stock Option Plan. If Resolution 2011-1 is approved by the shareholders at the Meeting a three-year approval will no longer be necessary.

The purpose of our Stock Option Plan is to enable us to attract and retain highly experienced and skilled directors, officers, employees, members of the Scientific Advisory Committee and service providers of Labopharm and its subsidiaries (collectively, the “Participants”) and to provide incentives to such Participants to promote the creation of shareholder value by aligning such Participants’ interests with the market value of our Shares. The Stock Option Plan authorizes the Board to grant options to purchase Shares to directors, officers, employees, members of the Scientific Advisory Committee and service providers of Labopharm and its subsidiaries. There is no longer a Scientific Advisory Committee of the Corporation. However, options may have been issued in the past to members of such committee.

Form 20-F

No Participant may hold options to purchase more than 5% of the number of Shares issued and outstanding at any time. The number of securities issuable (or reserved for issuance) to insiders under our Stock Option Plan may not, at any time, exceed 10% of our issued and outstanding securities. Furthermore, the number of securities issued to insiders under our Stock Option Plan, within any one-year period, may not exceed 10% of all of our issued and outstanding securities.

The exercise price of options granted under the Stock Option Plan is established by the Board but may not be lower than the closing market price of the Shares on the TSX on the date of the grant. If no transaction has been reported on such stock exchange on the option grant date, the closing price will be deemed to be the closing price of the Shares on the TSX on the last date on which transactions were reported immediately prior to the option grant date. The Board determines as part of each option grant the applicable vesting period and expiry date, provided that options may have an expiry date of up to ten years from the date of the grant. Notwithstanding the foregoing, unless the Board decides otherwise, including in the event of the retirement of an executive officer or a director of the Corporation, options are not exercisable from and after each of the following dates:

(i)	in the case of a Participant that is an officer or an employee of Labopharm or one of our subsidiaries:

•	the date on which such Participant resigns or voluntarily leaves his employment;

•	the date on which such Participant’s employment is terminated for cause;

•	six months following the termination of such Participant’s employment by reason of death;

•	90 days following the termination of such Participant’s employment by reason other than those mentioned above, for example, disability, illness, retirement or early retirement;

(ii)	in the case of a Participant that is a director of Labopharm or one of our subsidiaries but is not employed by Labopharm or one of Labopharm subsidiaries (and in other limited circumstances):

•	the date on which such Participant ceases to be a director for any reason other than death in the event that the director was a member of the Board for less than five consecutive years;

•
the original expiry date in the event that the directors was a member of the Board for a minimum of five consecutive years; was not required to cease to be a member of the Board pursuant to a decision of a regulatory authority or resolution of the Board; and complied with any agreement or undertaking towards the Corporation including any confidentiality, non-solicitation and non-competition provisions.

•	six months following the date on which such Participant ceases to be a director by reason of death.

(iii)	in the case of a Participant that is a service provider:

•	90 days following the end of the term of the agreement or the termination of the service agreement by either party.

However, the Board may waive certain early termination requirements applicable to officers and directors of the Company in certain circumstances and provided certain conditions are met which includes, in the case of an officer or employee, that such officer or employee retires permanently from his/her employment with the Corporation and, in the case of a director that has been a member of our Board for a minimum of five consecutive years, that such director (i) retires voluntarily, (ii) was not required to cease to be a member of our Board pursuant to a decision of a regulatory authority or a resolution of the Board and (iii) complied with certain any agreements and undertaking towards the Corporation.

Form 20-F

No option or interest therein is assignable by a Participant other than by testamentary disposition or by operation of the law of succession. No financial assistance is provided by us to facilitate the purchase of Shares upon the exercise of options under the Stock Option Plan.

The Stock Option Plan contains provisions permitting accelerated vesting in the event that an offer to purchase is made to all holders of Shares (i.e. a takeover bid). In such case, all options become exercisable immediately but only to the extent necessary to enable the Participant to tender his or her Shares in response to the offer.

The Stock Option Plan is administered by the Board or the Compensation Committee. The Board, on the advice of the Compensation Committee, and subject to any necessary regulatory approval, may amend, suspend or terminate the Stock Option Plan in whole or in part at any time but shareholder approval will be required for the following amendments to the Stock Option Plan or any options granted thereunder:

(i)	an increase of the total number of Shares that may be issued under the Stock Option Plan;

(ii)	a reduction in the exercise price with respect to an option granted under the Stock Option Plan or a cancellation of such an option for the purposes of re-issuing new options in replacement thereof;

(iii)	an extension to the term of an option granted under the Stock Option Plan beyond its original expiry date;

(iv)	an amendment to the class of persons eligible for grants of options under the Stock Option Plan; and

(v)	an amendment to allow options granted under the Stock Option Plan to become transferable or assignable other than for estate settlement purposes.

The Board of Directors can make certain amendments of the following nature to the Stock Option Plan and options without shareholder approval:

(i)	minor or technical amendments to any provision of the Stock Option Plan;

(ii)	corrections to any provision of the Stock Option Plan containing an ambiguity, defect, error or omission;

(iii)	changes to the option termination provisions that do not entail an extension beyond their original maximum term; or

(iv)	a change in the vesting provisions.

Securities Authorized for Issuance under Equity Compensation Plans

Our Stock Option Plan is our only security-based compensation arrangement. The following table sets forth, as at December 31, 2010, the information with respect to all of our compensation plans pursuant to which our equity securities are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b) ($)	Number of securities remaining available for further issuance under Labopharm’s equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	4,909,450	3.19	2,176,142
Total:	4,909,450	3.19	2,176,142

Form 20-F

Directors’ and Officers’ Liability Insurance

We take out liability insurance for the benefit of our directors and officers to cover them against certain liabilities contracted by them in such capacity. The current policy coverage limit is US$35,000,000 per event and policy year at a current cost of US$447,070 per annum. When we are authorized or required to indemnify an insured, a deductible of US$250,000 per non-US securities claim applies, a deductible of US$500,000 per US securities claim applies and a deductible of US$100,000 for all other claims also applies.

C.	Board practices

See Item 6A. and 6B. for additional information regarding our directors.

           Our directors are elected at the annual meeting of shareholders for one-year terms and serve until their successors are elected or appointed, unless they resign or are removed earlier. Our articles of incorporation provide for a Board of Directors of a minimum of three and a maximum of 25 directors. Our Board of Directors presently consists of eight directors.

Board of Directors’ Committees

In performing its duties, the Board is assisted by three standing committees: the Compensation Committee, the Corporate Governance and Nominating Committee and the Audit Committee. The Board’s committees are composed exclusively of independent directors as defined in the standards established by the CSA.

On January 26, 2010, we reviewed and updated our Corporate Governance Rules. In such process, we updated the charters of each of the Board of Directors and its committees.

Compensation Committee

The Compensation Committee is currently composed of three independent directors, namely Ms. Julia R. Brown who is the Chair, Ms. Rachel R. Selisker and Mr. Jacques L. Roy. A copy of the Compensation Committee Charter as part of our Corporate Governance Rules has been filed as Exhibit 15.1 to our Annual Report filed on Form 20-F and is readily available from Labopharm’s website (www.labopharm.com).

During the fiscal year ended December 31, 2010, the Compensation Committee met a total of 4 times. Each member attended all meetings.

Form 20-F

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is currently composed of three directors, all of whom are independent, namely Messrs. Lawrence E. Posner, who is the Chair, Santo J. Costa and Richard J. MacKay.

A copy of the Corporate Governance and Nominating Committee Charter as part of our Corporate Governance Rules has been filed as Exhibit 15.1 to our Annual Report filed on Form 20-F and is readily available from Labopharm’s website (www.labopharm.com).

During the fiscal year ended December 31, 2010, the Corporate Governance and Nominating Committee met a total of 4 times. Each member attended all meetings.

Audit Committee

The Audit Committee is currently composed of three directors, all of whom are independent namely, Ms. Rachel R. Selisker who is the Chair, Frédéric Porte and Jacques L. Roy. All of our Audit Committee’s members are financially literate within the meaning of National Instrument 52-110 - Audit Committees or NI 52-110. The Board of Directors has determined that Ms. Selisker, meets the “Audit Committee financial expert” criteria prescribed by the SEC. The Audit Committee members are scheduled to meet without management being present on a regular basis.

A copy of the Audit Committee Charter as part of our Corporate Governance Rules has been filed as Exhibit 15.1 to our Annual Report filed on Form 20-F and is readily available from Labopharm’s website (www.labopharm.com).

During the fiscal year ended December 31, 2010, the Audit Committee met a total of 6 times. Each member attended all meetings.

Corporate Governance Practices in Canada

NI 52-110 adopted by the CSA sets forth certain requirements regarding Audit Committee composition and responsibilities, as well as reporting obligations with respect to audit-related matters. The disclosure of the NI 52-110 requirements is included in our 2010 Annual Report on Form 20-F under Items “6A. - Directors and Senior Management”, “6C. - Board practices”, “16C. Audit Committee Pre-Approval Policies and Procedures and Principal Accountant Fees and Services”. For the composition of the Audit committee, refer to the table provided under headings “Non-executive Directors”.

National Instrument 58-101 - Disclosure of Corporate Governance Practices or NI 58-101 and National Policy - 58-201 Corporate Governance Guidelines or NP 58-201. NP 58-201 provides guidance to Canadian issuers with respect to corporate governance practices, while NI 58-101 requires issuers to make certain disclosures regarding their governance practices.

On January 26, 2010, we reviewed and updated our Corporate Governance Practices. In such process, we updated the charters of each of the Board of Directors, the Compensation Committee, Corporate Governance and Nominating Committee and Audit Committee and the following policies: Disclosure and Confidentiality Policy, Trading Policy, Audit Committee Pre-Approval Policy for Audit and Non-Audit Services, Code of Ethics and Business Conduct, and Policy Governing Director Nominations, Shareholder-Board Communications and Director Attendance Meetings. A Whistleblowing Policy is also in force. We refer to our Board of Directors and Committee Charters as our “Corporate Governance Rules”.

Form 20-F

We are of the view that adopting and implementing good corporate governance practices is a cornerstone of our corporate and management practices and policies and that our existing corporate governance practices already meet or surpass the prevailing corporate governance standards and we encourage our shareholders to consult our Corporate Governance Rules and Code of Ethics and Business Conduct available on our website (www.labopharm.com) and also available in print to any shareholder who requests copies by contacting our Corporate Secretary.

Our 2010 Annual Report on Form 20-F may be obtained free of charge upon request to the Corporate Secretary or on SEDAR (www.sedar.com) in Canada or on EDGAR (www.sec.gov/edgar.shtml) in the U.S.

Form 20-F

D.	Employees

The following table sets out the number of our employees at the end of each of the last three fiscal years:

Function
	2010	2009	2008
Research and Development and Regulatory and clinical development groups	74	70	99
Business development and administration	59	62	69

The following table sets out the location of our employees by geographic area for each of the last three fiscal years:

Geographic Breakdown
	2010	2009	2008
Canada	118	117	152
United States	5	5	4
Ireland	10	10	12

E.	Share ownership

The following table presents information regarding ownership of common shares, exercisable options and the beneficial ownership of our share-capital as of March 22, 2011 by our President and CEO, our Directors, our two other most highly compensated executive officers, our other executive officers as a group, all of our Directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally means the sole or shared power to vote or direct the voting of the security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct a disposition, of a security). A person is deemed at any date to have "beneficial ownership" of any security that the person has a right to acquire within 60 days. More than one person may be deemed to have beneficial ownership of the same securities.

Name(1)(2)	Number of Shares of the Corporation Held Directly or Indirectly as Beneficial Owner (3)	Currently Exercisable Options Owned as at March 22, 2011		Total percentage of voting powers(4)(5)
		In-the-Money	Out-the-money
Mark A. D’Souza	19,000	-	488,366	-
Damon C. Smith	-	-	320,000	-
Gregory M.C. Orleski	-	-	150,000	-
Other executives as a group	10,000	-	279,834	-
Santo J. Costa	31,500	-	125,000	-
Julia R. Brown	20,000	-	97,500	-
Richard J. MacKay	211,971	-	95,000	-
Frederic Porte	145,000	-	90,000	-
Lawrence E. Posner	-	-	81,250	-
Jacques L. Roy	1,000	-	100,000	-
Rachel R. Selisker	-	-	60,000	-
All of our Directors and executive officers as a group	449,471	-	1,866,950	3.24%
(1)
Mr. Mark A. D’Souza was appointed as President and CEO of the Corporation on March 14, 2011 in replacement of Mr. James R. Howard-Tripp. He was Chief Financial Officer of the Corporation since September 2006.

(2)
Ms. Mary Anne Heino whom was one of the third highly most compensated executive officers as of December 31, 2010 resigned as Senior Vice-president, Sales and Marketing of the Corporation as of January 25, 2011 and therefore, her stock options holding is not disclosed in the afore table.

(3)	Includes Shares that may be acquired within 60 days following March 22, 2011 pursuant to option exercises.
(4)	Ownership of less than 1% of our common shares is not reported.
(5)
Based on 71,571,641 common shares outstanding at March 22, 2011 and common shares issuable upon the exercise of options held by the beneficial owner as of March 22, 2011, that are exercisable within 60 days.

Form 20-F

The following table presents information regarding stock options held as of March 22, 2011 by our President and CEO, our Directors, our two highly compensated executive officers and our other executive officers as a group.

	Option-based Awards			Share-based Awards
Name(1)(2)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Mark A. D’Souza	110,000 11,700 100,000 110,000 60,000 350,000	8.40 7.33 2.57 1.46 1.59 0.60	Sep. 7, 2011 May 11, 2014 Feb. 20, 2015 Feb. 25, 2016 Feb. 24, 2017 Mar 11, 2018	N/A	N/A
Damon C. Smith	70,000 120,000 90,000 60,000	6.98 2.57 1.46 1.59	Feb 15, 2014 Feb 20, 2015 Feb 25, 2016 Feb 24, 2017	N/A	N/A
Gregory M.C. Orleski	100,000 50,000	1.21 1.46	Feb 25, 2015 Feb 24, 2016	N/A	N/A
Other executive officers as a group	23,400 2,500 13,400 18,000 20,000 97,500 80,000 75,000	6.75 6.93 1.29 0.96 2.57 1.46 1.59 1.49	Dec 14, 2011 Jan 18, 2012 Nov 7, 2014 Dec 4, 2014 Feb 20, 2015 Feb 25, 2016 Feb 24, 2017 May 4, 2017	N/A	N/A
Santo J. Costa	50,000 50,000 30,000 30,000 15,000	8.44 7.33 1.90 1.62 1.32	Mar. 1, 2011 May 9, 2014 May 8, 2015 May 7, 2016 May 5, 2017	N/A	N/A
Julia R. Brown	27,500 20,000 20,000 20,000 10,000	6.93 7.33 1.90 1.62 1.32	Jan. 18, 2012 May 9, 2014 May 8, 2015 May 7, 2016 May 5, 2017	N/A	N/A
Richard J. MacKay	20,000 25,000 20,000 20,000 10,000	9.72 7.33 1.90 1.62 1.32	May 4, 2011 May 9, 2014 May 8, 2015 May 7, 2016 May 5, 2017	N/A	N/A
Frédéric Porte	20,000 20,000 20,000 20,000 10,000	9.72 7.33 1.90 1.62 1.32	May 4, 2011 May 9, 2014 May 8, 2015 May 7, 2016 May 5, 2017	N/A	N/A
Lawrence E. Posner	31,250 20,000 20,000 10,000	2.45 1.90 1.62 1.32	Aug. 8, 2014 May 8, 2015 May 7, 2016 May 5, 2017	N/A	N/A
Jacques L. Roy	5,000 25,000 25,000 20,000 20,000 10,000	8.50 9.72 7.33 1.90 1.62 1.32	Feb 15, 2011 May 4, 2011 May 9, 2014 May 8, 2015 May 7, 2016 May 5, 2017	N/A	N/A
Rachel R. Selisker	24,995 5,005 20,000 10,000	0.70 1.46 1.62 1.32	Nov 6, 2015 Feb 25, 2016 May 7, 2016 May 5, 2017	N/A	N/A
(1)
Mr. Mark A. D’Souza was appointed as President and CEO of the Corporation on March 14, 2011 in replacement of Mr. James R. Howard-Tripp. He was Chief Financial Officer of the Corporation since September 2006.

(2)
Ms. Mary Anne Heino whom was one of the third highly most compensated executive officers as of December 31, 2010 resigned as Senior Vice-president, Sales and Marketing of the Corporation as of January 25, 2011 and therefore, her stock options holding is not disclosed in the afore table.

Form 20-F

Item 7 Major Shareholders and Related Party Transactions

A.	Major Shareholders

To the knowledge of our directors and officers and based upon publicly available information, no person, company or other entity has held or exercised control or direction over, as at March 22, 2011, 5% or more of the issued and outstanding voting securities of the Corporation.

The following table indicates as of March 22, 2011 the total number of common shares issued and outstanding, the approximate total number of holders of record of common shares, the number of holders of record of common shares with U.S. addresses, the portion of the outstanding common shares held by U.S. holders of record and the percentage of common shares held by U.S. holders of record. This table does not indicate beneficial ownership of common shares.

Total number of holders of record (1)(2)	Total number of common shares issued and outstanding	Number of U.S holders of record	Number of common shares held by U.S. holders of record (3)	Percentage of common shares held by U.S. holders of record
32	71,571,641	7	23,773,758	21.88%
(1)	A holder of record is a shareholder whose shares are registered in his name in the Corporation’s registers
(2)
A substantial number of the common shares are beneficially owned. A beneficial owner is a shareholder whose shares are registered in Labopharm’s registers in the name of a broker or any other intermediary.

(3)
The computation of the number of common shares held in the U.S. is based upon the number of registered holders of record with U.S. addresses. U.S. residents may beneficially own common shares owned of record by non-U.S. residents.

Our Corporation is not owned or controlled, directly or indirectly, by any other corporation or by any foreign government.

There are no arrangements, to the knowledge of our Corporation, the operation of which may at a subsequent date result in a change in control of our Corporation.

Form 20-F

B.	Related Party Transactions

During the year ended December 31, 2010, in the normal course of business, we paid consulting to ACPharma Ltd., a corporation controlled by Anthony C. Playle, who is Managing Director and member of the Board of Directors of our wholly-owned subsidiary, Labopharm Europe Limited, and a former director of the Corporation (up to May 2008) and recorded this amount in selling, general and administrative expenses. The consulting services agreement with ACPharma Ltd. was terminated on March 15, 2010.

The consulting fees paid to ACPharma Ltd. for the most recently completed financial years are as follows:

Year	Consulting Fees Paid ($)(1)
2010	59,647
2009	303,568
2008	330,520
(1)	Consulting fees paid to ACPharma Ltd. are billed in £ sterling and converted into Canadian dollars at he prevailing exchange rate as at the date of the invoice.

We have entered into various agreements with the Joint Venture, which include a supply agreement, a support services agreement, and an interest-bearing term loan agreement, for which we have recorded product sales revenue, services revenue and interest income, as previously discussed. These transactions occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Please refer to note 27 to the 2010 Audited Consolidated Financial Statements  presented in “Item 18 - Financial Statements” of our Annual Report on Form 20-F.

Indebtedness of Directors, Executive Officers and Senior Officers

None of our Directors, executive officers or senior officers or persons who held such positions during the most recently completed financial year or any Director nor any person associated with any of the foregoing is indebted to us or any of our subsidiaries or was indebted to us or any of our subsidiaries either at any time during the most recently completed financial year or as at March 22, 2011.

C.	Interests of experts and counsel

Not applicable

Item 8 Financial Information

A.	Consolidated Statements and Other Financial Information

See “Item 18 - Financial Statements” for certain other information required by this Item.

A.7. Legal proceedings

See “Item 4.B - Business Overview - Legal Proceedings."

A.8. Dividend Policy

We have never declared or paid cash dividends on our common shares and do not anticipate paying any cash dividends on our common shares in the foreseeable future. We presently intend to retain future earnings, if any, to finance the expansion and growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors the board of directors deems relevant. Moreover, our loan agreement with Hercules imposes restrictions on our ability to declare and pay dividends. In addition, the terms of any future debt or credit facility may preclude us from paying dividends.

Form 20-F

B.	Significant changes

Information relating to significant changes since December 31, 2010 is detailed in the Audited Consolidated Financial Statements of the Corporation under Note 30 Subsequent events included in “Item 18 - Financial Statements” of our Annual Report on Form 20-F.

Item 9 The Offer and Listings

A.	Offer and listing details

Our common shares are traded on the NASDAQ and on the TSX respectively under the symbols “DDSS” and “DDS”. We must meet continuing listing requirements to maintain the listing of our common shares on the TSX and NASDAQ. For continued listing, NASDAQ requires, among other things, that listed securities maintain a minimum closing bid price of not less than US$1.00 per share. On December 29, 2010, we announced that we had received a letter from the NASDAQ Listing Qualifications Department indicating that the minimum closing bid price of the Corporation’s common shares had fallen below US$1.00 for 30 consecutive business days, and therefore, we were not in compliance with NASDAQ Listing Rule 5450(a)(1) (the “Rule”). In accordance with NASDAQ Listing Rule 5810(C)(3)(a), we have been provided a grace period of 180 calendar days, or until June 27, 2011, to regain compliance with this requirement. We can regain compliance with the Rule if the bid price of our common shares closes at US$1.00 or higher for a minimum of ten consecutive business days during the grace period, although NASDAQ may, in its discretion, require us to maintain a minimum closing bid price of at least US$1.00 per share for a period in excess of ten consecutive business days before determining that we have demonstrated the ability to maintain long-term compliance. If we are unsuccessful in meeting the minimum bid requirement by June 27, 2011, NASDAQ will provide notice to us that our common shares will be subject to delisting from the NASDAQ Global Market. If the Corporation receives a delisting notification, we may appeal to the Listing Qualifications Panel or apply to transfer the listing of our common hares to the NASDAQ Capital Market if we satisfy at such time all of the initial listing standards on the NASDAQ Capital Market, other than compliance with the minimum closing bid price requirement. If the application to the NASDAQ Capital Market is approved, then we will have an additional 180-day grace period in order to regain compliance with the minimum bid price requirement while listed on the NASDAQ Capital Market. There can be no assurance that we will meet the requirements for continued listing on the NASDAQ Global Market or whether our application to the NASDAQ Capital Market will be approved or that any appeal would be granted by the Listing Qualifications Panel.

The last reported sale price of our common share on March 22, 2011 on the NASDAQ was US$0.54 and on the TSX was $0.53. The following table sets forth the reported high and low sale prices of the common shares listed for trading on the TSX and on the NASDAQ for the period indicated.

Form 20-F

The prices listed below are in Canadian dollars for trading on the TSX and in US dollars for trading on the NASDAQ:

	Common Shares
	TSX (CA$)		NASDAQ (US$)
	High	Low	High	Low

January 1, 2006 to December 31, 2006	10.95	5.40	9.92	4.76
January 1, 2007 to December 31, 2007	8.05	0.90	7.21	0.63

2008 1st Quarter	3.03	0.91	3.04	0.87
2008 2nd Quarter	2.46	1.25	2.40	1.25
2008 3rd Quarter	1.89	0.95	1.85	0.93
2008 4th Quarter	2.65	0.43	2.19	0.32
2008 Annual	3.03	0.43	3.04	0.32

2009 1st Quarter	2.42	0.97	1.99	0.76
2009 2nd Quarter	2.64	1.22	2.37	0.97
2009 3rd Quarter	3.40	1.33	2.95	1.00
2009 4th Quarter	2.38	1.44	2.25	1.33
2009 Annual	3.40	0.97	2.95	0.76

2010 1st Quarter	3.16	1.43	2.99	1.41
2010 2nd Quarter	1.75	0.96	1.74	0.91
2010 3rd Quarter	1.34	0.75	1.32	0.80
2010 4th Quarter	1.26	0.90	1.23	0.88
2010 Annual	3.16	0.75	2.99	0.80

2010 September	1.19	0.95	1.15	0.90
2010 October	1.26	0.92	1.23	0.91
2010 November	1.08	0.93	1.10	0.92
2010 December	1.00	0.90	1.07	0.88

2011 January	1.06	0.85	1.06	0.84
2011 February	0.91	0.65	0.92	0.66
2011 March (until March 22)	0.69	0.49	0.71	0.51

B.	Plan of Distribution

Not applicable

C.	Markets

Our common shares, no par value, are traded on the NASDAQ under the symbol “DDSS” and on the TSX under symbol “DDS”.

D.	Selling Shareholders

Not applicable

E.	Dilution

Not applicable

F.	Expenses of the issue

Not applicable

Form 20-F

Item 10 Additional Information

A.	Share Capital

Not applicable

B.	Memorandum and articles of association

Our Amended Articles of incorporation and By-laws are incorporated by reference to exhibits 2 and 3 of our Form-8-A dated April 15, 2006. The 2007 amendment to our By-laws was included in our 2007 Management Proxy Circular incorporated by reference to Exhibits 99.1 of our Form 6-K for the month of April 2007. Our current By-laws has been filed as Exhibit 1.2 to our Annual Report on Form 20-F.

C.	Material contracts

For the two years preceding the publication of this Annual Report on Form 20-F, the Corporation had not entered into any material contracts, other than contracts entered into in the ordinary course of business except for:

(i)
On December 31, 2010, the Corporation through its wholly-owned subsidiary Labopharm Europe Limited amended its U.S. license agreement with Purdue Pharma to provide for the restructuring of the royalty payment terms such that we received a special royalty payment from Purdue of US$4.8 million and a one-time payment of US$500,000 as final settlement of any past due royalties from the sales of Ryzolt owed to us by Purdue, including royalties for the third quarter of 2010. In addition, the Corporation is eligible to receive two additional special royalty payments: US$1 million upon net sales of Ryzolt (or any authorized generic thereof) exceeding US$20 million in any calendar year until 2020; and US$2 million upon net sales of Ryzolt (or any authorized generic thereof) exceeding US$40 million in any calendar year until 2020.

(ii)
On October 13, 2010, the Corporation entered into a Third Amending Agreement to a Distribution and License Agreement with Paladin in which Paladin will advance the Corporation $10 million against future product supply of once-daily tramadol to Paladin for distribution in Canada.

(iii)
On June 1st, 2010, the Corporation through its wholly-owned subsidiary Labopharm Europe Limited, entered into two Amended and Restated Manufacturing, Packaging and Supply Services Agreements with a large scale manufacturer for the manufacturing of our once daily-tramadol and - trazodone tablets.

(iv)
On May 20, 2010, the Corporation through its wholly-owned subsidiary Labopharm Europe Limited, entered into a Limited Partnership Agreement with Gruppo Angelini to establish a joint venture in the United States for the commercialization of Oleptro, our once-daily trazodone formulation.

(v)
On November 25, 2009, the Corporation entered into a SEDA with YA. Under the terms of the agreement, YA has committed to provide up to $25 million of capital during the next three years, at the Corporation's discretion, through the purchase of issued Labopharm common shares.

D.	Exchange controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital and earnings of a Canadian public Corporation to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interests, royalties and other payments to non-resident holders of our securities, except as discussion in “Item 10.E Taxation” below.

Form 20-F

E.	Taxation

THE FOLLOWING SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER. CONSEQUENTLY, HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS FOR ADVICE AS TO THE TAX CONSEQUENCES OF AN INVESTMENT IN THE COMMON SHARES HAVING REGARD TO THEIR PARTICULAR CIRCUMSTANCES.

Certain Canadian Income Tax Considerations

The following summary describes the principal Canadian federal income tax consequences to a purchaser who acquires common shares - a holder - who, for the purposes of the Canadian federal Income Tax Act, R.S.C. 1985, as amended or the Tax Act, deals at arm’s length with, and is not affiliated with, the Corporation and holds his/her common shares as capital property. Common shares will generally be considered to be capital property for purposes of the Tax Act unless either the holder holds such common shares in the course of carrying on a business, or the holder has held or acquired such common shares in a transaction or transactions considered to be an adventure in the nature of trade.

This summary is not applicable to a holder of an interest in which is a - tax shelter investment - as defined in the Tax Act, or to a holder which is a “financial institution” as defined in the Tax Act subject to the “mark-to-market” rules set out therein. Such holders should consult their own tax advisors.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder (Regulations) and the Corporation’s understanding of the current published administrative practices and policies of the Canada Revenue Agency or CRA. It also takes into account all proposed amendments to the Tax Act and the Regulations publicly released by the Minister of Finance (Canada) (Tax Proposals) prior to the date hereof, and assumes that all such Tax Proposals will be enacted as currently proposed. No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by way of legislative, judicial or administrative action or interpretation, nor does it address any provincial, local, territorial or foreign tax considerations.

Holders Not Resident in Canada

The following discussion applies to a holder of common shares who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is neither resident nor deemed to be resident in Canada and does not, and is not deemed to, use or hold common shares in carrying on a business or part of a business in Canada (Non-Resident holder). In addition, this discussion does not apply to an insurer who carries on an insurance business in Canada and elsewhere or to an authorized foreign bank (as defined in the Tax Act).

Disposition of Common Shares

A Non-Resident holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident holder on a disposition of common shares unless such shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident holder at the time of disposition and the holder is not entitled to relief under an applicable income tax treaty or convention. As long as the common shares are then listed on a “designated stock exchange” (which currently includes the NASDAQ and the TSX), the common shares generally will not constitute taxable Canadian property of a Non-Resident holder, unless at any time during the 60-month period immediately preceding the disposition, the Non-Resident holder, persons with whom the Non-Resident holder did not deal at arm’s length, or the Non-Resident holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Corporation.

Under Tax Proposals announced by the Minister of Finance on March 4, 2010, common shares will generally not constitute taxable Canadian property to a Non-Resident holder at a particular time provided that (a) the common shares are listed on a designated stock exchange and (b) during the 60-month period that ends at the time the common shares are disposed of, both (i) 25% or more of the issued shares of any class or series of shares of the Corporation were not owned by and did not belong to one or any combination of the Non-Resident holder and persons with whom the Non-Resident holder did not deal at arm’s length, and (ii) not more than 50% of the fair market value of the common shares was derived directly or indirectly from real or immovable property situated in Canada, Canadian resource properties, timber resource properties and options in respect of, interests in or rights in such properties, whether or not the property exists.

Form 20-F

If the common shares were to cease being listed on the NASDAQ, the TSX or another “recognized stock exchange”, a Non-Resident holder who disposes of common shares that are taxable Canadian property may be required to fulfill the requirements of section 116 of the Tax Act. An exemption from such requirements is available on the disposition of “treaty-protected property”, which is property any income or gain on the disposition of which is exempt from tax under Part I of the Tax Act as a result of an applicable income tax treaty or convention.

Taxation of Dividends on Common Shares

Dividends paid or credited or deemed to be paid or credited on the common shares to a Non-Resident holder will be subject to Canadian withholding tax in the amount of 25%. Such withholding tax may be reduced by virtue of the provisions of an income tax treaty or convention between Canada and the country of which the Non-Resident holder is a resident. Under the Canada-United States Income Tax Convention or the Convention, the rate of withholding tax in respect of dividends or deemed dividends beneficially owned by a resident of the United States entitled to the benefits of the Convention is generally reduced to 15%.

Holders Resident in Canada

The following discussion applies to a holder of common shares who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is or is deemed to be resident in Canada (Canadian holder). Certain Canadian holders whose common shares might not otherwise qualify as capital property may, in certain circumstances, treat the common shares and every other “Canadian security” (as defined in the Tax Act) owned by the Canadian holder as capital property by making an irrevocable election provided by subsection 39(4) of the Tax Act.

Taxation of Dividends on Common Shares

Dividends received or deemed to be received on the common shares will be included in a Canadian holder’s income for purposes of the Tax Act. Such dividends received or deemed to be received by a Canadian holder that is an individual (other than certain trusts) will be subject to the gross-up and dividend tax credit rules generally applicable under the Tax Act in respect of dividends received on shares of taxable Canadian corporations. Generally, a dividend will be eligible for the enhanced gross-up and dividend tax credit if the recipient receives written notice from the corporation designating the dividend as an “eligible dividend” (within the meaning of the Tax Act). There may be limitations on the ability of the Corporation to designate dividends as eligible dividends. A Canadian holder that is a corporation will be required to include such dividends in computing its income and will generally be entitled to deduct the amount of such dividends in computing its taxable income. A Canadian holder that is a “private corporation” or a “subject corporation” (as such terms are defined in the Tax Act), may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends received or deemed to be received on the common shares to the extent such dividends are deductible in computing the holder’s taxable income.

Form 20-F

Disposition of Common Shares

A disposition, or a deemed disposition, of a common share by a Canadian holder will generally give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the share to the holder. Such capital gain (or capital loss) will be subject to the treatment described below under “Taxation of Capital Gains and Capital Losses”.

Additional Refundable Tax

A Canadian holder that is a “Canadian-controlled private corporation” (as such term is defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income including amounts in respect of “Taxable Capital Gains”, as defined below.

Taxation of Capital Gains and Capital Losses

In general, one half of any capital gain (Taxable Capital Gain) realized by a Canadian holder in a taxation year will be included in the holder’s income in the year. Subject to and in accordance with the provisions of the Tax Act, one half of any capital loss (Allowable Capital Loss) realized by a Canadian holder in a taxation year must be deducted from Taxable Capital Gains realized by the holder in the year and Allowable Capital Losses in excess of Taxable Capital Gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net Taxable Capital Gains realized in such years. The amount of any capital loss realized by a Canadian holder that is a corporation on the disposition of a common share may be reduced by the amount of dividends received or deemed to be received by it on such common share (or on a share for which the common share has been substituted) to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns common shares, directly or indirectly, through a partnership or a trust. A Taxable Capital Gain realized by a Canadian holder who is an individual may give rise to liability for alternative minimum tax.

Certain Material U.S. Federal Income Tax Considerations

The following discussion summarizes certain material U.S. federal income tax considerations relating to you if you are a U.S. Holder, as defined below, of the acquisition, ownership and disposition of our common shares.

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

Form 20-F

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

This discussion does not address any aspect of U.S. federal gift or estate taxes, or of state, local or non-U.S. tax laws. Additionally, this discussion does not consider the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for U.S. federal income tax purposes) or persons who hold common shares through a partnership or other pass-through entity. If a partnership holds our common shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a U.S. Holder that is a partner of a partnership holding common shares, you are urged to consult your tax advisor.

If you are considering the purchase, ownership or disposition of our common shares, you are urged to consult your tax advisor concerning the tax consequences in light of your particular circumstances.

A U.S. Holder is a beneficial owner of common shares that is:

•	a citizen or resident of the United States;
•	a corporation (or other entity taxable as a corporation) that is created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation, regardless of its source; or
•
a trust if it is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust or if the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

Distributions on Common Shares

Subject to the discussion under “Passive Foreign Investment Company Rules” below, the gross amount of any cash distributions on the common shares (before reduction for Canadian withholding taxes) will be taxable to you as dividends to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Subject to certain limitations, dividends paid to non-corporate U.S. Holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the U.S. that includes an exchange of information program and that the U.S. Treasury Department has determined to be satisfactory for purposes of the qualified dividend income provisions of the Code. Distributions from foreign corporations may also qualify for the reduced tax rate if the distributions are received with respect to stock that is “readily tradable on an established securities market in the U.S.” A passive foreign investment company is not a qualified foreign corporation and, therefore, its dividends are not eligible for the reduced rate of taxation. Under current law, the preferential rate on qualified dividend income will expire for taxable years beginning January 1, 2013.

Form 20-F

The U.S. Treasury Department has determined that the U.S.-Canada Income Tax Treaty (the “Treaty”) is satisfactory for purposes of the qualified dividend provisions of the Code. We believe that we are eligible for the benefits of the Treaty but were likely a passive foreign investment company in 2010, and may be a passive foreign investment company in future years and, therefore, we may not be a qualified foreign corporation. Our status as a qualified foreign corporation may also change in the future.

Dividends will be includable in your gross income on the date actually or constructively received by you. These dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

To the extent that the amount of any cash distribution exceeds our current and accumulated earnings and profits (as calculated under U.S. federal income tax principles), the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the common shares (thereby increasing the amount of gain, or decreasing the amount of loss, you would recognize on a subsequent disposition of the common shares), and the balance in excess of adjusted basis will be subject to tax as capital gain.

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

You may be entitled to deduct, or claim a U.S. foreign tax credit for, Canadian taxes that are withheld on dividends received by you, subject to applicable limitations in the Code. Dividends paid on the common shares generally will constitute “passive income” and will be treated as income from sources without the U.S. for U.S. foreign tax credit limitation purposes. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each holder. You are urged to consult your tax advisor regarding the availability of the U.S. foreign tax credit in your particular circumstances.

Sale, Exchange or Other Taxable Disposition of Common Shares

Subject to the discussion under “Passive Foreign Investment Company Rules” below, upon the sale, exchange or other taxable disposition of common shares, you generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other taxable disposition and your adjusted tax basis in the common shares. Your tax basis in a common share will be, in general, the price you paid for that common share, subject to adjustments for return of capital distributions, as described above. The capital gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or other taxable disposition, you have held the common share for more than one year. Net long-term capital gains of non-corporate U.S. Holders, including individuals, are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss that you recognize generally will be treated as gain or loss from sources within the U.S. for U.S. foreign tax credit limitation purposes.

Form 20-F

Passive Foreign Investment Company Rules

In general, a foreign corporation will be classified as a passive foreign investment company for U.S. federal income tax purposes if:

•	75% or more of its gross income is passive income; or
•	the average percentage, by fair market value, of its assets that produce or are held for the production of passive income is at least 50%.

“Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions

We were likely a passive foreign investment company in 2010 and it is possible that we will be considered a passive foreign investment company in future years due to the nature of our income and assets and the manner in which the relevant provisions of the Code dealing with attribution of income and assets of subsidiaries to a parent corporation may be applied to our situation. If you hold common shares during a period when we are a passive foreign investment company, you will be subject to the preceding rules, even if we cease to be a passive foreign investment company, subject to the discussion of QEF and mark-to-market elections below.

If we were classified as a passive foreign investment company, subject to the discussion of QEF and mark-to-market elections below, a U.S. taxpayer who disposes or is deemed to dispose of common shares at a gain or who receives a distribution treated as an “excess distribution” on common shares generally would be required to allocate such gain and distribution ratably to each day in the U.S. taxpayer’s holding period for the common shares in question. The portion of any excess distributions including gains, which are treated for all purposes as excess distributions allocated to the current tax year or to a year prior to the first year in which we were a PFIC would be includible as ordinary income in the current tax year. In contrast, the portion of any excess distributions allocated to the first year in the U.S. Holder’s holding period in which we were a PFIC and any subsequent year or years (excluding the current year) would be taxed at the highest marginal rate applicable to ordinary income for each year (regardless of the U.S. Holder’s actual marginal rate for that year and without reduction by any losses or loss carryforwards) and would be subject to interest charges to reflect the value of the U.S. federal income tax deferral.

In accordance with the rules above, if we are or were a PFIC at any time during the U.S. Holder’s holding period, none of the gain recognized on the sale or other disposition of common shares would be eligible for the preferential long-term capital gains rate. In addition, dividends generally will not be qualified dividend income if in the year of payment or the preceding year we are a PFIC.

Certain elections may sometimes be used to reduce the adverse impact of the PFIC rules on U.S. Holders (“qualifying electing fund” (“QEF”) and “mark-to-market” elections), but these elections may accelerate the recognition of taxable income and may result in the recognition of ordinary income.

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

Form 20-F

QEF Election.  The rules described above for excess distributions would not apply to a U.S. Holder if the U.S. Holder makes a timely QEF election for the first taxable year of the U.S. Holder’s holding period for common shares during which we are a PFIC and we comply with certain reporting requirements.  A timely QEF election for a taxable year generally must be made on or before the due date (as may be extended) for filing the taxpayer’s U.S. federal income tax return for the year.  A U.S. Holder who makes a QEF election would be required to include in current U.S. taxable income a proportionate share of our ordinary earnings and net capital gain in years in which we are classified as a passive foreign investment company, whether or not those earnings or gains are distributed.  We will provide shareholders with the necessary information to make a “qualified electing fund” election upon request.

If a U.S. Holder does not make a QEF election for the first taxable year of the U.S. Holder’s holding period for common stock during which we are a PFIC, the QEF election will not be treated as timely and the adverse tax regime described above would apply to dispositions of or excess distributions on the common shares. In such case, a U.S. Holder may make a deemed sale election whereby the U.S. Holder would be treated as if the U.S. Holder had sold the common shares in a fully taxable sale at fair market value on the first day of such taxable year in which the QEF election takes effect. Such U.S. Holder would be required to recognize any gain on the deemed sale as an excess distribution and pay any tax and interest due on the excess distribution when making the deemed sale election. The effect of such further election would be to restart the U.S. Holder’s holding period in the common shares, subject to the QEF regime, and to purge the PFIC status of such common shares going forward.

Mark-to-Market Election.  Alternatively, you could make a mark-to-market election pursuant to which you would recognize any gain or loss at the end of each taxable year in an amount equal to the difference between the fair market value of your common shares and your adjusted tax basis therein, so long as the common shares are regularly traded on a qualifying exchange. Losses would be allowed only to the extent of income, net of losses, previously recognized pursuant to the mark-to-market election. Any gain subsequently recognized upon the sale of our common shares by you generally may be taxed as ordinary income. The income and deductions entailed by the mark-to-market regime will increase and decrease the U.S. Holder’s adjusted basis in its common shares. The mark-to-market election must be made by the due date (as may be extended) for filing the U.S. Holder’s federal income tax return for the first year in which the election is to take effect. Whether or not the mark-to-market election is available will depend on whether the common shares are regularly traded on a qualifying exchange and we cannot provide assurance that they will be considered "regularly traded"(which determination is based on the volume of trading of the common shares) for all years in which we may be a PFIC.

Rules for Lower-Tier PFIC Subsidiaries. Special adverse rules apply to U.S. Holders of common shares for any year in which we are a PFIC and we have a non-U.S. subsidiary that is also a PFIC (a “lower-tier PFIC”). If we are or become a PFIC and a U.S. Holder does not make a QEF election (as described above) in respect of any lower-tier PFIC, the U.S. Holder could incur liability for the deferred tax and interest charge described above if (i) we receive a distribution from, or disposes of all or part of our interest in, the lower-tier PFIC or (ii) the U.S. Holder disposes of all or part of its common shares. A QEF election that is made for common shares will not apply to a lower tier PFIC, although a separate QEF election may be made with respect to a lower-tier PFIC. For U.S. Holders who seek to make a QEF election, with respect to our common shares, we will make available an information statement that will contain the necessary information required for making a QEF election and permit such U.S. Holders access to certain information in the event of an audit by the U.S. tax authorities. For U.S. Holders that make a mark-to-market election, no such election may be made with respect to the stock of lower-tier PFIC that a U.S. Holder is treated as owning if such stock is not marketable. Hence, the mark-to-market election will not be effective to eliminate a U.S. Holder’s liability for the deferred tax and interest charge described above with respect to deemed dispositions of lower-tier PFIC stock or distributions from a lower-tier PFIC.  Prospective investors should consult their tax advisors regarding the application of the passive foreign investment company rules to any such subsidiary.

Reporting. A U.S. Holder’s ownership of common shares  in a PFIC generally must be reported by filing Form 8621 with the U.S. Holder’s annual U.S. federal income tax return. Every U.S. Holder who is a shareholder in a PFIC must file an annual report containing the information required by the Internal Revenue Service.

Form 20-F

Recent Legislative Developments

     Newly enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay up to an additional 3.8% tax on dividends and capital gains for taxable years beginning after December 31, 2012. In addition, for taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals that hold certain foreign financial assets, which may include stock in a foreign corporation, to report information relating to such assets, subject to certain exceptions. Failure to provide such information could result in significant additional taxes and penalties. U.S. Holders should consult their own tax advisors regarding the effect, if any, of this legislation on acquisition, ownership and disposition of common shares.

U.S. Information Reporting and Backup Withholding
     U.S. Holders of common shares may be subject to information reporting and may be subject to backup withholding on distributions on common shares or on the proceeds from a sale or other disposition of common shares paid within the U.S. Payments of distributions on, or the proceeds from the sale or other disposition of common shares to or through a foreign office of a broker generally will not be subject to backup withholding, although information reporting may apply to those payments in certain circumstances. Backup withholding will generally not apply, however, to a U.S. Holder who:

•
furnishes a correct taxpayer identification number and certifies that the U.S. Holder is not subject to backup withholding on IRS Form W-9, Request for Taxpayer Identification Number and Certification (or substitute form); or

•	is otherwise exempt from backup withholding.

     Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder under the backup withholding rules may be credited against the holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS in a timely manner.

F.	Dividends and paying agents

Not applicable

G.	Statements by experts

Not applicable

H.	Documents on display

We "incorporate by reference" information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Annual Report on Form 20-F and more recent information automatically updates and supersedes more dated information contained or incorporated by reference in this Annual Report on Form 20-F.

We are required to file reports and other information with the securities commissions in all provinces of Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from SEDAR (www.sedar.com) the Canadian equivalent of the SEC's electronic document gathering and retrieval system EDGAR.

We are required to file reports and other information with the SEC under the Securities Exchange Act of 1934. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. Under the Exchange Act, as a foreign private issuer, we are also not required to publish financial statements as frequently or as promptly as United States companies.

Form 20-F

You may read and copy any of our reports and information at, and obtain copies upon payments of prescribed fees from, The Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C., 20549. In addition, the SEC maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC on EDGAR (www.sec.gov/edgar.shtml). The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Additional information relating to the Corporation may be found on SEDAR at (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml) as well as on our website (www.labopharm.com).

I.	Subsidiary information

Our significant subsidiaries are detailed under “Item 4C. Organizational Structure”.

Item 11 Quantitative and Qualitative Disclosures about Market Risks

Information relating to quantitative and qualitative about market risks is detailed in the Audited Consolidated Financial Statements of the Corporation under Note 24 Financial Instruments - Market risks and Note 8 Long-term Investments included in “Item 18 Financial Statements” of our Annual Report on Form 20-F.

Item 12 Description of Securities Other than Equity Securities

a)	Debt Securities

Not applicable

b)	Warrants and Rights

Not applicable

c)	Other Securities

Not applicable

d)	American Depositary Shares

Not applicable

PART II

Item 13 Defaults, Dividend and Delinquencies

None

Item 14 Material Modification to the Rights of Security Holders and Use of Proceeds

None

Item 15 Controls and Procedures

We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed on Form 20-F and filed with the SEC is recorded, processed, summarized and reported in a timely manner. Based on our evaluation, our management, including the President and CEO and Chief Financial Officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this report are effective. Notwithstanding the foregoing, there can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within our Corporation to disclose material information otherwise required to be set forth in our reports.

Form 20-F

Management’s Report on Internal Control Over Financial Reporting

The management of the Corporation is responsible for establishing and maintaining adequate internal control over financial reporting for the Corporation as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Corporation’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Corporation’s consolidated financial statements for external reporting purposes in accordance with accounting principles generally accepted in the Canada, including a reconciliation to United States generally accepted accounting principles.

As of the end of the Corporation’s 2010 fiscal year, management conducted an assessment of the effectiveness of the Corporation’s internal control over financial reporting based on the framework established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined the Corporation’s internal control over financial reporting as of December 31, 2010 was effective.

The effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2010 has been audited by the Corporation’s independent auditors, as stated in their report filed as Exhibit 15.1 to this Annual Report on Form 20-F: Audited Consolidated Financial Statements of the Registrant for the twelve-month period ended December 31, 2010.

Attestation Report of the Registered Public Accounting Firm

As noted above, the audit report relating to the effectiveness of the Corporation’s internal control over financial reporting of the independent auditors accompanies the Corporation’s Audited Consolidated Financial Statements for the fiscal year ended December 31, 2010 included in “Item 18 Financial Statements” of our Annual Report on Form 20-F.

Change in Internal Control Over Financial Reporting

During the period covered by this Annual Report on Form 20-F, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16 [Reserved]

Item 16A Audit Committee Financial Expert

The Charter of the Audit Committee provides that all members of the Committee must be financially literate, and at least one member of the committee shall have accounting or related financial management expertise as the Board of Directors interprets such qualification and may qualify as an audit committee financial expert under the rules of the US Securities and Exchange Act of 1934 as amended.

Our Board of Directors has determined that all members of our Audit Committee are financially literate and that Ms. Rachel R. Selisker, Chair of our Audit Committee is an audit committee financial expert. Ms. Selisker, is independent in accordance with the CSA standards. For a description of Ms. Selisker education and experience, please refer to “Item 6A. - Directors and Senior Management” of this Annual Report on Form 20-F.

Form 20-F

Item 16B Code of Ethics

The Board of Directors has adopted a Code of Ethics and Business Conduct or the Code of Ethics which was last amended on August 11, 2010 that applies to the Corporation’s President and CEO and the Chief Financial Officer. The Code of Ethics and Business Conduct also applies to the Board of Directors and to all employees.

The Corporate Governance and Nominating Committee is responsible for monitoring compliance with our Code of Ethics. Our directors, officers and employees are asked to periodically acknowledge in writing review of and compliance with the Code of Ethics as a condition of their engagement or employment relationship with us, as the case may be.

A copy of our Amended Code of Ethics and Business Conduct dated August 11, 2010 was incorporated by reference to exhibit 99.1 to the Corporation’s Report on Form 6-K for the month of August 2010 filed on August 24, 2010 and is readily accessible on our website (www.labopharm.com). In addition, copies of our Code of Ethic can be provided, without charge, upon request to: Labopharm Inc., 480 Armand-Frappier Boulevard, Laval (Québec) (Canada) H7V 4B4, Attention: Corporate Secretary.

Item 16C Principal Accountant Fees and Services

Ernst & Young llp have been acting as our auditors since July 2002. In addition to performing the audit of our consolidated financial statements, Ernst & Young llp provided other services to us and they billed us the following fees in respect of each of our two most recently completed financial years:

Fees	Fiscal year ended December 31, 2010 ($)	Fiscal year ended December 31, 2009 ($)
Audit Fees(1)	463,772	500,102
Audit-Related Fees(2)	50,732	3,903
Tax Fees(3)	188,556	52,667
All other Fees(4)	45,236	7,596
Total:	748,296	564,268
(1)Refers to the aggregate fees billed by our external auditors for audit services.
(2)Refers to the aggregate fees billed for professional services rendered by our external auditors for regulatory review.
(3)Refers to the aggregate fees billed for professional services rendered by our external auditors for tax compliance, tax advice and tax planning.
(4)Refers to the various language translation services provided by our external auditors.

Pre-Approval Policies and Procedures

In 2004, we adopted an Audit Committee Pre-Approval Policy for Audit and Non-Audit Services, as amended in 2010, which includes specific policies and procedures for the engagement of non-audit services. Such policy is available on our website (www.labopharm.com) and has been filed as Exhibit 15.2 of this Annual Report on Form 20-F.

Item 16D Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable

Form 20-F

Item 16F Change in Registrant’s Certifying Accountant

Not applicable

Item 16G Corporate Governance

The Corporation corporate governance practices are substantially compliant with the CSA’s Corporate Governance Standards. A Copy of our Corporate Governance Rules (filed as Exhibit 15.1 of our Annual Report on Form 20-F) and Code of Ethics and Business Conduct are available on our website (www.labopharm.com). Requests for copies of such documents to us at the following address: Labopharm inc., 480 Armand-Frappier Boulevard, Laval (Québec) (Canada) H7V 4B4 Attention: Corporate Secretary.

Item 17 Financial Statements

Not applicable

Item 18 Financial Statements

The Audited Consolidated Financial Statements of the Corporation appear on pages 115 to 156.

Form 20-F

Consolidated Financial Statements
For the Years Ended December 31, 2010 and 2009

Form 20-F

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. The Corporation’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Corporation’s consolidated financial statements for external reporting purposes in accordance with Canadian generally accepted accounting principles.

As of the end of the Corporation’s 2010 fiscal year, management conducted an assessment of the effectiveness of the Corporation’s internal control over financial reporting based on the framework established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Corporation’s internal control over financial reporting as of December 31, 2010 was effective.

The effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2010 has been audited by the Corporation’s independent auditors, as stated in their report appearing on page 31.

/s/ Mark A. D’Souza
President and Chief Executive Officer

/s/ Sylvain Guénette, CA
Chief Financial Officer

March 31, 2011, Laval

Form 20-F

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of
Labopharm Inc.

We have audited the internal control over financial reporting of Labopharm Inc. [the “Corporation”] as at December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission [the “COSO criteria”]. The Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the Management report on internal control over financial reporting on page 30 of its Annual Report. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A corporation’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A corporation’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the corporation; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the corporation are being made only in accordance with authorizations of management and directors of the corporation; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the corporation’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as at December 31, 2010 based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Corporation as at December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ (deficiency) equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated March 31, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP1
Chartered Accountants

Montréal, Canada
March 31, 2011
1 CA auditor permit no. 16652

Form 20-F

MANAGEMENT’S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements and management’s discussion and analysis of Labopharm Inc. are the responsibility of management and have been approved by Labopharm’s Board of Directors.

These consolidated financial statements were prepared by management in accordance with Canadian generally accepted accounting principles. They include some amounts that are based on estimates and judgments. The financial information contained elsewhere in the annual report is consistent with that in the consolidated financial statements.

To ensure the accuracy and objectivity of the information contained in the consolidated financial statements, Labopharm’s management maintains a system of internal accounting controls. Management believes this system gives a reasonable degree of assurance that the financial documents are reliable and provide an adequate basis for the consolidated financial statements, and that the Corporation’s assets are properly accounted for and safeguarded.

The Board of Directors carries out its responsibility for the consolidated financial statements in this Annual Report primarily through its audit committee. The audit committee is formed of outside directors who review the Corporation’s annual consolidated financial statements as well as management’s discussion and analysis and the operating results and recommend their approval by the Board. Ernst & Young LLP, Chartered Accountants, the external auditors designated by the shareholders, periodically meet with the audit committee to discuss auditing, the reporting of financial information and other related subjects.

/s/ Mark A. D’Souza
President and Chief Executive Officer

/s/ Sylvain Guénette, CA
Chief Financial Officer

March 31, 2011, Laval

Form 20-F

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Labopharm Inc.

We have audited the accompanying consolidated financial statements of Labopharm Inc., which comprise the consolidated balance sheets as at December 31, 2010 and 2009, and the consolidated statements of operations, changes in shareholders’ (deficiency) equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Labopharm Inc. as at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Other matter
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Labopharm Inc.’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2011 expressed an unqualified opinion on Labopharm Inc.’s internal control over financial reporting.

/s/ Ernst & Young LLP1
Chartered Accountants

Montréal, Canada
March 31, 2011
1 CA auditor permit no. 16652

Form 20-F

Labopharm Inc.

CONSOLIDATED BALANCE SHEETS
[thousands of Canadian dollars]

As at December 31,	2010 $	2009 $
ASSETS [note 14]
Current
Cash and cash equivalents [notes 2 and 26]	39,394	23,650
Marketable securities [note 4]	10,235	854
Accounts receivable [notes 5 and 27]	3,289	4,736
Research and development tax credits receivable	1,358	2,584
Income taxes receivable	6	223
Inventories [note 6]	3,195	2,637
Prepaid expenses and other assets	1,994	701
Total current assets	59,471	35,385
Restricted investments [note 7]	215	133
Long-term investments [notes 8 and 27]	21,028	2,885
Property, plant and equipment [note 9]	7,678	8,575
Intangible assets [note 10]	1,748	2,018
Future income tax assets [note 17]	117	124
	90,257	49,120

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY
Current
Accounts payable and accrued liabilities [note 11]	9,650	18,124
Current portion of deferred revenue [note 12]	9,861	2,938
Current portion of obligations under capital leases [note 13]	353	309
Current portion of long-term debt [note 14]	10,398	3,558
Total current liabilities	30,262	24,929
Deferred revenue [note 12]	35,216	14,364
Obligations under capital leases [note 13]	4,680	5,033
Long-term debt [note 14]	38,190	18,939
Total liabilities	108,348	63,265
Shareholders’ deficiency
Share capital [note 15] Common shares, no par value, unlimited authorized shares, 71,571,641 and 57,456,364 issued as at December 31, 2010 and 2009, respectively	260,231	242,316
Warrants [note 15]	6,133	937
Contributed surplus [note 15]	17,489	16,385
Deficit	(302,586)	(273,625)
Accumulated other comprehensive income (loss)	642	(158)
Total shareholders’ deficiency	(18,091)	(14,145)
	90,257	49,120

Commitments, guarantees and contingencies [notes 16 and 17]
Subsequent events [note 30]
See accompanying notes

On behalf of the Board:

/s/ Mark A. D’Souza	/s/ Rachel R. Selisker

Form 20-F

Labopharm Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS
[thousands of Canadian dollars, except share and per share amounts]

For the years ended December 31,	2010 $	2009 $	2008 $
REVENUE
Product sales [note 27]	16,761	18,480	13,158
Licensing [note 26]	8,228	4,902	8,856
Royalties	1,977	962	-
Services and research and development collaborations [note 27]	2,418	228	-
	29,384	24,572	22,014
EXPENSES
Cost of goods sold [excluding amortization] [note 6]	8,198	8,345	5,818
Research and development expenses, net [note 18]	7,383	11,900	23,236
Selling, general and administrative expenses [notes 16 and 27]	35,016	27,077	26,898
Financial expenses [note 19]	5,277	4,296	3,133
Change in fair value of long-term investment [note 8]	(765)	-	1,291
Amortization of property, plant and equipment and intangible assets	1,686	1,822	1,975
Interest income [note 27]	(763)	(417)	(1,874)
Foreign exchange loss (gain)	1,959	(3,239)	2,235
Restructuring costs [note 23]	-	897	-
	57,991	50,681	62,712
Loss before income taxes	(28,607)	(26,109)	(40,698)
Income tax expense (recovery) [note 17]	354	1	(59)
Net loss for the year	(28,961)	(26,110)	(40,639)
Net loss per share - basic and diluted	(0.42)	(0.46)	(0.72)
Weighted average number of common shares outstanding	69,709,929	57,123,105	56,822,506

See accompanying notes

Form 20-F

Labopharm Inc.
CONSOLIDATED STATEMENTS OF
SHAREHOLDERS’ (DEFICIENCY) EQUITY
AND COMPREHENSIVE INCOME (LOSS)
[thousands of Canadian dollars, except share amount]
	Outstanding common shares		Warrants	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total
	#	$	$	$	$	$	$
Balance, December 31, 2007	56,817,963	241,955	541	12,527	(206,976)	(50)	47,997
Net loss for the year	-	-	-	-	(40,639)	-	(40,639)
Changes in unrealized gains on marketable securities	-	-	-	-	-	1,445	1,445
Comprehensive loss for the year							(39,194)
Transitional adjustment on adoption of accounting policy	-	-	-	-	100	-	100
Issuance of warrants	-	-	190	-	-	-	190
Re-pricing of warrants	-	-	20	-	-	-	20
Shares issued upon the exercise of stock options	8,100	12	-	(4)	-	-	8
Stock-based compensation	-	-	-	2,414	-	-	2,414
Balance, December 31, 2008	56,826,063	241,967	751	14,937	(247,515)	1,395	11,535
Net loss for the year	-	-	-	-	(26,110)	-	(26,110)
Unrealized net gains and/or losses on marketable securities in prior years transferred to net loss in the current year	-	-	-	-	-	(1,395)	(1,395)
Changes in unrealized losses on marketable securities	-	-	-	-	-	(158)	(158)
Comprehensive loss for the year							(27,663)
Share issuance	591,568	916	(363)	-	-	-	553
Share issuance costs	-	(642)	-	-	-	-	(642)
Vesting of warrants [note 14]	-	-	549	-	-	-	549
Shares issued upon the exercise of stock options [note 15]stock options [note 15]	38,733	75	-	(31)	-	-	44
Stock-based compensation [note 15]	-	-	-	1,479	-	-	1,479
Balance, December 31, 2009	57,456,364	242,316	937	16,385	(273,625)	(158)	(14,145)
Net loss for the year	-	-	-	-	(28,961)	-	(28,961)
Unrealized net gains and/or losses on marketable securities in prior years transferred to net loss in the current year	-	-	-	-	-	109	109
Changes in unrealized gains and/or losses on marketable securities	-	-	-	-	-	49	49
Cumulative translation adjustment	-	-	-	-	-	642	642
Comprehensive loss for the year							(28,161)
Unit and share issuance [note 15]	14,011,577	18,323	5,428	-	-	-	23,751
Issuance costs	-	(567)	(168)	-	-	-	(735)
Shares issued upon the exercise of stock options and warrants [note 15]stock options [note 15]	103,700	159	(64)	(2)	-	-	93
Stock-based compensation [note 15]	-	-	-	1,106	-	-	1,106
Balance, December 31, 2010	71,571,641	260,231	6,133	17,489	(302,586)	642	(18,091)

See accompanying notes

Form 20-F

Labopharm Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
[thousands of Canadian dollars]
For the years ended December 31,	2010 $	2009 $	2008 $
OPERATING ACTIVITIES
Net loss for the year	(28,961)	(26,110)	(40,639)
Items not affecting cash
Amortization of property, plant and equipment	1,397	1,494	1,646
Amortization of intangible assets	289	328	329
Amortization of premiums and discounts on marketable securities	7	110	53
Loss on sale of property, plant and equipment	-	65	-
Impairment of intangible assets	80	-	-
Non-cash interest income	(4)	-	-
Change in fair value of long-term investment	(765)	-	1,291
Non-cash financial expenses	946	707	423
Unrealized foreign exchange loss (gain)	922	(2,648)	2,069
Stock-based compensation	1,106	1,479	2,414
	(24,983)	(24,575)	(32,414)
Net change in other operating items [note 20]	21,968	5,937	(1,708)
	(3,015)	(18,638)	(34,122)
INVESTING ACTIVITIES
Acquisition of marketable securities	(34,454)	(8,466)	(50,243)
Proceeds from disposals of marketable securities	-	9,420	3,234
Proceeds from maturities of marketable securities	25,251	32,639	67,019
Acquisition of restricted investment	(93)	-	(45)
Issuance of term loans [note 20]	(9,722)	-	-
Acquisition of property, plant and equipment	(474)	(334)	(1,300)
Acquisition of intangible assets	(99)	(83)	(507)
	(19,591)	33,176	18,158
FINANCING ACTIVITIES
Proceeds from issuance of common shares	18,415	547	8
Proceeds from issuance of warrants	5,429	-	190
Payment of issuance costs of common shares and warrants	(1,209)	(118)	-
Proceeds from issuance of long-term debt [note 20]	19,722	2,549	5,647
Repayment of long-term debt	(685)	-	-
Financing costs incurred	(550)	(362)	(118)
Repayment of obligations under capital leases	(309)	(271)	(203)
	40,813	2,345	5,524
Foreign exchange gain (loss) on cash held in foreign currencies	(2,463)	(1,606)	1,640
Net change in cash and cash equivalents during the year	15,744	15,277	(8,800)
Cash and cash equivalents, beginning of year	23,650	8,373	17,173
Cash and cash equivalents, end of year	39,394	23,650	8,373
Supplemental cash flow information:
Interest paid	3,643	3,281	2,473
Income taxes paid (recovered)	149	(200)	267

See accompanying notes

Form 20-F

1.	DESCRIPTION OF BUSINESS

Labopharm Inc. [the “Corporation”], incorporated under the Companies Act (Québec), is an international specialty pharmaceutical corporation focused on improving existing drugs by incorporating its proprietary and advanced controlled-release technologies. The Corporation develops products internally in order to enter into strategic alliances or licensing agreements with national or international pharmaceutical companies that may have the necessary resources and distribution networks to market and sell its pharmaceutical products.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles [“Canadian GAAP”]. The most significant accounting policies are summarized below. A reconciliation of significant differences with generally accepted accounting principles in the United States [“U.S. GAAP”] is presented in note 28.

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant judgement and estimates are required in the determination of revenue recognition, including reserves for product rebates and the period over which deferred revenue is recognized, the assessment of asset impairment, including those related to long-lived assets and investments for which there is no active market. They are also required for the net realizable value of inventory, the valuation allowance for future tax assets, tax credits, as well as for the measurement of stock-based compensation and the recognition and measurement of contingencies. The Corporation reviews all significant estimates affecting the consolidated financial statements on a recurring basis and records the effect of any adjustments when necessary. Actual results could differ from those estimates and such differences could be material.

Principles of consolidation

The consolidated financial statements include the accounts of the Corporation and those of its wholly-owned subsidiaries, Labopharm Europe Limited, Labopharm (Barbados) Limited, Labopharm Cyprus Limited and Labopharm USA, Inc. The Corporation’s interests in joint ventures are accounted for using proportionate consolidation, resulting in the Corporation recognizing in its consolidated balance sheets, its share of the assets and the liabilities of joint ventures, and in its consolidated statements of operations, its share of the revenue and the expenses of joint ventures. All significant intercompany transactions and balances have been eliminated upon consolidation.

Revenue recognition

The Corporation recognizes revenue from product sales, royalties, services and research and development collaborations, and licensing arrangements, which may include multiple elements. The Corporation’s distribution and license agreements for its products typically include the following deliverables: a license for the customer to sell the product in the licensed territory, additional services to get the product approved in the licensed territory and product support throughout the term of the agreement, and supply of products during the term of the agreement. Consideration for the deliverables can include up-front and/or milestone payments, fee for service, as well as a unit price for the supply of product. Up-front and milestone payments are generally non-refundable. If refundable, however, any payment received or portion of such payment would be precluded from revenue recognition until the refund condition lapses. Distribution and license agreements are generally not cancellable unless there is a material breach by one of the parties, a significant change in market conditions, or mutual agreement between the parties, at which time any amounts remaining in deferred revenue would be recognized.

Revenue arrangements with multiple elements are reviewed in order to determine whether the multiple elements can be divided into separate units of accounting. Considering that the license does not usually have a stand-alone value without the provision of services to obtain product approval in the licensed territory, the licensing of technology and the provision of services are usually combined into one unit of accounting. The supply of products is generally considered as a separate unit of accounting. The Corporation is usually able to determine the selling price of the deliverables based on vendor-specific objective evidence for comparable types of multiple-deliverable arrangements. The terms of these agreements generally span over multiple years. These agreements are usually not subject to rights of return, although they may contain certain termination clauses under certain circumstances.

Form 20-F

Product sales - Revenue from sales of products is recognized when the product is shipped to the Corporation’s customers, provided the Corporation has not retained any significant risks of ownership or future obligations with respect to the product shipped, when the selling price is fixed and determinable, and collectibility is reasonably assured. Product sales subject to price adjustments are reduced by the estimated future price reduction payable by the Corporation according to the underlying agreement, based on the Corporation’s historical experience where relevant, or according to a floor price, where appropriate. Milestone payments earned upon the achievement of a predetermined sales level are recorded as revenue from product sales when the predetermined sales level is reached and collectibility is reasonably assured.

Royalties - Revenue arising from royalties is recognized when reasonable assurance exists regarding measurement and collectibility. Royalties are calculated as a percentage of net sales realized by the Corporation’s licensee of its product. The licensee’s net sales consist of revenues from product sales of the Corporation’s pharmaceutical products, less estimates for chargebacks, rebates, sales incentives and allowances, distribution service fees, returns and losses. The Corporation recognizes royalties on its licensee’s net sales when title and risk of loss has passed to the licensee’s customer, which is typically upon delivery to the licensee’s customer, when estimated provisions for chargebacks, rebates, sales incentives and allowances, distribution service fees, returns and losses are reasonably determinable, and when collectibility is reasonably assured.

Revenue from the launch of a new product for which the Corporation or its licensee are unable to develop the requisite historical data on which to base estimates of returns, may be deferred until such time that an estimate of returns can be determined and all of the conditions above are met and when the product has achieved market acceptance, which is typically based on dispensed prescription data and other information obtained during the period following launch. Any payments received or receivable in advance of recognition are recorded in deferred revenue.

Licensing - For up-front non-refundable licensing payments, revenue is deferred and recognized on a straight-line basis during the term over which the Corporation maintains substantive contractual obligations. For any portion of an up-front licensing payment that is subject to a refund, the revenue is deferred. Once the refund condition lapses, revenue is recognized on a straight-line basis during the term over which the Corporation maintains substantive contractual obligations. Milestone fees specifically tied to a separate earnings process and deemed to be substantive and at risk are recognized as revenue when such milestones are achieved and collectibility is reasonably assured. Otherwise, they are recognized over the remaining term of the underlying agreement or the term over which the Corporation maintains substantive contractual obligations. Amounts received in advance of recognition are included in deferred revenue. The term over which milestone payments are recognized as revenue can be revised if the period over which the Corporation maintains substantive contractual obligations changes following significant events or circumstances.

Services and research and development collaborations - Revenue arising from the provision of services and research and development collaborations is recognized as efforts are expended to render the contracted services, or when milestones are achieved, in accordance with the terms of the specific agreements, and when reasonable assurance exists regarding measurement and collectibility. Amounts received in advance of recognition are included in deferred revenue.

Cash and cash equivalents

Cash and cash equivalents consist of cash and all highly liquid short-term investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. The Corporation considers these highly liquid short-term investments with a maturity on acquisition of less than three months to be cash equivalents. Due to these factors, cash equivalents have been classified as held-for-trading. As at December 31, 2010 and 2009, cash and cash equivalents consisted entirely of cash.

Marketable securities

Marketable securities are classified as available-for-sale and are measured at fair value. Unrealized gains or losses which are considered temporary are recognized in accumulated other comprehensive income (loss) in shareholders’ (deficiency) equity until the marketable security is derecognized and all cumulative gain or loss is then recognized in net loss for the year. The Corporation reviews available-for-sale securities at each reporting period-end to identify and evaluate investments that show indications of possible impairment. A security is considered impaired if its unrealized losses represent impairment that is considered to be other than temporary. In determining whether a loss is temporary, factors considered include the extent of the unrealized loss, the length of time that the security has been in an unrealized loss position, the financial condition and near-term prospects of the issuer, and the Corporation’s intention or obligation to sell the security before any anticipated recovery. If the decline is considered to be other than temporary, a write-down is recorded in the Corporation’s consolidated statements of operations. The amortization of acquisition premiums and discounts is recorded as a deduction from or as an addition to interest earned on those securities, respectively. The cost of a security sold or the amount reclassified out of accumulated other comprehensive income (loss) into earnings is determined by specific identification.

Form 20-F

Allowance for doubtful accounts

The Corporation reviews its accounts receivable on a regular basis to determine if any receivables have a high risk of being uncollectible, and includes these in its allowance for doubtful accounts. Actual write-offs may however exceed the recorded allowance. The Corporation has no allowance for doubtful accounts as at December 31, 2010 or 2009.

Inventories

Inventories are valued at the lower of cost, which is determined on an average cost basis, and net realizable value.

Property, plant and equipment

Property, plant and equipment are recorded at cost less related investment tax credits for research and development equipment.

Assets acquired under capital leases are recorded at cost, being the initial present value of the minimum lease payments after deduction of executory costs.

Amortization of property, plant and equipment and assets acquired under capital leases is calculated over the estimated useful lives of the assets using the following methods and rates:

Building and building improvements	Straight-line over the term of the lease	up to 15 years
Laboratory and plant equipment	Diminishing balance	20% to 30%
Computer hardware and software	Diminishing balance	30%
Furniture and office equipment	Straight-line	5 to 10 years
Leasehold improvements	Straight-line over the term of the lease	up to 10 years

Intangible assets

Intangible assets consist of acquired patents and internally generated patents which meet the generally accepted accounting criteria for deferral and amortization, which is typically achieved when the underlying product is approved for sale in the underlying territory. The internally generated patent costs include legal fees to obtain patents and patent application fees. Intellectual property rights include fees paid to third parties for the use or the licensing of technologies. Intangible assets also include software that is not an integral part of the related hardware or equipment. Amortization of intangible assets is calculated over the estimated useful lives of the assets, which, with respect to patents, cannot exceed their life, using the following methods and rates:

Intellectual property rights	Straight-line	up to 20 years
Patents	Straight-line	up to 20 years
Software	Diminishing balance	30%

Research expenses are charged to income in the year of expenditure. Development costs are charged to income as incurred unless a development project meets generally accepted accounting criteria for deferral and amortization. The Corporation has not deferred any such development costs to date.

Form 20-F

Impairment of long-lived assets

Property, plant and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset with the sum of the undiscounted cash flows expected from its use and disposal. If such an asset is considered impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value, generally determined on a discounted cash flow basis. Any impairment results in a write-down of the asset and a charge to income during the year.

Financial instruments - Recognition and measurement

All financial assets are classified as held-for-trading, available-for-sale, loans and receivables or held-to-maturity investments. All financial liabilities must be classified as held-for-trading or other financial liabilities. All financial instruments are recorded initially on the consolidated balance sheets at fair value. After initial recognition, the financial instruments are measured at their fair values, except for held-to-maturity investments, loans and receivables and other financial liabilities, which are measured at amortized cost using the effective interest rate method.

The effective interest related to the financial assets and liabilities classified as loans and receivables or other financial liabilities and the gain or loss arising from a change in the fair value of a financial asset classified as held-for-trading are included in net loss for the year during which they arise. If a financial asset is classified as available-for-sale, the gain or loss is recognized in accumulated other comprehensive income (loss) until the financial asset is derecognized and all cumulative gain or loss is then recognized in net loss for the year. If there has been a loss in value of such investment that is other than a temporary decline, the investment is written down and the impairment loss is recognized in net loss for the year.

Issuance costs of share capital and warrants

The Corporation records issuance costs as a reduction of share capital or warrants.

Financing costs

Financing fees and transaction costs associated with the issuance of debt are deferred, recorded as a reduction of the carrying value of the related debt, and amortized over the term of the related debt using the effective interest rate method.

Government assistance

Grant amounts resulting from government assistance programs, including investment tax credits on research and development expenses, are reflected as reductions to the cost of the assets or to the expenses to which they relate at the time the assistance becomes receivable.

Foreign currency translation

The Corporation’s foreign subsidiaries are considered to be integrated foreign entities and are accounted for in accordance with the temporal method, as are transactions in foreign currencies entered into by the Corporation. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the year-end exchange rate. Non-monetary assets and liabilities are translated at the historical exchange rate, and revenue and expense items are translated into Canadian dollars at rates of exchange in effect at the related transaction dates. Exchange gains and losses arising from these transactions are included in income in the year during which they occurred.

The Corporation’s newly formed foreign joint ventures [note 26] are considered to be self-sustaining and are accounted for in accordance with the current rate method. Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the balance sheet date exchange rate. Revenue and expense items, including amortization, are translated into Canadian dollars at the exchange rate in effect on the dates at which such items are recognized in income during the year. Exchange gains and losses arising from the translation of the financial statements of the self-sustaining foreign entities are recognized in a separate component of shareholders’ deficiency in accumulated other comprehensive income (loss).

Form 20-F

Stock-based compensation plan

The Corporation has a stock-based compensation plan and has applied the fair value based method to expense all options awarded to employees and directors since March 1, 2002. The fair value of stock options granted is measured at the date of grant using the Black-Scholes option pricing model, and expensed over the vesting period of the options. Awards with graded vesting are considered multiple awards. In determining the expense, the Corporation deducts the number of awards that are expected to be forfeited at the time of grant and the Corporation revises this estimate, if necessary, in subsequent years if actual forfeitures differ from those estimates. The Corporation’s policy is to issue new shares upon the exercise of stock options.

Net loss per share

The basic net loss per share is calculated using the weighted average number of common shares outstanding during the year. The diluted net loss per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects, if any, of dilutive common share equivalents such as options. This method requires that the diluted net loss per share be calculated using the treasury stock method, as if all common share equivalents had been exercised at the beginning of the reporting period, or period of issuance, as the case may be, and that the funds obtained thereby were used to purchase common shares of the Corporation at the volume weighted average trading price of the common shares during the year. Diluted net loss share is equal to the basic net loss per share since the effect of exercising 716,865 options and warrants [2009 - 1,183,208; 2008 - 885,876] would be anti-dilutive.

Income taxes

The Corporation follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods during which the future tax assets or liabilities are expected to be realized or settled. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

3.	CHANGES IN ACCOUNTING POLICIES

In December 2009, the Emerging Issues Committee [“EIC”] issued Abstract EIC-175, Multiple Deliverable Revenue Arrangements. EIC-175 is an amendment of EIC-142, Arrangements with Multiple Deliverables. The revised guidance changes the determination of separate units of accounting and the allocation of the consideration to the deliverables. The criteria for identifying all deliverables in a multiple-element arrangement that represent separate units of accounting have been simplified. Entities are no longer required to have objective and reliable evidence of fair value of the undelivered item for a deliverable to qualify as a separate unit of accounting. Under EIC-175, if the Corporation can allocate consideration to the separate units of accounting based on vendor-specific objective evidence, third-party evidence, or estimated selling price, revenue can be recognized for the delivered elements. The Corporation early adopted EIC-175 in the three-month period ending June 30, 2010. Since the period of adoption is not the first reporting period in the Corporation’s fiscal year, EIC-175 was applied retroactively from January 1, 2010 to arrangements entered into or modified since that date. The adoption of EIC-175 did not have a material impact on the Corporation’s consolidated financial statements.

Form 20-F

4.	MARKETABLE SECURITIES

Marketable securities are comprised of the following securities with an average weighted yield of 0.90% [2009 - 0.70%]:

	Amortized cost $	Gross unrealized gains $	Gross unrealized losses $	Estimated fair value $
As at December 31, 2010
Maturing within one year
Government-backed commercial paper	10,235	-	-	10,235

As at December 31, 2009
Maturing within one year
Government-backed commercial paper	1,012	-	(158)	854

None of the marketable securities held as at December 31, 2010 or 2009 have been in an unrealized loss position for more than twelve months.

During the year ended December 31, 2010, as a result of the disposal or maturities of available-for-sale marketable securities and the effect of currency fluctuation, gross realized gains amounted to $184 [2009 - $1,720], and gross realized losses amounted to $684 [2009 - $1,234], and were included in the consolidated statements of operations in interest income and foreign exchange loss (gain).

5.	ACCOUNTS RECEIVABLE

	2010 $	2009 $
Trade	3,199	4,617
Sales taxes	46	109
Other	44	10
	3,289	4,736

6.	INVENTORIES

	2010 $	2009 $
Raw materials	1,432	1,567
Intermediate finished goods	1,346	790
Finished goods	417	280
	3,195	2,637

During the year ended December 31, 2010, inventories in the amount of $7,469 [2009 - $7,430] were recognized as cost of goods sold, including provisions for write-downs to net realizable value of $410 [2009 - $206], and a reversal of previously recorded write-downs amounting to nil [2009 - $423].

7.	RESTRICTED INVESTMENTS

The restricted investments are comprised of three deposits [2009 - two deposits] maturing in 2011 with an annual weighted average effective yield of 0.88% [2009 - 2.54%]. These three investments collateralize letters of credit issued by financial institutions as security for certain of the Corporation’s lease obligations and credit cards [note 16].

Form 20-F

8.	LONG-TERM INVESTMENTS

	2010 $	2009 $
Long-term Notes [i] [note 30]	3,649	2,885
Term loans receivable [ii]	17,379	-
	21,028	2,885

[i]	Long-term Notes

As at December 31, 2008, the Corporation held non-bank sponsored asset-backed commercial paper [“Montreal Proposal ABCP”] with an acquisition cost of $5,640 and estimated fair value of $3,178. On January 21, 2009, the Corporation received in exchange of its Montreal Proposal ABCP long-term investments having a face value of $5,683, consisting of $1,748 of Class A-1 Notes, $3,187 of Class A-2 Notes, $578 of Class B Notes, and $170 of Class C Notes [collectively, the “Long-term Notes”], all issued by a trust called Master Asset Vehicle II, and $200 of accrued interest which was recorded as a reduction of fair value.

The terms of the Long-term Notes include a floating interest rate equivalent to Bankers’ Acceptance rate less 0.50%: (i) payable on a quarterly basis for the Class A-1 Notes and Class A-2 Notes, (ii) which will be accrued for the Class B Notes and will be paid on maturity only after repayment in full of the Class A-1 Notes and Class A-2 Notes, and (iii) which will be accrued for the Class C Notes and will be paid on maturity only after repayment in full of the Class B Notes. The Long-term Notes have a legal maturity in 2056, although it is generally understood that the preponderance of the underlying assets supporting the Long-term Notes have a maturity of seven to nine years from their issuance. The Corporation has designated the Long-term Notes as held-for-trading.

On December 31, 2010, the Corporation re-measured the estimated fair value of its Long-term Notes. The Corporation reviewed its assumptions to factor in new information available, changes in credit market conditions, as well as unsolicited offers to purchase its Long-term Notes.

Given the lack of an active market, the Corporation currently estimates the fair value of the Long-term Notes by discounting their estimated future cash flows considering the terms of the Long-term Notes and other observable market data as at December 31, 2010. The valuation technique used by the Corporation to estimate the fair value of the Long-term Notes is consistent with the method used at prior reporting dates. There is a significant amount of uncertainty in estimating the amount and timing of cash flows associated with the Long-term Notes. The Corporation estimates that the Long-term Notes will generate interest returns ranging from 0.00% to 2.00% until their maturity, which is assumed to be at the end of 2016. A discount rate of 6.60% was used for the Class A-1 Notes, 8.10% for the Class A-2 Notes, 19.10% for the Class B Notes, and 39.10% for the Class C Notes, resulting in a weighted average discount rate of approximately 9.70% [December 31, 2009 - 11.50%]. The discount rates consider factors including yields of instruments with similar maturities and credit ratings, premiums for lack of liquidity, uncertainty of future payments and potential credit losses, lack of transparency and nature of the underlying assets.

As at December 31, 2010, the fair value of the Long-term Notes is estimated to be approximately $3,649. The following table details the change in the carrying value of the Long-term Notes:

$
As at December 31, 2009	2,885
Increase in estimated fair value	765
Distribution of capital	(1)
As at December 31, 2010	3,649

As the fair value of the Long-term Notes is determined using a number of assumptions and is based on the Corporation’s assessment of market conditions as at December 31, 2010, the fair value reported in subsequent periods may change materially. The most significant variable is the discount rate or the yield that prospective investors will require. The Corporation conducted a sensitivity analysis of the potential discount rates which resulted in an estimated fair value of its Long-term Notes ranging from $3,329 to $4,091. A 1.0% increase in the weighted average discount rate would decrease the fair value of the Long-term Notes by approximately $191.

Form 20-F

[ii]	Term loans receivable

The term loans receivable from a joint venture [note 26] totalling $17,379 [US$17,375] bear interest at the Wall Street Journal Prime Rate plus 3%, [6.25% as at December 31, 2010], receivable semi-annually until the maturity dates of the term loans in May 2015, $14,878 [US$14,875] and November 2015, $2,501 [US$2,500].

9.	PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated amortization	Net carrying value
	$	$	$
2010
Building and building improvements	8,622	4,284	4,338
Laboratory and plant equipment	7,317	5,137	2,180
Computer hardware and software	2,020	1,677	343
Furniture and office equipment	1,788	1,035	753
Leasehold improvements	172	108	64
	19,919	12,241	7,678
2009
Building and building improvements	8,620	3,693	4,927
Laboratory and plant equipment	7,039	4,624	2,415
Computer hardware and software	1,956	1,550	406
Furniture and office equipment	1,659	903	756
Leasehold improvements	159	88	71
	19,433	10,858	8,575

The right to use the building and the building improvements reverts to its owners in 2018 unless the Corporation renews or extends the lease. The consolidated statements of cash flows for the year ended December 31, 2010 include payments for property, plant and equipment of $59 acquired in 2009 [2009 - nil acquired in 2008; 2008 - $128 acquired in 2007]. As at December 31 2010, property, plant, and equipment of $88 were unpaid. During the year ended December 31, 2010, the Corporation also wrote off property, plant and equipment with a cost of $14 [2009 - $5] that were fully depreciated and were no longer used by the Corporation.

Property, plant and equipment include the following assets under capital leases:

	Cost	Accumulated amortization	Net carrying value
	$	$	$
2010
Building	5,970	3,051	2,919
Office equipment	94	72	22
	6,064	3,123	2,941
2009
Building	5,970	2,653	3,317
Office equipment	94	53	41
	6,064	2,706	3,358

Amortization expense of assets under capital leases amounting to $417 [2009 - $418; 2008 - $417] is included in amortization of property, plant and equipment.

Form 20-F

10.	INTANGIBLE ASSETS

	Cost	Accumulated amortization	Net carrying value
	$	$	$
2010
Intellectual property rights	929	529	400
Patents	1,650	546	1,104
Software	1,328	1,084	244
	3,907	2,159	1,748
2009
Intellectual property rights	929	450	479
Patents	1,566	361	1,205
Software	1,313	979	334
	3,808	1,790	2,018

During the year ended December 31, 2010, the Corporation recognized as intangible assets costs of $85 [2009 - $76] related to internally generated patents meeting the criteria for deferral and amortization, and $14 for acquired software [2009 - $7]. Internally generated patents related to RYZOLT™ in the United States having a net carrying value of $80 were considered impaired as a result of the monetization of future royalties, and were consequently written down through anincrease in accumulated amortization [2009 - nil].

11.         ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2010	2009
	$	$
Trade payables and accruals	6,296	5,433
Accrued payroll and related expenses	1,742	1,903
Patent defense litigation costs [note 12]	-	9,479
Restructuring costs payable [note 23]	-	473
Other	1,612	836
	9,650	18,124

12.         DEFERRED REVENUE

In July 2008, the Corporation reached an agreement with Recordati Ireland Ltd. [“Recordati”] to reacquire the sales and marketing rights to its once-daily tramadol product for the United Kingdom. Under this agreement, the Corporation received a payment of $1,118 [#eu#700] from Recordati, of which $106 was in consideration of an account receivable related to a portion of a previously recognized milestone payment, and repurchased finished goods inventory for a cash consideration of $269. Prior to the conclusion of this agreement, the Corporation was recognizing as licensing revenue $408 per year on a straight-line basis for licensing payments previously received from Recordati. Following the conclusion of this agreement, the Corporation has no further substantive contractual obligations towards Recordati and the balance of the deferred licensing payments previously received and amounting to $3,411 was recognized as licensing revenue in the year ended December 31, 2008, together with the unrecognized portion of the $1,118 payment.

In 2005, the Corporation received a non-refundable up-front licensing payment of $23,100 [US$20,000] from Purdue Pharma Products L.P. [“Purdue Pharma”], which was being recognized as revenue on a straight-line basis until November 2010, which was the estimated term over which the Corporation was expecting to maintain substantive contractual obligations. In 2009, the Corporation revised the term over which it expects to maintain substantive contractual obligations towards Purdue Pharma to December 31, 2013. This period may be shortened or extended further as a result of future events or circumstances. Prior to December 31, 2009, the Corporation was recognizing $3,468 per year [prior to July 1, 2008 - $2,718 per year] as licensing revenue with respect to this up-front payment, an impact of $0.05 [prior to July 1, 2008 - $0.04 per year] on the basic and diluted net loss per share based on the number of shares outstanding as at December 31, 2010; following this change in estimate, the amount is $795 per year, an impact of $0.01 on the basic and diluted net loss per share based on the number of shares outstanding as at December 31, 2010.

Form 20-F

On December 31, 2010, the Corporation signed an amendment to the license agreement with Purdue Pharma under which Purdue Pharma agreed to pay the Corporation a lump sum amount of $4,771 [US$4,770] as compensation for royalties resulting from the net sales, from October 1, 2010 onwards, of RYZOLT™ in the United States. This amount was deferred and is being recognized as licensing revenue over the period during which the Corporation expects to maintain substantive contractual obligations towards Purdue Pharma, which, as noted above, is currently estimated to be up to December 2013. Purdue Pharma also agreed to pay the Corporation an amount of $500 in settlement of any royalties on net sales occurring prior to October 1, 2010, which resulted in an increase in royalties of $193 as a result of the amount which the Corporation had previously recorded as revenue. No additional royalty revenue or payments are expected from Purdue Pharma on sales of RYZOLT™ unless significant sales thresholds are met. As part of the amendment, the above payments owed by Purdue Pharma to the Corporation were offset against the outstanding patent defense litigation costs owed by the Corporation to Purdue Pharma amounting to $9,345, and the Corporation settled the outstanding balance with a cash payment of $4,074 on December 31, 2010.

13.         OBLIGATIONS UNDER CAPITAL LEASES

	2010 $	2009 $
Building, repayable in monthly instalments of $83 until May 2013 and $96 from June 2013 to April 2018, including interest calculated at 14.6%	8,121	9,121
Various leases for office equipment, repayable in monthly instalments totalling $2, including interest ranging from 7.3% to 7.8%, with maturity from February to March 2012	27	50
	8,148	9,171
Interest included in instalments	3,115	3,829
	5,033	5,342
Less: current portion	353	309
	4,680	5,033

Future minimum annual lease payments under capital leases for the next five years and thereafter are as follows:
$

2011	1,023
2012	1,004
2013	1,094
2014	1,150
2015	1,150
Thereafter	2,727
8,148

Form 20-F

14.	LONG-TERM DEBT

	2010 $	2009 $
Term loan of US$20,000, maturing on December 1, 2012, bearing interest at 10.95%, repayable in 24 monthly payments of $932 [US$932] including principal and interest	20,004	20,988
Adjustment for the debt discount, transaction costs and value assigned to warrants [i]	(659)	(1,040)
	19,345	19,948
Term loans, bearing interest at the Wall Street Journal Prime Rate plus 3%, or 6.25% as of December 31, 2010, semi-annual interest-only payments until maturity [note 26]:
US$14,875, maturing in May 2015	14,878	-
US$2,500, maturing in November 2015	2,501	-
Revolving credit facility, bearing effective interest at 1.96% [2009 - 1.06%] as of December 31, 2010, no principal repayment until maturity on June 17, 2012 [ii] [note 30]	2,544	2,549
Term loan of $10,000, bearing interest at 16.00%, payable semi-annually, commencing on April 1, 2011, principal and interest repayable by offsetting against a portion of the amount receivable from the creditor for future product sales, with outstanding balance maturing on May 1, 2012 and repayable in cash, subject to an extension of up to six months under certain conditions	9,320	-
	48,588	22,497
Less: current portion	10,398	3,558
	38,190	18,939

[i] In June 2009, the Corporation signed a third amendment to a term loan agreement, which was initially entered into in June 2005 and amended in December 2007 [“Tranche A”] and in October 2008 [“Tranche B”]. The third amendment postponed the date from which the Corporation is required to begin repaying principal on the loan from July 1, 2009 to July 1, 2010, and changed the maturity date of the loan from December 1, 2011 to June 1, 2012. The third amendment was accounted for as a modification and consequently resulted in no gain or loss.

As part of the third amendment, the additional 292,030 warrants initially issued in December 2007 became immediately vested. The Corporation estimated the fair value of these warrants using the Black-Scholes option pricing model assuming an expected volatility of 89%, an expected life of 3.5 years, a risk-free interest rate of 2.44% and no dividend yield, resulting in an estimated fair value of $549. The transaction costs related to the third amendment to the term loan agreement amounted to $362. These costs and the estimated fair value of the vested warrants were recorded as a reduction of the carrying value of the long-term debt and were amortized over the remaining term of the loan using the effective interest rate method. Furthermore, the amendment also provided for an additional back-end fee of US$200, bringing the total back-end fee payable at maturity or settlement of the term loan to US$480.

In May and June 2010, the Corporation signed fourth and fifth amendments to a term loan agreement, which was initially entered into in June 2005 and amended in December 2007, October 2008 and June 2009. The fourth amendment allowed the Corporation to transfer certain assets, given as collateral to the lender, to the newly formed joint venture [note 26]. The fifth amendment to the loan postpones the date from which the Corporation was required to begin repaying principal on the loan from July 1, 2010 to January 1, 2011, and changes the maturity date of the loan from June 1, 2012 to December 1, 2012. Both amendments have been accounted for as a modification to the term loan and, consequently, resulted in no gain or loss. The financing fees related to the fourth and fifth amendments to the term loan amounted to $550. These costs were recorded as a reduction of the carrying value of the long-term debt and will be amortized over the remaining term of the loan using the effective interest rate method. As a result of the debt discount, transaction costs, and the value assigned to warrants issued as part of the term loan agreement, the effective interest rate of the amended term loan is now approximately 16.30% as at December 31, 2010 [2009 - 15.90%]. The term loan is collateralized by a first rank lien on most of the Corporation’s assets except for a second rank lien on the Long-term Notes, and excluding its intellectual property and the assets of the joint venture [note 26], which are not subject to any lien. All other terms of the amended term loan agreement remain the same.

Form 20-F

[ii] In June 2009, the Corporation finalized a revolving credit agreement with the parent corporation of the broker [the “Bank”] through which the Corporation had purchased its Montreal Proposal ABCP. Under the credit agreement, the Corporation can borrow an amount of up to 45% of the principal value of the Long-term Notes or $2,555, for an initial three-year period, subject to certain conditions. Borrowings under the credit facility are collateralized by a first rank lien on the Long-term Notes. At the end of the three-year period, under certain conditions the Corporation has the option of repaying any amount owing by surrendering the Long-term Notes. This repayment arrangement has been recognized as an embedded put option and is measured at fair value using a valuation technique incorporating a probability weighted approach applied to the range of potential fair values of the Long-term Notes upon maturity of the credit agreement and considering the maximum amount that can be borrowed under the credit agreement and the discount rate used for estimating the fair value of the Long-term Notes. As at December 31, 2010, the fair value of this embedded derivative is estimated to be nil due to the low probabilities assigned to scenarios where the Long-term Notes are surrendered [2009 - nil]. Changes in the estimated fair value will be recognized in income, should any arise at future reporting dates. Borrowings under the credit facility can be in the form of floating rate loans bearing interest at the Bank’s reference rate less 1%, or at discounted banker’s acceptances plus stamping fees.

The Corporation is subject to certain non-financial covenants related to its long-term debt and has complied with these covenants as at December 31, 2010.

Principal repayments of the long-term debt for the next five years ending December 31 are as follows:
$
2011	11,210
2012	20,658
2013	-
2014	-
2015	17,379
49,247

15.	SHAREHOLDERS’ EQUITY

Authorized

Unlimited number of common shares, voting, without par value.
Unlimited number of preferred shares, non-participating, non-voting, without par value.

Share capital transactions

On November 24, 2009, the Corporation entered into a standby equity distribution agreement [“SEDA”] with YA Global Master SPV LTD [the “Purchaser”] pursuant to which the Purchaser has irrevocably committed to purchase up to $25,000 of the Corporation’s common shares, provided that in no event may it sell more than the lower of (i) 11,426,533 of its common shares, and (ii) 19.9% of its issued and outstanding common shares at any given time, unless it obtains the approval of its shareholders pursuant to the rules of the Toronto Stock Exchange [“TSX”] and the Nasdaq, and any required regulatory approval.

Until November 24, 2012, the Corporation has the right, but not the obligation, to sell common shares to the Purchaser. From time to time during the term of the agreement, and at the Corporation’s sole discretion, it may present the Purchaser with draw-down notices of up to $2,000 at a time, requiring the Purchaser to purchase its common shares. The per share purchase price for these shares will equal the daily volume weighted average price of its common shares on each dateduring a ten-day pricing period, subject to a minimum price which the Corporation may establish at the time of the draw-down notice, less a discount of 5.0% if the share purchase price is less than $3.00, 4% if the share purchase price is equal to or above $3.00 but less than $6.00, and 3.5% if the share purchase price is equal to or above $6.00.

Form 20-F

The share issuance costs in relation to the SEDA amounted to $642, of which $50 was paid with the issuance of 26,568 shares in December 2009.

In January 2010, pursuant to the draw-down notice presented to the Purchaser on December 20, 2009 with respect to the SEDA, the Corporation received an amount of $1,000 from the Purchaser and issued 482,165 shares, for an average price of $2.07 per share after discount, thereby increasing the share capital by $1,000. Share issuance costs amounted to $41.

In February 2010, the Corporation completed a secondary public offering resulting in gross proceeds of $22,751, for the issuance of 13,529,412 units. Each unit is comprised of one common share and a warrant to purchase one-half of a common share. The issuance costs of the units amounted to $694. The net proceeds were allocated to share capital and warrants based on their relative fair values. The fair value of the warrants was estimated using the Black-Scholes option pricing model using a volatility of 106%, an expected life of three years and a risk-free interest rate of 1.23%. As a result of this public offering, share capital was increased by $16,797 and warrants increased by $5,260.

During the year ended December 31, 2010, 3,700 [2009 - 38,733; 2008 - 8,100] stock options were exercised for a total cash consideration of $4 [2009 - $44; 2008 - $8], resulting in an increase in share capital of $6 [2009 - $75; 2008 - $12] and a reduction in contributed surplus of $2 [2009 - $31; 2008 - $4].

During the year ended December 31, 2010, 100,000 [2009 - 565,000] warrants were exercised for a cash consideration of $89 [2009 - $503], resulting in an increase in share capital by $153 [2009 - $866] and a decrease in warrants by $64 [2009 - $363].

Warrants

As part of the public offering completed in February 2010, 13,529,412 warrants are outstanding and are exercisable, and expire in February 2013 [three years from original date of issuance]. The combination of two warrants entitles the holder to acquire one common share upon payment of US$2.30.

In December 2007, as part of an amendment to a term loan agreement, the Corporation issued 1,460,152 warrants to purchase one common share per warrant at an exercise price of $0.89. These warrants expire on December 28, 2012, and 795,152 warrants are outstanding and exercisable as at December 31, 2010.

Stock option plan

The Corporation established a stock option plan for directors, executive officers, employees and consultants of the Corporation. The maximum number of common shares that are issuable under the plan shall not exceed 9.9% of the Corporation’s total issued and outstanding shares at any time.

During the year ended December 31, 2008, the Corporation undertook in favour of an institutional shareholder to limit the number of options granted per year under the stock option plan, to 2% of the outstanding shares at the beginning of such year. This undertaking expired in 2010.

As at December 31, 2010, 7,085,592 [2009 - 5,688,180] securities are issuable under the plan, and 2,176,142 [2009 - 755,697] options are available for grant.

The maximum number of common shares that may be optioned in favour of any individual will not exceed 5% of the number of outstanding common shares. Under the stock option plan, the price at which the common shares may be purchased will not be lower than the closing price of the common shares on the TSX on the grant date. Any options issued are non-transferable.

Form 20-F

All of the options that may be granted under the plan are exercisable according to a schedule up to a maximum period of ten years following the grant date thereof. The outstanding options as at December 31, 2010 may be exercised no later than May 2017. Options granted generally vest over a two- or three-year period, except for stock options granted to members of the Board of Directors, which vest immediately.

The stock option plan includes a retirement clause that applies to certain officers of the Corporation. Provided that some conditions are met with respect to age and period of employment with the Corporation, the stock options of these officers shall, upon their retirement, continue to vest under their original terms and shall retain their original expiry dates. The Corporation recognizes upon grant all compensation costs for unvested options granted to officers who have met these conditions. Compensation costs for options granted to officers who would meet these conditions during the regular vesting period are recognized over the period from the grant date to the date at which the officer will meet these conditions.

The changes in the number of stock options granted by the Corporation and their weighted average exercise prices are as follows:

	2010		2009		2008
	#	$	#	$	#	$
Balance, beginning of year	4,932,483	3.71	4,081,745	4.57	3,670,750	5.89
Options granted	967,900	1.56	1,362,705	1.51	1,424,995	2.19
Options exercised	(3,700)	0.96	(38,733)	1.15	(8,100)	0.96
Options expired	(934,601)	4.30	(418,000)	5.42	(833,200)	6.43
Options forfeited	(52,632)	1.57	(55,234)	1.83	(172,700)	4.31
Balance, end of year	4,909,450	3.19	4,932,483	3.71	4,081,745	4.57
Options exercisable at end of year	3,945,715	3.60	3,766,912	4.31	2,957,644	5.06

Additional information concerning stock options as at December 31, 2010 is as follows:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options	Weighted average remaining contractual life	Weighted average exercise price	Number of options	Weighted average exercise price
$	#	[in years]	$	#	$
0.70 to 0.96	213,195	4.1	0.91	206,529	0.91
1.21 to 1.62	2,314,305	5.5	1.49	1,397,170	1.46
1.81 to 2.57	1,136,250	4.2	2.45	1,096,316	2.46
6.75 to 9.72	1,245,700	2.2	7.43	1,245,700	7.43
	4,909,450	4.3	3.19	3,945,715	3.60

A compensation expense of $1,106, net of the estimation of forfeitures, has been recognized during the year ended December 31, 2010 [2009 - $1,479; 2008 - $2,414] for stock options granted to employees and directors, and has been charged to contributed surplus.

As at December 31, 2010, total unrecognized compensation expense related to unvested stock options amounts to $214, and is expected to be allocated to research and development and selling, general and administrative expenses on a weighted average period of 6.2 months.

Form 20-F

Additional information concerning stock options for the years ended December 31, is as follows:

	2010	2009	2008
	$	$	$

Intrinsic value of options exercised during the year	2	29	6
Intrinsic value of options outstanding, end of year	11	1,507	721
Intrinsic value of options exercisable, end of year	10	875	439
Estimated fair value at grant date of options becoming exercisable during the year	1,363	1,905	3,226

The fair value of options granted was estimated at the date of grant using the Black-Scholes option pricing model, resulting in the following weighted average assumptions and weighted average grant date fair value of stock options:

For the years ended December 31,	2010	2009	2008

Expected volatility	82%	100%	76%
Expected life [in years]	6.1	5.0	5.0
Risk-free interest rate	3.06%	1.86%	3.43%
Dividend yield	n/a	n/a	n/a
Weighted average grant date fair value [per option]	$1.12	$1.13	$1.40

In developing the estimate of expected life, the Corporation has assumed that its recent historical stock option exercise experience is a relevant indicator of future exercise patterns. The Corporation based its determination of expected volatility on the historical market volatility of its shares.

16.	COMMITMENTS, GUARANTEES AND CONTINGENCIES

[a]	Commitments

The Corporation occupies certain facilities under operating lease arrangements and leases certain equipment. Estimated future minimum annual payments under these operating leases, including the Corporation’s proportionate share of the joint ventures payments, for the years ending December 31 are as follows:
$

2011	192
2012	197
2013	130
519

Rental expenses for facilities and equipment under operating leases totalled $186 in 2010 [2009 - $192; 2008 - $158].

Letters of credit amounting to $179 were issued to the lessors of the Corporation’s facilities as collateral for the Corporation’s performance of obligations under the leases. These letters of credit are collateralized by specific investments with an estimated fair value of $190, which have been classified as restricted investments.

[b]	Guarantees

The Corporation periodically enters into research, licensing, distribution or supply agreements with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require the Corporation to compensate the other party for certain damages and costs incurred as a result of third-party intellectual property claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the intellectual property indemnification obligations prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Corporation has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

Form 20-F

[c]	Contingencies

In 1994, concurrently with the purchase of a controlled-release technology, the Corporation acquired a right of first refusal with respect to an improved technology for which it agreed to pay royalties of 4% on net revenue generated from the commercialization of the 1994 purchased technology. On February 7, 2005, the Corporation was served with a motion to institute legal proceedings in the Québec Superior Court. The motion seeks payment of an unspecified amount of royalties said to be outstanding since 1999. The Corporation considers that no money is owed. During the year ended December 31, 2009, informal settlement discussions were initiated between the parties, prior to incurring significant legal fees associated with the ensuing steps of the legal proceedings. The Corporation consequently accrued a selling, general and administrative expense of $450 in the year ended December 31, 2009, which is the estimated amount it would expect to pay if a settlement is reached.

17.	INCOME TAX EXPENSE (RECOVERY)

The components of income tax expense (recovery) are as follows:

For the years ended December 31,	2010	2009	2008
	$	$	$
Income tax expense (recovery)
Current	354	1	(59)

Income tax expense (recovery) on loss from operations as presented differs from the amount calculated by applying the statutory income tax rate to income (loss) before income taxes. The reasons for this difference and the effect on income tax expense (recovery) are as follows:

	2010		2009		2008
	$	%	$	%	$	%
Income (loss) before income taxes:
Canadian operations	(1,039)		(767)		(316)
Foreign operations	(27,568)		(25,342)		(40,382)
	(28,607)		(26,109)		(40,698)
Income tax recovery at the Canadian statutory tax rate	8,553	29.9	8,068	30.9	12,576	30.9
Change in income taxes arising from the following:
Effect of foreign operations and foreign tax rates	(4,777)	(16.7)	(2,981)	(11.4)	(8,297)	(20.4)
Deductible (non-deductible) items	(216)	(0.7)	138	0.5	(144)	(0.4)
Unrecognized tax benefits of losses carried forward and other differences	(3,565)	(12.5)	(5,261)	(20.1)	(3,940)	(9.7)
Impact of changes in tax rates	-	-	-	-	(87)	(0.2)
Other	(349)	(1.2)	35	0.1	(49)	(0.1)
Income tax recovery (expense)	(354)	(1.2)	(1)	-	59	0.1

Form 20-F

The tax effect of temporary differences and net operating losses that give rise to future income tax assets and liabilities are as follows:

	2010	2009
	$	$

Future income tax liabilities
Carrying values of capital assets in excess of tax basis	(91)	(41)
Total future income tax liabilities	(91)	(41)
Future income tax assets
Tax basis of capital assets in excess of carrying values	1,808	2,113
Net operating losses of foreign entities carried forward	26,961	25,081
Research and development expenditures	11,500	9,300
Share issue costs, financial expenses and other	918	1,438
Impairment loss on long-term investment	284	372
Total future income tax assets	41,471	38,304
Valuation allowance	(41,263)	(38,139)
Future tax assets	208	165
Net future income tax assets	117	124

During the year ended December 31, 2010, the valuation allowance increased by $3,124 [2009 - $1,006].

The Corporation has accumulated loss carryforwards in foreign jurisdictions which are available to reduce the taxable income of future years, the benefits of which have not been recognized in these consolidated financial statements. These loss carryforwards expire as follows:

Barbados $
2012	2,791
2013	4,145
2014	3,282
2016	4,110
2017	8,653
2018	2,215
2019	441
25,637

In addition, the Corporation has loss carryforwards amounting to $209,530 in Ireland that are available to reduce taxable income in future years and have an unlimited carryforward period, the benefits of which have not been reflected in these consolidated financial statements.

The Corporation has research and development expenditures amounting to approximately $49,471 for Canadian federal tax purposes and $34,283 for Quebec tax purposes that are available to reduce taxable income in future years and have an unlimited carryforward period. Research and development expenditures are subject to audit by the taxation authorities and, accordingly, these amounts may vary.

The Corporation also has accumulated share issue costs which have not been deducted for income tax purposes amounting to approximately $972. The benefits of these expenses have not been recorded in the consolidated financial statements.

Canada Revenue Agency audit

The Corporation was audited by the Canada Revenue Agency [“CRA”] with respect to the 2002 sale of an undivided interest in certain of its intellectual property rights to its foreign subsidiaries, and with respect to its international operations.

Form 20-F

In 2006, the Corporation took a reserve with respect to valuation issues in relation to the amount at which the assets were sold in 2002, through a reduction in future income tax assets of $2,072 and a corresponding reduction in the valuation allowance. During the year ended December 31, 2010, the fiscal year 2002 became statute-barred and is therefore no longer subject to a tax reassessment. Consequently, the $2,072 reduction in future tax assets and corresponding reduction in the valuation allowance were reversed.

18.	GOVERNMENT ASSISTANCE

The Corporation incurred research and development expenditures which are eligible for investment tax credits. The investment tax credits recorded are based on management’s estimates of amounts expected to be recovered and are subject to audit by the taxation authorities and, accordingly, these amounts may vary. These amounts have been recorded as a reduction of research and development expenditures for the years ended December 31, as follows:

	2010	2009	2008
	$	$	$

Research and development tax credits
Refundable	2,144	1,310	1,888

The Corporation has non-refundable investment tax credits available amounting to $9,992 related to research and development expenditures which may be utilized to reduce federal income taxes payable in future years, and expire as follows:

$

2025	1,147
2026	1,769
2027	2,158
2028	2,329
2029	1,566
2030	1,023
9,992

The benefits of these non-refundable investment tax credits have not been recognized in the consolidated financial statements.

19.	FINANCIAL EXPENSES

	2010	2009	2008
	$	$	$

Interest on long-term debt	4,230	3,254	2,348
Interest on capital lease obligations	714	746	785
Interest on patent defense litigation costs payable	333	296	-
	5,277	4,296	3,133

Form 20-F

20.	NET CHANGE IN OTHER OPERATING ITEMS

	2010	2009	2008
	$	$	$

Accrued interest on marketable securities
and long-term investments	(28)	704	644
Accounts receivable	1,680	(1,233)	(1,031)
Research and development tax credits receivable	1,226	(1,310)	(77)
Income taxes receivable	217	219	(313)
Inventories	(558)	(877)	1,215
Prepaid expenses and other assets	(1,293)	(60)	819
Accounts payable and accrued liabilities	(7,051)	5,054	4,581
Deferred revenue	27,775	3,440	(7,546)
	21,968	5,937	(1,708)

The consolidated statements of cash flows exclude the following non-cash items:

	2010	2009	2008
	$	$	$

Non-cash investing activity:
Loan receivable upon transfer of asset to the joint venture	8,369	-	-
Non-cash financing activity:
Fair value of liabilities assumed by the joint venture	(8,369)	-	-

21.	EMPLOYEE BENEFIT PLANS

The Corporation has two defined contribution pension plans, a voluntary contributory Canadian plan effective July 1, 2005 and a voluntary contributory European plan effective December 2003. The Corporation funded and charged to expenses contributions amounting to $199, $241 and $269 in the years ended December 31, 2010, 2009 and 2008, respectively.

22.	ECONOMIC DEPENDENCE

The Corporation is dependent on key raw material suppliers and key contract manufacturers. The loss of any of these suppliers could have a material adverse effect on the Corporation’s consolidated financial position and results of operations.

23.	MANAGEMENT OF CAPITAL

The Corporation’s capital management objectives are to safeguard its ability to continue as a going concern and to provide returns for shareholders and benefits for other stakeholders, by ensuring it has sufficient cash resources to fund its research and development activities, to pursue its commercialization efforts and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Corporation may attempt to raise additional funds through the issuance of debt or equity, or by entering into distribution and license agreements.

The Corporation includes shareholders’ (deficiency) equity [excluding accumulated other comprehensive income (loss)], long-term debt and deferred revenue in the definition of capital, which, as at December 31, 2010 and 2009, is as follows:
	2010 $	2009 $
Shareholders’ equity (deficiency) [excluding accumulated other comprehensive income (loss)]	(18,733)	(13,987)
Total deferred revenue	45,077	17,302
Total long-term debt	48,588	22,497
	74,932	25,812

Form 20-F

The Corporation constantly monitors its overall capital management. In order to ensure that the Corporation has enough cash and cash equivalents to finance its operations and capital needs beyond the next twelve months, the Corporation has undertaken the following measures:
•
In November 2009, the Corporation reduced its workforce by eliminating 35 positions, resulting in restructuring costs of $897, of which no amount [2009 - $473] is payable as at December 31, 2010 [note 11];

•
in November 2009, the Corporation entered into a SEDA pursuant to which the Purchaser has irrevocably committed to purchase up to $25,000 of the Corporation’s common shares for a three-year period [note 15]. In connection with the SEDA, the Corporation filed a short-form base shelf prospectus with the securities authorities in each province and territory of Canada and a corresponding registration statement with the United States Securities and Exchange Commission [“SEC”]. These filings allow the Corporation to qualify the shares issued under the SEDA and make offerings of common shares, preferred shares, warrants or a combination thereof for an amount of up to $100,000 until January 2012;

•	in February 2010, the Corporation completed a secondary public offering resulting in net proceeds of $22,057 [note 15];

•
in May 2010, the Corporation signed a joint venture agreement under which it received US$26,000, thereby increasing its capital accordingly and allowing the Corporation to fund its initial share of the commercialization expenses of OLEPTRO™ in the United States;

•	in June 2010, the Corporation amended the repayment terms of an existing term loan agreement resulting in a reduction in its use of cash over the subsequent 30-month period [note 14];

•	in October 2010, the Corporation completed a term loan agreement maturing in May 2012 and received a cash advance of $10,000; and

•
the Corporation continues to reduce spending on research and development programs by way of postponement of high-cost third-party research and development activities such as clinical trials, as well as other cost reduction initiatives.

Form 20-F

24.	FINANCIAL INSTRUMENTS

Classification of financial instruments

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost. The disclosures in the “Financial instruments - Recognition and measurement” section of note 2 to these consolidated financial statements describe how the categories of financial instruments are measured and how income and expenses, including fair value gains and losses, are recognized.

As at December 31, 2010, the classification of the financial instruments, as well as their carrying values and fair values, are shown in the table below:

	Held-for- trading $	Available- for-sale $	Loans and receivables $	Other financial liabilities $	Total carrying value $	Fair value $
Financial assets
Cash and cash equivalents	39,394	-	-	-	39,394	39,394
Marketable securities	-	10,235	-	-	10,235	10,235
Accounts receivable [excluding sales tax receivable]	-	-	3,243	-	3,243	3,243
Restricted investments	-	215	-	-	215	215
Long-term Notes	3,649	-	-	-	3,649	3,649
Term loans receivable	-	-	17,379	-	17,379	17,379
	43,043	10,450	20,622	-	74,115	74,115
Financial liabilities
Accounts payable and accrued liabilities [excluding certain reserves]	-	-	-	7,676	7,676	7,676
Long-term debt	-	-	-	48,588	48,588	50,240
	-	-	-	56,264	56,264	57,916

Fair value of financial instruments

The Corporation has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

•	the fair value of the marketable securities has been determined by reference to published price quotations in active markets [Level 1];

•
given their short-term maturity, the fair value of cash and cash equivalents, accounts receivable, restricted investments and accounts payable and accrued liabilities approximates their carrying value;

•	the Long-term Notes are recorded at their estimated fair value using the methods and assumptions described in note 8 [Level 3];

•
the estimated fair values of term loans receivable and long-term debt were determined by discounting expected cash flows at rates the Corporation would expect in the marketplace for similar loans and debts; and

•	the embedded put option is recorded at fair value using the methods and estimated assumptions disclosed in note 14 [Level 3].

Form 20-F

Market risks

(i) Foreign exchange risk

The Corporation operates internationally and a significant portion of the Corporation’s revenue from licensing and distribution agreements and product sales is denominated in U.S. dollars or euros. This results in financial risk due to fluctuations in the value of the Canadian dollar relative to the U.S. dollar and euro. The Corporation has a natural hedge for a portion of this risk, to the extent that certain of its expenditures are in U.S. dollars and euros. Fluctuations in the timing of payments of accounts receivable and accounts payable could cause unanticipated fluctuations in the Corporation’s consolidated operating results.

The Corporation contracted a term loan denominated in U.S. dollars, the outstanding balance of which amounted to US$20,000 as at December 31, 2010. To reduce the impact on the Corporation’s consolidated results of operations and future cash flows which would result from a significant adverse change in foreign currency exchange rate of the Canadian dollar relative to the U.S. dollar and the effect it would have on the carrying value of its term loan, the Corporation typically maintains cash and cash equivalents and/or marketable securities denominated in U.S. dollars. Changes in the fair value of marketable securities denominated in U.S. dollars, including changes due to currency fluctuations, are recorded in accumulated other comprehensive income prior to maturity and will not necessarily reduce offsetting changes to the balance of the U.S. dollar-denominated term loan in the same period. The Corporation has not otherwise hedged significant exposures denominated in foreign currencies. In addition, the Corporation’s term loans receivable from and term loans payable of a joint venture amounted to US$17,375 and US$17,375, respectively, as at December 31, 2010. Under the joint venture agreement, these two financial instruments [both the asset and the liability] bear the same interest rate and are subject to the same repayment terms by the joint venture. Both should decrease by the same amount simultaneously upon reimbursement by the joint venture.

The significant balances in U.S. dollars, euros and pounds sterling as at December 31, are as follows:

	U.S. $	€	£
2010
Cash and cash equivalents	25,987	1,052	15
Accounts receivable	2,111	627	-
Restricted investments	142	55	-
Term loans receivable	17,375	-	-
Accounts payable and accrued liabilities	(3,746)	(206)	(6)
Long-term debt	(37,713)	-	-
	4,156	1,528	9
2009
Cash and cash equivalents	17,974	1,695	108
Marketable securities	814	-	-
Accounts receivable	484	772	802
Restricted investments	48	55	-
Accounts payable and accrued liabilities	(10,594)	(795)	(94)
Long-term debt	(20,200)	-	-
	(11,474)	1,727	816

Form 20-F

Based on the aforementioned net exposure as at December 31, and assuming that all other variables remain constant, a 10% rise or fall in the Canadian dollar against the other currencies would have resulted in decreases (increases) in net loss and other comprehensive loss as follows:

	Net loss		Other comprehensive loss
Canadian dollar:	Appreciates 10%	Depreciates 10%	Appreciates 10%	Depreciates 10%
2010	$	$	$	$
Against U.S. dollar	(2,117)	2,117	1,701	(1,701)
Against euro	(203)	203	-	-
Against pound sterling	(1)	1	-	-

	Net loss		Other comprehensive loss
Canadian dollar:	Appreciates 10%	Depreciates 10%	Appreciates 10%	Depreciates 10%
2009	$	$	$	$
Against U.S. dollar	1,330	(1,330)	-	-
Against euro	(203)	203	-	-
Against pound sterling	(1)	1	-	-

(ii) Interest rate risk

Financial instruments that potentially subject the Corporation to significant cash flow interest rate risk are financial assets with variable interest rates and consist of cash and cash equivalents. A portion of cash and cash equivalents bears interest at a variable rate. Accounts receivable, accounts payable and accrued liabilities are non interest-bearing. Based on the value of variable interest-bearing cash and cash equivalents during the year ended December 31, 2010, an assumed 10% increase in interest rates during such period would have decreased the net loss by $8 [2009 - $3], with an equal but opposite effect for an assumed 10% decrease in interest rates. Based on the value of variable interest-bearing accounts payable during the year ended December 31, 2010, an assumed 10% increase in interest rates during such period would have increased the net loss by $33 [2009 - $17], with an equal but opposite effect for an assumed 10% decrease in interest rates. The term loans receivable and term loans payable, both amounting to $17,379 as at December 31, 2010, bear interest at the same variable rate and, consequently, any fluctuation in the interest rate would not have any effect on net loss.

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. The Corporation’s marketable securities and the restricted investments are the only financial assets bearing interest at fixed rates and certain elements of the long-term debt are the only financial liabilities bearing a fixed interest rate. The risk that the Corporation will realize a loss as a result of a decline in the fair value of its marketable securities is limited because these investments, although available-for-sale, are generally held to maturity. Management does not believe that the Corporation’s results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to fixed interest rates on the marketable securities, owing to their relative short-term nature. Risks inherent to the long-term investments are disclosed in note 8.

Form 20-F

Credit risk

The Corporation’s maximum exposure to credit risk as at December 31, 2010 and 2009 consists of the carrying value of its financial assets. The Corporation manages credit risk by maintaining bank accounts with reputable banks and financial institutions and investing only in government-backed institutions with securities that are traded on active markets and are capable of prompt liquidation. Cash as at December 31 is held as follows:

	2010	2009
	$	$
Two Canadian chartered banks	31,369	19,500
Two Irish banks [2009 - one]	2,922	3,637
Two U.S. banks	4,961	393
Other banks	142	120
	39,394	23,650

The Corporation’s cash and cash equivalents are not subject to any external restrictions. The Corporation has an investment policy that monitors the safety and preservation of principal and investments, which limits the amount invested by issuer.

The Corporation also provides credit to its clients in the normal course of operations. It carries out credit evaluations of its customers on a continuing basis. Revenue from product sales is primarily from established pharmaceutical companies. As at December 31, 2010, 84% of the Corporation’s trade receivables are aged as current [2009 - 57%], 16% are aged between one and thirty days past due [2009 - 30%], and none are greater than 30 days past due [2009 - 13%]. As at December 31, 2010, 72% of trade receivables are due from three customers [2009 - 64% due from three customers].

Liquidity risk

The Corporation is exposed to the risk of being unable to honour its financial commitments by the deadlines set out under the terms of such commitments. The Corporation manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Senior management of the Corporation is actively involved in the review and approval of planned expenditures.

24.	FINANCIAL INSTRUMENTS

The following table presents the contractual maturities of the undiscounted cash flows of financial liabilities and capital lease obligations as at December 31, 2010:

	Less than 1 year $	1-2 years $	2-3 years $	3-5 years $	Total $
Accounts payable and accrued liabilities	7,676	-	-	-	7,676
Long-term debt	12,960	21,789	-	17,379	52,128
Capital lease obligations	1,023	1,004	1,094	5,027	8,148
	21,659	22,793	1,094	22,406	67,952

25.	SEGMENT DISCLOSURES

The Corporation operates in one operating segment: pharmaceutical products. The Corporation carries on business in Canada, Barbados, the United States, and Ireland. Substantially all of the Corporation’s tangible assets are located in Canada. Licensing and product sales revenue has been derived primarily from the business carried on in Ireland, by the Corporation’s subsidiary Labopharm Europe Limited, and all other revenue has been derived from business carried on in Canada, and more recently, in the United States through its joint ventures [note 26]. The intangible assets are jointly owned by the Corporation and its foreign subsidiaries, Labopharm Europe Limited and Labopharm (Barbados) Limited.

Form 20-F

The following tables present revenue by the customers’ country of domicile, and property, plant and equipment by location:

	2010	2009	2008
Total revenue	$	$	$

Canada - Paladin Labs Inc.	4,189	4,975	3,582
United States - Purdue Pharma Products L.P.	3,406	7,114	3,092
Ireland - Angelini Labopharm, LP	6,532	-	-
France - sanofi-aventis	2,084	2,893	2,612
Spain - Esteve SA	2,571	2,700	1,723
Germany - Hexal AG	928	1,494	2,442
Japan - Nippon Shinyaku	2,390	-	-
Other European countries	4,674	4,166	7,252
Others	2,610	1,230	1,311
	29,384	24,572	22,014

	2010	2009
Property, plant and equipment	$	$

Canada	6,903	7,826
Republic of Ireland	485	603
United States	290	146
	7,678	8,575

For the year ended December 31, 2010, five customers [2009 - five customers; 2008 - five customers] generated 24%, 15%, 15%, 11% and 10%, respectively, of product sales [2009 - 27%, 15%, 15%, 15% and 10%; 2008 - 27%, 18%, 13%, 13% and 12%, respectively].

For the year ended December 31, 2010, three customers [2009 - two customers; 2008 - two customers] generated 39%, 29% and 14%, respectively, of licensing revenue [2009 - 71% and 14%; 2008 - 52% and 35%, respectively].

For the year ended December 31, 2010, three customers [2009 - two customers; 2008 - nil] generated 30%, 37% and 18%, respectively, of services and research and development collaborations revenue [2009 - 80% and 20%, respectively; 2008 - nil].

For the years ended December 31, 2010 and 2009, one customer generated 100% of royalty revenue.

26.	INTERESTS IN JOINT VENTURES

On May 20, 2010, the Corporation established a joint venture with Gruppo Angelini [“Angelini”] for the commercialization of OLEPTRO™ in the United States. OLEPTRO™ is a novel once-daily formulation of the antidepressant trazodone which was approved for sale in the United States by the U.S. Food and Drug Administration on February 2, 2010. The joint venture [“Angelini Labopharm”] is 50%-owned by each of the Corporation and Angelini [the “Partners”].

As part of the joint venture agreement, the Corporation granted Angelini Labopharm the exclusive right to market and sell OLEPTRO™ in the United States. In exchange, the Corporation received a total consideration from Angelini Labopharm comprised of the following: (i) a 50% ownership interest in Angelini Labopharm and term loan receivable having a combined value of $27,199 [US$26,000] based on Angelini’s cash contribution to the joint venture; (ii) a cash payment of $27,199 [US$26,000] from Angelini Labopharm; and (iii) the Corporation is eligible to receive up to US$40,000 from Angelini Labopharm upon OLEPTRO™ achieving certain sales milestones [or US$20,000 after giving effect to the Corporation’s 50% participation in the joint venture].

Form 20-F

The Partners each initially contributed $14,646 [US$14,000] to Angelini Labopharm to fund a total of $29,292 [US$28,000] in initial working capital to support the launch of OLEPTRO™. Each Partner is entitled to 50% of Angelini Labopharm’s net income and, as of September 30, 2011, any excess cash flows will be distributed to the Partners on a quarterly basis. The ongoing cash requirements of Angelini Labopharm will be reviewed on a quarterly basis and the Partners will jointly make additional contributions as required and as mutually agreed upon until June 2012. An additional $5,027 [US$5,000] was contributed by each of the Partners in November 2010 [note 30].

Considering the cash received, net of the cash initially contributed to Angelini Labopharm, and the Corporation’s commitment to contribute additional funds, the Corporation deferred the revenue in the amount of $27,199 [US$26,000], resulting from the formation of the joint venture. This amount is recognized into revenue over a five-year period representing the expected useful life of the license. During the year ended December 31, 2010, $3,173 of the deferred revenue was recognized as licensing revenue.

The major components of the Corporation’s interest in Angelini Labopharm as at December 31, are as follows:

Consolidated balance sheets	2010 $
Cash and cash equivalents	3,273
Other current assets	2,043
Long-term assets	240
Current liabilities	4,293
Long-term debt	17,379
Consolidated statements of operations
Revenues	332
Cost of goods sold	457
Selling, general, and administrative and other expenses	16,257
Financial expenses	620
Net loss	(17,002)
Consolidated statements of cash flows
Operating activities	(15,941)
Investing activities	(256)
Financing activities	19,707
Foreign exchange gain on cash held in foreign currencies	(237)

27.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2010, the Corporation entered into the following transactions with Angelini Labopharm, which represent the portion of transactions or balances not eliminated upon proportionate consolidation. These transactions are included in the consolidated statements of operations for the year ended December 31:

2010 $

Product sales	2,464
Services revenue	1,619
Interest income	612

These transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Form 20-F

The consolidated balance sheets include the following balances with the joint venture as at December 31:

2010 $
Accounts receivable	1,417
Term loans receivable	17,379

During the year ended December 31, 2010, in the normal course of business, the Corporation paid consulting fees of $60 [2009 - $304; 2008 - $331] to a corporation related to a director and Managing Director of a wholly-owned subsidiary, and a former director of the Corporation [up to May 2008] and recorded this amount in selling, general and administrative expenses. As at December 31, 2010, no fees [2009 - $24] are included in accounts payable and accrued liabilities. These transactions are measured at the exchange amount.

28.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES

These consolidated financial statements were prepared in accordance with Canadian GAAP. The following represents accounting policies which the Corporation would adopt in order to conform to U.S. GAAP as well as certain additional disclosures required under U.S. GAAP:

[a]	Stock-based compensation

Under Canadian GAAP, the Corporation accounts for stock-based compensation to employees and directors as described in note 2. Under U.S. GAAP, the Corporation has also followed the fair value method as codified in Accounting Standards Codification [“ASC”] 718, Stock Compensation [“ASC 718”]. As such, all stock-based compensation expense is also recorded as a charge to income and a credit to contributed surplus. However, the compensation expense under U.S. GAAP considers options as well as warrants granted prior to the effective date of the Canadian GAAP requirements. Consequently, under U.S. GAAP, the Corporation recorded incremental expenses in the amount of $10,373 resulting in a corresponding increase in deficit, an increase in contributed surplus of $6,349 and an increase in capital stock of $4,024.

[b]	Patent and intellectual property costs

On January 1, 2009, the Corporation adopted Canadian Institute of Chartered Accountants Handbook Section 3064, Goodwill and Intangible Assets, and as such, under Canadian GAAP, the Corporation no longer recognizes as intangible assets internally generated trademarks. Under U.S. GAAP, under certain conditions, such costs would be capitalized and amortized over their estimated useful lives. In addition, under U.S. GAAP, the Corporation capitalizes all patent costs and costs of acquiring intellectual property when the underlying product is initially approved for commercialization in any territory, whereas under Canadian GAAP, the Corporation capitalizes such costs attributable to a specific territory, only when the underlying product is first approved for commercialization in such territory. Amounts included in the reconciliation of consolidated net loss and comprehensive loss reflect a decrease to the net loss for amounts capitalized under U.S. GAAP, offset by an increase to the net loss for additional amortization expense under U.S. GAAP. Furthermore, under Canadian GAAP, the Corporation considers acquired software as a component of intangible assets while under U.S. GAAP it is considered a component of property, plant and equipment.

During the year ended December 31, 2010, the Corporation recorded as intangible assets internally generated patents which relate to a product approved for sale, acquired patents or acquired intellectual property rights, for an amount of $85 [2009 - $76] which will be amortized over a weighted average period of approximately 13 years [2009 - 11 years] under U.S. GAAP.

Under U.S. GAAP, cost and accumulated amortization of intangible assets as at December 31, 2010 amounted to $2,291 and $798, respectively [2009 - $2,206 and $513, respectively]. Amortization expense for intangible assets for the year ended December 31, 2010 amounted to $285 [2009 - $197].

Form 20-F

The estimated amortization expense for the next five succeeding fiscal years is as follows:
$

2011	199
2012	199
2013	199
2014	159
2015	126
882

[c]	Research and development expenses

Under U.S. GAAP, research and development costs are expensed as incurred and include salaries and benefits, costs paid to third-party contractors to perform research, develop and manufacture material, and a portion of facilities costs. Clinical trial costs are a significant component of drug research and development expenses and include costs associated with third-party contractors. Invoicing from third-party contractors for services performed can lag several months. There are no deferred research and development costs under U.S. and Canadian GAAP.

[d]	Investment tax credits

Under U.S. GAAP, non-refundable research and development tax credits are applied as a reduction of income tax expense. These amounts are deducted from research and development expenses under Canadian GAAP.

[e]	Inventories

Canadian GAAP permits the reversal of previously recorded inventory write-downs. Under U.S. GAAP, reversals of inventory write-downs are not permitted. The amounts included in the reconciliation of consolidated net loss and comprehensive loss reflect an adjustment to the net loss for these reversals recorded in the years ended December 31, 2009 and 2008 under Canadian GAAP.

[f]	Income tax expense

A) The provisions of Financial Accounting Standards Board [“FASB”] ASC 740, Income Taxes [“ASC 740”] provide guidance on how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing tax returns to determine whether the tax positions have met a “more likely than not” threshold of being sustained by the applicable tax authority. Under ASC 740, tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. Unrecognized tax benefits are tax benefits claimed in the Corporation’s tax returns that do not meet these recognition and measurement standards. Under ASC 740, the Corporation also classifies a liability for unrecognized tax benefits as current only to the extent that the Corporation anticipates making a payment within one year. The Corporation’s policy is to recognize interest and/or penalties related to income tax matters in selling, general and administrative expenses.

[g]	Derivative liability - warrants

Under Canadian GAAP, the Corporation recorded an increase to warrants and a reduction in the carrying value of the term loan amounting to $549, which was the estimated fair value of the 292,030 warrants which vested as a result of the amendment to the term loan agreement in June 2009 [note 14]. The reduction to the carrying value of the term loan will be accreted over the remaining term of the loan as a non-cash financial expense using the effective interest rate method.

Under U.S. GAAP, commencing on January 1, 2009, these 292,030 warrants did not meet the criteria established for equity presentation and the above-noted Canadian GAAP adjustment was reversed. The Corporation recorded a $555 current derivative liability for the estimated fair value of 292,030 warrants on January 1, 2009 and an increase of $555 to the opening deficit balance as a cumulative effect of a change in accounting principle. The Corporation re-measured the derivative liability based on its estimated fair value as at December 31, 2010 and recorded a gain resulting from the change in its estimated fair value amounting to $401 for the year ended December 31, 2010 [2009 - $26], and a corresponding decrease to the derivative liability. The accreted non-cash financial expense under Canadian GAAP in the amount of $217 for the year ended December 31, 2010 was reversed [2009 - $118].

Form 20-F

The estimated fair value of this derivative liability was determined as at December 31, 2010 and 2009 using the Black-Scholes option pricing model and the following assumptions:
	2010	2009
Expected volatility	80%	122%
Expected life [in years]	2.0	3.0
Risk-free interest rate	1.68%	2.51%
Dividend yield	Nil	Nil

The effect of the above on the Corporation’s consolidated financial statements is set out below:

Reconciliation of consolidated net loss and comprehensive loss

For the years ended December 31,	2010	2009	2008
	$	$	$

Net loss under Canadian GAAP	(28,961)	(26,110)	(40,639)
Adjustment for:
Impact of reversal of previously recorded inventory write-downs [e]	-	19	(150)
Patent and intellectual property costs [b]	(21)	(15)	86
Change in fair value of the derivative liability - warrants [g]	401	26	-
Financial expenses [g]	217	118	-
Net loss under U.S. GAAP	(28,364)	(25,962)	(40,703)
Unrealized net gains and/or losses on marketable securities in prior periods transferred to net loss in the current period	109	(1,395)	-
Changes in unrealized gains or losses on marketable securities	49	(158)	1,445
Cumulative translation adjustment	642	-	-
Comprehensive loss under U.S. GAAP	(27,564)	(27,515)	(39,258)
Net loss per share under U.S. GAAP - basic and diluted	(0.41)	(0.45)	(0.72)

The weighted average number of common shares outstanding for purposes of determining basic and diluted net loss per share is the same as that used for Canadian GAAP purposes.

The effects of any permanent or temporary timing differences for tax purposes are not significant and, therefore, have not been reflected in the reconciliation.

Form 20-F

Reconciliation of reported amounts on consolidated balance sheets

Material variations in selected consolidated balance sheet accounts under U.S. GAAP are as follows:

	Canadian GAAP $	Adjustments $	U.S. GAAP $
As at December 31, 2010
Inventories [e]	3,195	(131)	3,064
Property, plant and equipment [b]	7,678	244	7,922
Intangible assets [b]	1,748	(256)	1,492
Derivative liability - warrants [g]	-	128	128
Long-term debt [g]	48,588	214	48,802
Share capital [a]	260,231	4,024	264,255
Warrants [g]	6,133	(549)	5,584
Contributed surplus [a]	17,489	6,349	23,838
Deficit	(302,586)	(10,309)	(312,895)
As at December 31, 2009
Inventories [e]	2,637	(131)	2,506
Property, plant and equipment [b]	8,575	334	8,909
Intangible assets [b]	2,018	(325)	1,693
Derivative liability - warrants [g]	-	529	529
Long-term debt [g]	22,497	431	22,928
Share capital [a]	242,316	4,024	246,340
Warrants [g]	937	(549)	388
Contributed surplus [a]	16,385	6,349	22,734
Deficit	(273,625)	(10,906)	(284,531)

Additional disclosures required under U.S. GAAP are as follows:

[i]	Income tax expense

As at December 31, 2010 and 2009, the Corporation had approximately $353 and $2,813, respectively, of total gross unrecognized tax benefits, which if recognized would favourably affect the effective income tax rate in any future period before valuation allowance.

The Corporation had no accrual for interest or penalties on tax matters as at December 31, 2010 and 2009, and had recognized no interest expense, income, or penalties on tax matters in the consolidated statements of operations for the periods then ended.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits includes the following components:

	2010 $	2009 $
Unrecognized tax benefits, beginning of year	2,813	2,597
Gross decreases - prior-period tax positions	(2,600)	-
Gross increases - current-period tax positions	140	216
Unrecognized tax benefits, end of year	353	2,813

The unrecognized tax benefits relate to unrecognized investment tax credits that are subject to audit by the Canadian taxation authorities. The Corporation considers it reasonably possible that tax positions could be agreed to with the taxation authorities, which may result in increases or decreases to the balance of unrecognized tax benefits within the next twelve months. However, an estimate of such an increase or decrease cannot be currently made.

Form 20-F

The Corporation files income tax returns in Canada [federal and provincial], Ireland, United States [federal and state], Cyprus and Barbados.

The Corporation has no ongoing income tax audits as at December 31, 2010. The Corporation has been audited for federal investment tax credits up to and including the December 31, 2008 taxation year, and for other matters the Corporation is subject to audit by the CRA and provincial taxation authorities for the 2006 to 2010 tax years. The Corporation is also subject to audit in Ireland and Barbados for the 2002 to 2010 taxation years, in Cyprus for the 2005 to 2010 taxation years, and in the U.S. for the 2008 to 2010 taxation years, for which no individually material unrecognized tax benefits exist.

[ii]	Collaborative arrangements

The Corporation enters into strategic alliances or licensing agreements [“Agreements’’] with national or international pharmaceutical companies that have the necessary resources and distribution networks to market and sell its pharmaceutical products. In connection with these Agreements, the Corporation may receive up-front licensing payments which are recorded as deferred revenue upon receipt and are generally recognized as revenue on a straight-line basis during the term over which the Corporation maintains substantive contractual obligations. Under these Agreements, the Corporation may also receive payments upon the achievement of specified events. The obligations of the Corporation generally include the provision of services which may extend from completing development of the products to obtaining regulatory approval of the products in the licensed territory. In addition, these Agreements generally provide for the Corporation to receive payments for the supply of products, and/or royalties on the collaborators’ sales of the products in their territory.

Amounts attributable to transactions arising from these Agreements and recognized as revenue for the year ended December 31, consist of the following:

	2010 $	2009 $
Product sales	13,930	17,949
Licensing	8,228	4,902
Royalties	1,977	962
	24,135	23,813

In December 2007, the Corporation entered into a cross-license agreement with Angelini with respect to the Corporation’s once-daily formulation of trazodone. Under the agreement, the Corporation retained the rights to sell its once-daily trazodone product in the U.S., Canada and other countries primarily outside Europe, and Angelini retained the rights to market and sell the product in Europe, India, Japan and a few other smaller markets. Under the revenue-sharing agreement, the Corporation is obliged to pay Angelini certain royalties on the Corporation’s revenue, a portion of which is payable only after the Corporation has recuperated its development costs, and a portion of which is only payable for the initial two years following initial commercial launch of the product. The royalty structure is dependent on whether the product is commercialized directly by the Corporation or through a sub-licensee. Angelini further has the obligation to supply the raw materials to the Corporation at market price for an initial two-year period.

[iii]	Joint ventures

Under Canadian GAAP, investments in jointly-controlled entities are accounted for using the proportionate consolidation method. Under U.S. GAAP, investments in jointly-controlled entities are accounted for using the equity method. Although there are material differences between these accounting methods, the Corporation relies on an accommodation of the SEC permitting the Corporation to exclude the disclosure of such differences which affect only the display and classification of financial statement items excluding shareholders’ equity (deficiency) and net income (loss). Angelini Labopharm meets the requirements of this accommodation.

[iv]	Recently adopted accounting pronouncements under U.S. GAAP

During the three-month period ended June 30, 2010, the Corporation early adopted Accounting Standards Update [“ASU”] No. 2009-13, Multiple-Deliverable Revenue Arrangements [“ASU 2009-13”]. ASU 2009-13 amends existing revenue recognition accounting pronouncements that are currently within the scope of ASC Subtopic 605-25. Since the period of adoption is not the first reporting period in the Corporation’s fiscal year, ASU 2009-13 is applied retroactively from January 1, 2010 to arrangements entered into or modified since that date. Disclosures required by ASU 2009-13 under U.S. GAAP mirror those required by EIC-175 under Canadian GAAP and are presented in note 3.

Form 20-F

[v]	Recent accounting pronouncements under U.S. GAAP

B) In April 2010, the FASB issued ASU No. 2010-13, Stock Compensation [“ASU 2010-13”]. ASU 2010-13 amends FASB ASC Topic 718, Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades - a consensus of the FASB Emerging Issues Task Force, to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. ASU 2010-13 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. ASU 2010-13 should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings (deficit). The cumulative-effect adjustment should be calculated for all awards outstanding as of the beginning of the fiscal year in which the amendments are initially applied, as if the amendments had been applied consistently since the inception of the award. The cumulative-effect adjustment should be presented separately. Earlier application is permitted. This pronouncement is not expected to have a material impact on the Corporation’s consolidated financial statements.

In April 2010, the FASB issued ASU No. 2010-17, Revenue Recognition - Milestone Method [“ASU 2010-17”]. ASU 2010-17 provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions in FASB ASC Subtopic 605-25, Revenue Recognition, Multiple-Element Arrangements. An entity often recognizes these milestone payments as revenue in their entirety upon achieving a specific result from the research or development efforts. A vendor can recognize consideration that is contingent upon achievement of a milestone in its entirety as revenue in the period during which the milestone is achieved only if the milestone meets all criteria to be considered substantive. Determining whether a milestone is substantive is a matter of judgment made at the inception of the arrangement. ASU 2010-17 is effective for fiscal years and interim periods within those fiscal years beginning on or after June 15, 2010. Early application is permitted. Entities can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted. The Corporation is currently evaluating the impact of this pronouncement on its consolidated financial statements.

In August 2010, the FASB issued ASU No. 2010-21, Accounting for Technical Amendments to Various SEC Rules and Schedules [“ASU 2010-21”]. This update provides amendments to SEC paragraphs pursuant to Release No. 33-9026, Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies. This pronouncement is not expected to have a material impact on the Corporation’s consolidated financial statements.

In August 2010, the FASB issued ASU No. 2010-22, Accounting for Various Topics - Technical Corrections to SEC Paragraphs [“ASU 2010-22”]. This announcement made by the SEC staff amends various SEC paragraphs based on external comments received and the issuance of Staff Accounting Bulletin [“SAB”] 112, which amends or rescinds portions of certain SAB topics. This pronouncement is not expected to have a material impact on the Corporation’s consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-29, Business Combinations [“ASU 2010-29”], which amends ASC 805, Disclosure of Supplementary Pro Forma Information for Business Combinations. This amendment requires that a public corporation that enters into business combinations that are material on an individual or aggregate basis disclose certain pro forma information for the current and the immediately preceding fiscal year. This amendment also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, non-recurring pro forma adjustments directly attributable to such business combination or business combinations. This amendment is effective prospectively for business combinations consummated on or after the first annual reporting period beginning on or after December 15, 2010. Early application is permitted. This pronouncement is not expected to have a material impact on the Corporation’s consolidated financial statements.

Form 20-F

29.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

30.	SUBSEQUENT EVENTS

On January 13 and March 3, 2011, the Corporation advanced US$2,500 and US$3,000, respectively, to Angelini Labopharm as part of its ongoing commitment to fund the joint ventures’ operations.

On February 4, 2011, the Corporation disposed of its Long-term Notes [note 8] for proceeds of $3,809, and repaid in full its revolving credit facility [note 14], amounting to $2,544.

As a result of changing circumstances, the Corporation has recently undertaken a complete review of the business including consideration of all available strategic options.

In March 2011, the Corporation announced a reduction of its workforce, eliminating 38 positions. As a result, the Corporation expects to pay approximately $1,900 of restructuring charges including termination benefits. No liability or expense has been recorded in the year ended December 31, 2010.

Form 20-F

Item 19 Exhibits

Exhibit Index

1.1	Amended Articles of incorporation or the Registrant were incorporated by reference to exhibits 2 and 3 of the Registrant’s Form-8-A filed with the Commission on April 15, 2006
1.2	General By-Laws of the Registrant
4.1	Stock Option Plan of the Registrant
4.2
Second Amendment to Exclusive License Agreement between Labopharm Europe Limited, a wholly-owned subsidiary of the Registrant, and Purdue Pharma Products L.P. dated as of December 31, 2010 (incorporated by reference to Exhibit 99.1 to the Registrant’s report on Form 6-K furnished to the Commission on March 31, 2011)

4.3
Third Amending Agreement to the Distribution and License Agreement between the Registrant and Paladin Labs Inc. effective as of October 13, 2010 (incorporated by reference to Exhibit 99.2 to the Registrant’s report on Form 6-K furnished to the Commission on March 31, 2011)

4.4
Amended and Restated Manufacturing, Packaging and Supply Services Agreement entered into amongst the Registrant and Confab Laboratories Inc. dated June 01, 2010 (incorporated by reference to Exhibit 99.4 to the Registrant’s report on Form 6-K furnished to the Commission on March 31, 2011)

4.5
Amended and Restated Manufacturing, Packaging and Supply Services Agreement entered into amongst the Registrant and Confab Laboratories Inc. dated June 01, 2010 (incorporated by reference to Exhibit 99.5 to the Registrant’s report on Form 6-K furnished to the Commission on March 31, 2011)

4.6
Confidential License Agreement between Labopharm Europe Limited & Angelini Labopharm LP dated May 20, 2010 (incorporated by reference to exhibit 99.1 to the Corporation’s Report on Form 6-K for the month of June, 2010 filed on June 11, 2010)

4.7
Amended and Restated Limited Liability Company Agreement of Labopharm Pharmaceuticals, LLC, among Labopharm Pharmaceuticals, LLC, Labopharm USA, Inc. a wholly-owned subsidiary of the Registrant and Angelini Pharmaceuticals, Inc. dated May 20, 2010 (incorporated by reference to exhibit 99.2 to the Corporation’s Report on Form 6-K for the month of June, 2010 filed on June 11, 2010)

4.8
Limited Partnership Agreement between Labopharm Europe Limited a wholly-owned subsidiary of the Registrant and Amuchina s.p.a., Angelini Labopharm MGP Limited and Angelini Labopharm SGP Limited dated May 20, 2010 (incorporated by reference to exhibit 99.3 to the Corporation’s Report on Form 6-K for the month of June, 2010 filed on June 11, 2010)

4.9
Standby Equity Distribution Agreement between the Registrant and YA Global Master SPV Ltd. dated November 24, 2009 (incorporated by reference to exhibit 99.2 to the Corporation’s Report on Form 6-K for the month of November, 2009 filed on November 25, 2009)

8.1	Subsidiaries of the Registrant
11.1
Code of Ethics and Business Conduct of the Registrant dated August 11, 2010 (incorporated by reference to exhibit 99.1 to the Corporation’s Report on Form 6-K for the month of August 2010 filed on August 24, 2010)

12.1	Certification of the Principal Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Principal Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Corporate Governance Rules of the Registrant
15.2	Audit Committee Pre-Approval Policy for Audit and Non-Audit Services of the Registrant

Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LABOPHARM INC.

Date: March 31, 2011	By:	/s/ Mark A. D’Souza
Name: Mark A. D’Souza
President and Chief Executive Officer

Form 20-F